UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______.

Commission File Number: 0-25092

INSIGHT ENTERPRISES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**86-0766246**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

6820 South Harl Avenue, Tempe, Arizona 85283
(Address of principal executive offices, Zip Code)

11007241

Registrant's telephone number, including area code: (480) 902-1001

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, par value $0.01	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

n/a
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based upon the closing price of the registrant's common stock as reported on The Nasdaq Global Select Market on June 30, 2010 the last business day of the registrant's most recently completed second fiscal quarter, was $603,073,805.

The number of shares outstanding of the registrant's common stock on February 18, 2011 was 46,358,895.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to its 2011 Annual Meeting of Stockholders have been incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this Annual Report on Form 10-K.

INSIGHT ENTERPRISES, INC.

ANNUAL REPORT ON FORM 10-K
Year Ended December 31, 2010

TABLE OF CONTENTS

(This page intentionally left blank)

INSIGHT ENTERPRISES, INC.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 10-K, including statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this report, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include: projections of matters that affect net sales, gross profit, operating expenses, earnings from continuing operations, non-operating income and expenses, net earnings or cash flows, cash needs and the sufficiency of our capital resources and the payment of accrued expenses and liabilities; the effect resulting from changes being implemented by our largest software partner to elements of our channel incentive programs; our business strategy and our strategic initiatives, including the launch of new product and services offerings in international markets; effects of acquisitions or dispositions; projections of capital expenditures; plans for future operations and acquisitions; the availability of financing and our needs or plans relating thereto; the effect of new accounting principles or changes in accounting policies; the effect of guaranty and indemnification obligations; projections about the outcome of ongoing tax audits; statements related to accounting estimates, including estimated stock-based compensation award forfeitures, the timing of the payment of restructuring obligations and the realization of deferred tax assets and the resolution of uncertain tax positions; our positions and strategies with respect to ongoing and threatened litigation; our ability to grow sales to new and existing clients and increase our market share and the resulting effect on our results of operations and profitability; our plans to grow our sales team; the timing of the effect of our initiatives to expand our international product and services offerings; our plans to consolidate and upgrade our IT systems, including the timing and costs relating thereto; the sufficiency of our facilities; our intentions relating to future stock repurchases; the possibility that we may take future restructuring actions; our intentions to reinvest foreign earnings; our plans to use cash flow from operations to pay down debt and make capital expenditures; our exposure resulting from off-balance sheet arrangements; statements of belief; and statements of assumptions underlying any of the foregoing. Forward-looking statements are identified by such words as "believe," "anticipate," "expect," "estimate," "intend," "plan," "project," "will," "may" and variations of such words and similar expressions and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. There can be no assurances that results described in forward-looking statements will be achieved, and actual results could differ materially from those suggested by the forward-looking statements. Some of the important factors that could cause our actual results to differ materially from those projected in any forward-looking statements include, but are not limited to, the following:

- our reliance on partners for product availability and competitive products to sell as well as our competition with our partners;
- our reliance on partners for marketing funds and purchasing incentives;
- disruptions in our information technology systems and voice and data networks, including risks and costs associated with the integration and upgrade of our IT systems;
- general economic conditions, including concerns regarding our ability to collect our accounts receivable and client credit constraints;
- actions of our competitors, including manufacturers and publishers of products we sell;
- changes in the IT industry and/or rapid changes in product standards;
- failure to comply with the terms and conditions of our commercial and public sector contracts;
- stockholder litigation and regulatory proceedings related to the restatement of our consolidated financial statements;
- the availability of future financing and our ability to access and/or refinance our credit facilities;
- the security of our electronic and other confidential information;
- the variability of our net sales and gross profit;
- the risks associated with our international operations;
- exposure to changes in, interpretations of, or enforcement trends related to tax rules and regulations;
- our dependence on key personnel; and
- intellectual property infringement claims and challenges to our registered trademarks and trade names.

Additionally, there may be other risks that are otherwise described from time to time in the reports that we file with the Securities and Exchange Commission. Any forward-looking statements in this report should be considered in light of various important factors, including the risks and uncertainties listed above, as well as others. We assume no obligation to update, and do not intend to update, any forward-looking statements. We do not endorse any projections regarding future performance that may be made by third parties.

PART I

Item 1. *Business*

General

Insight Enterprises, Inc. ("Insight" or the "Company") is a global provider of information technology ("IT") hardware, software and service solutions to businesses and public sector clients. The Company is organized in the following three operating segments, which are primarily defined by their related geographies:

Operating Segment*	Geography	% of 2010 Consolidated Net Sales
North America	United States and Canada	70%
EMEA	Europe, Middle East and Africa	27%
APAC	Asia-Pacific	3%

* Additional detailed segment and geographic information can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 and in Note 18 to the Consolidated Financial Statements in Part II, Item 8 of this report.

We help companies design, enable, manage and secure their IT environments with our process knowledge, technical expertise and product fulfillment and logistics capabilities. Our management tools, capabilities and expertise make designing, deploying and managing IT solutions easier while helping our clients control their IT costs. Insight has locations in 21 countries, and we serve clients in 191 countries with software provisioning and related services, transacting business in 18 languages and 14 currencies. Currently, our offerings in North America and the United Kingdom include IT hardware, software and services. Our offerings in the remainder of our EMEA segment and in APAC are almost entirely software and select software-related services. On a consolidated basis, hardware, software and services represented 53%, 42% and 5%, respectively, of our net sales in 2010, compared to 50%, 44% and 6%, respectively, in 2009.

We were incorporated in Delaware in 1991 as the successor to an Arizona corporation that commenced operations in 1988. Our corporate headquarters are located in Tempe, Arizona. We began operations in the U.S., expanded into Canada in 1997 and into the United Kingdom in 1998. In 2006, through our acquisition of Software Spectrum, Inc. ("Software Spectrum"), we expanded deeper into global markets in EMEA and APAC, where Software Spectrum already had an established footprint and strategic relationships. In 2008, through our acquisitions of Calence, LLC ("Calence") in North America and MINX Limited ("MINX") in the United Kingdom, we enhanced our global technical expertise around higher-end networking and communications technologies, as well as managed services and security. As part of our focus on core elements of our growth strategy, in 2007 we sold PC Wholesale, a seller of IT products to other resellers in the U.S., and in 2006 we sold Direct Alliance Corporation ("Direct Alliance"), a business process outsourcing provider in the U.S.

Business Strategy

Our strategic vision is to be the trusted advisor to our clients, helping them enhance their business performance through innovative technology solutions. With the continual emergence of new technologies and technology solution options in the IT industry, we believe businesses continue to seek technology providers to supply value-added advice to help them identify and deploy IT solutions. We believe that Insight has a unique position in the market and can gain profitable market share and provide enhanced value to our clients. We have a multi-partner approach (we refer to our suppliers as "partners" and our employees as "teammates") and excel at providing broad product selection at competitive prices through an efficient supply chain. We have deeper services and solutions capabilities than many of our competitors, we are the only value-added reseller with a multi-national footprint, and our client base covers a broader cross-section of clients than many of our competitors.

To further refine our strategic focus and strengthen our execution and operational effectiveness, Insight is focused on four strategic initiatives:

- Strengthen the foundation of our business;
- Continue to expand our higher-margin services offerings;
- Expand our hardware offerings in select global markets; and
- Integrate our IT systems.

Strengthen the foundation of our business. Insight's core business is providing IT hardware, software and services to large, medium and small businesses and public sector institutions. We believe that what differentiates Insight from our competitors is:

- Our Scale and Reach – we had $4.8 billion in net sales in 2010 and have sales and distribution capabilities in 21 countries.
- Our People – we have 5,115 teammates worldwide, including over 1,000 skilled, certified services professionals.
- Our Business Foundation – we have a broad offering of hardware and software products, with access to over $3 billion in virtual inventory, efficient supply chain execution and customizable e-commerce capabilities.
- Our Breadth and Depth of Services – we have developed services capabilities focused on managed services and professional and consulting services, which are particularly strong in the United States and the United Kingdom.
- Our Partnerships and Clients – we have a multi-partner approach with over 5,000 partnerships with manufacturers and publishers and over 70,000 commercial and public sector clients globally.

In order to strengthen the foundation of our business, we are refocusing our North America business on our traditional core. Through our new North America sales engagement model, we have created a single, geographically aligned sales and delivery organization which is focused on organic, profitable growth and market share gain. Key components of the new model include:

- Alignment of Sales Teams and Clients – we defined and mapped our current U.S. resources and clients into three regions: East, Central, West, and because of its unique characteristics, a separate Public Sector unit.
- Alignment with Partners – we redefined our client groups to help ensure our sales strategies are in sync with our partners.
- Training – we designed and implemented training programs for our sales managers, directors and pre-sales support to ensure that all sales teammates have access to expertise across our product offerings.
- Operational Excellence – we adopted metrics and a new management system to track our performance and implemented a weekly management commitment process to ensure we have real time visibility into our business and to ensure resources are aligned to drive results.

We are also focusing on selling into a specific set of targeted clients that are part of our total addressable market, or as we call it, our TAM. In North America, we are putting particular focus on commercial and corporate clients, and in EMEA and APAC, we continue to focus on increasing our share of the middle market and public sector client groups. We are addressing these opportunities to grow market share by continuing to invest in our sales teams in EMEA and APAC and by growing the sales teams in North America and investing in enhanced training initiatives.

In addition to our focus on new clients, we seek to increase our share of our current clients' annual IT budgets. We are investing in focused training programs in North America to ensure our sales teammates are able to sell across our broad portfolio of offerings and we are implementing the management system necessary to track our progress. As we launch our new IT system in EMEA, we intend to deploy similar programs as necessary to ensure we are able to bring our new hardware capabilities to our existing clients in additional markets. Our operating model allows us to tailor offerings based on the size and complexity of our client. Accordingly, we believe that there are opportunities for Insight to expand our relationships with our existing clients and increase the types of products and services that each of our existing clients buys from us.

We are also implementing operational excellence and execution initiatives, such as establishing clear roles and accountabilities for all teammates and aligning compensation models and business processes to ensure our productivity improves across our business. We believe that by gaining a clear understanding of baseline productivity performance in our business, we will be better positioned to rationalize investments and achieve better scale on our cost structure as our business grows.

Further, to continue to enhance our core business, we intend to seize growth opportunities in new technologies. As manufacturers, publishers and service providers develop new technologies and as new ways of buying and supplying technology take hold, we are committed to taking advantage of and leveraging these opportunities. In North America, we are building an "as-a-service" aggregation portal (or cloud portal) linked to Insight.com to take advantage of opportunities such as "Software as a Service" ("SaaS"). As an aggregator, we are designing our portal to enable the procurement, delivery, billing, administration and support of on-demand services provided through the cloud. We are planning to bring this solution to the market during 2011.

Additionally, we are strengthening our partnerships to ensure we deliver value to our partners and increase partner access to target clients. By aligning more closely with our partners, we expect to gain market share and improve our profitability by optimizing partner incentive programs. We are focused on understanding our partners' objectives and developing plans and programs to grow our mutual businesses. We measure partner satisfaction regularly and hold quarterly business reviews with our largest partners to review business results from the prior quarter, discuss plans for the future and obtain feedback. Additionally, we host annual partner conferences in North America, EMEA and APAC to articulate our plans for the upcoming year.

Continue to expand our higher-margin services offerings. While Insight's business was built on hardware and software product sales that are the foundation of many of our client relationships today, we believe our strong services capabilities differentiate Insight in the marketplace and enhance our profitability. We offer certain standard and customized solutions to our clients through our managed and professional and consulting services capabilities. While these capabilities are most developed in our United States business, we are growing our capabilities in the United Kingdom and plan to selectively launch the offering of such services in other countries in our EMEA segment and in Canada.

Managed services, which enable a client to drive improved efficiency and generate cost savings by outsourcing non-core IT capabilities, are among our most advanced capabilities. This allows internal IT departments to focus on more value-add activities. Insight's managed services capabilities currently available in the United States include:

- World-class Network Operations Center ("NOC"), with
  - 24/7 operations and
  - Best-in-class management tools
- SaaS
- Complete integration services
- Software asset management
- Managed warranty solutions
- Help desk support
- Complete end-of-life asset management, including asset disposal, redeployment and remarketing

Our professional and consulting services help clients manage and deploy IT assets within their environments to minimize the total cost of ownership. Insight's professional and consulting services capabilities include:

- Strategy, assessment and implementation services around
  - Infrastructure/Security
  - Data Center
  - Software
  - Collaboration
- Broad technology deployment

Our team is composed of over 1,000 professionals with approximately 3,000 certifications and delivers services using a proprietary methodology and dedicated project management office.

Expand our hardware offerings in select global markets. Currently, our offerings in North America and the United Kingdom include IT hardware, software and services. Our offerings in the remainder of our EMEA segment and in APAC are almost entirely software and select software-related services. We intend to continue to offer global software licensing and related asset management services, as we believe these global capabilities meaningfully differentiate us from our competitors. In addition, we are planning to selectively expand our core hardware capabilities into other existing countries in our European footprint. We expect to introduce hardware sales in selected countries in Europe upon the development of IT systems capabilities in our EMEA operating segment. The roll out is planned to occur in phases, and we expect a positive contribution to our financial results beginning in 2012. In addition, we are expanding our service partner network in the United Kingdom and Canada (where we currently offer the full suite of Insight capabilities) to further augment capabilities to deliver select managed and professional and consulting services.

In other countries where we will not expand beyond software, we intend to continue to enhance our software offerings by introducing SaaS solutions, expanding our software services capabilities, and extending our client reach with medium-sized businesses and public sector clients. In addition, we will maintain our global software capabilities differentiation in supporting our multinational clients.

For a discussion of risks associated with international operations, see "Risk Factors – There are risks associated with our international operations that are different than the risks associated with our operations in the United States, and our exposure to the risks of a global market could hinder our ability to maintain and expand international operations," in Part I, Item 1A of this report.

Integrate our IT systems. One of our North America segment's key initiatives is to improve its IT infrastructure in order to fully leverage our core capabilities. As part of this initiative, we intend to consolidate systems and remove operational barriers created by the multiple IT environments inherited in past business acquisitions. We believe this systems integration will drive operational efficiency and simplify engagement among our teammates and with our clients and our partners.

Integrating our current systems will:

- Provide a consistent interface for our clients, partners and teammates;
- Facilitate the alignment of business processes and resources to support the engagement model;
- Simplify account management by consolidating to one Customer Relationship Management (CRM) tool;
- Improve productivity by streamlining process, applications and infrastructure;
- Improve data integrity and simplify access to information to enhance the speed, accuracy and completeness of responses to our clients and partners;
- Improve our ability to bring the full set of product and solution offerings to our clients; and
- Provide a common IT platform from which to grow in future years.

Our plan is to fully integrate our IT systems in North America onto an integrated platform over the next two years. Significant internal and external resources have been devoted to the successful completion of this project.

We are also in the process of converting our EMEA operations to a new IT system platform that will allow us to expand our sales of hardware and services, in addition to software, to clients in that region to promote future sales and profit growth.

Hardware, Software and Services Offerings

Hardware Offerings. We currently offer our clients in North America and the United Kingdom a comprehensive selection of IT hardware products. We offer products from hundreds of manufacturers, including such industry leaders as Hewlett-Packard ("HP"), Cisco, Lenovo, IBM, Panasonic and American Power Conversion Corporation. Our scale and purchasing power, combined with our efficient, high-volume and cost effective direct sales and marketing model, allow us to offer competitive prices. We believe that offering multiple partner choices enables us to better serve our clients by providing a variety of product solutions to best address their specific business needs. These needs may be based on particular client preferences or other criteria, such as real-time best pricing and availability, or compatibility with existing technology. In addition to our distribution facilities, we have "direct-ship" programs with many of our partners, including manufacturers and distributors, allowing us to expand our product offerings without increasing inventory, handling costs or inventory risk exposure. As a result, we are able to provide a product offering with billions of dollars of products in virtual inventory. Convenience and product options among multiple brands are key competitive advantages against manufacturers' direct selling programs, which are generally limited to their own brands and may not offer clients a complete or best in class solution across all product categories.

Software Offerings. Our clients acquire software applications from us in the form of licensing agreements with software publishers, boxed products, or through a growing delivery model, SaaS. Under a SaaS arrangement, clients subscribe to software that is hosted either by the software publisher or a dedicated third-party hosting company on the internet. The majority of our clients obtain their software applications through licensing agreements, which we believe is a result of their ease of administration and cost-effectiveness. Licensing agreements, or right-to-copy agreements, allow a client to either purchase a license for each of its users in a single transaction or periodically report its software usage, paying a license fee based on the number of users.

As software publishers choose different models for implementing licensing agreements, businesses must evaluate the alternatives to ensure that they select the appropriate agreements and comply with the publishers' licensing terms when purchasing and managing their software licenses. We work closely, either locally or globally, with our clients to understand their licensing requirements and to educate them regarding the options available under publisher licensing agreements. Many of our clients who have elected to purchase software licenses through licensing agreements have also entered into software maintenance agreements, which allow clients to receive new versions, upgrades or updates of software products released during the maintenance period, in exchange for a specified annual fee. We assist our clients and partner publishers in tracking and renewing these agreements. In connection with certain enterprise-wide licensing agreements, publishers may choose to bill and collect from clients directly. In these cases, we earn a referral fee directly from the publisher.

Services Offerings. We currently offer a suite of managed services and professional and consulting services in the U.S. and the United Kingdom via our own field service personnel, augmented by service partners to fill gaps in our geographic coverage or capabilities. We also utilize partners to deliver these services in Canada. We believe that developing these capabilities internally or through targeted acquisitions over time in other geographies will be a key differentiator for us.

The breadth and quality of our technical and service capabilities are key points of differentiation for us. We have, and intend to continue to develop, an array of technical expertise and service capabilities to help identify, acquire, implement and manage technology solutions to allow our clients to address their business needs. We don't believe that our competition is able to offer the same breadth and depth of technology service solutions that we offer across our target client groups in North America and the United Kingdom.

To strengthen our solutions offerings, we have focused on the following specific solutions/value-added practice areas:

- Managed Services
- Infrastructure/Security
- Data Center
- Software
- Collaboration

These technology practice groups are responsible for understanding client needs and, together with our technology partners, customizing total solutions that address those needs. These groups are made up of industry- and product-certified engineers, consultants and specialists who are current on best practices and the latest developments in their respective practice areas.

We are a Cisco Gold Certified partner in the United States and the United Kingdom and have Master Certifications in unified communications and security in the United States. Our data center practice in the United States is an HP Authorized Enterprise Provider and holds HP Storage Elite, HP Blade Elite and HP Services Elite partner status. We also have been awarded premier partner status by a number of other partners, such as IBM, EMC and VMware.

Managed Services. We know that our clients have to utilize limited resources while providing reliable support to end users and maximizing the life cycle and value of their IT investments. Our managed services technology practice offers the advanced technical resources to support key components of our clients' networks. We offer ISO-certified integration services and asset disposal services. We help simplify ownership, from assessment and acquisition through deployment and end-of-life and technology refresh. Operating 24 hours a day, 7 days a week and 365 days a year through our network operations center, we serve as an extension of our clients' teams, with dedicated resources to keep their networks operating.

Further, we can help our clients preserve capital and expand limited resources by delivering business-critical applications and programs from the cloud. With low upfront costs and no need for in-house maintenance, SaaS is an effective alternative to potentially more expensive on-premise solutions. We partner with providers to deliver solutions around collaboration and messaging, managed security and data management, including Microsoft, Symantec, CA Technologies, IBM, McAfee and DataPipe.

Infrastructure/Security. Today's networks are becoming increasingly complex. Support for critical enterprise applications and converged communication systems have increased demand for network availability and performance. Insight's core networking competency is the architecture and deployment of infrastructure. We offer services to plan, design, implement and support the operation of complex and secure wired and wireless networks. Solution offerings also include network strategy, network assessment and application delivery infrastructure services.

- Network strategy services assist clients in ensuring that their network is positioned to support their business and provides a roadmap to guide investments in people, operations and technology.
- Network assessment services help clients ensure their network is ready to support their business, is designed based on industry best practices and is operating at peak performance.
- Application delivery infrastructure services allow clients to deploy next generation solutions, such as application acceleration, WAN optimization and load balancing, to optimize the performance of critical applications on their networks and better utilize their technology infrastructure.

To properly implement a security strategy, a client must first define its risk. From regulatory compliance and business operations to asset protection, threat mitigation and vulnerability identification, a security program is essential to maintaining productivity and profitability. Every organization requires a comprehensive security program and procedures to ensure data integrity, confidentiality and availability. Our security solutions include a range of offerings including: strategy solutions to quantify the skills, methodologies and experience needed for a comprehensive security program; assessment solutions to help clients identify gaps and risks as well as make the right decisions to manage them; security design, implementation and operation services; security compliance solutions to help clients make certain their internal processes are able to repel attempts to breach security; and risk and vulnerability assessments in which security testing is utilized to highlight unmanaged security risks.

Data Center. The growth of data in organizations has created demand for solutions that simplify server, storage and data center management. We help our clients consider total costs, critical data availability and environmental impact through server consolidation and virtualization, backup, disaster recovery and continuity solutions for complex storage environments.

Using technology and products from various partners, we provide high-end servers, data disk arrays, hard drives, tape libraries, blades, and virtualization software to help clients build and maintain responsive IT infrastructures that allow them to quickly adapt to changes in business priorities. We also provide IT professional services for designing, implementing and managing adaptive server and storage environments for our clients – ensuring a resilient and cost-effective data center while reducing the client's maintenance and management costs. We offer the technical expertise and manufacturer relationships to deliver innovative and scalable solutions.

Software. We help our clients transform their software into an asset for their business. Our software professional services include solutions to help clients improve business productivity, optimize their core infrastructure and manage their software licenses.

We help our clients increase the productivity and overall effectiveness of their people with solutions for messaging, collaboration and unified communications. The sharing of ideas is vital to success, and it is imperative that organizations facilitate collaboration among workers. We are part of the Microsoft Partner Network and hold high level accreditations in a range of technical disciplines, including delivery of and support for Microsoft toolsets including Exchange, Office and SharePoint.

We also help our clients simplify the deployment of Microsoft core infrastructure technologies – from the desktop to the data center. Current business environments require reflexive yet cost-effective adaptation to change. As a result, the capacity to centrally manage and alter a company's software environment from the core is vital. We help clients improve the agility, security and manageability of their environment with solutions for identity and access management, desktop and server deployment and operation, and more. We also provide expertise around delivery of and support for Microsoft Forefront and Windows.

Additionally, we help our clients standardize their software environment while reducing costs and limiting risk through optimal license use and compliance management. We offer clients a portfolio of Software Asset Management ("SAM") services, including SAM consultation, assessment of ISO standard attainment, license reconciliations, and our proprietary Insight:LicenseAdvisor® SAM solution platform. We help clients determine their license rights and utilization rates, reconcile the difference, and then proactively track, analyze, and manage their software asset portfolio from procurement to retirement.

Collaboration. Advanced networking technologies that merge voice, data and video applications are increasingly becoming a critical component of an enterprise's strategic IT infrastructure and the backbone of an organization's unified communications strategy. With advanced collaboration technology implementations, we offer our clients an integrated combination of email, chat, audio, video and web conferencing capabilities. These solutions offer a more cost effective answer than traditional audio, video and web conferencing with increased productivity, increased functionality and added security over internet-based solutions as well as the ability for clients to leverage existing investments in IT infrastructure. This practice area also includes unified communications, unified contact center solutions and video solutions.

In addition to these specific solutions/value-added practice areas, we continue to offer clients a suite of services designed to streamline the deployment cycle of IT assets, as well as minimize the complexity and cost of managing those assets throughout their life cycle. We:

- provide advice on hardware, software licensing and financing programs;
- streamline procurement;
- plan and manage the rollout;
- assist with developing standards and implementing best practices;
- pre-configure systems, load custom software images and tag assets;
- provide logistics planning and drop-ship to locations;
- provide on-site implementation;
- offer help desk support for users; and
- provide IT maintenance services and disposal of equipment at end-of-life (including redeployment and remarketing).

Currently, these services are available primarily in North America and the United Kingdom.

Our Information Technology Systems

We have committed significant resources to the IT systems we use to manage our business and believe that our success is dependent upon our ability to provide prompt and efficient service to our clients based on the accuracy, quality and utilization of the information generated by our IT systems. Because these systems affect our ability to manage our sales, client service, distribution, inventories and accounting systems and our voice and data networks, we have built redundancy into certain systems, maintain system outage policies and procedures and have comprehensive data backup. Our U.S. and foreign locations are not on a single IT system platform, but we are focused on driving improvements in sales productivity through upgraded IT systems to support higher levels of client satisfaction and new client acquisition, as well as garnering efficiencies in our business as more processes become automated. For additional discussion of our plans to make enhancements and upgrades to our IT systems, see "Business Strategy – Integrate our IT systems" previously in Part I of this report and for a discussion of risks associated with our IT systems, see "Risk Factors – Disruptions in our IT systems and voice and data networks, including the integration and upgrade of our IT systems, could affect our ability to service our clients and cause us to incur additional expenses," in Part I, Item 1A of this report.

Competition

The IT hardware, software and services industry is very fragmented and highly competitive. We compete with a large number and wide variety of marketers and resellers of IT hardware, software and services, including:

- direct marketers and resellers, such as CDW (North America), Systemax (Europe), SoftChoice, PC Ware, PC Connections, Worldwide Technology and SHI;
- national and regional resellers, including value-added resellers, specialty retailers, aggregators, distributors, and to a lesser extent, national computer retailers, computer superstores, Internet-only computer providers, consumer electronics and office supply superstores and mass merchandisers;
- product manufacturers, such as Dell, HP, IBM and Lenovo, and software publishers, such as IBM, Microsoft and Symantec;
- systems integrators, such as Compucom Systems, Inc.;
- national and global service providers, such as IBM Global Services and HP/EDS; and
- e-tailers, such as New Egg, Buy.com and e-Buyer (United Kingdom).

The competitive landscape in the industry is changing as various competitors expand their product and service offerings. In addition, emerging models such as cloud computing are creating new competitors and opportunities.

For a discussion of risks associated with the actions of our competitors, see "Risk Factors – The IT hardware, software and services industry is intensely competitive, and actions of our competitors, including manufacturers and publishers of products we sell, can negatively affect our business," in Part I, Item 1A of this report.

Partners

During 2010, we purchased products and software from approximately 5,400 partners. Approximately 63% (based on dollar volume) of these purchases were directly from manufacturers or software publishers, with the balance purchased through distributors. Purchases from Microsoft and Ingram Micro (a distributor) accounted for approximately 27% and 10%, respectively, of our aggregate purchases in 2010. No other partner accounted for more than 10% of purchases in 2010. Our top five partners as a group for 2010 were Microsoft, Ingram Micro, HP, Cisco and Tech Data (a distributor). Approximately 61% of our total purchases during 2010 came from this group of partners. Although brand names and individual products are important to our business, we believe that competitive sources of supply are available in substantially all of our product categories such that, with the exception of Microsoft, we are not dependent on any single partner for sourcing products.

We obtain incentives from certain product manufacturers, software publishers and distribution partners based typically upon the volume of sales or purchases of their products and services. In other cases, such incentives may be in the form of participation in our partner programs, which may require specific services or activities with our clients, discounts, marketing funds, price protection or rebates. Manufacturers and publishers may also provide mailing lists, contacts or leads to us. We believe that these incentives (or partner funding) allow us to increase our marketing reach and strengthen our relationships with leading manufacturers and publishers. This funding is important to us, and any elimination or substantial reduction would increase our costs of goods sold or marketing expenses, resulting in a corresponding decrease in our earnings from operations.

During 2010, sales of Microsoft, HP and Cisco products accounted for approximately 26%, 16% and 12%, respectively, of our consolidated net sales. No other manufacturer's products accounted for more than 10% of our consolidated net sales in 2010. Sales of product from our top five manufacturers/publishers as a group (Microsoft, HP, Cisco, Lenovo and Adobe) accounted for approximately 64% of Insight's consolidated net sales during 2010.

As we move into new service areas, we may become even more reliant on certain partner relationships. For a discussion of risks associated with our reliance on partners, see "Risk Factors – We rely on our partners for product availability and competitive products to sell, and we also compete with many of our partners," and "Risk Factors – We rely on our partners for marketing funds and purchasing incentives," in Part I, Item 1A of this report.

Teammates

As of December 31, 2010, we employed 5,115 teammates, of whom 2,893 were engaged in management, support services and administration activities, 2,055 were engaged in sales related activities, and 167 were engaged in distribution activities. Our teammates are not represented by a labor union, and we have never experienced a labor related work stoppage.

For a discussion of risks associated with our dependence on key personnel, including sales personnel, see "Risk Factors – We depend on certain key personnel," in Part I, Item 1A of this report.

Seasonality

We experience some seasonal trends in our sales of IT hardware, software and services. For example:

- software sales are seasonally higher in our second and fourth quarters, particularly the second quarter;
- business clients, particularly larger enterprise businesses in the U.S., tend to spend more in our fourth quarter as they utilize their remaining capital budget authorizations and less in the first quarter;
- sales to the federal government in the U.S. are often stronger in our third quarter; and
- sales to public sector clients in the United Kingdom are often stronger in our first quarter.

These trends create overall seasonality in our consolidated results such that sales and profitability are expected to be higher in the second and fourth quarters of the year. For a discussion of risks associated with seasonality see "Risk Factors – Our net sales and gross profit have historically varied, making our future operating results less predictable," in Part I, Item 1A of this report.

Backlog

The majority of our backlog historically has been and continues to be open cancelable purchase orders. We do not believe that backlog as of any particular date is predictive of future results.

Intellectual Property

We do not maintain a traditional research and development group, but we do develop and seek to protect a range of intellectual property, including trademarks, service marks, copyrights, domain name rights, trade dress, trade secrets and similar intellectual property relying, for such protection, on applicable statutes and common law rights, trade-secret protection and confidentiality and license agreements, as applicable, with teammates, clients, partners and others to protect our intellectual property rights. Our principal trademark is a registered mark, and we also license certain of our proprietary intellectual property rights to third parties. We have registered a number of domain names, applied for registration of other marks in the U.S. and in select international jurisdictions, and, from time to time, filed patent applications. We believe our trademarks and service marks, in particular, have significant value, and we continue to invest in the promotion of our trademarks and service marks and in our protection of them.

Available Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the reports of beneficial ownership filed pursuant to Section 16(a) of the Exchange Act are available free of charge on our web site at www.insight.com, as soon as reasonably practicable after we electronically file them with, or furnish them to, the Securities and Exchange Commission. The information contained on our web site is not included as a part of, or incorporated by reference into, this Annual Report on Form 10-K.

Item 1A. *Risk Factors*

We rely on our partners for product availability and competitive products to sell, and we also compete with many of our partners. We acquire products for resale both directly from manufacturers and publishers and indirectly through distributors, and the loss of a partner relationship could cause a disruption in the availability of products to us. In addition to being our partners, manufacturers and publishers are also our competitors, as many sell directly to business clients and, particularly, larger corporate clients. There is no assurance that, as manufacturers and publishers continue to sell both through the distribution channel and directly to end users, they will not limit or curtail the availability of their product to resellers like us. In addition, the manner in which publishers distribute software is changing, and many publishers now offer their programs as hosted or SaaS solutions. These changes in distribution may intensify competition and increase the volume of software sold through these competitive programs or distributed directly electronically to end-users. Any significant increase in direct sales or directly-sold SaaS solutions by publishers could have a material adverse effect on our business, results of operations and financial condition.

We rely on our partners for marketing funds and purchasing incentives. Certain manufacturers, publishers and distributors provide us with substantial incentives in the form of rebates, marketing funds, purchasing incentives, early payment discounts, referral fees and price protections. Partner funding is used to offset, among other things, inventory costs, costs of goods sold, marketing costs and other operating expenses. Certain of these funds are based on our volume of sales or purchases, growth rate of net sales or purchases and marketing programs. If we do not grow our net sales over prior periods or if we are not in compliance with the terms of these programs, there could be a material negative effect on the amount of incentives offered or paid to us by manufacturers and publishers. We anticipate that in the future, the incentives that many partners make available to us may either be reduced or that the requirements for earning the available amounts will change. If we are unable to react timely to any fundamental changes in the programs of publishers or manufacturers, including the elimination of, or significant reductions in, funding for some of the activities for which we have been compensated in the past, particularly related to incentive programs with our largest partners, HP and Microsoft, the changes would have a material adverse effect on our business, results of operations and financial condition. No assurance can be given that we will continue to receive such incentives or that we will be able to collect outstanding amounts relating to these incentives in a timely manner, or at all.

Disruptions in our IT systems and voice and data networks, including the integration and upgrade of our IT systems, could affect our ability to service our clients and cause us to incur additional expenses. We believe that our success to date has been, and future results of operations will be, dependent in large part upon our ability to provide prompt and efficient service to our clients. Our ability to provide that level of service is largely dependent on the ease of use, accuracy, quality and utilization of our IT systems, which affects our ability to manage our sales, client service, distribution, inventories and accounting systems, and the reliability of our voice and data networks and managed services offerings. Our plan is to fully integrate our IT systems in North America onto an integrated platform over the next two years. Significant internal and external resources have been devoted to the successful completion of this project. In 2011, we expect to incur between $5 and 10 million of incremental selling and administrative expenses associated with the North America systems integration project. We expect total incremental selling and administrative expenses to support the project through to completion to approximate $15 million, with a similar amount of incremental capital expenditures over the next two years. We are also in the process of converting our EMEA operations to a new IT system platform. There can be no assurances that these integration and conversion projects will not cause disruptions in our business, and any such disruption could have a material adverse effect on our results of operations and financial condition. Any delay in the projects or disruption of service during those projects would have an adverse effect on current results and future sales growth. Further, any delay in the timing could reduce and/or delay our expense savings, and any such disruption could have a material adverse effect on our results of operations and financial condition. Additionally, if, as a result of the completion of the projects, existing technology is determined to have a shorter useful life or the value of the existing system is impaired, we could incur additional depreciation expense and/or impairment charges. Although we have built redundancy into most of our IT systems, have documented system outage policies and procedures and have comprehensive data backup, we do not have a formal disaster recovery plan. Substantial interruption in our IT systems or in our voice and data networks, however caused, would have a material adverse effect on our business, results of operations and financial condition.

General economic conditions, including concerns regarding our ability to collect our accounts receivable and client credit constraints, or unfavorable economic conditions in a particular region, business or industry sector, may lead our clients to delay or forgo investments in IT hardware, software and services, either of which could adversely affect our business, financial condition, operating results and cash flow. Weak economic conditions generally or any broad-based reduction in IT spending adversely affects our business, operating results and financial condition. A prolonged continued slowdown in the global economy, or in a particular region, or business or industry sector, or tightening of credit markets, could cause our clients to have difficulty accessing capital and credit sources; delay contractual payments; or delay or forgo decisions to (i) upgrade or add to their existing IT environments, (ii) license new software or (iii) purchase services (particularly with respect to discretionary spending for hardware, software and services). Such events could adversely affect our business, financial condition, operating results and cash flow.

The failure of our clients to pay the accounts receivable they owe to us or the loss of significant clients could have a significant negative impact on our business, results of operations, financial condition or liquidity. A significant portion of our working capital consists of accounts receivable from clients. If clients responsible for a significant amount of accounts receivable were to become insolvent or otherwise unable to pay for products and services, or were to become unwilling to make payments in a timely manner, our business, results of operations, financial condition or liquidity could be adversely affected. Economic or industry downturns could result in longer payment cycles, increased collection costs and defaults in excess of management's expectations. A significant deterioration in our ability to collect on accounts receivable could also impact the cost or availability of financing under our accounts receivable securitization program discussed below.

The IT hardware, software and services industry is intensely competitive, and actions of our competitors, including manufacturers and publishers of products we sell, can negatively affect our business. Competition in the industry is based on price, product availability, speed of delivery, credit availability, quality and breadth of product lines, and, increasingly, on the ability to tailor specific solutions to client needs. In addition to manufacturers and publishers of products we sell, we compete with a large number and wide variety of marketers and resellers of IT hardware, software and services. Additionally, we believe our industry will see further consolidation as product resellers and direct marketers combine operations or acquire or merge with other resellers, service providers and direct marketers to increase efficiency, service capabilities and market share. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their product and service offerings. Accordingly, it is possible that new competitors or alliances among competitors may emerge and acquire significant market share. Generally, pricing is very aggressive in the industry, and we expect pricing pressures to continue. There can be no assurance that we will be able to negotiate prices as favorable as those negotiated by our competitors or that we will be able to offset the effects of price reductions with an increase in the number of clients, higher net sales, cost reductions, greater sales of services, which are typically at higher gross margins, or otherwise. Price reductions by our competitors that we either cannot or choose not to match could result in an erosion of our market share and/or reduced sales or, to the extent we match such reductions, could result in reduced operating margins, any of which could have a material adverse effect on our business, results of operations and financial condition.

Certain of our competitors in each of our operating segments have longer operating histories and greater financial, technical, marketing and other resources than we do. In addition, some of these competitors may be able to respond more quickly to new or changing opportunities, technologies and client requirements. Many current and potential competitors also have greater name recognition and engage in more extensive promotional activities, offer more attractive terms to clients and adopt more aggressive pricing policies than we do. Additionally, some of our competitors have higher margins and/or lower operating cost structures, allowing them to price more aggressively. There can be no assurance that we will be able to compete effectively with current or future competitors or that the competitive pressures we face will not have a material adverse effect on our business, results of operations and financial condition.

Another growing industry trend is the SaaS business model. In many cases, the SaaS model allows enterprises to obtain the benefits of commercially licensed, internally operated software without the associated complexity or high initial set-up, operational and licensing costs. Advances in the SaaS business model and other new models could increase our competition or eliminate the need for a resale channel. There can be no assurance that we will be able to adapt to, or compete effectively with, current or future distribution channels or competitors or that the competitive pressures we face will not have a material adverse effect on our business, results of operations and financial condition.

Changes in the IT industry and/or rapid changes in product standards may result in substantial inventory obsolescence and may reduce demand for the IT hardware, software and services we sell. Our results of operations are influenced by a variety of factors, including the condition of the IT industry, shifts in demand for, or availability of, IT hardware, software, peripherals and services, and industry introductions of new products, upgrades or methods of distribution. The IT industry is characterized by rapid technological change and the frequent introduction of new products, product enhancements and new distribution methods or channels, each of which can decrease demand for current products or render them obsolete. Net sales can be dependent on demand for specific product categories, and any change in demand for or supply of such products could have a material adverse effect on our net sales and/or cause us to record write-downs of obsolete inventory, if we fail to react in a timely manner to such changes. In addition, in order to satisfy client demand, protect ourselves against product shortages, obtain greater purchasing discounts and react to changes in original equipment manufacturers' terms and conditions, we may decide to carry inventory products that may have limited or no return privileges. There can be no assurance that we will be able to avoid losses related to inventory obsolescence on these products.

The failure to comply with the terms and conditions of our commercial and public sector contracts could result in, among other things, fines or other liabilities. Sales to commercial clients are based on stated contract terms or terms contained in purchase orders on a transaction by transaction basis. Sales to public sector clients are derived from sales to federal, state and local governmental departments and agencies, as well as to educational institutions, through open market sales and various contracts and programs. Noncompliance with contract terms, particularly in the highly regulated public sector business, or with government procurement regulations could result in damage awards against us or termination of contracts, and, in the public sector, could also result in civil, criminal, and administrative liability. With respect to our public sector business, the government's remedies may include suspension or debarment. In addition, almost all of our contracts have default provisions, and substantially all of our contracts in the public sector are terminable at any time for convenience of the contracting agency. The effect of any of these possible actions or the adoption of new or modified procurement regulations or practices could materially adversely affect our business, financial position and results of operations.

We are subject to stockholder litigation and regulatory proceedings related to the restatement of our consolidated financial statements. In 2008, we identified errors in the Company's accounting related to trade credits in prior periods and determined that corrections to our consolidated financial statements were required to reverse material prior period reductions of costs of goods sold and selling and administrative expenses because of the incorrect releases of certain aged trade credits.

Our internal review and related activities have required the Company to incur substantial expenses for legal, accounting, tax and other professional services, and ongoing litigation could require further, significant expenditures and could harm our business, reputation, financial condition, results of operations and cash flows. Further, if the Company is subject to adverse findings in litigation, regulatory proceedings or government enforcement actions, the Company could be required to pay damages or penalties or have other remedies imposed, which could harm its business, reputation, financial condition, results of operations and cash flows.

For a discussion of legal proceedings, see Note 16 to the Consolidated Financial Statements in Part II, Item 8 of this report.

We have outstanding debt and may need to refinance that debt and/or incur additional debt in the future, and general economic conditions and continued volatility in the credit markets could limit our ability to obtain such financing or could increase the cost of financing. Our credit facilities include a five-year $300.0 million senior revolving credit facility, a $150.0 million accounts receivable securitization financing facility (the "ABS facility"), and a $150.0 million inventory financing facility. As of December 31, 2010, we had $92.6 million of outstanding indebtedness, of which $90.0 million was borrowed under our senior revolving credit facility and $2.6 million was outstanding under a capital lease obligation. As of the end of fiscal 2010, the following amounts were available under our credit facilities, subject to the limitations discussed below:

- $210.0 million under our senior revolving credit facility;
- $150.0 million under our accounts receivable securitization financing facility; and
- $14.9 million under our inventory financing facility.

Our consolidated debt balance that can be outstanding at the end of any fiscal quarter under our senior revolving credit facility and our ABS facility is limited by certain financial covenants, particularly a maximum leverage ratio. The maximum leverage ratio is calculated as aggregate debt outstanding divided by the sum of the Company's trailing twelve month net earnings plus (i) interest expense, less non-cash imputed interest on our inventory financing facility, (ii) income tax expense, (iii) depreciation and amortization and (iv) non-cash stock-based compensation (referred to herein as "adjusted earnings"). The maximum leverage ratio permitted under the agreements was 2.50 times the Company's trailing twelve-month adjusted earnings as of December 31, 2010. A significant drop in adjusted earnings would limit the amount of indebtedness that could be outstanding at the end of any fiscal quarter, to a level that would be below the Company's consolidated maximum debt capacity. As a result of this limitation, of the $450.0 million of aggregate maximum debt capacity available under our senior revolving credit facility and our ABS facility, the Company's debt balance that could have been outstanding as of December 31, 2010 was limited to $414.1 million based on 2.50 times the Company's trailing twelve-month adjusted earnings.

Our borrowing capacity under our ABS facility is limited by the value and quality of the accounts receivable under the facility. While the ABS facility has a stated maximum amount of $150.0 million, the actual availability under the facility is limited by the quantity and quality of the underlying accounts receivable. As of December 31, 2010, the full $150.0 million was available.

Our senior revolving credit facility, ABS facility and inventory financing facility all mature on April 1, 2013. We may not be able to refinance our debt without a significant increase in cost, or at all, and there can be no assurance that additional lines of credit or financing instruments will be available to us. A lack, or high cost, of credit could limit our ability to: obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions or other purposes in the future, as needed; plan for, or react to, changes in technology and in our business and competition; and react in the event of a further economic downturn.

We can provide no assurance that we will continue to be able to meet our capital requirements, particularly if current market or economic conditions continue or deteriorate further. The future effects on our business, liquidity and financial results of these conditions could be material and adverse to us, both in ways described above and in other ways that we do not currently foresee.

Failure to adequately maintain the security of our electronic and other confidential information could materially adversely affect our financial condition and results of operations. We are dependent upon automated information technology processes. Privacy, security, and compliance concerns have continued to increase as technology has evolved to facilitate commerce. As part of our normal business activities, we collect and store certain confidential information, including personal information with respect to clients and teammates. We may share some of this information with vendors who assist us with certain aspects of our business. Moreover, the success of our operations depends upon the secure transmission of confidential and personal data over public networks, including the use of cashless payments. Any failure on the part of us or our vendors to maintain the security of our confidential data and our teammates' and clients' personal information, including via the penetration of our network security and the misappropriation of confidential and personal information, could result in business disruption, damage to our reputation, financial obligations to third parties, fines, penalties, regulatory proceedings and private litigation with potentially large costs, and also result in deterioration in our teammates' and clients' confidence in us and other competitive disadvantages, and thus could have a material adverse impact on our business, financial condition and results of operations.

Our net sales and gross profit have historically varied, making our future operating results less predictable. Our operating results are highly dependent upon our level of gross profit as a percentage of net sales, which fluctuates due to numerous factors, including changes in prices from partners, changes in the amount and timing of partner funding, volumes of purchases, changes in client mix, the relative mix of products sold during the period, general competitive conditions, and strategic product and services pricing and purchasing actions. In addition, our expense levels are based, in part, on anticipated net sales and the anticipated amount and timing of partner funding. Therefore, we may not be able to reduce spending quickly enough to compensate for any unexpected net sales shortfall, and any such inability could have a material adverse effect on our business, results of operations and financial condition.

In addition, a reduction in the amount of credit granted to us by our partners could increase our need for and cost of working capital and have a material adverse effect on our business, results of operations and financial condition.

There are risks associated with our international operations that are different than the risks associated with our operations in the United States, and our exposure to the risks of a global market could hinder our ability to maintain and expand international operations. We have operation centers in Australia, Canada, Germany, France, the U.S., and the United Kingdom, as well as sales offices in Austria, Australia, Belgium, Canada, China, Denmark, France, Germany, Hong Kong, Italy, the Netherlands, Russia, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the U.S., and sales presence in Finland, New Zealand, Norway and Portugal. In the regions in which we do not currently have a physical presence, such as Africa, Japan and India, we serve our clients through strategic relationships. In implementing our international strategy, we may face barriers to entry and competition from local companies and other companies that already have established global businesses, as well as the risks generally associated with conducting business internationally. The success and profitability of international operations are subject to numerous risks and uncertainties, many of which are outside of our control, such as:

- political or economic instability;
- changes in governmental regulation or taxation;
- currency exchange fluctuations;
- changes in import/export laws, regulations and customs and duties;
- trade restrictions;
- difficulties and costs of staffing and managing operations in certain foreign countries;
- work stoppages or other changes in labor conditions;
- taxes and other restrictions on repatriating foreign profits back to the U.S.;
- extended payment terms; and
- seasonal reductions in business activity in some parts of the world.

In addition, until a payment history is established with clients in a new region, the likelihood of collecting receivables generated by such operations, on a timely basis or at all, could be less than in established markets. As a result, there is a greater risk that reserves established with respect to the collection of such receivables may be inadequate. Furthermore, changes in policies and/or laws of the U.S. or foreign governments resulting in, among other changes, higher taxation, tariffs or similar protectionist laws, currency conversion limitations or the nationalization of private enterprises could reduce the anticipated benefits of international operations. Any actions by countries in which we conduct business to reverse policies that encourage foreign trade could have a material adverse effect on our results of operations and financial condition.

We have currency exposure arising from both sales and purchases denominated in foreign currencies, including intercompany transactions outside the U.S. Changes in exchange rates between foreign currencies and the U.S. dollar, or between foreign currencies, may adversely affect our operating margins. For example, if these foreign currencies appreciate against the U.S. dollar, it will become more expensive in U.S. dollars to pay expenses with foreign currencies. In addition, currency devaluation against the U.S. dollar can result in a loss to us if we hold deposits denominated in the devalued currency. We currently conduct limited hedging activities, and, to the extent not hedged, we are vulnerable to the effects of currency exchange-rate fluctuations. In addition, some currencies are subject to limitations on conversion into other currencies, which can limit the ability to otherwise react to rapid foreign currency devaluations. We cannot predict with precision the effect of future exchange-rate fluctuations on business and operating results, and significant rate fluctuations could have a material adverse effect on results of operations and financial condition.

International operations also expose us to currency fluctuations as we translate the financial statements of our foreign operations to U.S. dollars.

Changes in, interpretations of, or enforcement trends related to, tax rules and regulations may adversely affect our effective income tax rates or operating margins and we may be required to pay additional tax assessments. We conduct business globally and file income tax returns in various U.S. and foreign tax jurisdictions. Our effective tax rate could be adversely affected by various factors, many of which are outside of our control, including:

- changes in pre-tax income in various jurisdictions in which we operate that have differing statutory tax rates;
- higher corporate tax rates in the U.S. and elsewhere;
- changes in tax laws, regulations, and/or interpretations of such tax laws in multiple jurisdictions;
- tax effects related to purchase accounting for acquisitions; and
- resolutions of issues arising from tax examinations and any related interest or penalties.

The determination of our worldwide provision for income taxes and other tax liabilities requires estimation, judgment and calculations in situations where the ultimate tax determination may not be certain. Our determination of tax liabilities is always subject to review or examination by tax authorities in various jurisdictions. Any adverse outcome of such review or examination could have a negative impact on our operating results and financial condition. The results from various tax examinations and audits may differ from the liabilities recorded in our financial statements and may adversely affect our financial results and cash flows.

We depend on certain key personnel. Our future success will be largely dependent on the efforts of key management teammates. The loss of one or more of these leaders could have a material adverse effect on our business, results of operations and financial condition. We cannot offer assurance that we will be able to continue to attract or retain highly qualified executive personnel or that any such executive personnel will be able to increase stockholder value. We also believe that our future success will be largely dependent on our continued ability to attract and retain highly qualified management, sales, service and technical teammates, but we cannot offer assurance that we will be able to attract and retain such personnel. Further, we make a significant investment in the training of our sales account executives and services engineers. Our inability to retain such personnel or to train them either rapidly enough to meet our expanding needs or in an effective manner for quickly changing market conditions could cause a decrease in the overall quality and efficiency of our sales teammates, which could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to protect our intellectual property adequately, and we may be subject to intellectual property infringement claims. To protect our intellectual property, we rely on copyright and trademark laws, unpatented proprietary know-how, and trade secrets and patents, as well as confidentiality, invention assignment, non-solicitation and non-competition agreements. There can be no assurance that these measures will afford us sufficient protection of our intellectual property, and it is possible that third parties may copy or otherwise obtain and use our proprietary information without authorization or otherwise infringe on our intellectual property rights. The disclosure of our trade secrets could impair our competitive position and could have a material adverse effect on our business relationships, results of operations, financial condition and future growth prospects. In addition, our registered trademarks and trade names are subject to challenge by other rights owners. This may affect our ability to continue using those marks and names. Likewise, many businesses are actively investing in, developing and seeking protection for intellectual property in the areas of search, indexing, e-commerce and other Web-related technologies, as well as a variety of on-line business models and methods, all of which are in addition to traditional research and development efforts for IT products and application software. As a result, disputes regarding the ownership of these technologies are likely to arise in the future, and, from time to time, parties do assert various infringement claims against us, either because of our practices or because we resell allegedly infringing software, in the form of cease-and-desist letters, licensing inquiries, lawsuits and other communications and demands. If there is a determination that we have infringed the proprietary rights of others, we could incur substantial monetary liability, be forced to stop selling infringing products or providing infringing services, be required to enter into costly royalty or licensing agreements, if available, or be prevented from using the rights, which could force us to change our business practices or hardware, software or services offerings in the future. Additionally, as we increase the geographic scope of our operations and the types of services provided under the Insight brand, there is a greater likelihood that we will encounter challenges to our trade names, trademarks and service marks. We may not be able to use our principal mark without modification in all geographies for all of our offerings, and these challenges may come from either governmental agencies or other market participants. These types of claims could have a material adverse effect on our business, results of operations and financial condition.

Some anti-takeover provisions contained in our certificate of incorporation, bylaws and stockholders rights agreement, as well as provisions of Delaware law and executive employment contracts, could impair a takeover attempt. We have provisions in our certificate of incorporation and bylaws which could have the effect (separately, or in combination) of rendering more difficult or discouraging an acquisition deemed undesirable by our Board of Directors. These include provisions:

- authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;
- limiting the liability of, and providing indemnification to, directors and officers;
- limiting the ability of our stockholders to call special meetings;
- requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our Board of Directors;
- controlling the procedures for conduct of Board and stockholder meetings and election and removal of directors; and
- specifying that stockholders may take action only at a duly called annual or special meeting of stockholders.

These provisions, alone or together, could deter or delay hostile takeovers, proxy contests and changes in control or management. As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Our bylaws provide that the Company will seek stockholder approval prior to its adoption of any stockholder rights plan, unless the Board, in the exercise of its fiduciary duties, determines that, under the circumstances existing at the time, it is in the best interest of our stockholders to adopt or extend a stockholder rights plan without delay. The amendment further provides that a stockholder rights plan adopted or extended by the Board without prior stockholder approval must provide that it will expire unless ratified by the stockholders of the Company within one year of adoption. Despite these bylaw provisions, we could adopt a stockholder rights plan for a limited period of time, and such a plan could have the effect of delaying or deterring a change of control that could limit the opportunity for stockholders to receive a premium for their shares.

Additionally, we have employment agreements with certain officers and management teammates under which severance payments would become payable in the event of specified terminations without cause or terminations under certain circumstances after a change in control. If such persons were terminated without cause or under certain circumstances after a change of control, and the severance payments under the current employment agreements were to become payable, the severance payments would generally range from three months of a teammate's annual salary up to two times the teammate's annual salary and bonus.

Any provision of our certificate of incorporation, bylaws, employment agreements or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and also could affect the price that some investors are willing to pay for our common stock.

Sales of additional common stock and securities convertible into our common stock may dilute the voting power of current holders. We may issue equity securities in the future whose terms and rights are superior to those of our common stock. Our certificate of incorporation authorizes the issuance of up to 3,000,000 shares of preferred stock. These are "blank check" preferred shares, meaning that our Board of Directors is authorized, from time to time, to issue the shares and designate their voting, conversion and other rights, including rights superior, or preferential, to rights of already outstanding shares, all without stockholder consent. No preferred shares are outstanding, and we currently do not intend to issue any shares of preferred stock. Any shares of preferred stock that may be issued in the future could be given voting and conversion rights that could dilute the voting power and equity of existing holders of shares of common stock and have preferences over shares of common stock with respect to dividends and liquidation rights.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our principal executive offices are located at 6820 South Harl Avenue, Tempe, Arizona 85283. We believe that our facilities will be suitable and adequate for our present purposes, and we anticipate that we will be able to extend our existing leases on terms satisfactory to us or, if necessary, to locate substitute facilities on acceptable terms. At December 31, 2010, we owned or leased a total of approximately 1.3 million square feet of office and warehouse space, and, while approximately 70% of the square footage is in the United States, we own or lease office and warehouse facilities in 12 countries in EMEA and we lease office facilities in four countries in APAC.

Information about significant sales, distribution, services and administration facilities in use as of December 31, 2010 is summarized in the following table:

Operating Segment	Location	Primary Activities	Own or Lease
Headquarters	Tempe, Arizona, USA	Executive Offices, Sales and Administration	Own
North America	Tempe, Arizona, USA	Sales and Administration	Own
	Tempe, Arizona, USA	Administration	Own
	Tempe, Arizona, USA	Network Operations Center	Lease
	Bloomingdale, Illinois, USA	Sales and Administration	Own
	Hanover Park, Illinois, USA	Services, Distribution and Administration	Lease
	Plano, Texas, USA	Sales and Administration	Lease
	Liberty Lake, Washington, USA	Sales and Administration	Lease
	Tampa, Florida, USA	Sales and Administration	Lease
	Winnipeg, Manitoba, Canada	Sales and Administration	Lease
	Montreal, Quebec, Canada	Sales and Administration	Own
	Mississauga, Ontario, Canada	Sales and Administration	Lease
	Montreal, Quebec, Canada	Distribution	Lease
EMEA	Sheffield, United Kingdom	Sales and Administration	Own
	Sheffield, United Kingdom	Distribution	Lease
	Uxbridge, United Kingdom	Sales and Administration	Lease
	Munich, Germany	Sales and Administration	Lease
	Paris, France	Sales and Administration	Lease
APAC	Sydney, New South Wales, Australia	Sales and Administration	Lease

In addition to those listed above, we have leased sales offices in various cities across North America, EMEA and APAC. For additional information on operating leases, see Note 8 to the Consolidated Financial Statements in Part II, Item 8 of this report. These properties are not included in the table above. A portion of the administration facilities that we own in Tempe, Arizona included in the table above is currently leased to Direct Alliance Corporation, a discontinued operation that was sold to a third party in 2006.

Item 3. *Legal Proceedings*

For a discussion of legal proceedings, see Note 16 to the Consolidated Financial Statements in Part II, Item 8 of this report. For an additional discussion of certain risks associated with legal proceedings, see "Risk Factors – We are subject to stockholder litigation and regulatory proceedings related to the restatement of our consolidated financial statements," in Part I, Item 1A of this report.

Item 4. *(Removed and Reserved)*

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our common stock trades under the symbol "NSIT" on The Nasdaq Global Select Market. The following table shows, for the calendar quarters indicated, the high and low sales price per share for our common stock as reported on the Nasdaq Global Select Market.

	Common Stock	
	High Price	Low Price
Year 2010		
Fourth Quarter	$16.66	$12.61
Third Quarter	16.01	12.37
Second Quarter	16.27	13.16
First Quarter	14.84	11.47
Year 2009		
Fourth Quarter	$14.00	$10.14
Third Quarter	12.43	8.44
Second Quarter	9.80	3.41
First Quarter	7.20	2.06

As of February 18, 2011, we had 46,358,895 shares of common stock outstanding held by approximately 90 stockholders of record. This figure does not include an estimate of the number of beneficial holders whose shares are held of record by brokerage firms and clearing agencies.

We have never paid a cash dividend on our common stock. We currently intend to reinvest all of our earnings into our business and do not intend to pay any cash dividends in the foreseeable future. Our senior revolving credit facility contains restrictions on the payment of cash dividends.

Issuer Purchases of Equity Securities

Although we did not repurchase shares of our common stock during the year ended December 31, 2010, we have repurchased shares of our common stock in the past and may consider doing so again in the foreseeable future. Additional information about our share repurchase programs can be found in Note 15 to the Consolidated Financial Statements in Part II, Item 8 of this report and is incorporated by reference herein.

Stock Price Performance Graph

Set forth below is a graph comparing the percentage change in the cumulative total stockholder return on our common stock with the cumulative total return of the Nasdaq Stock Market U.S. Companies (Market Index) and the Nasdaq Retail Trade Stocks (Peer Index) for the period starting January 1, 2006 and ending December 31, 2010. The graph assumes that $100 was invested on January 1, 2006 in our common stock and in each of the two Nasdaq indices, and that, as to such indices, dividends were reinvested. We have not, since our inception, paid any cash dividends on our common stock. Historical stock price performance shown on the graph is not necessarily indicative of future price performance.


NSIT
Market Index
Peer Index
$150
$125
$100
$75
$50
$25
$0
Jan. 1, 2006
Dec. 31, 2006
Dec. 31, 2007
Dec. 31, 2008
Dec. 31, 2009
Dec. 31, 2010

	Jan. 1, 2006	Dec. 31, 2006	Dec.31, 2007	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010
Insight Enterprises, Inc. Common Stock (NSIT)	100.00	95.35	92.17	34.87	57.71	66.50
Nasdaq Stock Market U.S. Companies (Market Index)	100.00	109.84	119.14	57.41	82.53	97.95
Nasdaq Retail Trade Stocks (Peer Index)	100.00	109.21	99.37	69.33	96.31	120.63

Item 6. *Selected Financial Data*

The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and the Notes thereto in Part II, Item 8 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this report. The selected consolidated financial data presented below under the captions "Consolidated Statements of Operations Data" and "Consolidated Balance Sheet Data" as of and for each of the years in the five-year period ended December 31, 2010 is derived from our audited consolidated financial statements. The consolidated financial statements as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, which have been audited by KPMG LLP, our independent registered public accounting firm, are included in Part II, Item 8 of this report.

	Years Ended December 31,				
	2010	2009	2008	2007	2006
	(in thousands, except per share data)				
Consolidated Statements of Operations Data [1]					
Net sales	$ 4,809,930	$ 4,136,905	$ 4,825,489	$ 4,805,474	$ 3,599,937
Costs of goods sold	4,163,833	3,568,291	4,161,906	4,146,848	3,133,751
Gross profit	646,097	568,614	663,583	658,626	466,186
Operating expenses:					
Selling and administrative expenses	519,065	502,102	561,987	542,322	376,722
Goodwill impairment	-	-	397,247	-	-
Severance and restructuring expenses	2,956	13,608	8,595	2,595	729
Earnings (loss) from operations	124,076	52,904	(304,246)	113,709	88,735
Non-operating (income) expense:					
Interest income	(714)	(424)	(2,387)	(2,078)	(4,355)
Interest expense	7,677	10,790	13,479	12,852	5,985
Net foreign currency exchange loss (gain)	522	(328)	9,629	(3,887)	(1,135)
Other expense, net	1,417	1,123	1,107	1,531	901
Earnings (loss) from continuing operations before income taxes	115,174	41,743	(326,074)	105,291	87,339
Income tax expense (benefit)	39,689	10,970	(86,347)	40,686	30,882
Net earnings (loss) from continuing operations	75,485	30,773	(239,727)	64,605	56,457
Earnings from discontinued operations, net of taxes [2]	-	2,801	-	4,151	13,084
Net earnings (loss)	$ 75,485	$ 33,574	$ (239,727)	$ 68,756	$ 69,541
Net earnings (loss) per share - Basic:					
Net earnings (loss) from continuing operations	$ 1.63	$ 0.67	$ (5.15)	$ 1.32	$ 1.17
Net earnings from discontinued operations [2]	-	0.06	-	0.08	0.27
Net earnings (loss) per share	$ 1.63	$ 0.73	$ (5.15)	$ 1.40	$ 1.44
Net earnings (loss) per share - Diluted:					
Net earnings (loss) from continuing operations	$ 1.61	$ 0.67	$ (5.15)	$ 1.29	$ 1.15
Net earnings from discontinued operations [2]	-	0.06	-	0.08	0.27
Net earnings (loss) per share	$ 1.61	$ 0.73	$ (5.15)	$ 1.37	$ 1.42
Shares used in per share calculations:					
Basic	46,218	45,838	46,573	49,055	48,373
Diluted	46,812	46,271	46,573	50,120	49,006

INSIGHT ENTERPRISES, INC.

	December 31,				
	2010	2009	2008	2007	2006
			(in thousands)		
Consolidated Balance Sheet Data					
Working capital	$ 352,182	$ 297,485	$ 318,867	$ 418,474	$ 383,483
Total assets	1,803,283	1,603,321	1,607,503	1,890,730	1,800,758
Short-term debt	997	875	-	15,000	30,000
Long-term debt	91,619	149,349	228,000	187,250	224,250
Stockholders' equity	544,971	467,574	421,968	741,738	663,629
Cash dividends declared per common share	-	-	-	-	-

(1) Our consolidated statements of operations data above includes results of the acquisitions from their dates of acquisition: MINX from July 10, 2008; Calence from April 1, 2008; and Software Spectrum from September 7, 2006.

(2) *Earnings from Discontinued Operations.* During the year ended December 31, 2009, we recorded earnings from a discontinued operation of $4.5 million, $2.8 million net of tax, as a result of the favorable settlement on July 7, 2009 of an arbitrated claim related to the sale of Direct Alliance, a former subsidiary that was sold on June 30, 2006. During the year ended December 31, 2007, we sold PC Wholesale, a division of our North America operating segment. During the year ended December 31, 2006, we sold Direct Alliance, a business process outsourcing provider in the U.S. Accordingly, we have accounted for these entities as discontinued operations and have reported their results of operations as discontinued operations in the Consolidated Statements of Operations. Included in earnings from discontinued operations for the years ended December 31, 2007 and 2006 are the gain on the sale of PC Wholesale of $5.6 million, $3.4 million net of taxes, and the gain on the sale of Direct Alliance of $14.9 million, $9.0 million net of taxes, respectively.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of our financial condition and results of our operations should be read in conjunction with the Consolidated Financial Statements and notes thereto included in Part II, Item 8 of this report. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including those discussed in "Risk Factors" in Part I, Item 1A and elsewhere in this report.

Overview

We are a leading provider of information technology ("IT") hardware, software and services to small, medium and large businesses and public sector clients in North America, Europe, the Middle East, Africa and Asia-Pacific. Currently, our offerings in North America and the United Kingdom include IT hardware, software and services. Our offerings in the remainder of our EMEA segment and in APAC currently only include software and select software-related services.

Our strategic vision is to be the trusted advisor to our clients, helping them enhance their business performance through innovative technology solutions. Our strategy is to grow profitable market share through the continued transformation of Insight into a complete IT solutions company, differentiating us in the marketplace and giving us a competitive advantage.

On a consolidated basis, for the year ended December 31, 2010, our net sales and resulting gross profit increased by 16% and 14%, respectively, while gross margin declined 30 basis points to 13.4%. Net sales for the year ended December 31, 2010 compared to the year ended December 31, 2009 increased 18% in North America, 14% in EMEA and 10% in APAC. Net sales in 2010 returned to pre-recessionary levels with a margin decline resulting from a change in mix of our business to a higher contribution from lower margin hardware and software sales and a lower contribution from higher margin sales of services. We reported net earnings from continuing operations of $75.5 million and diluted net earnings from continuing operations per share of $1.61 for the year ended December 31, 2010. In 2009, we reported net earnings from continuing operations of $30.8 million and diluted net earnings from continuing operations per share of $0.67 and net earnings from a discontinued operation of $2.8 million, net of tax, or $0.06 per share, as a result of the favorable settlement on July 7, 2009 of an arbitrated claim related to the sale of Direct Alliance, a former subsidiary that was sold on June 30, 2006. In 2008, we reported a net loss from continuing operations of $239.7 million and a diluted net loss from continuing operations per share of $5.15 for the year, primarily as a result of a $397.2 million goodwill impairment charge.

The results of operations for the year ended December 31, 2010 include the following items:

- severance and restructuring expenses of $3.0 million, $1.9 million net of tax; and
- a tax benefit of $1.6 million related to the recapitalization of one of our foreign subsidiaries.

The results of operations for the year ended December 31, 2009 include the effect of the following items:

- severance and restructuring expenses of $13.6 million, $8.8 million net of tax;
- professional fees and costs associated with the trade credits restatement remediation and related litigation of $8.3 million, $5.1 million net of tax, and interest expense related to our anticipated unclaimed property settlement under two state programs of $2.0 million, $1.2 million net of tax;
- a non-cash charge related to the termination of an equity incentive compensation plan of $5.5 million, $3.5 million net of tax;
- a tax benefit of $3.3 million related to a recapitalization of one of our foreign subsidiaries and the true-up of certain foreign tax assets;
- a $1.5 million tax benefit from the true-up of foreign tax credits after filing the Company's 2008 U.S. federal tax return and the recognition of certain tax benefits from the settlement of audits; and
- a tax charge related to the remeasurement of certain deferred tax assets of $600,000.

The results of operations for the year ended December 31, 2008 include the effect of the following items:

- goodwill impairment charge of $397.2 million, $276.7 million net of tax;
- foreign currency losses of $9.6 million, $6.6 million net of tax;
- severance and restructuring expenses of $8.6 million, $5.7 million net of tax; and
- foreign tax credit impairment of $8.7 million.

Net of tax amounts referenced above were computed using the effective tax rate for the taxing jurisdictions in the operating segment in which the related expense was recorded. The majority of the 2008 goodwill impairment charges in EMEA and APAC were non-deductible and therefore had no tax effect.

During 2010, we generated $98.2 million of cash flows from operations, which were net of cash outlays of $25.8 million in 2010 to settle trade credit liabilities as part of our compliance with state unclaimed property laws, and paid down our revolving credit facility by $57.0 million, ending the year with $123.8 million of cash and cash equivalents and $90.0 million of debt outstanding under our revolving credit facility.

On July 10, 2008, we acquired MINX Limited ("MINX"), a United Kingdom-based networking services company, for a cash purchase price of approximately $1.5 million and the assumption of approximately $3.9 million of existing debt. Founded in 2002, MINX is a network integrator with Cisco Gold Partner accreditation in the United Kingdom. We believe this acquisition has significantly enhanced our capabilities in the sale, implementation and management of network infrastructure services and solutions in our EMEA operating segment and complements our April 1, 2008 acquisition of Calence in our North America operating segment.

On April 1, 2008, we completed the acquisition of Calence, LLC ("Calence"), an independent technology solutions provider in the United States specializing in Cisco networking solutions, advanced communications and managed services, for a cash purchase price of $125.0 million plus a working capital adjustment of approximately $3.6 million. During the year ended December 31, 2010, 2009 and 2008, we recorded an additional $645,000, $15.8 million and $10.4 million, respectively, of purchase price consideration and the related accrued interest thereon as a result of Calence achieving certain performance targets during each year. Such amounts were recorded as additional goodwill. See discussion relating to goodwill in Note 3 to the Consolidated Financial Statements in Part II, Item 8 of this report. We also assumed Calence's existing debt totaling approximately $7.3 million, of which $7.1 million was repaid by us at closing in 2008.

As we have previously disclosed, the Company's largest software partner has informed resellers that it intends to change certain elements of its channel incentive programs effective in late 2011, and those changes could adversely affect the Company's results of operations, primarily beginning in 2012. We currently expect the financial effect to be immaterial to our financial performance in 2011. Additional details of the new programs have recently been announced and as a result, we now expect the full year 2012 effect to be a reduction of gross profit of between $5 and $10 million.

Our discussion and analysis of financial condition and results of operations is intended to assist in the understanding of our consolidated financial statements, the changes in certain key items in those consolidated financial statements from year to year and the primary factors that contributed to those changes, as well as how certain critical accounting estimates affect our Consolidated Financial Statements.

Critical Accounting Estimates

General

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). For a summary of significant accounting policies, see Note 1 to the Consolidated Financial Statements in Part II, Item 8 of this report. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results, however, may differ from estimates we have made. Members of our senior management have discussed the critical accounting estimates and related disclosures with the Audit Committee of our Board of Directors.

We consider the following to be our critical accounting estimates used in the preparation of our Consolidated Financial Statements:

Sales Recognition

Sales are recognized when title and risk of loss are passed to the client, there is persuasive evidence of an arrangement for sale, delivery has occurred and/or services have been rendered, the sales price is fixed or determinable and collectibility is reasonably assured. Our usual sales terms are F.O.B. shipping point or equivalent, at which time title and risk of loss have passed to the client. However, because we either (i) have a general practice of covering client losses while products are in transit despite title and risk of loss contractually transferring at the point of shipment or (ii) have specifically stated F.O.B. destination contractual terms with the client, delivery is not deemed to have occurred until the point in time when the product is received by the client.

We make provisions for estimated product returns that we expect to occur under our return policy based upon historical return rates. Our manufacturers warrant most of the products we market, and it is our policy to request that clients return their defective products directly to the manufacturer for warranty service. On selected products, and for selected client service reasons, we may accept returns directly from the client and then either credit the client or ship a replacement product. We generally offer a limited 15- to 30-day return policy for unopened products and certain opened products, which are consistent with manufacturers' terms; however, for some products we may charge restocking fees. Products returned opened are processed and returned to the manufacturer or partner for repair, replacement or credit to us. We resell most unopened products returned to us. Products that cannot be returned to the manufacturer for warranty processing but are in working condition are sold to inventory liquidators, to end users as "previously sold" or "used" products, or through other channels to reduce our losses from returned products.

We record freight billed to our clients as net sales and the related freight costs as costs of goods sold. We report sales net of any sales-based taxes assessed by governmental authorities that are imposed on and concurrent with sales transactions.

Revenue is recognized from software sales when clients acquire the right to use or copy software under license, but in no case prior to the commencement of the term of the initial software license agreement, provided that all other revenue recognition criteria have been met (i.e., delivery, evidence of the arrangement exists, the fee is fixed or determinable and collectibility of the fee is probable).

From time to time, the sale of hardware and software products may also include the provision of services and the associated contracts contain multiple elements or non-standard terms and conditions. Sales of services currently represent a small percentage of our net sales, and a significant amount of services that are performed in conjunction with hardware and software sales are completed in our facilities prior to shipment of the product. In these circumstances, net sales for the hardware, software and services are recognized upon delivery. Net sales of services that are performed at client locations are often service-only contracts and are recorded as sales when the services are performed and completed. If the service is performed at a client location in conjunction with a hardware, software or other services sale, we recognize net sales for delivered items only when all of the following criteria are satisfied:

- the delivered item(s) has value to the client on a stand-alone basis;
- there is objective and reliable evidence of the fair value of the undelivered item(s); and
- if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in our control.

We sell certain third-party service contracts and software assurance or subscription products for which we are not the primary obligor. These sales do not meet the criteria for gross sales recognition and, thus, are recorded on a net sales recognition basis. As we enter into contracts with third-party service providers or vendors, we evaluate whether the subsequent sales of such services should be recorded as gross sales or net sales. We determine whether we act as a principal in the transaction and assume the risks and rewards of ownership or if we are simply acting as an agent or broker. Under gross sales recognition, the entire selling price is recorded in sales and our cost to the third-party service provider or vendor is recorded in costs of goods sold. Under net sales recognition, the cost to the third-party service provider or vendor is recorded as a reduction to sales, resulting in net sales equal to the gross profit on the transaction, and there are no costs of goods sold.

Additionally, we sell certain professional services contracts on a fixed fee basis. Revenues for fixed fee professional services contracts are recognized based on the ratio of costs incurred to total estimated costs. Net sales for these service contracts are not a significant portion of our consolidated net sales.

Partner Funding

We receive payments and credits from partners, including consideration pursuant to volume sales incentive programs, volume purchase incentive programs and shared marketing expense programs. Partner funding received pursuant to volume sales incentive programs is recognized as it is earned as a reduction to costs of goods sold. Partner funding received pursuant to volume purchase incentive programs is allocated as a reduction to inventories based on the applicable incentives earned from each partner and is recorded in costs of goods sold as the inventory is sold. Changes in estimates of anticipated achievement levels under individual partner programs may affect our results of operations and our cash flows.

See Note 1 to the Consolidated Financial Statements in Part II, Item 8 of this report for further discussion of our accounting policies related to partner funding.

Stock-Based Compensation

We recognize stock-based compensation net of an estimated forfeiture rate and only recognize compensation expense for those shares expected to vest over the requisite service period of the award. Starting in 2006, we elected to primarily issue service-based and performance-based restricted stock units ("RSUs"). The number of RSUs ultimately awarded under performance-based RSUs varies based on whether we achieve certain financial results. We record compensation expense each period based on our estimate of the most probable number of RSUs that will be issued under the grants of performance-based RSUs. For any stock options awarded, modifications to previous awards or awards of RSUs that are tied to specified market conditions, we use option pricing models or lattice (binomial) models to determine fair value of the awards.

The estimated fair value of stock options is determined on the date of the grant using the Black-Scholes-Merton ("Black-Scholes") option-pricing model. The Black-Scholes model requires us to apply highly subjective assumptions, including expected stock price volatility, expected life of the option and the risk-free interest rate. A change in one or more of the assumptions used in the option-pricing model may result in a material change to the estimated fair value of the stock-based compensation.

See Note 11 to the Consolidated Financial Statements in Part II, Item 8 of this report for further discussion of stock-based compensation.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is determined using estimated losses on accounts receivable based on evaluation of the aging of the receivables, historical write-offs and the current economic environment. Should our clients' or vendors' circumstances change or actual collections of client and vendor receivables differ from our estimates, adjustments to the provision for losses on accounts receivable and the related allowances for doubtful accounts would be recorded. See further information on our allowance for doubtful accounts in Note 17 to the Consolidated Financial Statements in Part II, Item 8 of this report.

Valuation of Long-Lived Assets Including Purchased Intangible Assets and Goodwill

We review property, plant and equipment and purchased intangible assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. If such events or changes in circumstances indicate a possible impairment, our asset impairment review assesses the recoverability of the assets based on the estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) and compares that value to the carrying value. Such impairment test is based on the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the carrying value exceeds the future cash flows, an impairment loss is recognized for the difference between fair value and the carrying amount. This approach uses our estimates of future market growth, forecasted net sales and costs, expected periods the assets will be utilized and appropriate discount rates.

We perform an annual review of our goodwill in the fourth quarter of every year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of our recorded goodwill is impaired. We continually assess whether any indicators of impairment exist, which requires a significant amount of judgment. Events or circumstances that could trigger an impairment review include a significant adverse change in legal factors or in the business climate, unanticipated competition, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, significant declines in our stock price for a sustained period or significant underperformance relative to expected historical or projected future cash flows or results of operations. Any adverse change in these factors, among others, could have a significant effect on the recoverability of goodwill and could have a material effect on our consolidated financial statements.

The goodwill impairment test is performed at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (referred to as a "component"). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and management of the segment regularly reviews the operating results of that component. When two or more components of an operating segment have similar economic characteristics, the components may be aggregated and deemed a single reporting unit. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if the segment comprises only a single component. Insight has three reporting units, which are equivalent to our operating segments.

The goodwill impairment test is a two step analysis. In testing for a potential impairment of goodwill, we first compare the estimated fair value of each reporting unit in which the goodwill resides to its book value, including goodwill. Management must apply judgment in determining the estimated fair value of our reporting units. Multiple valuation techniques can be used to assess the fair value of the reporting unit, including the market and income approaches. All of these techniques include the use of estimates and assumptions that are inherently uncertain. Changes in these estimates and assumptions could materially affect the determination of fair value or goodwill impairment, or both. These estimates and assumptions primarily include, but are not limited to, an appropriate control premium in excess of the market capitalization of the Company, future market growth, forecasted sales and costs and appropriate discount rates. Due to the inherent uncertainty involved in making these estimates, actual results could differ from those estimates. Management evaluates the merits of each significant assumption, both individually and in the aggregate, used to determine the fair value of the reporting units. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. To ensure the reasonableness of the estimated fair values of our reporting units, we perform a reconciliation of our total market capitalization to the estimated fair value of all of our reporting units.

If the fair value of the reporting unit is less than its book value, then we are required to perform the second step of the impairment analysis by comparing the carrying amount of the goodwill with its implied fair value. In step two of the analysis, we utilize the fair value of the reporting unit computed in the first step to perform a hypothetical purchase price allocation to the fair value of the assets and liabilities of the reporting unit. The difference between the fair value of the reporting unit calculated in step one and the fair value of the underlying assets and liabilities of the reporting unit is the implied fair value of the reporting unit's goodwill. Management must also apply judgment in determining the estimated fair value of these individual assets and liabilities and may include independent valuations of certain internally generated and unrecognized intangible assets, such as trademarks. Management also evaluates the merits of each significant assumption, both individually and in the aggregate, used to determine the fair values of these individual assets and liabilities. If the carrying amount of our goodwill exceeds the implied fair value of that goodwill, an impairment loss would be recognized in an amount equal to the excess.

See further information on the carrying value of goodwill and the impairment charges recorded in 2008 in Note 3 to the Consolidated Financial Statements in Part II, Item 8 of this report.

Severance and Restructuring Activities

We have taken, and may continue to take, severance and restructuring actions which require us to utilize significant estimates of costs relating to employee termination benefits and costs to terminate leases or remaining lease commitments on unused facilities, net of estimated subleases. Should the actual amounts differ from our estimates, adjustments to severance and restructuring expenses in subsequent periods would be necessary. A detailed description of our severance, restructuring and acquisition integration activities and remaining accruals for these activities at December 31, 2010 can be found in Note 9 to the Consolidated Financial Statements in Part II, Item 8 of this report.

Income Taxes

Our effective tax rate includes the effect of certain undistributed foreign earnings for which no U.S. taxes have been provided because such earnings are planned to be reinvested indefinitely outside the U.S. Earnings remittance amounts are planned based on the projected cash flow needs as well as the working capital and long-term investment requirements of our foreign subsidiaries and our domestic operations. Material changes in our estimates of cash, working capital and long-term investment requirements could affect our effective tax rate.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We consider past operating results, future market growth, forecasted earnings, historical and projected taxable income, the mix of earnings in the jurisdictions in which we operate, prudent and feasible tax planning strategies and statutory tax law changes in determining the need for a valuation allowance. If we were to determine that it is more likely than not that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not that all or part of the net deferred tax assets would be realized, then all or part of the previously provided valuation allowance would be reversed. Effective January 1, 2009, any change in a valuation allowance and uncertain tax positions established in purchase accounting will be a benefit to, or charge against, earnings. Additional information about the valuation allowance can be found in Note 10 to the Consolidated Financial Statements in Part II, Item 8 of this report.

Contingencies

From time to time, we are subject to potential claims and assessments from third parties. We are also subject to various governmental, client and vendor audits. We continually assess whether or not such claims have merit and warrant accrual if it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Where appropriate, we accrue estimates of anticipated liabilities in the consolidated financial statements. Such estimates are subject to change and may affect our results of operations and our cash flows. Additional information about contingencies can be found in Note 16 to the Consolidated Financial Statements in Part II, Item 8 of this report.

RESULTS OF OPERATIONS

The following table sets forth for the periods presented certain financial data as a percentage of net sales for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Net sales	100.0%	100.0%	100.0%
Costs of goods sold	86.6	86.3	86.2
Gross profit	13.4	13.7	13.8
Operating expenses:			
Selling and administrative expenses	10.8	12.1	11.7
Goodwill impairment	-	-	8.2
Severance and restructuring expenses	<0.1	0.3	0.2
Earnings (loss) from operations	2.6	1.3	(6.3)
Non-operating expense, net	0.2	0.3	0.5
Earnings (loss) from continuing operations before income taxes	2.4	1.0	(6.8)
Income tax expense (benefit)	0.8	0.3	(1.8)
Net earnings (loss) from continuing operations	1.6	0.7	(5.0)
Earnings from a discontinued operation, net of taxes	-	0.1	-
Net earnings (loss)	1.6%	0.8%	(5.0%)

Throughout this "Results of Operations" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations," we refer to changes in net sales, gross profit and selling and administrative expenses in EMEA and APAC excluding the effects of foreign currency movements. In computing these change amounts and percentages, we compare the current year amount as translated into U.S. dollars under the applicable accounting standards to the prior year amount in local currency translated into U.S. dollars utilizing the average translation rate for the current year.

2010 Compared to 2009

Net Sales. Net sales for the year ended December 31, 2010 increased 16% to $4.8 billion compared to the year ended December 31, 2009. Our net sales by operating segment for the years ended December 31, 2010 and 2009 were as follows (dollars in thousands):

	2010	2009	% Change
North America	$ 3,340,162	$ 2,840,786	18%
EMEA	1,310,549	1,151,749	14%
APAC	159,219	144,370	10%
Consolidated	$ 4,809,930	$ 4,136,905	16%

Net sales in North America increased $499.4 million or 18% for the year ended December 31, 2010 compared to the year ended December 31, 2009. Net sales of hardware and software increased 26% and 9%, respectively, year over year, while net sales in the services category declined 11% year to year. The increase in hardware and software net sales is primarily due to higher volume with the year over year improvement in the demand environment for IT products compared to the depressed levels of IT spending experienced in North America in 2009. The decrease in sales of services year to year resulted primarily from a large services engagement in 2009 that did not recur in the current year.

Net sales in EMEA increased $158.8 million or 14%, in U.S. dollars, for the year ended December 31, 2010 compared to the year ended December 31, 2009. Excluding the effects of foreign currency movements, net sales were up 18% compared to the prior year. Net sales of hardware grew 10% year over year in U.S. dollars, 12% excluding the effects of foreign currency movements, due to higher demand across all client groups. Software net sales increased 15% year over year in U.S. dollars, 21% excluding the effects of foreign currency movements, due primarily to higher volume and new client engagements and new product offerings from our publishers, reflecting the year over year improvement in the global IT demand environment compared to the depressed levels of IT spending experienced in EMEA in 2009. Net sales from services increased 36% year over year in U.S. dollars, 40% excluding the effects of foreign currency movements, due primarily to new client engagements.

Our APAC segment recognized net sales of $159.2 million in U.S. dollars for the year ended December 31, 2010, an increase of $14.8 million or 10%, compared to the year ended December 31, 2009. Net sales were flat year to year excluding the effects of foreign currency movements.

Net sales by category for North America, EMEA and APAC were as follows for the years ended December 31, 2010 and 2009:

	North America Years Ended December 31,		EMEA Years Ended December 31,		APAC Years Ended December 31,	
Sales Mix	**2010**	**2009**	**2010**	**2009**	**2010**	**2009**
Hardware	64%	60%	33%	34%	<1%	1%
Software	30%	32%	66%	65%	97%	98%
Services	6%	8%	1%	1%	3%	1%
	100%	100%	100%	100%	100%	100%

Currently, our offerings in North America and the United Kingdom include IT hardware, software and services. Our offerings in the remainder of our EMEA segment and in APAC are almost entirely software and select software-related services.

Gross Profit. Gross profit increased 14% to $646.1 million for the year ended December 31, 2010 compared to the year ended December 31, 2009, with a 30 basis point decrease in gross margin. Our gross profit and gross profit as a percent of net sales by operating segment for the years ended December 31, 2010 and 2009 were as follows (dollars in thousands):

	2010	% of Net Sales	2009	% of Net Sales
North America	$ 442,068	13.2%	$ 389,717	13.7%
EMEA	176,018	13.4%	159,109	13.8%
APAC	28,011	17.6%	19,788	13.7%
Consolidated	$ 646,097	13.4%	$ 568,614	13.7%

North America's gross profit for the year ended December 31, 2010 increased 13% compared to the year ended December 31, 2009, but as a percentage of net sales, gross margin declined by 50 basis points year to year, due primarily to a 78 basis point decrease in margin from the sale of services associated with the large services engagement during 2009 that did not recur in the current year and a decrease in margin related to agency fees for enterprise software agreements of 32 basis points. These decreases in margin were offset by a 56 basis point increase in product margin, which includes vendor funding and freight, driven primarily by sales in our hardware category. Contributing to this increase in product margin was the extinguishment of $7.4 million of certain restatement-related trade credits during the year ended December 31, 2010 compared to $3.5 million in 2009, through negotiated settlement or other legal release of the recorded liabilities, which contributed 10 basis points to the increase in margin.

EMEA's gross profit increased 11% in U.S. dollars for the year ended December 31, 2010 compared to the year ended December 31, 2009. Excluding the effects of foreign currency movements, gross profit was up 15% compared to the prior year. As a percentage of net sales, gross margin declined 40 basis points due primarily to decreases in agency fees for enterprise software agreement renewals of 44 basis points.

APAC's gross profit increased 42% for the year ended December 31, 2010 compared to the year ended December 31, 2009. Excluding the effects of foreign currency movements, gross profit increased 28% compared to the prior year. As a percentage of net sales, gross margin increased by 390 basis points, due primarily to an increase of 213 basis points in product margin, which includes vendor funding, an increase in the margin contribution from agency fees for enterprise software agreements of 149 basis points and an increase in margin from sales of services of 26 basis points. These increases resulted primarily from changes in client and publisher mix.

Operating Expenses.

Selling and Administrative Expenses. Selling and administrative expenses increased $17.0 million or 3% in the year ended December 31, 2010 compared to the year ended December 31, 2009 primarily attributable to increases in variable compensation on increased sales. Selling and administrative expenses decreased 130 basis points as a percentage of net sales for the year ended December 31, 2010 compared to the year ended December 31, 2009 as we continued our expense management initiatives. Selling and administrative expenses as a percent of net sales by operating segment for the years ended December 31, 2010 and 2009 were as follows (dollars in thousands):

	2010	% of Net Sales	2009	% of Net Sales
North America	$ 348,842	10.4%	$ 346,306	12.2%
EMEA	149,945	11.4%	140,380	12.2%
APAC	20,278	12.7%	15,416	10.7%
Consolidated	$ 519,065	10.8%	$ 502,102	12.1%

North America's selling and administrative expenses increased 1%, or $2.5 million for the year ended December 31, 2010 compared to the year ended December 31, 2009, but as a percentage of net sales, selling and administrative expenses decreased 180 basis points to 10.4% of net sales for the year. Increases in variable costs of $11.2 million on higher sales in the year ended December 31, 2010 and increased bonus and non-cash stock-based compensation expense resulting from over-attainment against our operating plan were mostly offset by (i) a $5.5 million decline in legal and professional fees year to year, primarily related to professional fees and costs associated with the trade credits restatement as well as a decrease in our annual audit fee and (ii) a $4.1 million decrease resulting from the effect on the year to year comparison of the prior year non-cash stock-based compensation charges. These charges related to the North America portion of the termination of an equity-based incentive compensation plan relating to certain of our executive officers in February 2009 that did not recur in 2010. Further, selling and administrative expenses in the year ended December 31, 2010 were reduced by $2.9 million upon the collection of a single account receivable which we had specifically reserved as doubtful during the fourth quarter of 2009.

EMEA's selling and administrative expenses increased 7%, or $9.6 million in U.S. dollars, for the year ended December 31, 2010 compared to the year ended December 31, 2009. Excluding the effects of foreign currency movements, selling and administrative expenses increased 11% compared to the prior year. This year over year increase was primarily driven by higher variable compensation and sales incentives on increased net sales. As a percentage of net sales, selling and administrative expenses decreased 80 basis points due to relatively stable fixed personnel costs year to year while sales have increased in 2010. Selling and administrative expenses for the year ended December 31, 2009 included $1.4 million of non-cash stock-based compensation charges related to the EMEA portion of the termination of an equity-based incentive compensation plan in the first quarter of 2009 that did not recur in 2010 as discussed above.

APAC's selling and administrative expenses increased 32% or $4.9 million in U.S. dollars, for the year ended December 31, 2010 compared to the year ended December 31, 2009. Excluding the effects of foreign currency movements, selling and administrative expenses increased 16% compared to the prior year. The year over year increases in selling and administrative expenses are primarily attributable to increases in fixed compensation with increases in head count year over year and increases in variable compensation on higher sales in the year ended December 31, 2010.

Severance and Restructuring Expenses. During the year ended December 31, 2010, North America and EMEA recorded severance expense of $2.0 million and $1.0 million, respectively. The North America charge was part of the roll-out of our new sales engagement model and plans to add new leadership in key areas, and the EMEA charge was associated with the severance for the elimination of certain positions based on a re-alignment of roles and responsibilities. In EMEA, $1.5 million in new severance costs was offset by $523,000 of adjustments to prior severance accruals due to current period changes in estimates. During the year ended December 31, 2009, North America, EMEA and APAC recorded severance expense of $10.3 million, $3.0 million and $302,000, respectively, related to the departure of Insight's former President and Chief Executive Officer and ongoing restructuring efforts to reduce operating expenses. See Note 9 to the Consolidated Financial Statements in Part II, Item 8 of this report for further discussion of severance and restructuring activities.

Non-Operating (Income) Expense.

Interest Income. Interest income for the years ended December 31, 2010 and 2009 was generated through short-term investments. The increase in interest income year over year is primarily due to higher average cash and cash equivalent balances in 2010.

Interest Expense. Interest expense primarily relates to borrowings under our financing facilities and capital lease obligation and imputed interest under our inventory financing facility. In 2009, we also accrued $2.0 million for interest expense related to our anticipated unclaimed property settlement under two state programs in 2010. In 2010, we reduced interest expense by $553,000 for a change in estimate of accrued interest upon settlement with these two states. Imputed interest under our inventory financing facility was $2.1 million and $1.8 million for the years ended December 31, 2010 and 2009, respectively. After giving effect to these items, the remaining decrease in interest expense for the year ended December 31, 2010 compared to the year ended December 31, 2009 is due primarily to decreases in the weighted average borrowings outstanding as we have used excess cash to pay down debt.

Net Foreign Currency Exchange Gains/Losses. These gains/losses result from foreign currency transactions, including the period-end remeasurement of intercompany balances that are not considered long-term in nature. The change from a net foreign currency exchange gain in the prior year to a loss in the current year is due primarily to more volatility in the applicable exchange rates, particularly in our APAC segment.

Other Expense, Net. Other expense, net, consists primarily of bank fees associated with our cash management activities.

Income Tax Expense. Our effective tax rate from continuing operations for the year ended December 31, 2010 was 34.5% compared to 26.3% for the year ended December 31, 2009. The effective tax rates in both years were less than the federal statutory rate of 35.0% primarily due to the recapitalization of a foreign subsidiary during the fourth quarter of each year. Further, our 2009 effective tax rate was also reduced by the true-up of certain foreign deferred tax assets.

See Note 10 to the Consolidated Financial Statements in Part II, Item 8 of this report for further discussion of income tax expense.

Earnings from Discontinued Operations. During the year ended December 31, 2009, we recorded earnings from a discontinued operation of $4.5 million, $2.8 million net of tax, as a result of the favorable settlement on July 7, 2009 of an arbitrated claim related to the 2006 sale of a former subsidiary. The amount recognized was net of payments to holders of approximately 2.0 million exercised stock options of the former subsidiary and a broker success fee with respect to the settlement totaling $540,000. See Note 19 to the Consolidated Financial Statements in Part II, Item 8 of this report for further discussion.

2009 Compared to 2008

Net Sales. Net sales for the year ended December 31, 2009 decreased 14% to $4.1 billion compared to the year ended December 31, 2008. Our net sales by operating segment for the years ended December 31, 2009 and 2008 were as follows (dollars in thousands):

	2009	2008	% Change
North America	$ 2,840,786	$ 3,362,544	(16%)
EMEA	1,151,749	1,309,365	(12%)
APAC	144,370	153,580	(6%)
Consolidated	$ 4,136,905	$ 4,825,489	(14%)

Net sales in North America decreased $521.8 million or 16% for the year ended December 31, 2009 compared to the year ended December 31, 2008, reflecting the effects of the challenging economic climate during 2009. Hardware and software net sales in North America for the year ended December 31, 2009 decreased 21% and 13%, respectively, while net sales from services increased 26% year over year. The decline in software sales year over year primarily relates to program changes with our largest software partner. The increase in services net sales is primarily due to several large professional services engagements during the year ended December 31, 2009, particularly a large professional services engagement that spanned the last three quarters of 2009. During 2009, we continued to increase the mix of services as a percentage of our net sales, which increased from 6% of net sales to 8% of net sales year over year.

Net sales in EMEA decreased $157.6 million or 12% for the year ended December 31, 2009 compared to the year ended December 31, 2008. Excluding the effects of foreign currency movements, net sales in EMEA decreased only $24.7 million or 2% year over year. In U.S. dollars, the negative year over year comparison resulted from a 16% decline in hardware net sales and a 10% decline in software net sales, partially offset by an increase in services, which grew 16% year over year. These results reflect the challenging global IT demand environment as well as the previously announced changes in programs with our largest software partner. The year over year improvement in sales of services primarily resulted from the contribution of MINX, acquired in July 2008.

Our APAC segment recognized net sales of $144.4 million for the year ended December 31, 2009, a decrease of $9.2 million or 6%, compared to the year ended December 31, 2008, primarily as a result of the previously announced changes in programs with our largest software partner, offset by increased public sector spending in Australia. Excluding the effects of foreign currency movements, net sales in APAC decreased by $5.3 million or 4% year over year.

Net sales by category for North America, EMEA and APAC were as follows for the years ended December 31, 2009 and 2008:

	North America Years Ended December 31,		EMEA Years Ended December 31,		APAC Years Ended December 31,	
Sales Mix	2009	2008	2009	2008	2009	2008
Hardware	60%	63%	34%	35%	1%	-
Software	32%	31%	65%	64%	98%	100%
Services	8%	6%	1%	1%	1%	-
	100%	100%	100%	100%	100%	100%

Gross Profit. Gross profit decreased 14% to $568.6 million for the year ended December 31, 2009 compared to the year ended December 31, 2008, with a 10 basis point decrease in gross margin. Our gross profit and gross profit as a percent of net sales by operating segment for the years ended December 31, 2009 and 2008 were as follows (dollars in thousands):

	2009	% of Net Sales	2008	% of Net Sales
North America	$ 389,717	13.7%	$ 449,186	13.4%
EMEA	159,109	13.8%	190,673	14.6%
APAC	19,788	13.7%	23,724	15.4%
Consolidated	$ 568,614	13.7%	$ 663,583	13.8%

North America's gross profit declined by $59.5 million or 13% for the year ended December 31, 2009 compared to the year ended December 31, 2008, but as a percentage of net sales, gross margin increased 30 basis points year over year, primarily due to higher margins in the services category. Gross profit on services net sales contributed 87 basis points to the increase in margin year over year, reflecting the several large professional services engagements during the year ended December 31, 2009 discussed above, and gross profit generated by freight contributed 9 basis points to the increase in margin year over year. In addition, the extinguishment of $3.5 million of certain restatement-related trade credits during the year ended December 31, 2009, through negotiated settlement or other legal release of the recorded liabilities, contributed 12 basis points to the increase in margin. These increases were offset partially by decreases in agency fees for enterprise software agreement renewals of 34 basis points and market pricing pressures which have driven decreases in product margin, which includes partner funding, of 45 basis points.

EMEA's gross profit decreased for the year ended December 31, 2009 by $31.6 million or 17% compared to the year ended December 31, 2008. Excluding the effects of foreign currency movements, gross profit was down $11.8 million or 7% compared to the prior year. As a percentage of net sales, gross profit decreased by 80 basis points from 2008 to 2009 due primarily to decreases in product margin, which includes partner funding, of 46 basis points, a decrease in supplier discounts of 17 basis points and a decrease in agency fees for enterprise software agreement renewals of 11 basis points. These results reflect a change in client mix, which during 2009 included more public sector sales at lower margins, and the effects of partner program changes.

APAC's gross profit decreased for the year ended December 31, 2009 by $3.9 million or 17% compared to the year ended December 31, 2008. Excluding the effects of foreign currency movements, gross profit was down $2.9 million or 13% compared to the prior year. As a percentage of net sales, gross profit decreased 170 basis points from 2008 to 2009 due primarily to lower margin on public sector sales and a decrease in agency fees for enterprise software agreement renewals.

Operating Expenses.

Selling and Administrative Expenses. Selling and administrative expenses decreased $59.9 million or 11% in the year ended December 31, 2009 compared to the year ended December 31, 2008 due primarily to the benefits of aggressive expense management and cost reduction actions taken throughout 2009. Selling and administrative expenses increased 50 basis points as a percentage of net sales for the year ended December 31, 2009 compared to the year ended December 31, 2008. Selling and administrative expenses as a percent of net sales by operating segment for the years ended December 31, 2009 and 2008 were as follows (dollars in thousands):

	2009	% of Net Sales	2008	% of Net Sales
North America	$ 346,306	12.2%	$ 391,629	11.6%
EMEA	140,380	12.2%	152,617	11.7%
APAC	15,416	10.7%	17,741	11.6%
Consolidated	$ 502,102	12.1%	$ 561,987	11.6%

North America's selling and administrative expenses decreased $45.3 million or 12% for the year ended December 31, 2009 compared to the year ended December 31, 2008. The decrease in selling and administrative expenses is primarily attributable to the realization of the effects of cost reduction initiatives we implemented during 2009, and, to a lesser extent, the effect of lower variable costs. Salaries, sales incentives and benefits accounted for approximately $40.9 million of the decrease, with an additional $5.1 million decline in travel and entertainment and a $3.3 million decline in marketing expenses.

Offsetting the effect of the cost reduction initiatives on North America's selling and administrative expenses are the following:

- Approximately $12.4 million of selling and administrative expenses associated with Calence, are reflected in the three months ended March 31, 2009 with no comparable expenses in the three months ended March 31, 2008, as Calence was acquired on April 1, 2008;
- Professional fees and costs for the year ended December 31, 2009 of $8.3 million associated with the trade credits restatement remediation and related litigation;
- Non-cash stock-based compensation expense of $4.1 million associated with the termination of the long-term incentive award for our former Chief Executive Officer and the former President of our North America operating segment discussed in Note 11 to our Consolidated Financial Statements in Part II, Item 8 of this report; and
- An increase in bad debt expense of $3.0 million primarily associated with the specific identification of a single significant account for which we determined during the fourth quarter of 2009 that collection was doubtful. This amount was subsequently recovered in 2010.

EMEA's selling and administrative expenses decreased $12.2 million or 8% for the year ended December 31, 2009 compared to the year ended December 31, 2008. Excluding the effects of foreign currency movements, selling and administrative expenses increased $4.1 million or 3% year over year. The increase in selling and administrative expenses is primarily attributable to salaries and wages and employee-related expenses, which increased due to increases in sales employee headcount, sales incentive programs and recruitment costs. Selling and administrative expenses in 2009 include a non-cash stock-based compensation expense of $1.4 million associated with the termination of the long-term incentive award for our former Chief Executive Officer and the President of our EMEA operating segment discussed in Note 11 to our Consolidated Financial Statements in Part II, Item 8 of this report.

APAC's selling and administrative expenses decreased $2.3 million or 13% for the year ended December 31, 2009 compared to the year ended December 31, 2008. Excluding the effects of foreign currency movements, selling and administrative expenses decreased $1.2 million or 7% year over year.

Goodwill Impairment. During the year ended December 31, 2008, we recorded goodwill impairment charges of $397.2 million. See Note 3 to the Consolidated Financial Statements in Part II, Item 8 of this report for further discussion of goodwill.

Severance and Restructuring Expenses. During the year ended December 31, 2009, North America, EMEA and APAC recorded severance expense of $10.3 million, $3.0 million and $302,000, respectively, related to the departure of Insight's former President and Chief Executive Officer and ongoing restructuring efforts to reduce operating expenses. An adjustment of $708,000 was recorded as a reduction of severance and restructuring expenses recorded during the year ended December 31, 2009 and the related lease accrual in EMEA due to a change in estimate of the costs of exiting the related leased facilities upon negotiation of the final settlement with the landlord. The leases expired in October 2009. During the year ended December 31, 2008, North America, EMEA and APAC recorded severance expense of $4.6 million, $3.9 million and $39,000, respectively, related to restructuring efforts. See Note 9 to the Consolidated Financial Statements in Part II, Item 8 of this report for further discussion of severance and restructuring activities.

Non-Operating (Income) Expense.

Interest Income. Interest income for the years ended December 31, 2009 and 2008 was generated through short-term investments. The decrease in interest income year over year is primarily due to decreases in interest rates.

Interest Expense. Interest expense primarily relates to borrowings under our financing facilities and capital lease obligation and imputed interest under our inventory financing facility. In 2009, we also accrued $2.0 million for interest expense related to our anticipated unclaimed property settlement under two state programs in 2010. Imputed interest was $1.8 million for the year ended December 31, 2009. The decrease in interest expense for the year ended December 31, 2009 compared to the year ended December 31, 2008 is due primarily to lower interest rates and decreases in the weighted average borrowings outstanding as we were successful in our cash management initiatives and used excess cash to pay down our debt balances.

Net Foreign Currency Exchange Gains/Losses. These gains/losses result from foreign currency transactions, including the period-end remeasurement of intercompany balances that are not considered long-term in nature. The change from net foreign currency exchange losses in the prior year to a modest gain in the current year is due primarily to less volatility in the applicable exchange rates and the effects of our use of foreign exchange forward contracts in 2009 to hedge certain non-functional currency assets and liabilities against changes in exchange rate movements.

Other Expense, Net. Other expense, net, consists primarily of bank fees associated with our cash management activities.

Income Tax Expense. Our income tax expense from continuing operations for the year ended December 31, 2009 was $11.0 million compared to an income tax benefit from continuing operations of $86.3 million for the year ended December 31, 2008. The change from a benefit in 2008 to expense in 2009 was primarily the result of the impairment charge related to deductible goodwill during 2008. In addition, our 2009 effective tax rate of 26.3% was less than the federal statutory rate of 35.0% primarily due to the recapitalization of one of our foreign subsidiaries and the true-up of certain foreign tax assets. See Note 10 to the Consolidated Financial Statements in Part II, Item 8 of this report for further discussion of income tax expense.

Liquidity and Capital Resources

The following table sets forth for the periods presented certain consolidated cash flow information for the years ended December 31, 2010, 2009 and 2008 (dollars in thousands):

	2010	2009	2008
Net cash provided by operating activities	$ 98,181	$ 122,674	$ 141,746
Net cash used in investing activities	(23,095)	(36,420)	(153,813)
Net cash (used in) provided by financing activities	(17,894)	(70,269)	12,904
Foreign currency exchange effect on cash flow	(1,495)	2,906	(8,380)
Increase (decrease) in cash and cash equivalents	55,697	18,891	(7,543)
Cash and cash equivalents at beginning of year	68,066	49,175	56,718
Cash and cash equivalents at end of year	$ 123,763	$ 68,066	$ 49,175

Cash and Cash Flow

Our primary uses of cash during 2010 were to fund working capital requirements and capital expenditures and to pay down debt. Operating activities provided $98.2 million in cash, a 20% decrease from the year ended December 31, 2009. We made cash payments of $25.8 million during 2010 as part of our previously announced program of compliance with state unclaimed property laws. Our operating cash flows and net borrowings under our inventory financing facility, which is included in accounts payable, of $40.8 million enabled us to reduce our long-term debt under our revolving credit facilities by $57.0 million, while increasing cash and cash equivalent balances by $55.7 million since December 31, 2009. Capital expenditures were $18.0 million for the year, a 22% increase over 2009, due primarily to expenditures related to IT systems projects in EMEA and North America. Additionally, 2010 was burdened by a $1.5 million negative effect of foreign currency exchange rates on cash flow, while 2009 benefited from a $2.9 million positive effect of foreign currency exchange rates on cash flow.

During the year ended December 31, 2009, we recorded earnings from a discontinued operation of $4.5 million, $2.8 million net of tax, as a result of the favorable settlement on July 7, 2009 of an arbitrated claim related to the 2006 sale of Direct Alliance, a former subsidiary that was sold on June 30, 2006. Since this amount had been deferred as of the original sale date in 2006, the settlement in 2009 resulted in no cash flows to Insight related to the recognition of the non-cash gain.

Net cash provided by operating activities. Cash flows from operating activities for the year ended December 31, 2010 reflect our net earnings, adjusted for non-cash items such as depreciation, amortization, stock-based compensation expense, write-downs of inventories and deferred income taxes. Also contributing to the cash flows from operating activities were increases in accounts payable and deferred revenue. The increase in accounts payable reflects increased costs of goods sold associated with the increase in net sales in 2010 compared to the prior year. These increases in operating cash flows were partially offset by increases in accounts receivable, inventories and other current assets and decreases in accrued expenses and other liabilities. The increase in accounts receivable also reflects increased net sales in 2010 compared to the prior year. The increase in inventories in 2010 is primarily attributable to client specific inventory purchased in North America late in 2010 as a result of new client engagements and overall higher demand for hardware. The decrease in accrued expenses and other liabilities in 2010 was primarily due to payments made to settle certain state unclaimed property liabilities and to reduce income taxes payable.

Cash flows from operating activities for the year ended December 31, 2009 reflect our net earnings, adjusted for depreciation, amortization, non-cash stock-based compensation expense, write-downs of inventories, the provision for losses on accounts receivable, the non-cash gain from the Direct Alliance arbitrated claim and deferred income taxes. Also contributing to the cash flows from operating activities in 2009 were increases in deferred revenue and decreases in accounts receivable. The decrease in accounts receivable in 2009 reflects the decrease in net sales compared to the prior year as well as our focus on cash management. These increases in operating cash flows in 2009 were partially offset by decreases in accounts payable in the normal course of business.

Cash flows from operating activities for the year ended December 31, 2008 resulted primarily from our net loss before the non-cash goodwill impairment charge, including the resulting increase in deferred tax assets associated with the goodwill impairment charge, and before depreciation and amortization. Also contributing to the cash flows from operating activities in 2008 were decreases in accounts receivable and other current assets, partially offset by decreases in accounts payable in the normal course of business.

Our consolidated cash flow operating metrics as of December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Days sales outstanding in ending accounts receivable ("DSOs") [(a)]	78	78	79
Days inventory outstanding (excluding inventories not available for sale) [(b)]	9	8	10
Days purchases outstanding in ending accounts payable ("DPOs") [(c)]	(69)	(63)	(62)
Cash conversion cycle (days) [(d)]	18	23	27

(a) Calculated as the balance of accounts receivable, net at the end of the period divided by daily net sales. Daily net sales is calculated as net sales for the quarter divided by 92 days.
(b) Calculated as average inventories divided by daily costs of goods sold. Average inventories is calculated as the sum of the balances of inventories at the beginning of the period plus inventories at the end of the period divided by two. Daily costs of goods sold is calculated as costs of goods sold for the quarter divided by 92 days.
(c) Calculated as the balances of accounts payable, which includes the inventory financing facility, at the end of the period divided by daily costs of goods sold. Daily costs of goods sold is calculated as costs of goods sold for the quarter divided by 92 days.
(d) Calculated as DSOs plus days inventory outstanding, less DPOs.

Our cash conversion cycle improved to 18 days in the fourth quarter ended December 31, 2010, decreasing five days from 23 days in the fourth quarter ended December 31, 2009. These results were primarily due to the expanded use of our inventory financing facility, which contributed to an increase in DPOs during the fourth quarter of 2010 of six days, partially offset by an increase in days inventory outstanding resulting from increased investment in inventory to support specific client engagements.

Our cash conversion cycle was 23 days in the fourth quarter ended December 31, 2009, decreasing four days from 27 days in the fourth quarter ended December 31, 2008. DSOs decreased slightly for the quarter ended December 31, 2009 compared to the quarter ended December 31, 2008. In North America, reductions in past due accounts receivable balances as a percent of total accounts receivable were offset by the effects of a higher percentage of accounts receivable subject to longer payment terms, resulting in fairly flat performance. These results were offset by a reduction in DSOs in our EMEA and APAC segments due primarily to the timing of sales and collections occurring earlier in the quarter compared to the prior year period. Days inventory outstanding decreased from 2008 to 2009 as we realized the benefits of our focus in 2009 on improving our purchasing efficiency. DPOs increased slightly during the fourth quarter of 2009 reflecting the expanded use of our inventory financing facility in the 2009 quarter compared to the same quarter in 2008.

We expect that cash flow from operations will be used, at least partially, to fund working capital as we typically pay our partners on average terms that are shorter than the average terms granted to our clients in order to take advantage of supplier discounts. We intend to use cash generated in 2011 in excess of working capital needs to pay down our outstanding debt balances and support our capital expenditures for the year.

Net cash used in investing activities. Capital expenditures of $18.0 million, $14.7 million and $26.6 million for the years ended December 31, 2010, 2009 and 2008, respectively, primarily related to investments to upgrade our IT systems. Capital expenditures during 2009 primarily related to expenditures to upgrade our IT systems in EMEA. We expect total capital expenditures in 2011 to be between $20.0 million and $25.0 million, primarily for the integration of our IT systems in North America onto a single platform over the next two years, the IT systems upgrade in our EMEA operations and other facility and technology related maintenance and upgrade projects.

During the years ended December 31, 2010 and 2009, we made payments totaling $5.1 million and $21.7 million, respectively, to the former owners of Calence for additional purchase price consideration and the related accrued interest thereon as a result of Calence achieving certain performance targets during 2010, 2009 and 2008. During the year ended December 31, 2008, we made a payment of $900,000 to resolve certain post-closing contingencies related to the sale of a discontinued operation.

Net cash (used in) provided by financing activities. During the year ended December 31, 2010, we made net repayments on our debt facilities that reduced our outstanding debt balances under our revolving credit facility by $57.0 million and had net borrowings under our inventory financing facility, which is included in accounts payable, of $40.8 million. During the year ended December 31, 2009, we made net repayments on our debt facilities that reduced our outstanding debt balances under our revolving credit facility by $81.0 million. As of December 31, 2010, the only current portion of our long-term debt relates to our capital lease obligation for certain IT equipment. During the year ended December 31, 2009, we had net borrowings under our inventory financing facility of $13.4 million. During the year ended December 31, 2008, we increased our outstanding debt by $25.8 million and subsequent to the acquisition of Calence on April 1, 2008, had a net increase in our obligations under our new inventory financing facility of $48.9 million. These positive cash flows in 2008 were partially offset by the funding of $50.0 million of repurchases of our common stock and the repayment of $11.0 million of debt assumed in the acquisitions of Calence and MINX during 2008.

As of December 31, 2010, our long-term debt balance consisted of $90.0 million outstanding under our $300.0 million senior revolving credit facility and a $2.6 million capital lease obligation. Our objective is to pay our debt balances down while retaining adequate cash balances to meet overall business objectives.

On July 1, 2010, we entered into an amendment to our accounts receivable securitization financing facility (the "ABS facility"), which amends certain provisions of the ABS facility to improve availability in the Borrowing Base, as defined in the ABS facility, but did not change the $150,000,000 maximum borrowing capacity. Specifically, the amendment (i) excludes from the Borrowing Base receivables of a specified obligor that had a negative impact on availability under the facility, (ii) creates a basket to allow up to 10% of gross receivables with terms between 60 and 90 days to be eligible for borrowing, and (iii) increases to 35% from 25% the threshold above which the total amount of a particular obligor's receivables are treated as ineligible if the percentage of such obligor's receivables that are more than 60 days past due exceeds such threshold. In addition, the amendment extends the maturity date of the ABS facility to April 1, 2013, and decreases the variable interest rate by approximately 80 basis points for funds provided under the ABS facility, calculated as the specified Pooled Commercial Paper Rate, as defined in the ABS facility, plus a fixed 1.45% margin (the "CP Margin"). However, beginning on July 1, 2012 (the "Reset Date"), the CP Margin may increase (but in no event exceed 1.50%) based on percentage changes in high yield spreads comparing average index rates for the calendar month prior to the Reset Date against average index rates for the corresponding calendar month in the previous year. Finally, the amendment provides that, under certain circumstances, the Company may be required to obtain a public rating of the ABS facility from one or more credit rating agencies of at least "A" or its equivalent. Failure by the Company to obtain such rating would result in an Amortization Event under the ABS facility. While the ABS facility has a stated maximum amount, the actual availability under the facility is limited by the quantity and quality of the underlying accounts receivable. As of December 31, 2010, the full $150,000,000 was available.

Our consolidated debt balance that can be outstanding at the end of any fiscal quarter under our senior revolving credit facility and our ABS facility is limited by certain financial covenants, particularly a maximum leverage ratio. The maximum leverage ratio is calculated as aggregate debt outstanding divided by the sum of the Company's trailing twelve month net earnings plus (i) interest expense, less non-cash imputed interest on our inventory financing facility, (ii) income tax expense, (iii) depreciation and amortization and (iv) non-cash stock-based compensation (referred to herein as "adjusted earnings"). The maximum leverage ratio permitted under the agreements is 2.50 times effective October 1, 2010 through April 1, 2013. As a result of this limitation, of the $450,000,000 of aggregate maximum debt capacity available under our senior revolving credit facility and our ABS facility, the Company's debt balance that could have been outstanding as of December 31, 2010 was limited to $414,138,000 based on 2.50 times the Company's trailing twelve-month adjusted earnings. The maximum leverage, minimum fixed charge and asset coverage ratio financial covenant requirements under the ABS facility were not modified as part of the July 1, 2010 amendment to the ABS facility.

We anticipate that cash flows from operations, together with the funds available under our financing facilities will be adequate to support our presently anticipated cash and working capital requirements for operations over the next 12 months.

Cash and cash equivalents held by foreign subsidiaries are generally subject to U.S. income taxation upon repatriation to the U.S. For foreign entities not treated as branches for U.S. tax purposes, we do not provide for U.S. income taxes on the undistributed earnings of these subsidiaries as earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely outside of the U.S. As of December 31, 2010, we had approximately $109.9 million in cash and cash equivalents in certain of our foreign subsidiaries where we consider undistributed earnings for these foreign subsidiaries to be permanently reinvested. We used our excess cash balances in the U.S. to pay down debt as of December 31, 2010. As of December 31, 2010, the majority of our foreign cash resides in the Netherlands, the United Kingdom and Australia. Certain of these cash balances could and will be remitted to the U.S. by paying down intercompany payables generated in the ordinary course of business. This repayment would not change our policy to indefinitely reinvest earnings of its foreign subsidiaries. The undistributed earnings of foreign subsidiaries that are deemed to be indefinitely invested outside of the U.S. were approximately $28.6 million at December 31, 2010, compared to $24.3 million at the end of 2009. We intend to use undistributed earnings for general business purposes in the foreign jurisdictions as well as to fund our EMEA IT systems, various facility upgrades and the expansion of our sales of hardware and services, in addition to software, to clients in EMEA countries.

On November 13, 2007, our Board of Directors authorized the repurchase of up to $50.0 million of our common stock through September 30, 2008. During the year ended December 31, 2008 (and prior to September 30, 2008), we purchased 3.5 million shares of our common stock on the open market at an average price of $14.31 per share, which represented the full amount authorized under the repurchase program. All shares repurchased were retired.

See Note 6 to the Consolidated Financial Statements in Part II, Item 8 of this report for a description of our financing facilities, including terms and covenants, amounts outstanding, amounts available and weighted average borrowings and interest rates during the year.

Off-Balance Sheet Arrangements

We have entered into off-balance sheet arrangements, which include guaranties and indemnifications. The guaranties and indemnifications are discussed in Note 16 to the Consolidated Financial Statements in Part II, Item 8 of this report. We believe that none of our off-balance sheet arrangements have, or are reasonably likely to have, a material current or future effect on our financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

At December 31, 2010, our contractual obligations for continuing operations were as follows (in thousands):

	Payments due by period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt [a]	$ 90,000	$ -	$ 90,000	$ -	$ -
Capital lease obligations	2,684	1,039	1,645	-	-
Inventory financing facility [b]	135,112	135,112	-	-	-
Operating lease obligations	51,782	13,186	18,056	13,103	7,437
Severance and restructuring obligations [c]	2,854	2,854	-	-	-
Other contractual obligations [d]	22,692	6,297	9,757	3,638	3,000
Total	$ 305,124	$ 158,488	$ 119,458	$ 16,741	$ 10,437

(a) Reflects the $90.0 million outstanding at December 31, 2010 under our senior revolving credit facility as due in April 2013, the date at which the facility matures. See further discussion in Note 6 to the Consolidated Financial Statements in Part II, Item 8 of this report.
(b) See further discussion in Note 6 to the Consolidated Financial Statements in Part II, Item 8 of this report. As of December 31, 2010, this amount was included in accounts payable related to this facility and has been included in our contractual obligations table above as being due within the 30- to 60-day stated vendor terms.
(c) As a result of approved severance and restructuring plans, we expect future cash expenditures related to employee termination benefits and facilities based costs. See further discussion in Note 9 to the Consolidated Financial Statements in Part II, Item 8 of this report.
(d) The table above includes:
   I. Estimated interest payments of $1.9 million in each of the next two years and $473,000 in the first three months of 2013, based on the current debt balance of $90.0 million at December 31, 2010 under the senior revolving credit facility, multiplied by the weighted average interest rate for the year ended December 31, 2010 of 2.1% per annum.
   II. Amounts totaling $5.9 million over the next three years to the Valley of the Sun Bowl Foundation for sponsorship of the Insight Bowl and $5.7 million over the next five years for advertising and marketing events with the Arizona Cardinals at the University of Phoenix stadium. See further discussion in Note 16 to the Consolidated Financial Statements in Part II, Item 8 of this report.
   III. We estimate that we will owe $6.8 million in future years in connection with the obligations to perform asset-retirement activities that are conditional on a future event.

The table above excludes $6.0 million of unrecognized tax benefits as we are unable to reasonably estimate the ultimate amount or timing of settlement. See further discussion in Note 10 to the Consolidated Financial Statements in Part II, Item 8 of this report.

Although we set purchase targets with our partners tied to the amount of supplier reimbursements we receive, we have no material contractual purchase obligations.

Acquisitions

Our strategy may include the possible acquisition of or investments in other businesses to expand or complement our operations. The magnitude, timing and nature of any future acquisitions or investments will depend on a number of factors, including the availability of suitable candidates, the negotiation of acceptable terms, our financial capabilities and general economic and business conditions. Financing for future transactions would result in the utilization of cash, incurrence of additional debt, issuance of stock or some combination of the three.

Inflation

We have historically not been adversely affected by inflation, as technological advances and competition within the IT industry have generally caused the prices of the products we sell to decline and product life cycles tend to be short. This requires our growth in unit sales to exceed the decline in prices in order to increase our net sales. We believe that most price increases could be passed on to our clients, as prices charged by us are not set by long-term contracts; however, as a result of competitive pressure, there can be no assurance that the full effect of any such price increases could be passed on to our clients.

Recently Issued Accounting Standards

See Note 1 to the Consolidated Financial Statements in Part II, Item 8 of this report for a description of recent accounting pronouncements, including our expected dates of adoption and the estimated effects on our results of operations and financial condition.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We have interest rate exposure arising from our financing facilities, which have variable interest rates. These variable interest rates are affected by changes in short-term interest rates. We currently do not hedge our interest rate exposure.

We do not believe that the effect of reasonably possible near-term changes in interest rates will be material to our financial position, results of operations and cash flows. Our financing facilities expose net earnings to changes in short-term interest rates since interest rates on the underlying obligations are variable. We had $90.0 million outstanding under our senior revolving credit facility and no amounts outstanding under our accounts receivable securitization financing facility at December 31, 2010. The interest rates attributable to the borrowings under out senior revolving credit facility and the accounts receivable securitization financing facility were 1.26% and 1.76%, respectively, per annum at December 31, 2010. The change in annual net earnings from continuing operations, pretax, resulting from a hypothetical 10% increase or decrease in the highest applicable interest rate would approximate $158,000.

Foreign Currency Exchange Risk

We use the U.S. dollar as our reporting currency. The functional currencies of our significant foreign subsidiaries are generally the local currencies. Accordingly, assets and liabilities of the subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet dates. Income and expense items are translated at the average exchange rate for each month within the year. Translation adjustments are recorded directly in other comprehensive income as a separate component of stockholders' equity. Net foreign currency transaction gains/losses, including transaction gains/losses on intercompany balances that are not of a long-term investment nature, are reported as a separate component of non-operating (income) expense, net in our consolidated statements of operations. We also maintain cash accounts denominated in currencies other than the functional currency which expose us to foreign exchange rate movements. Remeasurement of these cash balances results in gains/losses that are also reported as a separate component of non-operating (income) expense.

We monitor our foreign currency exposure and have begun to enter, selectively, into forward exchange contracts to mitigate risk associated with certain non-functional currency monetary assets and liabilities related to foreign denominated payables, receivables, and cash balances. Transaction gains and losses resulting from non-functional currency assets and liabilities are offset by forward contracts in non-operating (income) and expense, net. The Company does not have a significant concentration of credit risk with any single counterparty.

The Company generally enters into forward contracts with maturities of three months or less. The derivatives entered into during 2010 were not designated as hedges. The following derivative contracts were entered into during the year ended December 31, 2010, and remained open and outstanding at December 31, 2010. All U.S. dollar and foreign currency amounts (British Pounds and Canadian Dollars) are presented in thousands.

	Buy	**Buy**
Foreign Currency	GBP	CAD
Foreign Amount	6,424	10,000
Exchange Rate	1.5566	1.0029
USD Equivalent	$10,000	$9,971
Maturity Date	January 7, 2011	January 6, 2011

The Company does not enter into derivative contracts for speculative or trading purposes. The fair value of all forward contracts at December 31, 2010 was a net liability of $63,000.

INSIGHT ENTERPRISES, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Insight Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets of Insight Enterprises, Inc. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Insight Enterprises, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Insight Enterprises, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Phoenix, Arizona
February 23, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Insight Enterprises, Inc.:

We have audited Insight Enterprises, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Insight Enterprises, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A (a), *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Insight Enterprises, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Insight Enterprises, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 23, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Phoenix, Arizona
February 23, 2011

INSIGHT ENTERPRISES, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

ASSETS	December 31, 2010	December 31, 2009
Current assets:		
Cash and cash equivalents	$ 123,763	$ 68,066
Accounts receivable, net	1,135,951	998,770
Inventories	106,734	77,694
Inventories not available for sale	50,677	47,722
Deferred income taxes	23,283	35,750
Other current assets	49,289	32,318
Total current assets	1,489,697	1,260,320
Property and equipment, net	141,399	150,103
Goodwill	16,474	15,829
Intangible assets, net	69,081	82,483
Deferred income taxes	73,796	78,489
Other assets	12,836	16,097
	$ 1,803,283	$ 1,603,321
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 881,688	$ 695,549
Accrued expenses and other current liabilities	187,457	212,276
Current portion of long-term debt	997	875
Deferred revenue	67,373	54,135
Total current liabilities	1,137,515	962,835
Long-term debt	91,619	149,349
Deferred income taxes	5,011	3,054
Other liabilities	24,167	20,509
	1,258,312	1,135,747
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value, 3,000 shares authorized; no shares issued	-	-
Common stock, $0.01 par value, 100,000 shares authorized; 46,325 and 45,956 shares issued and outstanding in 2010 and 2009, respectively	463	460
Additional paid-in capital	377,277	372,021
Retained earnings	149,349	73,864
Accumulated other comprehensive income – foreign currency translation adjustments	17,882	21,229
Total stockholders' equity	544,971	467,574
	$ 1,803,283	$ 1,603,321

See accompanying notes to consolidated financial statements.

INSIGHT ENTERPRISES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended December 31,		
	2010	2009	2008
Net sales	$ 4,809,930	$ 4,136,905	$ 4,825,489
Costs of goods sold	4,163,833	3,568,291	4,161,906
Gross profit	646,097	568,614	663,583
Operating expenses:			
Selling and administrative expenses	519,065	502,102	561,987
Goodwill impairment	-	-	397,247
Severance and restructuring expenses	2,956	13,608	8,595
Earnings (loss) from operations	124,076	52,904	(304,246)
Non-operating (income) expense:			
Interest income	(714)	(424)	(2,387)
Interest expense	7,677	10,790	13,479
Net foreign currency exchange loss (gain)	522	(328)	9,629
Other expense, net	1,417	1,123	1,107
Earnings (loss) from continuing operations before income taxes	115,174	41,743	(326,074)
Income tax expense (benefit)	39,689	10,970	(86,347)
Net earnings (loss) from continuing operations	75,485	30,773	(239,727)
Earnings from a discontinued operation, net of taxes of $1,659	-	2,801	-
Net earnings (loss)	$ 75,485	$ 33,574	$ (239,727)
Net earnings (loss) per share - Basic:			
Net earnings (loss) from continuing operations	$ 1.63	$ 0.67	$ (5.15)
Net earnings from a discontinued operation	-	0.06	-
Net earnings (loss) per share	$ 1.63	$ 0.73	$ (5.15)
Net earnings (loss) per share - Diluted:			
Net earnings (loss) from continuing operations	$ 1.61	$ 0.67	$ (5.15)
Net earnings from a discontinued operation	-	0.06	-
Net earnings (loss) per share	$ 1.61	$ 0.73	$ (5.15)
Shares used in per share calculations:			
Basic	46,218	45,838	46,573
Diluted	46,812	46,271	46,573

See accompanying notes to consolidated financial statements.

INSIGHT ENTERPRISES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value	Shares	Par Value				
Balances at December 31, 2007	48,458	$ 485	-	$ -	$ 391,380	$ 47,760	$302,113	$ 741,738
Issuance of common stock under employee stock plans, net of shares withheld for payroll taxes	631	6	-	-	2,905	-	-	2,911
Stock-based compensation expense	-	-	-	-	7,985	-	-	7,985
Tax shortfall from stock-based compensation	-	-	-	-	(2,737)	-	-	(2,737)
Repurchase of treasury stock	-	-	(3,494)	(50,000)	-	-	-	(50,000)
Retirement of treasury stock	(3,494)	(35)	3,494	50,000	(27,869)	-	(22,096)	-
Comprehensive loss:								
Foreign currency translation adjustment, net of tax	-	-	-	-	-	(38,202)	-	(38,202)
Net loss	-	-	-	-	-	-	(239,727)	(239,727)
Total comprehensive loss								(277,929)
Balances at December 31, 2008	45,595	456	-	-	371,664	9,558	40,290	421,968
Issuance of common stock under employee stock plans, net of shares withheld for payroll taxes	361	4	-	-	(695)	-	-	(691)
Stock-based compensation expense	-	-	-	-	7,764	-	-	7,764
Tax shortfall from stock-based compensation	-	-	-	-	(6,712)	-	-	(6,712)
Comprehensive income:								
Foreign currency translation adjustment, net of tax	-	-	-	-	-	11,671	-	11,671
Net earnings	-	-	-	-	-	-	33,574	33,574
Total comprehensive income								45,245
Balances at December 31, 2009	45,956	460	-	-	372,021	21,229	73,864	467,574
Issuance of common stock under employee stock plans, net of shares withheld for payroll taxes	369	3	-	-	(1,384)	-	-	(1,381)
Stock-based compensation expense	-	-	-	-	6,957	-	-	6,957
Tax shortfall from stock-based compensation	-	-	-	-	(317)	-	-	(317)
Comprehensive income:								
Foreign currency translation adjustment, net of tax	-	-	-	-	-	(3,347)	-	(3,347)
Net earnings	-	-	-	-	-	-	75,485	75,485
Total comprehensive income								72,138
Balances at December 31, 2010	46,325	$ 463	-	$ -	$377,277	$ 17,882	$149,349	$ 544,971

See accompanying notes to consolidated financial statements.

INSIGHT ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net earnings (loss) from continuing operations	$ 75,485	$ 30,773	$ (239,727)
Plus: net earnings from a discontinued operation	-	2,801	-
Net earnings (loss)	75,485	33,574	(239,727)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Goodwill impairment	-	-	397,247
Depreciation and amortization	38,013	41,163	41,239
Provision for losses on accounts receivable	1,626	7,377	3,452
Write-downs of inventories	6,825	7,444	7,614
Non-cash stock-based compensation	6,957	7,764	7,985
Non-cash gain from arbitrated claim, net of tax	-	(2,801)	-
Excess tax benefit from employee gains on stock-based compensation	(1,073)	-	(111)
Deferred income taxes	18,057	8,214	(108,088)
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	(153,905)	10,981	45,463
(Increase) decrease in inventories	(39,232)	1,813	(11,901)
(Increase) decrease in other current assets	(16,884)	1,461	9,632
Decrease in other assets	3,794	2,743	9,085
Increase (decrease) in accounts payable	157,556	(15,207)	(22,318)
Increase (decrease) in deferred revenue	15,284	16,806	(7,506)
(Decrease) increase in accrued expenses and other liabilities	(14,322)	1,342	9,680
Net cash provided by operating activities	98,181	122,674	141,746
Cash flows from investing activities:			
Acquisition of Calence, net of cash acquired	(5,123)	(21,713)	(124,671)
Acquisition of MINX, net of cash acquired	-	-	(1,595)
Purchases of property and equipment	(17,972)	(14,707)	(26,647)
Other	-	-	(900)
Net cash used in investing activities	(23,095)	(36,420)	(153,813)
Cash flows from financing activities:			
Borrowings on senior revolving credit facility	1,150,136	1,043,373	989,606
Repayments on senior revolving credit facility	(1,207,136)	(1,124,373)	(761,606)
Borrowings on accounts receivable securitization financing facility	65,000	165,000	466,874
Repayments on accounts receivable securitization financing facility	(65,000)	(165,000)	(612,874)
Repayments on term loan	-	-	(56,250)
Payments on capital lease obligation	(927)	(324)	-
Net borrowings under inventory financing facility	40,830	13,378	48,889
Repayments on debt assumed in Calence and MINX acquisitions	-	-	(10,978)
Payment of deferred financing fees	(490)	(1,632)	(3,779)
Proceeds from sales of common stock under employee stock plans	49	-	5,031
Excess tax benefit from employee gains on stock-based compensation	1,073	-	111
Payment of payroll taxes on stock-based compensation through shares withheld.	(1,429)	(691)	(2,120)
Repurchases of common stock	-	-	(50,000)
Net cash (used in) provided by financing activities	(17,894)	(70,269)	12,904
Foreign currency exchange effect on cash flows	(1,495)	2,906	(8,380)
Increase (decrease) in cash and cash equivalents	55,697	18,891	(7,543)
Cash and cash equivalents at beginning of year	68,066	49,175	56,718
Cash and cash equivalents at end of year	$ 123,763	$ 68,066	$ 49,175
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest	$ 4,516	$ 5,207	$ 12,328
Cash paid during the year for income taxes	$ 11,584	$ 4,101	$ 34,420

See accompanying notes to consolidated financial statements.

(1) Operations and Summary of Significant Accounting Policies

Description of Business

We are a leading provider of information technology ("IT") hardware, software and services to small, medium and large businesses and public sector clients in North America, Europe, the Middle East, Africa and Asia-Pacific. The Company is organized in the following three operating segments, which are primarily defined by their related geographies:

Operating Segment	Geography
North America	United States and Canada
EMEA	Europe, Middle East and Africa
APAC	Asia-Pacific

Currently, our offerings in North America and the United Kingdom include IT hardware, software and services. Our offerings in the remainder of our EMEA segment and in APAC currently only include software and select software-related services.

Acquisitions and Dispositions

On July 10, 2008, we acquired MINX Limited ("MINX"), a United Kingdom-based networking services company for an initial cash purchase price of approximately $1,500,000 and the assumption of approximately $3,900,000 of existing debt. Founded in 2002, MINX was a network integrator with Cisco Gold Partner accreditation in the United Kingdom.

On April 1, 2008, we completed the acquisition of Calence, LLC ("Calence"), a United States-based independent technology service provider specializing in Cisco networking solutions, unified communications and managed services, for a cash purchase price of $125,000,000 plus working capital adjustments of $3,649,000. During the years ended December 31, 2010, 2009 and 2008, we recorded an additional $645,000, $15,829,000 and $10,362,000, respectively, of purchase price consideration and the related accrued interest thereon as a result of Calence achieving certain performance targets during the year. Such amounts were recorded as additional goodwill (see Note 3). We also assumed Calence's existing debt totaling approximately $7,311,000, of which $7,100,000 was repaid by us at closing. The Calence acquisition was funded, in part, using borrowings under our senior revolving credit facility.

Principles of Consolidation and Presentation

The consolidated financial statements include the accounts of Insight Enterprises, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. References to "the Company," "Insight," "we," "us," "our" and other similar words refer to Insight Enterprises, Inc. and its consolidated subsidiaries, unless the context suggests otherwise.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Additionally, these estimates and assumptions affect the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, we evaluate our estimates, including those related to sales recognition, anticipated achievement levels under partner funding programs, assumptions related to stock-based compensation valuation, allowances for doubtful accounts, litigation-related obligations, valuation allowances for deferred tax assets and impairment of long-lived assets, including purchased intangibles and goodwill, if indicators of potential impairment exist.

Cash Equivalents

We consider all highly liquid investments with maturities at the date of purchase of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts using estimated losses on accounts receivable based on evaluation of the aging of the receivables, historical write-offs and the current economic environment. We write off individual accounts against the reserve when we become aware of a client's or vendor's inability to meet its financial obligations, such as in the case of bankruptcy filings, or deterioration in the client's or vendor's operating results or financial position.

Inventories

We state inventories, principally purchased IT hardware, at the lower of weighted average cost (which approximates cost under the first-in, first-out method) or market. We evaluate inventories for excess, obsolescence or other factors that may render inventories unmarketable at normal margins. Write-downs are recorded so that inventories reflect the approximate net realizable value and take into account our contractual provisions with our partners governing price protection, stock rotation and return privileges relating to obsolescence.

Inventories not available for sale relate to product sales transactions in which we are warehousing the product and will be deploying the product to clients' designated locations subsequent to period-end. Additionally, we may perform services on a portion of the product prior to shipment to our clients and will be paid a fee for doing so. Although these product contracts are non-cancelable with customary credit terms beginning the date the inventories are segregated in our warehouse and invoiced to the client and the warranty periods begin on the date of invoice, these transactions do not meet the sales recognition criteria under GAAP. Therefore, we do not record sales and the inventories are classified as "inventories not available for sale" on our consolidated balance sheet until the product is delivered. If clients remit payment before we deliver product to them, we record the payments received as "deferred revenue" on our consolidated balance sheet until such time as the product is delivered.

Property and Equipment

We record property and equipment at cost. We capitalize major improvements and betterments, while maintenance, repairs and minor replacements are expensed as incurred. Depreciation or amortization is provided using the straight-line method over the following estimated economic lives of the assets:

	Estimated Economic Life
Leasehold improvements	Shorter of underlying lease term or asset life
Furniture and fixtures	2 – 7 years
Equipment	3 – 5 years
Software	3 – 10 years
Buildings	29 years

Costs incurred to develop internal-use software during the application development stage, including capitalized interest, are recorded in property and equipment at cost. External direct costs of materials and services consumed in developing or obtaining internal-use computer software and payroll and payroll-related costs for teammates who are directly associated with and who devote time to internal-use computer software development projects, to the extent of the time spent directly on the project and specific to application development, are capitalized.

Reviews are regularly performed to determine whether facts and circumstances exist which indicate that the useful life is shorter than originally estimated or the carrying amount of assets may not be recoverable. When an indication exists that the carrying amount of long-lived assets may not be recoverable, we assess the recoverability of our assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Such impairment test is based on the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Impairment, if any, is based on the excess of the carrying amount over the estimated fair value of those assets.

Goodwill

Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of net identified tangible and intangible assets acquired. We perform an annual review in the fourth quarter of every year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of recorded goodwill is impaired. The impairment review process compares the fair value of the reporting unit in which goodwill resides to its carrying value. See additional discussion of the impairment review process and impairments recorded in 2008 at Note 3.

Intangible Assets

We amortize intangible assets acquired in the acquisitions of MINX, Calence and Software Spectrum using the straight-line method over the following estimated economic lives of the intangible assets from the date of acquisition:

	Estimated Economic Life
Customer relationships	8 – 11 years
Acquired technology related assets	5 years
Backlog	10 months – 5 years
Non-compete agreements	1 – 2 years

We regularly perform reviews to determine if facts and circumstances exist which indicate that the useful lives of our long-lived assets are shorter than originally estimated or the carrying amount of these assets may not be recoverable. When an indication exists that the carrying amount of long-lived assets may not be recoverable, we assess the recoverability of our assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Such impairment test is based on the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Impairment, if any, is based on the excess of the carrying amount over the estimated fair value of those assets.

Book Overdrafts

Book overdrafts represent the amount by which outstanding checks issued, but not yet presented to our banks for disbursement, exceed balances on deposit in applicable bank accounts and a legal right of offset with our positive cash balances in other financial institution accounts does not exist. Our book overdrafts, which are not directly linked to a credit facility or other bank overdraft arrangement, do not result in an actual bank financing, but rather constitute normal unpaid trade payables at the end of a reporting period. These amounts are included within our accounts payable balance in our consolidated balance sheets. The changes in these book overdrafts are included as a component of cash flows from operating activities in our consolidated statements of cash flows.

Trade Credits

Trade credit liabilities arise from aged unclaimed credit memos, duplicate payments, payments for returned product or overpayments made to us by our clients, and, to a lesser extent, from goods received by us from a supplier for which we were never invoiced. Trade credit liabilities are included in accrued expenses and other current liabilities in our consolidated balance sheet. We derecognize the liability if and only if it has been extinguished, upon either (1) our payment of the liability to relieve our obligation or (2) our legal release from the related obligation. During the years ended December 31, 2010 and 2009, $8,617,000 and $3,866,000, respectively, was recorded as a reduction of costs of goods sold as result of the negotiated settlement or other legal release of trade credits.

Self Insurance

We are self-insured in the U.S. for medical insurance up to certain annual stop-loss limits and workers' compensation claims up to certain deductible limits. We establish reserves for claims, both reported and incurred but not reported, using currently available information as well as our historical claims experience. As of December 31, 2010, we have $700,000 on deposit with our claims administrator which acts as security for our future payment obligations under our workers' compensation program.

Foreign Currencies

We use the U.S. dollar as our reporting currency. The functional currencies of our significant foreign subsidiaries are generally the local currencies. Accordingly, assets and liabilities of the subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet dates. Income and expense items are translated at the average exchange rate for each month within the year. The resulting translation adjustments are recorded directly in accumulated other comprehensive income as a separate component of stockholders' equity. Net foreign currency transaction gains/losses, including transaction gains/losses on intercompany balances that are not of a long-term investment nature and non-functional currency cash balances, are reported as a separate component of non-operating (income) expense in our consolidated statements of operations.

Derivative Financial Instruments

We enter into forward foreign exchange contracts to mitigate the risk of non-functional currency monetary assets and liabilities on our consolidated financial statements. These forward contracts are not designated as hedge instruments. The fair value of all derivative assets and liabilities are recorded gross in the other current assets and other current liabilities section of the balance sheet. Gains/losses are recorded net in non-operating (income) expense.

Treasury Stock

We record repurchases of our common stock as treasury stock at cost. We also record the subsequent retirement of these treasury shares at cost. The excess of the cost of the shares retired over their par value is allocated between additional paid-in capital and retained earnings. The amount recorded as a reduction of paid-in capital is based on the excess of the average original issue price of the shares over par value. The remaining amount is recorded as a reduction of retained earnings.

Sales Recognition

Sales are recognized when title and risk of loss are passed to the client, there is persuasive evidence of an arrangement for sale, delivery has occurred and/or services have been rendered, the sales price is fixed or determinable and collectibility is reasonably assured. Usual sales terms are F.O.B. shipping point or equivalent, at which time title and risk of loss have passed to the client. However, because we either (i) have a general practice of covering client losses while products are in transit despite title and risk of loss contractually transferring at the point of shipment or (ii) have specifically stated F.O.B. destination contractual terms with the client, delivery is not deemed to have occurred until the point in time when the product is received by the client.

We make provisions for estimated product returns that we expect to occur under our return policy based upon historical return rates. Our manufacturers warrant most of the products we market, and it is our policy to request that clients return their defective products directly to the manufacturer for warranty service. On selected products, and for selected client service reasons, we may accept returns directly from the client and then either credit the client or ship a replacement product. We generally offer a limited 15- to 30-day return policy for unopened products and certain opened products, which are consistent with manufacturers' terms; however, for some products we may charge restocking fees. Products returned opened are processed and returned to the manufacturer or partner for repair, replacement or credit to us. We resell most unopened products returned to us. Products that cannot be returned to the manufacturer for warranty processing, but are in working condition, are sold to inventory liquidators, to end users as "previously sold" or "used" products, or through other channels to reduce our losses from returned products.

We record freight billed to our clients as net sales and the related freight costs as costs of goods sold. We report sales net of any sales-based taxes assessed by governmental authorities that are imposed on and concurrent with sales transactions.

Revenue is recognized from software sales when clients acquire the right to use or copy software under license, but in no case prior to the commencement of the term of the initial software license agreement, provided that all other revenue recognition criteria have been met (i.e., delivery, evidence of the arrangement exists, the fee is fixed or determinable and collectibility of the fee is probable).

From time to time, the sale of hardware and software products may also include the provision of services and the associated contracts contain multiple elements or non-standard terms and conditions. Sales of services currently represent a small percentage of our net sales. Net sales of services that are performed at client locations are often service-only contracts and are recorded as sales when the services are performed and completed. If the service is performed at a client location in conjunction with a hardware, software or other services sale, we recognize net sales for delivered items only when all of the following criteria are satisfied:

- the delivered item(s) has value to the client on a stand-alone basis;
- there is objective and reliable evidence of the fair value of the undelivered item(s); and
- if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in our control.

We sell certain third-party service contracts and software assurance or subscription products for which we are not the primary obligor. These sales do not meet the criteria for gross sales recognition, and thus are recorded on a net sales recognition basis. As we enter into contracts with third-party service providers or vendors, we evaluate whether the subsequent sales of such services should be recorded as gross sales or net sales. We determine whether we act as a principal in the transaction and assume the risks and rewards of ownership or if we are simply acting as an agent or broker. Under gross sales recognition, the entire selling price is recorded in sales and our cost to the third-party service provider or vendor is recorded in costs of goods sold. Under net sales recognition, the cost to the third-party service provider or vendor is recorded as a reduction to sales, resulting in net sales equal to the gross profit on the transaction, and there are no costs of goods sold.

Additionally, we sell certain professional services contracts on a fixed fee basis. Revenues for fixed fee professional services contracts are recognized based on the ratio of costs incurred to total estimated costs. Net sales for these service contracts are not a significant portion of our consolidated net sales.

Costs of Goods Sold

Costs of goods sold include product costs, direct costs incurred associated with delivering services, outbound and inbound freight costs and provisions for inventory reserves. These costs are reduced by provisions for supplier discounts and certain payments and credits received from partners, as described under "Partner Funding" below.

Selling and Administrative Expenses

Selling and administrative expenses include salaries and wages, bonuses and incentives, stock-based compensation expense, employee-related expenses, facility-related expenses, marketing and advertising expense, reduced by certain payments and credits received from partners related to shared marketing expense programs, as described under "Partner Funding" below, depreciation of property and equipment, professional fees, amortization of intangible assets, provisions for losses on accounts receivable and other operating expenses.

Partner Funding

We receive payments and credits from partners, including consideration pursuant to volume sales incentive programs, volume purchase incentive programs and shared marketing expense programs. Partner funding received pursuant to volume sales incentive programs is recognized as it is earned as a reduction to costs of goods sold. Partner funding received pursuant to volume purchase incentive programs is allocated as a reduction to inventories based on the applicable incentives earned from each partner and is recorded in cost of goods sold as the inventory is sold. Partner funding received pursuant to shared marketing expense programs is recorded as it is earned as a reduction of the related selling and administrative expenses in the period the program takes place only if the consideration represents a reimbursement of specific, incremental, identifiable costs. Consideration that exceeds the specific, incremental, identifiable costs is classified as a reduction of costs of goods sold. The amount of partner funding recorded as a reduction of selling and administrative expenses totaled $23,826,000, $19,755,000 and $21,523,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Concentrations of Risk

Credit Risk

Although we are affected by the international economic climate, management does not believe material credit risk concentration existed at December 31, 2010. We monitor our clients' financial condition and do not require collateral. No single client accounted for more than 3% of our consolidated net sales in 2010.

Supplier Risk

Purchases from Microsoft and Ingram Micro (a distributor) accounted for approximately 27% and 10%, respectively, of our aggregate purchases in 2010. No other partner accounted for more than 10% of purchases in 2010. Our top five partners as a group for 2010 were Microsoft, Ingram Micro, HP, Cisco and Tech Data (a distributor), and approximately 61% of our total purchases during 2010 came from this group of partners. Although brand names and individual products are important to our business, we believe that competitive sources of supply are available in substantially all of our product categories such that, with the exception of Microsoft, we are not dependent on any single partner for sourcing products.

Advertising Costs

Advertising costs are expensed as they are incurred. Advertising expense of $23,736,000, $21,751,000 and $26,447,000 was recorded for the years ended December 31, 2010, 2009 and 2008, respectively. These amounts were partially offset by partner funding earned pursuant to shared marketing expense programs recorded as a reduction of selling and administrative expenses, as discussed above.

Stock-Based Compensation

Stock-based compensation is measured based on the fair value of the award on the date of grant and the corresponding expense is recognized over the period during which an employee is required to provide service in exchange for the reward. Stock-based compensation expense is classified in the same line item of the consolidated statements of operations as other payroll-related expenses specific to the employee. Compensation expense related to service-based RSUs is recognized on a straight-line basis over the requisite service period for the entire award. Compensation expense related to performance-based RSUs is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards (i.e., a graded vesting basis).

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable earnings in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

Net Earnings (Loss) From Continuing Operations Per Share ("EPS")

Basic EPS is computed by dividing net earnings (loss) from continuing operations available to common stockholders by the weighted-average number of common shares outstanding during each year. Diluted EPS is computed on the basis of the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options, restricted stock awards and restricted stock units. For periods with a net loss from continuing operations, no potential common shares are included in the diluted EPS computations because they would result in an antidilutive effect on the per share amount. A reconciliation of the denominators of the basic and diluted EPS calculations follows (in thousands, except per share data):

	Years Ended December 31,		
	2010	2009	2008
Numerator:			
Net earnings (loss) from continuing operations	$ 75,485	$ 30,773	$ (239,727)
Denominator:			
Weighted-average shares used to compute basic EPS	46,218	45,838	46,573
Potential dilutive common shares due to dilutive stock options and restricted stock awards and units	594	433	-
Weighted-average shares used to compute diluted EPS	46,812	46,271	46,573
Net earnings (loss) from continuing operations per share:			
Basic	$ 1.63	$ 0.67	$ (5.15)
Diluted	$ 1.61	$ 0.67	$ (5.15)

The following weighted-average outstanding stock options during the years ended December 31, 2010, 2009 and 2008 were not included in the diluted EPS calculations because the exercise prices of these options were greater than the average market price of our common stock during the respective periods (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Weighted-average outstanding stock options having no dilutive effect	343	1,554	-

No potential common shares were included in the diluted EPS computation for the year ended December 31, 2008 because of the net loss from continuing operations for the year, which would result in an antidilutive effect on the per share amount.

Recently Issued Accounting Standards

In September 2009, the FASB issued EITF Issue No. 08-1 "Revenue Arrangements with Multiple Deliverables." EITF No. 08-1 amends ASC 605 "Revenue Recognition – Multiple-Element Arrangements," previously EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," to eliminate the requirement that all undelivered elements have objective and reliable evidence of their fair value before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of objective and reliable evidence of the standalone selling price for one or more delivered or undelivered elements in a multiple element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are based on objective and reliable evidence or the entity's estimated selling price. Application of the "residual method" of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of EITF 08-1. Additionally, the new guidance will require entities to disclose more information about their multiple element revenue arrangements. Adoption of this amendment to ASC 605 is required for revenue arrangements entered into or materially modified during the Company's fiscal year beginning January 1, 2011. The adoption of this accounting guidance effective January 1, 2011 is not expected to have a material effect on our consolidated results of operations and related disclosures because we currently do not have any material instances in which we account for revenue from multiple element arrangements when vendor-specific objective evidence does not exist.

In September 2009, the FASB issued EITF Issue No. 09-3 "Certain Revenue Arrangements That Include Software Elements." EITF 09-3 amends ASC 985 "Software," previously AICPA Statement of Position No. 97-2, "Software Revenue Recognition" and its related interpretive guidance, to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product's essential functionality. Adoption of this amendment to ASC 985 is also required for revenue arrangements entered into or materially modified during the Company's fiscal year beginning January 1, 2011. The adoption of this accounting guidance effective January 1, 2011 is not expected to have any effect on our consolidated results of operations and related disclosures based on the nature of our revenue transactions.

(2) Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,	
	2010	2009
Software	$ 125,222	$ 120,451
Buildings	73,055	72,874
Equipment	65,278	57,810
Furniture and fixtures	34,344	33,122
Leasehold improvements	19,595	19,082
Land	7,714	7,668
	325,208	311,007
Accumulated depreciation and amortization	(183,809)	(160,904)
Property and equipment, net	$ 141,399	$ 150,103

During 2010, we periodically assessed whether any indicators of impairment existed related to our property and equipment. No indicators of impairment were identified during 2010.

Depreciation and amortization expense related to property and equipment was $26,055,000, $28,734,000 and $27,371,000 for the years ended December 31, 2010, 2009 and 2008, respectively. Depreciation and amortization expense in 2009 includes $1,252,000 of accelerated amortization associated with certain software licenses due to our decision to not utilize them in the future. Interest charges in the amount of $24,000, $9,000 and $121,000 were capitalized in connection with internal-use software development projects in the years ended December 31, 2010, 2009 and 2008, respectively.

(3) Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2010, 2009 and 2008 are as follows (in thousands):

	North America	EMEA	APAC	Consolidated
Balance at December 31, 2007	$ 220,331	$ 67,377	$ 16,865	$ 304,573
Goodwill recorded in connection with the acquisition of Calence	104,071	-	-	104,071
Goodwill recorded in connection with the acquisition of MINX	-	9,108	-	9,108
Impairment charge	(323,422)	(59,852)	(13,973)	(397,247)
Other adjustments	(980)	(16,633)	(2,892)	(20,505)
Balance at December 31, 2008	-	-	-	-
Goodwill recorded as additional purchase price consideration relating to Calence	15,829	-	-	15,829
Balance at December 31, 2009	15,829	-	-	15,829
Goodwill recorded as additional purchase price consideration relating to Calence	645	-	-	645
Balance at December 31, 2010	$ 16,474	$ -	$ -	$ 16,474

Goodwill is required to be tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. Multiple valuation techniques can be used to assess the fair value of the reporting unit. All of these techniques include the use of estimates and assumptions that are inherently uncertain. Changes in these estimates and assumptions could materially affect the determination of fair value or goodwill impairment, or both. The Company has three reporting units, which are the same as our operating segments. At December 31, 2007, our goodwill balance of $304,573,000 was allocated among all three of our operating segments, which represented the purchase price in excess of the net amount assigned to assets acquired and liabilities assumed in connection with previous acquisitions, adjusted for changes in foreign currency exchange rates. We tested goodwill for impairment during the fourth quarter of 2007. At that time, we concluded that the fair value of each of our reporting units was in excess of the carrying value.

On April 1, 2008, we acquired Calence, which has been integrated into our North America business. On July 10, 2008, we acquired MINX, which has been integrated into our EMEA business. Under the purchase method of accounting, the purchase price for each acquisition was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. The excess purchase price over fair value of net assets acquired of $93,709,000 and $9,108,000 for Calence and MINX, respectively, was recorded as goodwill in the respective reporting unit. During the year ended December 31, 2008, we accrued an additional $9,830,000 of purchase price consideration (the "earnout") and $532,000 of accrued interest thereon as a result of Calence achieving certain performance targets during 2008. Such amounts were recorded as additional goodwill. The Calence acquisition and resulting additional goodwill of $104,071,000, including the earnout and accrued interest amounts, was recorded as part of our North America reporting unit.

In consideration of market conditions and the decline in our overall market capitalization resulting from decreases in the market price of Insight's publicly traded common stock during the three months ended June 30, 2008, we evaluated whether an event (a "triggering event") had occurred during the second quarter that would require us to perform an interim period goodwill impairment test. Subsequent to the first quarter of 2008, the Company experienced a relatively consistent decline in market capitalization due to deteriorating market conditions and a significant decline subsequent to our announcement of preliminary first quarter 2008 results on April 23, 2008. During the first quarter of 2008, the market price of Insight's publicly traded common stock ranged from a high of $19.00 to a low of $15.49, ending the quarter at $17.50 on March 31, 2008. During the second quarter of 2008, the market price of Insight's publicly traded common stock ranged from a high of $18.20 to a low of $11.00 on April 24, 2008, when the price dropped by 22.5% and did not return to levels previous to that single day drop through the end of the quarter. Based on the sustained significant decline in the market price of our common stock during the second quarter of 2008, we concluded that a triggering event had occurred subsequent to March 31, 2008, which would more likely than not reduce the fair value of one or more of our reporting units below its respective carrying value.

As a result, we performed the first step of the two-step goodwill impairment test in the second quarter of 2008 and compared the fair values of our reporting units to their carrying values. The fair values of our reporting units were determined using established valuation techniques, specifically the market and income approaches. We determined that the fair value of the North America reporting unit was less than the carrying value of the net assets of the reporting unit, and thus, we performed step two of the impairment test for the North America reporting unit. The results of the first step of the two-step goodwill impairment test indicated that the fair value of each of our EMEA and APAC reporting units was in excess of the carrying value, and thus we did not perform step two of the impairment test for EMEA or APAC.

In step two of the impairment test, we determined the implied fair value of the goodwill in our North America reporting unit and compared it to the carrying value of the goodwill. We allocated the fair value of the North America reporting unit to all of its assets and liabilities as if the reporting unit had been acquired in a business combination and the fair value of the North America reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. Our step two analysis resulted in no implied fair value of goodwill for the North America reporting unit, and therefore, we recognized a non-cash goodwill impairment charge of $313,776,000, which represented the entire goodwill balance recorded in our North America operating segment as of June 30, 2008, including the entire amount of the goodwill recorded in connection with the Calence acquisition, including the earnout through June 30, 2008. The charge is included in the loss from continuing operations for the year ended December 31, 2008.

Subsequent to the announcement of our results of operations for the second quarter of 2008 on August 11, 2008, the Company experienced a relatively consistent increase in market capitalization. During the third quarter of 2008, the market price of Insight's publicly traded common stock ranged from a low of $10.70 to a high of $17.11, ending the quarter at $13.41 on September 30, 2008. We concluded that during the third quarter of 2008, a triggering event had not occurred that would more likely than not reduce the fair value of one or more of our reporting units below its respective carrying value.

We performed our annual review of goodwill in the fourth quarter of 2008. The fair values of our reporting units were determined using established valuation techniques, specifically the market and income approaches. We determined that the fair value of each of our three reporting units was less than the carrying value of the net assets of the respective reporting unit, and thus we performed step two of the impairment test for each of our three reporting units. Our step two analyses resulted in no implied fair value of goodwill for any of our three reporting units, and therefore, we recognized a non-cash goodwill impairment charge of $83,471,000, which represented the entire amount of the goodwill recorded all three of our operating segments as of December 31, 2008, including goodwill recorded in connection with the earnout associated with the Calence acquisition, part of our North America operating segment, since June 30, 2008. The charge is included in the loss from continuing operations for the year ended December 31, 2008.

The other adjustments to goodwill in 2008 primarily consist of foreign currency translation adjustments. During the year ended December 31, 2008, the adjustments in EMEA also include the reversal of valuation allowances totaling $5,800,000 relating to our United Kingdom and France net operating loss carryforward deferred tax assets (see Note 10).

During the year ended December 31, 2009, we recorded $15,829,000 of additional purchase price consideration and the related accrued interest thereon as a result of Calence, acquired April 1, 2008, achieving certain performance targets during 2009. The additional goodwill was recorded as part of our North America reporting unit. In April and November 2009, cash payments of $12,834,000 and $8,879,000, respectively, were made to the former owners of Calence related to additional purchase price consideration and the related interest thereon earned in 2008 and 2009 prior to each scheduled payment date. Such amounts are reflected as an investing activity within our consolidated statements of cash flows.

During the year ended December 31, 2010, we recorded $645,000 of additional purchase price consideration and the related accrued interest thereon as a result of Calence achieving certain performance targets during the first quarter of 2010. The additional goodwill was recorded as part of our North America reporting unit. The final payment of $5,123,000 for additional purchase price consideration and the related accrued interest thereon was paid to the former owners of Calence on April 1, 2010.

During 2010, we periodically assessed whether any indicators of impairment existed which would require us to perform an interim impairment review. As of each interim period end during the year, we concluded that a triggering event had not occurred that would more likely than not reduce the fair value of our North America reporting unit (the only reporting unit with a goodwill balance at any period end) below its carrying value. We performed our annual test of goodwill for impairment during the fourth quarter of 2010. The results of the first step of the two-step goodwill impairment test indicated that the fair value of our North America reporting unit was in excess of the carrying value, and thus we did not perform step two of the impairment test.

(4) Intangible Assets

Intangible assets acquired in the acquisition of MINX, Calence and Software Spectrum consist of the following (in thousands):

	December 31,	
	2010	2009
Customer relationships	$ 110,743	$ 112,295
Backlog	7,393	7,405
Acquired technology related assets	1,700	1,700
Non-compete agreements	-	270
	119,836	121,670
Accumulated amortization	(50,755)	(39,187)
Intangible assets, net	$ 69,081	$ 82,483

During 2010, we periodically assessed whether any indicators of impairment existed related to our intangible assets. As a result of the Company's largest software partner informing resellers that it intends to change certain elements of its channel incentive programs effective in late 2011 that could adversely affect the Company's results of operations, primarily beginning in 2012, we assessed the recoverability of our Software Spectrum acquired customer relationships intangible asset by comparing the projected undiscounted net cash flows associated with the related asset over its remaining life against its carrying amount. We concluded that the estimated fair value of our Software Spectrum acquired customer relationships intangible asset exceeded its carrying amount, and no impairment was indicated.

Amortization expense recognized for the years ended December 31, 2010, 2009 and 2008 was $11,958,000, $12,429,000 and $13,868,000, respectively. The non-compete agreements were fully amortized in June 2010. Future amortization expense is estimated as follows (in thousands):

Years Ending December 31,	Amortization Expense
2011	$ 12,080
2012	11,863
2013	10,900
2014	10,900
2015	10,900
Thereafter	12,438
Total amortization expense	$ 69,081

(5) Accrued Expenses and Other Current Liabilities

Included in accrued expenses and other current liabilities as of December 31, 2010 and 2009 is $30,703,000 and $62,289,000, respectively, of trade credit liabilities.

Included in accrued expenses and other current liabilities as of December 31, 2010 and 2009 is an accrual for $74,223,000 and $62,760,000, respectively, of sales tax, value-added tax and other indirect taxes.

(6) Debt, Capital Lease Obligation and Inventory Financing Facility

Debt

Our long-term debt consists of the following (in thousands):

	December 31,	
	2010	2009
Senior revolving credit facility	$ 90,000	$ 147,000
Accounts receivable securitization financing facility	-	-
Capital lease obligation	2,616	3,224
Total	92,616	150,224
Less: current portion of obligation under capital lease	(997)	(875)
Less: current portion of revolving credit facilities	-	-
Long-term debt	$ 91,619	$ 149,349

On April 1, 2008, we entered into a five-year $300,000,000 senior revolving credit facility. Amounts outstanding under the senior revolving credit facility bear interest, payable quarterly, at a floating rate equal to the prime rate or, at our option, a LIBOR rate plus a pre-determined spread of 0.75% to 1.75%. In addition, we pay a commitment fee on the unused portion of the facility of 0.175% to 0.35%. The weighted average interest rate on amounts outstanding under our senior revolving credit facility, including the commitment fee and origination costs incurred, was 2.1%, 2.6% and 4.8% during the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010, $210,000,000 was available under the senior revolving credit facility. The senior revolving credit facility matures on April 1, 2013.

We have a $150,000,000 accounts receivable securitization financing facility (the "ABS facility") pursuant to which we can sell receivables periodically to a special purpose accounts receivable and financing entity (the "SPE"), which is exclusively engaged in purchasing receivables from us. The SPE is a wholly-owned, bankruptcy-remote entity that we have included in our consolidated financial statements. The SPE funds its purchases by selling undivided interests in eligible trade accounts receivable to a multi-seller conduit administered by an independent financial institution. The SPE's assets are available first and foremost to satisfy the claims of the creditors of the conduit. We maintain effective control over the receivables that are sold. Accordingly, the receivables remain recorded on our consolidated balance sheets. At December 31, 2010 and 2009, the SPE owned $616,339,000 and $525,178,000, respectively, of receivables recorded at fair value and included in our consolidated balance sheets. On July 1, 2010, we entered into an amendment to the ABS facility, which amends certain provisions of the ABS facility to improve availability in the Borrowing Base, as defined in the ABS facility, but did not change the $150,000,000 maximum borrowing capacity. Specifically, the amendment (i) excludes from the Borrowing Base receivables of a specified obligor that had a negative impact on availability under the facility, (ii) creates a basket to allow up to 10% of gross receivables with terms between 60 and 90 days to be eligible for borrowing, and (iii) increases to 35% from 25% the threshold above which the total amount of a particular obligor's receivables are treated as ineligible if the percentage of such obligor's receivables that are more than 60 days past due exceeds such threshold. In addition, the amendment extends the maturity date of the ABS facility, which was to have expired on July 23, 2010, to April 1, 2013, and decreases the variable interest rate by approximately 80 basis points for funds provided under the ABS facility, calculated as the specified Pooled Commercial Paper Rate, as defined in the ABS facility, plus a fixed 1.45% margin (the "CP Margin"). However, beginning on July 1, 2012 (the "Reset Date"), the CP Margin may increase (but in no event exceed 1.50%) based on percentage changes in high yield spreads comparing average index rates for the calendar month prior to the Reset Date against average index rates for the corresponding calendar month in the previous year. Finally, the amendment provides that, under certain circumstances, the Company may be required to obtain a public rating of the ABS facility from one or more credit rating agencies of at least "A" or its equivalent. Failure by the Company to obtain such rating would result in an Amortization Event under the ABS facility. While the ABS facility has a stated maximum amount, the Company's ability to borrow up to the full $150,000,000 under the ABS facility is based on formulae relating to the amount and quality of the Company's accounts receivable in the United States. Total availability under our ABS facility at December 31, 2010 was $150,000,000.

No amounts are outstanding under the ABS facility at December 31, 2010 or 2009. Interest is payable monthly, and the interest rate which would have been applicable at December 31, 2010 had there been outstanding balances was 1.8% per annum. In addition, we pay a commitment fee on the unused portion of the facility of 0.75%, which was reduced from 1.15% as part of the July 1, 2010 amendment. During the year ended December 31, 2010, due to availability under our other debt and financing facilities, weighted average borrowings under our ABS facility decreased to $1,671,000. Interest expense associated with the ABS facility was $2,139,000 in 2010, including the commitment fee and amortization to interest expense of deferred financing fees capitalized in conjunction with amendments to the ABS facility. During the years ended December 31, 2009 and 2008, our weighted average interest rate per annum and weighted average borrowings under the facility were 8.5% and $27,449,000 and 4.30% and $128,420,000, respectively.

Capital Lease Obligation

In July 2009, we entered into a four-year lease for certain IT equipment. We amended this lease in November 2009 and again in July 2010 to include additional IT equipment to be used in the same manner as the initial lease. The July 2010 amendment added $319,000 to the value of the equipment held under the capitalized lease. These obligations under the capitalized lease are included in long-term debt in our consolidated balance sheets as of December 31, 2010 and 2009. The current and long-term portions of the obligation are included in the table above. The capital lease was a non-cash transaction and, accordingly, is not reflected in our consolidated statements of cash flows for the years ended December 31, 2010 or 2009.

The value of the equipment held under the capitalized lease, $3,867,000, is included in property and equipment. These capital lease assets are amortized on a straight-line basis over the lease term. The related amortization expense is included in selling and administrative expenses in our consolidated statements of operations for the years ended December 31, 2010 and 2009. As of December 31, 2010 and 2009, accumulated amortization on the capital lease assets was $1,283,000 and $333,000, respectively.

Future minimum payments under the capitalized lease consist of the following as of December 31, 2010 (in thousands):

Years Ending December 31,	
2011	$ 1,039
2012	1,039
2013	606
Total minimum lease payments	2,684
Less amount representing interest	(68)
Present value of minimum lease payments	$ 2,616

Inventory Financing Facility

On April 26, 2010, we entered into an amendment to our inventory financing facility to increase the aggregate availability for vendor purchases under the facility from $90,000,000 to $100,000,000. On August 12, 2010, we entered into a second amendment to the facility to further increase the aggregate availability for vendor purchases under the facility from $100,000,000 to $150,000,000. The facility matures on April 1, 2013 but may be cancelled with 90 days notice. Additionally, the facility may be renewed under certain circumstances described in the agreement for successive twelve month periods. Interest does not accrue on accounts payable under this facility provided the accounts payable are paid within stated vendor terms (ranging from 30 to 60 days). We impute interest on the average daily balance outstanding during these stated vendor terms based on our blended incremental borrowing rate during the period under our senior revolving credit facility and our ABS facility. Imputed interest of $2,112,000 and $1,798,000 was recorded in 2010 and 2009, respectively. If balances are not paid within stated vendor terms, they will accrue interest at prime plus 1.25%. The facility is guaranteed by the Company and each of its material domestic subsidiaries and is secured by a lien on substantially all of the Company's domestic assets that is of equal priority to the liens securing borrowings under our senior revolving credit facility. As of December 31, 2010 and 2009, $135,112,000 and $94,282,000, respectively, was included in accounts payable related to this facility. Although the $90,000,000 maximum was exceeded as of December 31, 2009, it was non-interest bearing, was paid down below the $90,000,000 maximum on January 4, 2010 and had no effect on our debt covenant compliance.

Covenants

Our financing facilities contain various covenants customary for transactions of this type, including the requirement that we comply with maximum leverage, minimum fixed charge and minimum asset coverage ratio requirements and meet weekly, monthly, quarterly and annual reporting requirements. If we fail to comply with these covenants, the lenders would be able to demand payment within a specified period of time. At December 31, 2010, we were in compliance with all such covenants.

Our consolidated debt balance that can be outstanding at the end of any fiscal quarter under our senior revolving credit facility and our ABS facility is limited by certain financial covenants, particularly a maximum leverage ratio. The maximum leverage ratio is calculated as aggregate debt outstanding divided by the sum of the Company's trailing twelve month net earnings (loss) plus (i) interest expense, less non-cash imputed interest on our inventory financing facility, (ii) income tax expense (benefit), (iii) depreciation and amortization and (iv) non-cash stock-based compensation (referred to herein as "adjusted earnings"). The maximum leverage ratio permitted under the agreements was 2.50 times as of December 31, 2010. A significant drop in adjusted earnings would limit the amount of indebtedness that could be outstanding at the end of any fiscal quarter, to a level that would be below the Company's consolidated maximum debt capacity. As a result of this limitation, of the $450,000,000 of aggregate maximum debt capacity available under our senior revolving credit facility and our ABS facility, the Company's debt balance that could have been outstanding as of December 31, 2010 was limited to $414,138,000 based on 2.50 times the Company's trailing twelve-month adjusted earnings.

(7) Market Risk Management

Interest Rate Risk

We have interest rate exposure arising from our financing facilities, which have variable interest rates. These variable interest rates are affected by changes in short-term interest rates. We currently do not hedge our interest rate exposure.

We do not believe that the effect of reasonably possible near-term changes in interest rates will be material to our financial position, results of operations and cash flows. Our financing facilities expose net earnings to changes in short-term interest rates since interest rates on the underlying obligations are variable. We had $90,000,000 outstanding under our senior revolving credit facility and no amounts outstanding under our ABS facility at December 31, 2010. The interest rates attributable to the borrowings under our senior revolving credit facility and the ABS facility were 1.3% and 1.8%, respectively, per annum at December 31, 2010. The change in annual net earnings from continuing operations, pretax, resulting from a hypothetical 10% increase or decrease in the highest applicable interest rate would approximate $158,000.

Foreign Currency Exchange Risk

We use the U.S. dollar as our reporting currency. The functional currencies of our significant foreign subsidiaries are generally the local currencies. Accordingly, assets and liabilities of the subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet dates. Income and expense items are translated at the average exchange rate for each month within the year. Translation adjustments are recorded in other comprehensive income as a separate component of stockholders' equity. Net foreign currency transaction gains/losses, including transaction gains/losses on intercompany balances that are not of a long-term investment nature, are reported as a separate component of non-operating (income) expense, net in our consolidated statements of operations. We also maintain cash accounts denominated in currencies other than the functional currency which expose us to foreign exchange rate movements. Remeasurement of these cash balances results in gains/losses that are also reported as a separate component of non-operating (income) expense.

We monitor our foreign currency exposure and have begun to enter, selectively, into forward exchange contracts to mitigate risk associated with certain non-functional currency monetary assets and liabilities related to foreign denominated payables, receivables, and cash balances. Transaction gains and losses resulting from non-functional currency assets and liabilities are offset by forward contracts in non-operating (income) and expense, net. The Company does not have a significant concentration of credit risk with any single counterparty.

The Company generally enters into forward contracts with maturities of three months or less. The derivatives entered into during 2010 were not designated as hedges. The following derivative contracts were entered into during the year ended December 31, 2010, and remained open and outstanding at December 31, 2010. All U.S. dollar and foreign currency amounts (British Pounds and Canadian Dollars) are presented in thousands.

	Buy	Buy
Foreign Currency	GBP	CAD
Foreign Amount	6,424	10,000
Exchange Rate	1.5566	1.0029
USD Equivalent	$10,000	$9,971
Maturity Date	January 7, 2011	January 6, 2011

The Company does not enter into derivative contracts for speculative or trading purposes. The fair value of all forward contracts at December 31, 2010 was a net liability of $63,000.

(8) Leases

We have several non-cancelable operating leases with third parties, primarily for administrative and distribution center space and computer equipment. Our facilities leases generally provide for periodic rent increases and many contain escalation clauses and renewal options. We recognize rent expense on a straight-line basis over the lease term. Rental expense for these third-party operating leases was $15,643,000, $15,561,000 and $16,132,000 for the years ended December 31, 2010, 2009 and 2008, respectively, and is included in selling and administrative expenses in our consolidated statements of operations.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2010 are as follows (in thousands):

Years Ending December 31,		
2011	$	13,186
2012		9,690
2013		8,366
2014		7,258
2015		5,845
Thereafter		7,437
Total minimum lease payments	$	51,782

(9) Severance, Restructuring and Acquisition Integration Activities

Severance Costs Expensed in 2010

During the year ended December 31, 2010, North America and EMEA recorded severance expense totaling $2,003,000 and $1,476,000, respectively, relating to 2010 restructuring actions. The North America charge was part of the roll-out of our new sales engagement model and plans to add new leadership in key areas, and the EMEA charge was associated with the severance for the elimination of certain positions based on a re-alignment of roles and responsibilities. The following table details the 2010 activity and the outstanding obligation related to the 2010 severance actions as of December 31, 2010 (in thousands):

	North America	EMEA	Consolidated
Severance costs	$ 2,003	$ 1,476	$ 3,479
Foreign currency translation adjustments	-	19	19
Cash payments	(837)	(920)	(1,757)
Balance at December 31, 2010	$ 1,166	$ 575	$ 1,741

All remaining outstanding obligations are expected to be paid during 2011 and are therefore included in accrued expenses and other current liabilities.

Severance Costs Expensed in 2009

During the year ended December 31, 2009, North America, EMEA and APAC recorded severance expense totaling $10,515,000, $3,784,000 and $302,000, respectively, related to the departure of our former President and Chief Executive Officer from the Company and ongoing restructuring efforts to reduce operating expenses. The following table details the changes in these liabilities during the year ended December 31, 2010 (in thousands):

	North America	EMEA	Consolidated
Balance at December 31, 2009	$ 38	$ 1,904	$ 1,942
Foreign currency translation adjustments	-	(166)	(166)
Adjustments	-	(453)	(453)
Cash payments	(38)	(867)	(905)
Balance at December 31, 2010	$ -	$ 418	$ 418

In EMEA, adjustments totaling $453,000 were recorded as a reduction to severance and restructuring expense during the year ended December 31, 2010 and a reduction of the related severance accrual due to changes in estimates as cash payments were made. All remaining outstanding obligations are expected to be paid during 2011 and are therefore included in accrued expenses and other current liabilities.

Severance Costs Expensed for 2008 Resource Actions

During the year ended December 31, 2008, North America, EMEA and APAC recorded severance expense totaling $4,633,000, $3,923,000 and $39,000, respectively, related to ongoing restructuring efforts to reduce operating expenses related to support and management functions as well as certain sales functions. As of December 31, 2009, all severance costs recorded by APAC in connection with the 2008 resource actions had been paid. During the first quarter of 2010, final cash payments totaling $19,000 were made on the remaining accrued severance costs in North America and an adjustment of $70,000 was recorded as a reduction to severance and restructuring expense and the related severance accrual in EMEA due to changes in estimates. As of December 31, 2010, there were no outstanding severance obligations associated with the 2008 resource actions.

Acquisition-Related Costs Capitalized in 2006 as a Cost of Acquisition of Software Spectrum

In 2006, we recorded $9,738,000 of employee termination benefits and $1,676,000 of facility based costs in connection with the integration of Software Spectrum. These costs were recognized as a liability assumed in the purchase business combination and included in the allocation of the cost to acquire Software Spectrum.

The employee termination benefits relate to severance payments for Software Spectrum teammates in North America and EMEA who have been or will be terminated in connection with integration plans. The facilities based costs relate to future lease payments or lease termination costs associated with vacating certain Software Spectrum facilities in EMEA.

The following table details the changes in these liabilities during the year ended December 31, 2010 (in thousands):

	EMEA
Balance at December 31, 2009	$ 1,358
Foreign currency translation adjustments	(79)
Adjustments	(105)
Cash payments	(479)
Balance at December 31, 2010	$ 695

All remaining outstanding obligations are expected to be paid during 2011 and are therefore included in accrued expenses and other current liabilities. In 2010 an adjustment of $105,000 was recorded as a reduction of selling and administrative expenses and the related severance accrual due to changes in estimates of the costs of the integration plan.

Restructuring Costs Expensed in 2005

During the year ended December 31, 2005, Insight UK moved into a new facility and recorded facilities-based restructuring costs of $7,458,000. The related leases expired in October 2009, and the remaining balance in the accrual as of January 1, 2010 of $77,000 (related to certain service charges) was settled during the year ended December 31, 2010, leaving no accrual remaining as of December 31, 2010.

(10) Income Taxes

The following table presents the U.S. and foreign components of earnings (loss) from continuing operations before income taxes and the related income tax expense (benefit) (in thousands):

Earnings (loss) from continuing operations before income taxes:

	Years Ended December 31,		
	2010	2009	2008
U.S.	$ 71,271	$ 14,644	$ (282,554)
Foreign	43,903	27,099	(43,520)
	$ 115,174	$ 41,743	$ (326,074)

Income tax expense (benefit) from continuing operations:

	Years Ended December 31,		
	2010	2009	2008
Current:			
U.S. Federal	$ 8,850	$ (4,804)	$ 5,379
U.S. State and local	1,251	(237)	360
Foreign	11,531	8,876	14,674
	21,632	3,835	20,413
Deferred:			
U.S. Federal	15,466	6,293	(97,126)
U.S. State and local	1,205	920	(10,254)
Foreign	1,386	(78)	620
	18,057	7,135	(106,760)
	$ 39,689	$ 10,970	$ (86,347)

Income tax expense relating to a discontinued operation was $1,659,000 for the year ended December 31, 2009.

INSIGHT ENTERPRISES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following schedule reconciles the differences between the U.S. federal income taxes at the U.S. statutory rate to our income tax expense (benefit) (dollars in thousands):

	Years Ended December 31,		
	2010	2009	2008
Expected expense (benefit) at U.S. Statutory rate of 35%	$ 40,311	$ 14,610	$ (114,126)
Change resulting from:			
State income tax expense (benefit), net of federal income tax benefit	2,386	960	(9,227)
Audits and adjustments, net	(173)	(267)	2,641
Change in valuation allowance	(392)	386	8,707
Foreign income taxed at different rates	(2,453)	(230)	460
Non-deductible goodwill impairment charges	-	-	25,785
Recapitalization of foreign subsidiary	(1,611)	(2,141)	-
True-up of foreign deferred tax assets	-	(1,224)	-
Non-deductible compensation	737	(302)	751
Other, net	884	(822)	(1,338)
Income tax expense (benefit)	$ 39,689	$ 10,970	$ (86,347)
Effective tax rate	34.5%	26.3%	26.5%

The total income tax expense in 2010 includes a net U.S. benefit of $1,611,000 related to the recapitalization of one of our foreign operations. The total income tax expense in 2009 includes the recognition of certain tax benefits, including a net U.S. tax benefit of $2,141,000 related to the recapitalization of one of our foreign operations, $1,544,000 related primarily to the true-up of foreign tax credits resulting from the filing of our 2008 U.S. federal tax return and the recognition of certain tax benefits resulting from the settlement of audits and a $1,224,000 tax benefit related to the true-up of certain foreign tax deferred items.

For foreign entities not treated as branches for U.S. tax purposes, we do not provide for U.S. income taxes on the undistributed earnings of these subsidiaries as these earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely outside of the U.S. The undistributed earnings of foreign subsidiaries that are deemed to be indefinitely invested outside of the U.S. were approximately $28,600,000 at December 31, 2010. It is not practicable to determine the unrecognized deferred tax liability on those earnings.

The significant components of deferred tax assets and liabilities are as follows (in thousands):

	December 31,	
	2010	2009
Deferred tax assets:		
Trade credits	$ 5,555	$ 17,854
Net operating loss carryforwards	11,704	13,347
Miscellaneous accruals	10,985	12,551
Stock-based compensation	2,864	3,212
Allowance for doubtful accounts and returns	5,965	7,352
Foreign tax credit carryforwards	9,116	10,182
Accrued vacation and other payroll liabilities	1,628	1,098
Write-downs of inventories	1,993	1,743
Depreciation allowance carryforwards	770	1,336
Amortization of goodwill and other intangibles	78,249	84,032
Gross deferred tax assets	128,829	152,707
Valuation allowance	(20,764)	(21,943)
Total deferred tax assets	108,065	130,764
Deferred tax liabilities:		
Depreciation and amortization	(14,137)	(17,380)
Prepaid expenses	(522)	(538)
Other, net	(1,338)	(1,661)
Total deferred tax liabilities	(15,997)	(19,579)
Net deferred tax assets	$ 92,068	$ 111,185

The net current and non-current portions of deferred tax assets and liabilities are as follows (in thousands):

	December 31,	
	2010	2009
Net current deferred tax asset	$ 23,283	$ 35,750
Net non-current deferred tax asset	68,785	75,435
Net deferred tax asset	$ 92,068	$ 111,185

As of December 31, 2010, we have U.S. state net operating loss carryforwards ("NOLs") of $1,586,000 that will expire between 2011 and 2030. We also have NOLs from various non-U.S. jurisdictions of $42,761,000. While the majority of the non-U.S. NOLs has no expiration date, $290,000 will fully expire in 2019.

On the basis of currently available information, we have provided valuation allowances for certain of our deferred tax assets where we believe it is more likely than not that the related tax benefits will not be realized. At December 31, 2010 and 2009, our valuation allowances totaled $20,764,000 and $21,943,000, respectively, representing certain U.S. state NOLs, non-U.S. NOLs, foreign depreciation allowances and foreign tax credits. In the future, if we determine that additional realization of all or part of these deferred tax assets is more likely than not, then the reversal of all or part of the related valuation allowance will reduce income tax expense. Changes that occur after acquisition date in deferred tax asset valuation allowances and income tax uncertainties resulting from a business combination will generally affect income tax expense.

We believe it is more likely than not that forecasted income, including income that may be generated as a result of prudent and feasible tax planning strategies, together with the tax effects of deferred tax liabilities, will be sufficient to fully recover our remaining deferred tax assets. In the future, if we determine that realization of the remaining deferred tax asset and the availability of certain previously paid taxes to be refunded are not more likely than not, we will need to increase our valuation allowance and record additional income tax expense.

The following table summarizes the change in the valuation allowance (in thousands):

	December 31,	
	2010	2009
Valuation allowance at beginning of year	$ 21,943	$ 21,888
Decreases in income tax expense	(392)	(501)
Foreign currency translation adjustments	(787)	556
Valuation allowance at end of year	$ 20,764	$ 21,943

A net tax shortfall of $317,000, $6,712,000 and $2,737,000, respectively, related to the exercise of employee stock options and other employee stock programs was applied to stockholders' equity during the years ended December 31, 2010, 2009 and 2008.

Various taxing jurisdictions are examining our tax returns for certain tax years. Although the outcome of tax audits cannot be predicted with certainty, management believes the ultimate resolution of these examinations will not result in a material adverse effect to our financial position or results of operations.

As of December 31, 2010 and 2009, we had approximately $6,013,000 and $5,923,000, respectively, of unrecognized tax benefits. Of these amounts, approximately $425,000 and $330,000, respectively, relate to accrued interest. A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest, is as follows (in thousands):

Balance at December 31, 2009	$ 5,593
Additions for tax positions in prior periods	327
Additions for tax positions in current period	815
Subtractions due to foreign currency translation	(139)
Subtractions due to audit settlements	(1,008)
Balance at December 31, 2010	$ 5,588

Our policy is to classify interest and penalties relating to uncertain tax positions as a component of income tax expense (benefit) in our consolidated statements of operations.

As of December 31, 2010, if recognized, $5,431,000 of the total liability associated with uncertain tax positions of $6,013,000 would affect our effective tax rate. The remaining $582,000 balance arose from business combinations that, if recognized, ultimately would be recorded as an adjustment to an indemnification receivable with no effect on our effective tax rate. We do not believe there will be any changes over the next twelve months that would have a material effect on our effective tax rate.

Several of our subsidiaries are currently under audit for tax years 2002 through 2009. It is reasonably possible that the examination phase of these audits may conclude in the next 12 months and that the related unrecognized tax benefits for uncertain tax positions may change, potentially having a material effect on our effective tax rate. However, based on the status of the various examinations in multiple jurisdictions, an estimate of the range of reasonably possible outcomes cannot be made at this time.

We, including our subsidiaries, file income tax returns in the U.S. federal jurisdiction, and many state and local and non-U.S. jurisdictions. In the U.S., federal income tax returns for 2006 through 2009 remain open to examination. For U.S. state and local as well as non-U.S. jurisdictions, the statute of limitations generally varies between three and ten years.

(11) Stock-Based Compensation

We recorded the following pre-tax amounts in selling and administrative expenses for stock-based compensation, by operating segment, in our consolidated financial statements (in thousands):

	Years Ended December 31,		
	2010	2009	2008
North America	$ 5,264	$ 5,466	$ 5,794
EMEA	1,512	2,137	1,985
APAC	181	161	206
Total Continuing Operations	$ 6,957	$ 7,764	$ 7,985

Company Plans

On October 1, 2007, Insight's Board of Directors approved the 2007 Omnibus Plan (the "2007 Plan"), and the 2007 Plan became effective when it was approved by Insight's stockholders at the annual meeting on November 12, 2007. On August 12, 2008, the 2007 Plan was amended to clarify certain provisions relating to forfeiture restrictions and grants of discretionary awards to non-employee directors. The 2007 Plan is administered by the Compensation Committee of Insight's Board of Directors, and, except as provided below, the Compensation Committee has the exclusive authority to administer the 2007 Plan, including the power to determine eligibility, the types of awards to be granted, the price and the timing of awards. Under the 2007 Plan, the Compensation Committee may delegate some of its authority to our Chief Executive Officer to grant awards to individuals other than individuals who are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended. Teammates, officers and members of the Board of Directors are eligible for awards under the 2007 Plan, and consultants and independent contractors are also eligible if they provide bona fide services that are not related to capital raising or promoting or maintaining a market for the Company's stock. The 2007 Plan allows for awards of options, stock appreciation rights, restricted stock, RSUs, performance awards as well as grants of cash awards. A total of 4,250,000 shares of stock are reserved for awards issued under the 2007 Plan. As of December 31, 2010, 2,038,815 shares of stock were available for grant under the 2007 Plan.

In 1997, we established the 1998 Long-Term Incentive Plan (the "1998 LTIP") for our officers, teammates, directors, consultants and independent contractors. The 1998 LTIP, as amended, authorized grants of incentive stock options, non-qualified stock options, stock appreciation rights, performance shares, restricted common stock and performance-based awards. In 1998 and 1999, we also established the 1998 Employee Restricted Stock Plan for our teammates, the 1998 Officer Restricted Stock Plan for our officers and the 1999 Broad Based Employee Stock Option Plan for our teammates. Although certain vested and unexercised grants made under these plans remain outstanding as of December 31, 2010, since stockholder approval of the 2007 Plan in November 2007, as discussed above, there have been, and will be, no further grants under these plans.

INSIGHT ENTERPRISES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Accounting for Stock Options

For the years ended December 31, 2010, 2009 and 2008, we recorded in continuing operations stock-based compensation expense related to stock options, net of forfeitures, of $354,000, $368,000 and $524,000, respectively. As of December 31, 2010, all stock options had vested and total compensation cost related to all previously granted stock options had been recognized. We had no grants of stock options during the years ended December 31, 2010, 2009 and 2008.

The following table summarizes our stock option activity during the year ended December 31, 2010:

	Number Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value (in-the-money options)	Weighted Average Remaining Contractual Life (in years)
Outstanding at the beginning of year	589,424	$ 18.82		
Granted	-	-		
Exercised	(3,500)	14.00	$ 4,676	
Forfeited or expired	(342,472)	19.47		
Outstanding at the end of year	243,452	17.99	$ -	1.66
Exercisable at the end of year	243,452	17.99	$ -	1.66
Vested and expected to vest	243,452	17.99	$ -	1.66

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on our closing stock price of $13.16 as of December 31, 2010, which would have been received by the option holders had all option holders exercised options and sold the underlying shares on that date. Options exercisable as of December 31, 2010, 2009 and 2008 had no aggregate intrinsic value because there were no in-the-money options.

The following table summarizes the status of outstanding stock options as of December 31, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price Per Share	Number of Options Exercisable	Weighted Average Exercise Price Per Share
$14.00 - 16.82	18,455	0.22	$ 15.59	18,455	$ 15.59
17.77	200,000	1.96	$ 17.77	200,000	$ 17.77
18.36 - 27.88	24,997	0.31	$ 21.50	24,997	$ 21.50
	243,452	1.66	$ 17.99	243,452	$ 17.99

Accounting for Restricted Stock

We have issued shares of restricted common stock and RSUs as incentives to certain officers and teammates. We recognize compensation expense associated with the issuance of such shares and RSUs over the vesting period for each respective share and RSU. No shares of restricted common stock have been issued since 2005, and all previously issued shares fully vested in 2008. Compensation expense related to service-based RSUs is recognized on a straight-line basis over the requisite service period for the entire award. Compensation expense related to performance-based RSUs is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards (i.e., a graded vesting basis). The total compensation expense associated with restricted stock represents the value based upon the number of shares or RSUs awarded multiplied by the closing price of our common stock on the date of grant. Recipients of shares of restricted common stock are entitled to receive any dividends declared on our common stock and have voting rights, regardless of whether such shares have vested. Recipients of RSUs do not have voting or dividend rights until the vesting conditions are satisfied and shares are released.

Starting in 2006, we elected to primarily issue service-based and performance-based RSUs instead of stock options and shares of restricted common stock. The number of RSUs ultimately awarded under the performance-based RSUs varies based on whether we achieve certain financial results. We record compensation expense each period based on the market price of our common stock on the grant date and our estimate of the most probable number of RSUs that will be issued under the grants of performance-based RSUs. Additionally, the compensation expense is adjusted for our estimate of forfeitures.

For the years ended December 31, 2010, 2009 and 2008, we recorded in continuing operations stock-based compensation expense, net of estimated forfeitures, related to shares of restricted common stock and RSUs of $6,603,000, $7,396,000 and $7,461,000, respectively. As of December 31, 2010, total compensation cost related to nonvested RSUs not yet recognized is $10,022,000, which is expected to be recognized over the next 1.17 years on a weighted-average basis.

On January 23, 2008, the Compensation Committee of our Board of Directors approved a special long-term incentive award for the former Chief Executive Officer, the former President of our North America/APAC operating segments and the President of our EMEA operating segment. The plan provided for the award of RSUs that were to be issued based upon achievement of specific stock price hurdles within specific timeframes over a three-year period from 2009 – 2011. For the year ended December 31, 2008, we recorded stock-based compensation expense related to these RSUs of $961,000, which is included in the 2008 stock-based compensation expense amount discussed above. However, due to the economic climate and the decrease in Insight's stock price, on February 19, 2009, the three executives agreed to forfeit the awards, resulting in the termination of the awards. Accordingly, no shares were, or will be, issued under these awards. A non-cash charge of $5,478,000 as a result of the cancellation of these awards is included in selling and administrative expenses in the consolidated statement of operations for the year ended December 31, 2009.

The following table summarizes our RSU activity, during the year ended December 31, 2010:

	Number	Weighted Average Grant Date Fair Value	Fair Value
Nonvested at the beginning of year	1,126,797	$ 5.95	
Granted	1,087,342	$ 13.20	
Vested, including shares withheld to cover taxes	(471,936)	$ 8.44	$ 6,339,196[(a)]
Forfeited	(142,827)	$ 7.66	
Nonvested at the end of year	1,599,376	$ 9.99	$ 21,047,788[(b)]
Expected to vest	1,507,627		$ 19,840,371[(b)]

(a) The fair value of vested RSUs represents the total pre-tax fair value, based on the closing stock price on the day of vesting, which would have been received by holders of RSUs had all such holders sold their underlying shares on that date. The aggregate intrinsic value for vested shares of restricted common stock and RSUs during 2009 and 2008 was $2,785,111 and $7,733,859, respectively.

(b) The aggregate fair value of the nonvested RSUs and the RSUs expected to vest represents the total pre-tax fair value, based on our closing stock price of $13.16 as of December 31, 2010, which would have been received by holders of RSUs had all such holders sold their underlying shares on that date.

During the years ended December 31, 2010, 2009 and 2008, the shares of restricted common stock and RSUs that vested for teammates in the United States were net-share settled such that we withheld shares with value equivalent to the teammates' minimum statutory United States tax obligation for the applicable income and other employment taxes and remitted the equivalent cash amount to the appropriate taxing authorities. The total shares withheld during the years ended December 31, 2010, 2009 and 2008 of 106,876, 126,986 and 120,492, respectively, were based on the value of the shares of restricted common stock or RSUs on their vesting dates as determined by our closing stock price on such dates. For the years ended December 31, 2010, 2009 and 2008, total payments for the employees' tax obligations to the taxing authorities were $1,429,000, $691,000 and $2,120,000, respectively, and are reflected as a financing activity within the consolidated statements of cash flows. These net-share settlements had the effect of repurchases of our common stock as they reduced the number of shares that would have otherwise been issued as a result of the vesting and did not represent an expense to us.

Change in Accounting Estimate

In the fourth quarter of 2009, we recorded a reduction of stock-based compensation expense of $1,060,000 as a result of a change in our estimate of future forfeitures.

(12) Derivative Financial Instruments

We use derivatives to partially offset our exposure to fluctuations in certain foreign currencies. We do not enter into derivatives for speculative or trading purposes. Derivatives are recorded at fair value on the balance sheet and gains or losses resulting from changes in fair value of the derivative are recorded currently in income. The Company does not designate its hedges for hedge accounting.

We use foreign exchange forward contracts to hedge certain non-functional currency assets and liabilities from changes in exchange rate movements. Our non-functional currency assets and liabilities are primarily related to foreign currency denominated payables, receivables, and cash balances. The foreign currency forward contracts, carried at fair value, typically have a maturity of one month or less. We currently enter into approximately three foreign exchange forward contracts per month with an average notional value of $8,793,000 and an average maturity of approximately one week.

The counterparties associated with our foreign exchange forward contracts are large credit worthy commercial banks. The derivatives transacted with these institutions are short in duration and therefore we do not consider counterparty concentration and non-performance to be material risks.

The following table summarizes our derivative financial instruments as of December 31, 2010 and 2009 (in thousands):

		December 31, 2010		December 31, 2009	
	Balance Sheet Location	Asset Derivatives Fair Value	Liability Derivatives Fair Value	Asset Derivatives Fair Value	Liability Derivatives Fair Value
Derivatives not designated as hedging instruments:					
Foreign exchange forward contracts	Other current assets	$ 28	$ -	$ 105	$ -
Foreign exchange forward contracts	Accrued expenses and other current liabilities	-	91	-	65
Total derivatives not designated as hedging instruments		$ 28	$ 91	$ 105	$ 65

The following table summarizes the effect of our derivative financial instruments on our results of operations during the years ended December 31, 2010 and 2009 (in thousands):

Derivatives Not Designated as Hedging Instruments	Location of (Gain) Loss Recognized in Earnings on Derivatives	Amount of (Gain) Loss Recognized in Earnings on Derivatives	
		Year Ended December 31,	
		2010	2009
Foreign exchange forward contracts	Net foreign currency exchange (gain) loss	$ (1,046)	$ 2,702
Total		$ (1,046)	$ 2,702

(13) Fair Value Measurements

The following table summarizes the valuation of our financial instruments by the following three categories as of December 31, 2010 and 2009 (in thousands):

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

Balance Sheet Classification		December 31, 2010		December 31, 2009	
		Foreign Exchange Derivatives	Non-qualified Deferred Compensation Plan Investments	Foreign Exchange Derivatives	Non-qualified Deferred Compensation Plan Investments
Other current assets	Level 1	$ -	$ 1,245	$ -	$ 1,166
	Level 2	28	-	105	-
	Level 3	-	-	-	-
		$ 28	$ 1,245	$ 105	$ 1,166
Accrued expenses and other current liabilities	Level 1	$ -	$ -	$ -	$ -
	Level 2	91	-	65	-
	Level 3	-	-	-	-
		$ 91	$ -	$ 65	$ -

Foreign Exchange Derivative

We have elected to use the income approach to value the foreign exchange derivatives, using observable Level 2 market expectations at the measurement date and standard valuation techniques to convert future amounts to a single present value amount assuming that participants are motivated, but not compelled, to transact. Level 2 inputs for the valuations are limited to quoted prices for similar assets or liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR rates, foreign exchange rates, and foreign exchange forward points). Mid-market pricing is used as a practical expedient for fair value measurements. Fair value measurement of an asset or liability must reflect the nonperformance risk of the entity and the counterparty. Therefore, the impact of the counterparty's creditworthiness when in an asset position and the Company's creditworthiness when in a liability position has also been factored into the fair value measurement of the derivative instruments and did not have a material impact on the fair value of these derivative instruments. Both the counterparty and the Company are expected to continue to perform under the contractual terms of the instruments.

Non-qualified Deferred Compensation Plan Investments

The assets of the non-qualified deferred compensation plan (discussed in Note 14) are set up in a Rabbi Trust. They represent money market funds that are carried at fair value, based on quoted market prices, and are classified within Level 1 of the fair value hierarchy.

As of December 31, 2010, we have no non-financial assets or liabilities that are measured and recorded on a recurring basis and our other financial assets or liabilities generally consist of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities. The estimated fair values of our cash and cash equivalents is determined based on quoted prices in active markets for identical assets. The fair value of the other financial assets and liabilities is based on the value that would be received or paid in an orderly transaction between market participants and approximates the carrying value due to their nature and short duration.

(14) Benefit Plans

We have adopted a defined contribution benefit plan (the "Defined Contribution Plan") which complies with section 401(k) of the Internal Revenue Code. On March 7, 2009, the Company suspended discretionary matching contributions to the Defined Contribution Plan. Prior to March 2009, we made discretionary matching contributions at the rate of 25% of the teammates' pre-tax contributions up to a maximum of 6% of eligible compensation per pay period. Contribution expense under this plan was $0, $380,000 and $2,014,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

In November 2007, we established the Insight Nonqualified Deferred Compensation Plan (the "Deferred Compensation Plan") with an effective date of January 1, 2008. The Deferred Compensation Plan permits a select group of "management or highly compensated employees" as defined by the Employee Retirement Income Security Act of 1974, as amended, to voluntarily defer receipt of compensation and earn a rate of return on their deferred amounts based on their selection from a variety of independently managed funds. All amounts in this plan are employee contributions and all gains or losses on amounts held in the Deferred Compensation Plan are fully allocable to plan participants. We do not provide a guaranteed rate of return on these deferred amounts nor do we make any contributions to the Deferred Compensation Plan. As of December 31, 2010 and 2009, the Deferred Compensation Plan related assets were $1,245,000 and $1,166,000, respectively. Liabilities related to the Deferred Compensation Plan as of December 31, 2010 and 2009 were $846,000 and $862,000, respectively.

(15) Share Repurchase Program

On November 13, 2007, our Board of Directors authorized the repurchase of up to $50,000,000 of our common stock through September 30, 2008. During the year ended December 31, 2008, we purchased 3,493,500 shares of our common stock on the open market at an average price of $14.31 per share, which represented the full amount authorized under the repurchase program. All shares repurchased were retired.

(16) Commitments and Contingencies

Contractual

We have entered into a sponsorship agreement through 2013 with the Valley of the Sun Bowl Foundation, d/b/a Insight Bowl, which is the not-for-profit entity that conducts the Insight Bowl post-season intercollegiate football game. We have committed to pay an aggregate amount of approximately $5,913,000 through 2013 for sponsorship arrangements, ticket purchases and miscellaneous expenses.

We have committed to pay the Arizona Cardinals an aggregate amount of approximately $5,733,000 through February 2014 for advertising and marketing events at the University of Phoenix stadium.

In the ordinary course of business, we issue performance bonds to secure our performance under certain contracts or state tax requirements. As of December 31, 2010, we had approximately $14,285,000 of performance bonds outstanding. These bonds are issued on our behalf by a surety company on an unsecured basis; however, if the surety company is ever required to pay out under the bonds, we have contractually agreed to reimburse the surety company.

Employment Contracts and Severance Plans

We have employment contracts with, and plans covering, certain officers and management teammates under which severance payments would become payable in the event of specified terminations without cause or terminations under certain circumstances after a change in control. In addition, vesting of stock-based compensation would accelerate following a change in control. If severance payments under the current employment agreements or plan payments were to become payable, the severance payments would generally range from three to twenty-four months of salary.

Guaranties

In the ordinary course of business, we may guarantee the indebtedness of our subsidiaries to vendors and clients. We have not recorded specific liabilities for these guaranties in the consolidated financial statements because we have recorded the underlying liabilities associated with the guaranties. In the event we are required to perform under the related contracts, we believe the cost of such performance would not have a material adverse effect on our consolidated financial position or results of operations.

Indemnifications

From time to time, in the ordinary course of business, we enter into contractual arrangements under which we agree to indemnify either our clients or third-party service providers from certain losses incurred relating to services performed on our behalf or for losses arising from defined events, which may include litigation or claims relating to past performance. These arrangements include, but are not limited to, the indemnification of our landlords for certain claims arising from our use of leased facilities and the indemnification of the lenders that provide our credit facilities for certain claims arising from their extension of credit to us. Such indemnification obligations may not be subject to maximum loss clauses.

Management believes that payments, if any, related to these indemnifications are not probable at December 31, 2010. Accordingly, we have not accrued any liabilities related to such indemnifications in our consolidated financial statements.

We have entered into separate indemnification agreements with our executive officers and with each of our directors. These agreements require us, among other requirements, to indemnify such officers and directors against expenses (including attorneys' fees), judgments and settlements paid by such individuals in connection with any action arising out of such individuals' status or service as our executive officers or directors (subject to exceptions such as where the individuals failed to act in good faith or in a manner the individuals reasonably believed to be in or not opposed to the best interests of the Company) and to advance expenses incurred by such individuals with respect to which such individuals may be entitled to indemnification by us. Other than the pending purported class action litigation, the State derivative actions and the Federal derivative action discussed under "Legal Proceedings" below, there are no pending legal proceedings that involve the indemnification of any of the Company's directors or officers.

Legal Proceedings

We are party to various legal proceedings arising in the ordinary course of business, including preference payment claims asserted in client bankruptcy proceedings, claims of alleged infringement of patents, trademarks, copyrights and other intellectual property rights, claims of alleged non-compliance with contract provisions and claims related to alleged violations of laws and regulations.

Beginning in March 2009, three purported class action lawsuits were filed in the U.S. District Court for the District of Arizona against us and certain of our current and former directors and officers on behalf of purchasers of our securities during the period April 22, 2004 to February 6, 2009. The second amended complaint (the only remaining complaint then on file) of the lead plaintiff was dismissed with prejudice in November 2010, and another purported class member plaintiff has appealed the order of dismissal with prejudice to the U.S. Court of Appeals for the Ninth Circuit. In June 2009, three shareholder derivative lawsuits were filed, two in the Superior Court in Maricopa County, Arizona (the "State derivative actions") and one in the U.S. District Court for the District of Arizona (the "Federal derivative action"), by persons identifying themselves as Insight shareholders and purporting to act on behalf of Insight, naming Insight as a nominal defendant and current and former officers and directors as defendants. The Federal derivative action was dismissed with prejudice in July 2010, and the plaintiff in that action has appealed the order of dismissal to the U.S. Court of Appeals for the Ninth Circuit. The two State derivative actions were consolidated into a single action, and in October 2010, the State derivative actions were dismissed with prejudice. The plaintiff in the State derivative actions did not appeal the order of dismissal. We have tendered a claim to our D&O liability insurance carriers, and our carriers have acknowledged their obligations under these policies subject to a reservation of rights. Based on the information available at this time, the Company is not able to estimate the possible loss or range of loss for the purported class action or the Federal derivative action at this time.

In August 2010, in connection with an investigation being conducted by the United States Department of Justice (the "DOJ"), Calence received a subpoena from the Office of the Inspector General of the Federal Communications Commission (the "FCC OIG") requesting documents and information related to the expenditure, by the Universal Service Administration Company, of funds under the E-Rate program. The E-Rate program provides schools and libraries with discounts to obtain affordable telecommunications and internet access and related hardware and software. We are cooperating with the DOJ and FCC OIG and are in the process of responding to the subpoena, and, based on the information available at this time, the Company is not able to estimate the possible loss or range of loss at this time. The Company is pursuing its rights under the Calence acquisition agreements to indemnification for losses that may arise out of or result from this matter, including our fees and expenses for responding to the subpoena.

Aside from the matters discussed above, the Company is not involved in any pending or threatened legal proceedings that it believes could reasonably be expected to have a material adverse effect on its financial condition, results of operations or liquidity.

Contingencies Related to Third-Party Review

From time to time, we are subject to potential claims and assessments from third parties. We are also subject to various governmental, client and vendor audits. We continually assess whether or not such claims have merit and warrant accrual. Where appropriate, we accrue estimates of anticipated liabilities in the consolidated financial statements. Such estimates are subject to change and may affect our results of operations and our cash flows.

(17) Supplemental Financial Information

A summary of additions and deductions related to the allowances for doubtful accounts receivable for the years ended December 31, 2010, 2009 and 2008 follows (in thousands):

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
Allowance for doubtful accounts receivable:				
Year ended December 31, 2010	$ 22,364	$ 1,626	$ (6,450)	$ 17,540
Year ended December 31, 2009	$ 20,156	$ 7,377	$ (5,169)	$ 22,364
Year ended December 31, 2008	$ 22,831	$ 3,452	$ (6,127)	$ 20,156

(18) Segment and Geographic Information

We operate in three reportable geographic operating segments: North America; EMEA; and APAC. Currently, our offerings in North America and the United Kingdom include IT hardware, software and services. Our offerings in the remainder of our EMEA segment and in APAC are almost entirely software and select software-related services. Net sales by product or service type for North America, EMEA and APAC were as follows for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	North America		
	Year Ended December 31,		
Sales Mix	2010	2009	2008
Hardware	$ 2,131,815	$ 1,689,526	$ 2,127,694
Software	1,000,418	916,876	1,049,538
Services	207,929	234,384	185,312
	$ 3,340,162	$ 2,840,786	$ 3,362,544

	EMEA		
	Year Ended December 31,		
Sales Mix	2010	2009	2008
Hardware	$ 427,600	$ 388,264	$ 460,122
Software	863,720	749,301	837,028
Services	19,229	14,184	12,215
	$ 1,310,549	$ 1,151,749	$ 1,309,365

	APAC		
	Year Ended December 31,		
Sales Mix	2010	2009	2008
Hardware	$ 1,002	$ 1,025	$ 338
Software	153,966	141,120	152,586
Services	4,251	2,225	656
	$ 159,219	$ 144,370	$ 153,580

The method for determining what information regarding operating segments, products and services, geographic areas of operation and major clients to report is based upon the "management approach," or the way that management organizes the operating segments within a company, for which separate financial information is evaluated regularly by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources. Our CODM is our Chief Executive Officer.

All intercompany transactions are eliminated upon consolidation, and there are no differences between the accounting policies used to measure profit and loss for our segments or on a consolidated basis. Net sales are defined as net sales to external clients. None of our clients exceeded ten percent of consolidated net sales for the year ended December 31, 2010.

A portion of our operating segments' selling and administrative expenses arise from shared services and infrastructure that we have historically provided to them in order to realize economies of scale and to use resources efficiently. These expenses, collectively identified as corporate charges, include senior management expenses, internal audit, legal, tax, insurance services, treasury and other corporate infrastructure expenses. Charges are allocated to our operating segments, and the allocations have been determined on a basis that we considered to be a reasonable reflection of the utilization of services provided to or benefits received by the operating segments.

The tables below present information about our reportable operating segments as of and for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	Year Ended December 31, 2010			
	North America	EMEA	APAC	Consolidated
Net sales	$ 3,340,162	$ 1,310,549	$ 159,219	$ 4,809,930
Costs of goods sold	2,898,094	1,134,531	131,208	4,163,833
Gross profit	442,068	176,018	28,011	646,097
Operating expenses:				
Selling and administrative expenses	348,842	149,945	20,278	519,065
Severance and restructuring expenses	2,003	953	-	2,956
Earnings from operations	$ 91,223	$ 25,120	$ 7,733	$ 124,076
Total assets	$ 1,509,928	$ 522,752	$ 99,782	$ 2,132,462*

	Year Ended December 31, 2009			
	North America	EMEA	APAC	Consolidated
Net sales	$ 2,840,786	$ 1,151,749	$ 144,370	$ 4,136,905
Costs of goods sold	2,451,069	992,640	124,582	3,568,291
Gross profit	389,717	159,109	19,788	568,614
Operating expenses:				
Selling and administrative expenses	346,306	140,380	15,416	502,102
Severance and restructuring expenses	10,327	2,979	302	13,608
Earnings from operations	$ 33,084	$ 15,750	$ 4,070	$ 52,904
Total assets	$ 1,358,096	$ 462,095	$ 58,843	$ 1,879,034*

	Year Ended December 31, 2008			
	North America	EMEA	APAC	Consolidated
Net sales	$ 3,362,544	$ 1,309,365	$ 153,580	$ 4,825,489
Costs of goods sold	2,913,358	1,118,692	129,856	4,161,906
Gross profit	449,186	190,673	23,724	663,583
Operating expenses:				
Selling and administrative expenses	391,629	152,617	17,741	561,987
Goodwill impairment	323,422	59,852	13,973	397,247
Severance and restructuring expenses	4,633	3,923	39	8,595
Loss from operations	$ (270,498)	$ (25,719)	$ (8,029)	$ (304,246)
Total assets	$ 1,280,771	$ 447,789	$ 49,422	$ 1,777,982*

* Consolidated total assets do not reflect intercompany eliminations and corporate assets of $329,179,000, $275,713,000 and $170,479,000 at December 31, 2010, 2009 and 2008, respectively.

The following is a summary of our geographic continuing operations' net sales and long-lived assets, consisting of property and equipment, net (in thousands):

	United States	Foreign	Total
2010			
Net sales	$ 3,141,159	$ 1,668,771	$ 4,809,930
Total long-lived assets	$ 108,145	$ 33,254	$ 141,399
2009			
Net sales	$ 2,681,043	$ 1,455,862	$ 4,136,905
Total long-lived assets	$ 117,186	$ 32,917	$ 150,103
2008			
Net sales	$ 3,163,758	$ 1,661,731	$ 4,825,489
Total long-lived assets	$ 131,171	$ 26,163	$ 157,334

Foreign net sales and total long-lived assets summarized above for 2010, 2009 and 2008 include net sales and net property and equipment of $661,966,000 and $19,846,000; $580,386,000 and $21,075,000; and $653,458,000 and $16,425,000, respectively, attributed to the United Kingdom. Net sales by geographic area are presented by attributing net sales to external customers based on the domicile of the selling location.

We recorded the following pre-tax amounts, by operating segment, for depreciation and amortization, in the accompanying consolidated financial statements (in thousands):

	Years Ended December 31,		
	2010	2009	2008
North America	$ 30,678	$ 34,125	$ 33,675
EMEA	6,598	6,420	6,882
APAC	737	618	682
Total	$ 38,013	$ 41,163	$ 41,239

(19) Discontinued Operation

Direct Alliance

During the year ended December 31, 2009, we recorded earnings from a discontinued operation of $4,460,000, $2,801,000 net of tax, as a result of the favorable settlement on July 7, 2009 of an arbitrated claim related to the sale of Direct Alliance, a former subsidiary that was sold on June 30, 2006. The amount recognized was net of payments to holders of 1,997,500 exercised stock options of the former subsidiary and a broker success fee with respect to the settlement totaling $540,000. In December 2009, we received a reimbursement of legal fees associated with the arbitration settlement of $1,414,000. Such amount was recorded as a reduction of selling and administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 2009.

In connection with the sale of Direct Alliance, we entered into a lease agreement with Direct Alliance pursuant to which Direct Alliance leases from us the facilities it used prior to the sale. The company that bought Direct Alliance is the guarantor under the lease. Lease income related to these buildings was $1,682,000, $1,633,000 and $1,594,000 for the years ended December 31, 2010, 2009 and 2008, respectively, and is classified as net sales. Depreciation expense related to the buildings was $748,000, $748,000 and $687,000 for the years ended December 31, 2010, 2009 and 2008, respectively, and is classified as costs of goods sold.

(20) Selected Quarterly Financial Information (unaudited)

The following tables set forth selected unaudited consolidated quarterly financial information for the years ended December 31, 2010 and 2009 (in thousands, except per share data):

	Quarters Ended							
	Dec. 31, 2010	Sept. 30, 2010 (a)	June 30, 2010 (a)	Mar. 31, 2010 (a)	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	Mar. 31, 2009
Net sales	$ 1,339,199	$ 1,169,197	$ 1,266,913	$ 1,034,621	$ 1,178,648	$ 969,935	$ 1,037,162	$ 951,160
Costs of goods sold	1,166,597	1,014,552	1,093,108	889,576	1,023,136	836,449	889,318	819,388
Gross profit	172,602	154,645	173,805	145,045	155,512	133,486	147,844	131,772
Operating expenses:								
Selling and administrative expenses	134,013	129,511	127,830	127,711	127,271	117,623	123,865	133,343
Severance and restructuring expenses	1,269	298	1,318	71	1,137	3,994	2,130	6,347
Earnings (loss) from operations	37,320	24,836	44,657	17,263	27,104	11,869	21,849	(7,918)
Non-operating (income) expense:								
Interest income	(247)	(161)	(179)	(127)	(91)	(45)	(188)	(100)
Interest expense	1,720	1,899	1,691	2,367	4,369	2,333	1,988	2,100
Net foreign currency exchange (gain) loss	(221)	130	404	209	(208)	93	(162)	(51)
Other expense, net	320	348	403	346	425	217	202	279
Earnings (loss) from continuing operations before income taxes	35,748	22,620	42,338	14,468	22,609	9,271	20,009	(10,146)
Income tax expense (benefit)	10,774	8,188	15,424	5,303	5,204	1,999	7,116	(3,349)
Net earnings (loss) from continuing operations	24,974	14,432	26,914	9,165	17,405	7,272	12,893	(6,797)
Net earnings from a discontinued operation	-	-	-	-	-	-	2,801	-
Net earnings (loss)	$ 24,974	$ 14,432	$ 26,914	$ 9,165	$ 17,405	$ 7,272	$ 15,694	$ (6,797)
Net earnings (loss) per share - Basic:								
Net earnings (loss) from continuing operations	$ 0.54	$ 0.31	$ 0.58	$ 0.20	$ 0.38	$ 0.16	$ 0.28	$ (0.15)
Net earnings from a discontinued operation	-	-	-	-	-	-	0.06	-
Net earnings (loss) per share	$ 0.54	$ 0.31	$ 0.58	$ 0.20	$ 0.38	$ 0.16	$ 0.34	$ (0.15)
Net earnings (loss) per share - Diluted:								
Net earnings (loss) from continuing operations	$ 0.53	$ 0.31	$ 0.58	$ 0.20	$ 0.37	$ 0.16	$ 0.28	$ (0.15)
Net earnings from a discontinued operation	-	-	-	-	-	-	0.06	-
Net earnings (loss) per share	$ 0.53	$ 0.31	$ 0.58	$ 0.20	$ 0.37	$ 0.16	$ 0.34	$ (0.15)

(a) We reduced net sales and costs of goods sold amounts in the accompanying selected quarterly financial information for the quarters ended September 30, June 30, and March 31, 2010 compared to the amounts previously reported in our quarterly reports on Form 10-Q for the periods then ended. The changes were made to properly net our sales of certain software assurance products for which we were not the primary obligor. The change had no effect on previously reported gross profit, net earnings or cash flow amounts. Although the effects of these changes, which relate to our APAC operating segment, are immaterial to our consolidated financial statements, we determined that recording the entire amount in the fourth quarter of 2010 would distort quarterly trends in our APAC operating results. Periods prior to January 1, 2010 have not been adjusted as the amounts involved are not considered material.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

(a) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined under Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, our management used the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in COSO's Internal Control – Integrated Framework.

KPMG LLP, the independent registered public accounting firm that audited the Consolidated Financial Statements in Part II, Item 8 of this report, has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2010.

(b) Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(c) Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered by this report, evaluated the effectiveness of our disclosure controls and procedures (as such term is defined under Rules 13a-15(e) and 15d-15(e) of the Exchange Act) and determined that as of December 31, 2010 our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(d) Inherent Limitations of Disclosure Controls and Internal Control Over Financial Reporting

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item and included under the captions "Information Concerning Directors and Executive Officers," "Meetings of the Board and Its Committees," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Code of Ethics" and can be found in our definitive Proxy Statement relating to our 2011 Annual Meeting of Stockholders (our "Proxy Statement") and is incorporated herein by reference.

Item 11. *Executive Compensation*

The information required by this item and included under the captions "The Board and Its Committees," "Compensation Discussion and Analysis," "Compensation Committee Report," "Compensation Committee Interlocks and Insider Participation," "Summary Compensation Table," "Grants of Plan-Based Awards," "Outstanding Equity Awards at Fiscal Year-End," "Option Exercises and Stock Vested Table," "Director Compensation" and "Employment Agreements, Severance and Change in Control Plans," can be found in our Proxy Statement and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item and included under the captions "Securities Authorized for Issuance Under Equity Compensation Plans" and "Security Ownership of Certain Beneficial Owners and Management" can be found in our Proxy Statement and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item and included under the caption "The Board and Its Committees," and "Transactions With Related Persons" can be found in our Proxy Statement and is incorporated herein by reference.

Item 14. *Principal Accounting Fees and Services*

The information required by this item and included under the captions "Audit Committee Report" and "Relationship with Independent Registered Public Accounting Firm" can be found in our Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. *Exhibits, Financial Statement Schedules*

(a) Financial Statements and Schedules

The Consolidated Financial Statements of Insight Enterprises, Inc. and subsidiaries and the related Reports of Independent Registered Public Accounting Firm are filed herein as set forth under Part II, Item 8 of this report.

Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included in the Consolidated Financial Statements or notes thereto.

(b) Exhibits

The exhibits list in the Index to Exhibits immediately following the signature page is incorporated herein by reference as the list of exhibits required as part of this report.

INSIGHT ENTERPRISES, INC.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INSIGHT ENTERPRISES, INC.

By /s/ Kenneth T. Lamneck
Kenneth T. Lamneck
Chief Executive Officer

Dated: February 23, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Kenneth T. Lamneck Kenneth T. Lamneck	President, Chief Executive Officer and Director	February 23, 2011
/s/ Glynis A. Bryan Glynis A. Bryan	Chief Financial Officer (principal financial officer)	February 23, 2011
/s/ David C. Olsen David C. Olsen	Corporate Controller (principal accounting officer)	February 23, 2011
/s/ Timothy A. Crown* Timothy A. Crown	Chairman of the Board	February 23, 2011
/s/ Bennett Dorrance* Bennett Dorrance	Director	February 23, 2011
/s/ Michael M. Fisher* Michael M. Fisher	Director	February 23, 2011
/s/ Larry A. Gunning* Larry A. Gunning	Director	February 23, 2011
/s/ Anthony A. Ibargüen* Anthony A. Ibargüen	Director	February 23, 2011
/s/ Robertson C. Jones* Robertson C. Jones	Director	February 23, 2011
/s/ Kathleen S. Pushor* Kathleen S. Pushor	Director	February 23, 2011
/s/ Robert F. Woods* Robert F. Woods	Director	February 23, 2011

*** By: /s/ Steven R. Andrews**
Steven R. Andrews, Attorney in Fact

INSIGHT ENTERPRISES, INC.
EXHIBITS TO FORM 10-K
YEAR ENDED DECEMBER 31, 2010
Commission File No. 0-25092

(Unless otherwise noted, exhibits are filed herewith.)

Exhibit No.			Description
3.1		—	Composite Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of our annual report on Form 10-K for the year ended December 31, 2005).
3.2		—	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.1 of our current report on Form 8-K filed on January 14, 2008).
4.1		—	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-1 (No. 33-86142) declared effective January 24, 1995).
10.1	(1)	—	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of our annual report on Form 10-K for the year ended December 31, 2006).
10.2	(2)	—	1998 Employee Restricted Stock Plan (incorporated by reference to Exhibit 99.3 of our Form S-8 (No. 333-69113) filed on December 17, 1998).
10.3	(2)	—	1998 Officer Restricted Stock Plan (incorporated by reference to Exhibit 99.2 of our Form S-8 (No. 333-69113) filed on December 17, 1998).
10.4	(2)	—	1999 Broad Based Employee Stock Option Plan (incorporated by reference to Exhibit 10.14 of our annual report on Form 10-K for the year ended December 31, 1999).
10.5	(2)	—	1998 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form S-8 (No. 333-110915) declared effective December 4, 2004).
10.6	(2)	—	2007 Omnibus Plan (incorporated by reference to Annex A of our Proxy Statement filed on October 9, 2007).
10.7	(2)	—	First Amendment to 2007 Omnibus Plan (incorporated by reference to Exhibit 10.4 of our quarterly report on Form 10-Q for the quarter ended September 30, 2008).
10.8	(2)	—	Executive Service Agreement between Insight Direct (UK) Limited and Stuart Fenton dated May 18, 2010 (incorporated by reference to Exhibit 10.1 of our Form 8-K filed on May 27, 2010).
10.9	(2)	—	Executive Management Separation Plan effective as of January 1, 2008 (incorporated by reference to Exhibit 10.5 for our quarterly report on Form 10-Q for the quarter ended September 30, 2008).
10.10	(2)	—	Amended and Restated Employment Agreement between Insight Enterprises, Inc. and Glynis A. Bryan dated as of January 1, 2009 (incorporated by reference to Exhibit 10.3 of our current report on Form 8-K filed January 7, 2009).
10.11	(2)	—	Amended and Restated Employment Agreement between Insight Enterprises, Inc. and Steven R. Andrews dated as of January 1, 2009 (incorporated by reference to Exhibit 10.4 of our current report on Form 8-K filed on January 7, 2009).
10.12	(2)	—	Amended and Restated Employment Agreement between Insight Enterprises, Inc. and Stephen A. Speidel dated as of January 1, 2009 (incorporated by reference to Exhibit 10.7 of our current report on Form 8-K filed on January 7, 2009).
10.13	(2)	—	Letter Agreement with Anthony A. Ibargüen, dated as of September 7, 2009 (incorporated by reference to Exhibit 10.2 of our current report on Form 8-K filed on September 8, 2009).
10.14	(2)	—	Executive Employment Agreement between Insight Enterprises, Inc. and Kenneth T. Lamneck, dated as of December 14, 2009 (incorporated by reference to Exhibit 10.24 of our annual report on Form 10-K for the year ended December 31, 2009).
10.15	(2)	—	Employment Agreement between Insight Enterprises, Inc. and David C. Olsen, dated as of June 15, 2010 (incorporated by reference to Exhibit 10.3 of our quarterly report on Form 10-Q for the quarter ended June 30, 2010).
10.16	(2)	—	Employment Agreement between Insight Enterprises, Inc. and Michael P. Guggemos, dated as of November 1, 2010.
10.17	(2)	—	Offer of employment letter to Michael P. Guggemos, dated September 28, 2010.
10.18		—	Receivables Purchase Agreement dated as of December 31, 2002 among Insight Receivables, LLC, Insight Enterprises, Inc., Jupiter Securitization Corporation, Bank One NA, and the entities party thereto from time to time as financial institutions (incorporated by reference to Exhibit 10.38 of our annual report on Form 10-K for the year ended December 31, 2002).

Exhibit No.		Description
10.19	—	Amended and Restated Receivables Sale Agreement dated as of September 3, 2003 by and among Insight Direct USA, Inc. and Insight Public Sector, Inc. as originators, and Insight Receivables, LLC, as buyer (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the quarter ended September 30, 2003).
10.20	—	Amendment No. 1 to Receivables Purchase Agreement dated as of September 3, 2003 (incorporated by reference to Exhibit 10.2 of our quarterly report on Form 10-Q for the quarter ended September 30, 2003).
10.21	—	Amendment No. 2 to Receivables Purchase Agreement dated as of December 23, 2003 among Insight Receivables, LLC, Insight Enterprises, Inc. and Jupiter Securitization Corporation, Bank One NA (incorporated by reference to Exhibit 10.42 of our annual report on Form 10-K for the year ended December 31, 2003).
10.22	—	Amendment No. 5 to Receivables Purchase Agreement dated as of March 25, 2005 (incorporated by reference to Exhibit 10.4 of our quarterly report on Form 10-Q for the quarter ended March 31, 2005).
10.23	—	Amendment No. 6 to Receivables Purchase Agreement dated as of December 19, 2005 (incorporated by reference to Exhibit 10.1 of our current report on Form 8-K filed on December 22, 2005).
10.24	—	Amendment No. 7 to Receivables Purchase Agreement dated as of September 7, 2006 (incorporated by reference to Exhibit 10.2 of our current report on Form 8-K filed on September 8, 2006).
10.25	—	Amendment No. 9 to Receivables Purchase Agreement dated as of September 17, 2008 (incorporated by reference to Exhibit 10.3 of our current report on Form 8-K filed on September 23, 2008).
10.26	—	Amendment No. 11 and Joinder Agreement to Receivables Purchase Agreement dated as of July 24, 2009 (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the quarter ended June 30, 2009).
10.27	—	Amendment No. 12 to Receivables Purchase Agreement dated as of July 1, 2010 among Insight Receivables, LLC, Insight Enterprises, Inc., the Purchasers and Managing Agents party thereto, and JPMorgan Chase Bank, N.A. (successor by merger to Bank One, NA (Main Office Chicago)), as agent for the Purchasers (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the quarter ended September 30, 2010).
10.28	—	Second Amended and Restated Credit Agreement, dated as of April 1, 2008, among Insight Enterprises, Inc., the European Borrowers (as defined therein), the lenders party thereto, J.P. Morgan Europe Limited, as European Agent, Wells Fargo Bank, National Association and U.S. Bank National Association, as Co-Syndication Agents, and JPMorgan Chase Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.2 of our quarterly report on Form 10-Q for the quarter ended September 30, 2009).
10.29	—	Amendment No. 1 to Second Amended and Restated Credit Agreement dated as of September 17, 2008 (incorporated by reference to Exhibit 10.2 of our current report on Form 8-K filed on September 23, 2008).
10.30	—	Amendment No. 3 to Second Amended and Restated Credit Agreement, dated as of August 12, 2010, among Insight Enterprises, Inc., Insight Direct (UK) Ltd., Insight Enterprises B.V., JPMorgan Chase Bank, National Association, as Administrative Agent, and certain lenders identified therein (incorporated by reference to Exhibit 10.3 of our quarterly report on Form 10-Q for the quarter ended September 30, 2010).
10.31	—	Credit Agreement among Castle Pines Capital LLC, as an Administrative Agent, Wells Fargo Foothill, LLC as an Administrative Agent, as Syndication Agent and as Collateral Agent and Castle Pines Capital LLC and the other lenders party thereto and Calence, LLC, Insight Direct USA, Inc. as Resellers (incorporated by reference to Exhibit 10.1 of our current report on Form 8-K filed on September 23, 2008).

INSIGHT ENTERPRISES, INC.
EXHIBITS TO FORM 10-K (continued)
YEAR ENDED DECEMBER 31, 2010
Commission File No. 0-25092

Exhibit No.		Description
10.32	—	Amendment to Credit Agreement, dated as of April 26, 2010, among Calence, LLC, Insight Direct USA, Inc., Insight Public Sector, Inc., Castle Pines Capital LLC, as an administrative agent, Wells Fargo Foothill, LLC, as an administrative agent, as syndication agent and as collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the quarter ended March 31, 2010).
10.33	—	Amendment Number Two to Credit Agreement, dated as of August 12, 2010, among Calence, LLC, Insight Direct USA, Inc., Insight Public Sector, Inc. and the lenders party thereto (incorporated by reference to Exhibit 10.2 of our quarterly report on Form 10-Q for the quarter ended September 30, 2010).
10.34	—	Agreement and Plan of Merger, dated January 24, 2008, among Insight Enterprises, Inc., Insight Networking Services, LLC, and Calence, LLC (incorporated by reference to Exhibit 2.1 of our quarterly report on Form 10-Q for the quarter ended September 30, 2009).
10.35	—	Support Agreement, dated January 24, 2008 among Insight Enterprises, Inc., Insight Networking Services, LLC, Avnet, Inc., Calence Holdings, Inc., Michael F. Fong, Timothy J. Porthouse, Richard J. Lesniak, Jr., Mary Donna Rives Lesniak, The Richard J. Lesniak Irrevocable Trust, and the Mary Donna Lesniak Irrevocable Trust (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the quarter ended September 30, 2009).
21	—	Subsidiaries of the Registrant.
23.1	—	Consent of KPMG LLP.
24.1	—	Power of Attorney for Timothy A. Crown dated February 16, 2011.
24.2	—	Power of Attorney for Bennett Dorrance dated February 16, 2011.
24.3	—	Power of Attorney for Michael M. Fisher dated February 16, 2011.
24.4	—	Power of Attorney for Larry A. Gunning dated February 16, 2011.
24.5	—	Power of Attorney for Anthony A. Ibargüen dated February 16, 2011.
24.6	—	Power of Attorney for Robertson C. Jones dated February 16 2011.
24.7	—	Power of Attorney for Kathleen S. Pushor dated February 16, 2011.
24.8	—	Power of Attorney for Robert F. Woods dated February 16, 2011.
31.1	—	Certification of Chief Executive Officer Pursuant to Securities and Exchange Act Rule 13a-14.
31.2	—	Certification of Chief Financial Officer Pursuant to Securities and Exchange Act Rule 13a-14.
32.1	—	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 of the Sarbanes-Oxley Act of 2002.

(1) We have entered into a separate indemnification agreement with each of the following directors and executive officers that differ only in names and dates: Steven R. Andrews, Glynis A. Bryan, Timothy A. Crown, Bennett Dorrance, Michael M. Fisher, Larry A. Gunning, Anthony A. Ibargüen, Helen K. Johnson, Robertson C. Jones, Kenneth T. Lamneck, David C. Olsen, Kathleen S. Pushor, Stephen A. Speidel and Robert F. Woods. Pursuant to the instructions accompanying Item 601 of Regulation S-K, the Registrant is filing the form of such indemnification agreement.

(2) Management contract or compensatory plan or arrangement.

INSIGHT ENTERPRISES, INC.

Exhibit 31.1

CERTIFICATION

I, Kenneth T. Lamneck, certify that:

1. I have reviewed this Annual Report on Form 10-K of Insight Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2011

By: /s/ Kenneth T. Lamneck
Kenneth T. Lamneck
Chief Executive Officer

INSIGHT ENTERPRISES, INC.

Exhibit 31.2

CERTIFICATION

I, Glynis A. Bryan, certify that:

1. I have reviewed this Annual Report on Form 10-K of Insight Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5 The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2011

By: /s/ Glynis A. Bryan
Glynis A. Bryan
Chief Financial Officer

INSIGHT ENTERPRISES, INC.

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Insight Enterprises, Inc. (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Kenneth T. Lamneck, Chief Executive Officer of the Company, and Glynis A. Bryan, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Kenneth T. Lamneck
Kenneth T. Lamneck
Chief Executive Officer
February 23, 2011

By: /s/ Glynis A. Bryan
Glynis A. Bryan
Chief Financial Officer
February 23, 2011

(This page intentionally left blank)

FROM ONE TO MANY


SBG
SINCLAIR BROADCAST GROUP

2010 ANNUAL REPORT

LETTER TO OUR SHAREHOLDERS

What a difference a year makes. When I wrote to you a year ago, our nation was struggling to overcome one of the worst recessions since the Great Depression. A year later, the economy is in recovery, advertising spending is on the upswing, and our Company enjoyed over an 18% net broadcast revenue growth rate in 2010; growth which came from multiple fronts. While this is all good news, we are still not back to our pre-recession advertising revenue levels, leading us to believe that our core business can grow even in the upcoming 2011 non-election year. True, the strength in our key advertising categories and the improving economy are reasons we are optimistic about our long term prospects, but we are equally enthusiastic about potential benefits to be realized by pairing our "one-to-many" consumer reach with new technological opportunities and alternate uses of our broadcast spectrum.

But first, let me review our 2010 financial performance and the positive improvements we are experiencing. I am pleased to report that in 2010, our net broadcast revenues grew 18.2%, for an increase of $100.8 million as compared to 2009. Included in that performance was $42.0 million of political campaign and issue advertising; a record-setting year for us, representing a 2% increase over the 2008 presidential election year and a 34.9% increase over 2006. We believe the Congressional change of control, the emergence of the Tea Party and increasing citizen activism will result in political advertising being a growth category for us for years to come. Current third party estimates call for 2012 political ad spending to increase 8% over 2010's levels. Growth in advertising by the auto sector was another category where we enjoyed meaningful returns, up 36.9% in 2010. While auto as a percent of our total times sales increased from 15.2% in 2009 to 17.9% in 2010, it is still well below the 21% pre-recession contribution levels. Current forecasts are for U.S. new vehicle sales to increase nearly 12% in 2011 to approximately 12.9 million units sold, which we expect to result in increased advertising by the auto manufacturers and local dealer groups.

On the expense side, we continue to manage our costs using the same discipline that you have come to expect from us over the years. The revenue growth coupled with moderate expense growth helped drive our EBITDA[1] in 2010 to the highest level it has been in the past 10 years, based on our current portfolio of stations. In other words, you would need to look back to the year 2000 to find EBITDA higher than the $276.1 million we reported in 2010. As compared to 2009, this was a 45.1% increase, representing a margin of 36.0%, as compared to 29.0% in 2009.

Looking ahead to 2011, there are two significant cash flow changes we expect. First, we are estimating a decline in our programming cash payments by approximately $21 million due to a shift to more first-run and barter syndicated shows. Adding to expenses, however, will be higher network programming licensing fees. While some may view these license fees as a negative to the business, we believe they may actually benefit broadcasters in multiple ways. First, it is our expectation that the money paid by the affiliates to the networks will be invested in higher quality programming that will further drive ratings and ultimately grow revenues. More importantly, the sharing of the retransmission revenue stream between the networks and its affiliates underscores the value of the programming that each brings to the multi-video program distributors ("MVPDs") such as cable, satellite and telephone video providers. It is estimated that the MVPDs spend approximately $30 billion a year to acquire programming. Broadcast programming, which consists of highly popular network prime-time and sports programming, affiliate local news and syndicated product, receives less than 10% of these programming expenditures even though broadcast television represents approximately 40% to 50% of the viewing audience. We believe that having the networks' and the affiliates' interests aligned in terms of retransmission consent compensation will help the industry to move to our goal of achieving equilibrium with regard to the programming payments made by the MVPDs.

The network/affiliate relationship is one based in mutual benefit. The network brings premier programming to the local affiliate and the affiliate uses its local presence to help promote and clear the network's shows, in turn making the product more valuable to both parties. This model has a long tradition of success, which is why we believe the networks are recommitting to their affiliates. In the past year, we have extended our affiliation agreements with the FOX Network (20 stations) and the ABC Network (9 stations), and are in discussions for an extension with the CW Network (10 stations). We have also extended our programming service arrangement with MyNetworkTV (16 stations).

The increases in retransmission revenues, political advertising, and the core business contributed not only to our top-line performance, but to our free cash flow generation[2]. In 2010, we generated $160.4 million of free cash, of which $34.6 million was returned to our shareholders in the form of a $0.43 per share special dividend, representing an approximate 5.3% dividend yield when declared. As you may recall, Sinclair had been a regularly paying dividend company prior to the recession. Given the confidence in our future cash flow and growth prospects, our Board of Directors reinstated our dividend policy in 2011 and declared a $0.12 quarterly dividend per share, representing annualized shareholder distributions of almost $40 million.

The strength of our performance was evident not only in our peak EBITDA and free cash flow, but in our balance sheet as well. Last year, we continued our focus of refinancing our near term debt maturities and reducing our leverage. We successfully issued $250 million in 8.375% 8-year notes which were used to redeem our 8.0% senior subordinated notes due 2012. We also applied $58 million of our free cash to tender for a portion of our 6.0% convertible bonds and prepaid $60 million of our bank debt. As a result, our next meaningful debt maturity does not occur until 2016. In total, we reduced debt, net of cash on hand, by $93 million during 2010 and reported our lowest total net leverage in the past 15 years. We are pleased to report that our equity performance was just as notable. In 2010, investors once again took note of our Company's improving financial performance and lower risk profile. In response, our stock increased 103% for the year. Coupled with the 5.3% dividend yield, we generated a 108.3% total return for shareholders, as compared to the

S&P 500 which yielded 12.8%. Despite these returns, we are still trading at a discount to our pre-recession enterprise multiple and stock price.

The challenge for us going-forward is how best to put our significant free cash flow to use in order to generate meaningful returns for our shareholders. As such, in addition to the recently declared $0.12 quarterly dividend per share, we have earmarked up to $36.5 million in 2011 to reinvest in our television operations in such projects as equipment upgrades and high-definition newscasts which will provide us either a market competitive edge or operating efficiencies. We also recently negotiated with our banks to reduce our borrowing costs and provide more flexibility for us to use our cash flow, including the ability to distribute up to $100 million per year to shareholders and to pursue television acquisitions should the opportunity arise. In 2011, we anticipate monetizing some of our non-broadcast investments producing positive returns which will create additional free cash for us.

On the technology front, the industry continues to work towards a mobile television offering. This past year, the Open Mobile Video Coalition ("OMVC") conducted field trials and consumer feedback was extremely positive. Results reflected that consumers watched broadcast television on mobile devices in a variety of locations such as in the workplace and while commuting and running errands. Afternoon daytime (12pm to 5pm) was the most watched daypart and local broadcast news the most watched program on the mobile devices.

In 2010, we joined the Mobile500 Alliance, a voluntary coalition of leading television broadcasters reaching 92% of the U.S. television households. The Mobile500's goal is to "create a vibrant new growth industry...that serves the public interest...and delivers a new generation of affordable mobile television services to consumers." To fully appreciate the potential of a mobile television service, one should consider the evolution of the telephone, which began as a land-based system and transformed into a mobile cellular service. Today, over 85% of the U.S. population has a mobile phone, many of these which are capable of downloading video, games and music. We view the future of broadcast television as heading down a similar path whereby mobile television devices, such as smart phones and video tablets, become as commonplace as the in-home fixed television set. We believe the broadcast industry's offering of video and entertainment products is unquestionably superior to any other service available to the market. Not only do we offer real-time, wide screen, high quality video, but we have the most highly-rated and popular shows to offer such as local news, sports, and network programs. On the technology front, we believe our broadcast infrastructure provides the most efficient and robust delivery system compared to the wireless phone companies, which rely on a system of small cellular towers that deliver video on a one-to-one basis. Their delivery system often results in a low-quality picture and inefficiencies whereby the greater the traffic on the network, the greater the picture degradation and buffering issues. We believe there is no amount of additional spectrum that can mitigate this problem. Broadcasters, on the other hand, using our over-the-air spectrum, can provide a signal that simultaneously covers the entire market from one transmission location. This "one-to-many" mass audience reach means that we are not subject to the same network traffic concerns that plague the telephone and Internet delivery platforms, resulting in a high quality, low cost consumer experience.

While the industry initiates the mobile TV model, we continue to find alternative ways to use our spectrum while serving the public interest. Currently, we broadcast various program formats on our secondary digital tier including TheCoolTV and The Country Network, both music television networks; Estrella TV, a Spanish language network; ThisTV, featuring movies; and MyNetworkTV's syndicated program offering.

There is no question that the consumer media landscape is evolving. But with it comes opportunities for us to grow and offer a broader array of solutions for our customers and increased levels of engagement with our viewers. This past year we launched our digital interactive new media strategy, whose goal it is to provide local businesses another means of engaging consumers using non-traditional media outlets including mobile devices and social media through the Internet. Among our product offerings are Mobi Deals, Hey It's Half Off, loyalty programs and mobile website and design development.

As we look to 2011 and beyond, we are very encouraged by the improving economy and increased advertising demand by the auto and political categories, areas which we expect will drive our revenue growth, free cash flow and, therefore, potential dividend returns. We feel confident in the strength of the network/affiliate model, and are especially excited about the long term prospects of a mobile digital television service, a product that we anticipate will change the industry and the way consumers watch television. So despite the economic downturn and the yet-to-come killer Internet app, we had our best EBITDA performance and credit profile in a decade. We believe that broadcast television with its "one-to-many" mass audience reach, quality programming, and strong branding capabilities will remain now and for years to come as the dominant and most powerful advertising and entertainment medium. We are confident in our future, our adaptability, and our relevance to meet consumer and business needs in this ever-changing digital world.

We thank you, our shareholders, for your continued support and look forward to our future successes.

Sincerely,

David D. Smith
Chairman, President and CEO

[1] A reconciliation of EBITDA to net income can be found on our website: www.sbgi.net.

[2] A reconciliation of free cash flow to net income can be found on our website: www.sbgi.net.

TABLE OF CONTENTS

TELEVISION BROADCASTING

Markets and Stations

We own and operate, provide programming services to, provide sales services to or have agreed to acquire the following television stations:

Market	Market Rank (a)	Stations	Channel	Status (b)	Network/ Program Service Arrangement (c)	Station Rank in Market (d)	Expiration Date of FCC License
Tampa/St. Petersburg, Florida	14	WTTA	Primary	LMA(e)	MNT	7 of 9	2/01/13
		WTTA	Second		TheCoolTV		
Minneapolis/St. Paul, Minnesota	15	WUCW	Primary	O&O	CW	6 of 7	4/01/14
		WUCW	Second		TheCoolTV		
		WUCW	Third		The Country Network		
St. Louis, Missouri	21	KDNL	Primary	O&O	ABC	4 of 7	2/01/14
		KDNL	Second		TheCoolTV		
		KDNL	Third		The Country Network		
Pittsburgh, Pennsylvania	24	WPGH	Primary	O&O	FOX	4 of 7	8/01/15
		WPMY	Primary	O&O	MNT	6 of 7	8/01/15
		WPGH	Second		The Country Network		
		WPMY	Second		TheCoolTV		
Raleigh/Durham, North Carolina	25	WLFL	Primary	O&O	CW	5 of 8	12/01/04 (f)(m)
		WRDC	Primary	O&O	MNT	6 of 8	12/01/04 (f)(m)
		WLFL	Second		The Country Network		
		WRDC	Second		TheCoolTV		
Baltimore, Maryland	26	WBFF	Primary	O&O	FOX	4 of 6	10/01/04 (f)(m)
		WNUV	Primary	LMA(g)	CW	5 of 6	10/01/12
		WBFF	Second		This TV		
		WBFF	Third		The Country Network		
		WNUV	Second		TheCoolTV		
Nashville, Tennessee	29	WZTV	Primary	O&O	FOX	4 of 9	8/01/13
		WUXP	Primary	O&O	MNT	5 of 9	8/01/13
		WNAB	Primary	OSA(h)	CW	6 of 9	8/01/13
		WUXP	Second		TheCoolTV		
		WNAB	Second		The Country Network		
Cincinnati, Ohio	33	WSTR	Primary	O&O	MNT	5 of 6	10/01/13
		WSTR	Second		TheCoolTV		
Columbus, Ohio	34	WSYX	Primary	O&O	ABC	2 of 7	10/01/13
		WTTE	Primary	LMA(g)	FOX	4 of 7	10/01/05 (f)(m)
		WSYX	Second		This TV and MNT		
		WTTE	Second		TheCoolTV		
Milwaukee, Wisconsin	35	WCGV	Primary	O&O	MNT	5 of 9	12/01/05 (f)(m)
		WVTV	Primary	O&O	CW	6 of 9	12/01/13
		WCGV	Second		The Country Network		
Asheville, North Carolina/ Greenville/Spartanburg/ Anderson, South Carolina	36	WLOS	Primary	O&O	ABC	3 of 8	12/01/04 (f)(m)
		WMYA	Primary	LMA(g)	MNT	6 of 8	12/01/04 (f)(m)
		WLOS	Second		MNT		
		WMYA	Second		TheCoolTV		
		WMYA	Third		The Country Network		
San Antonio, Texas	37	KABB	Primary	O&O	FOX	3 of 7	8/01/14
		KMYS	Primary	O&O	CW	5 of 7	8/01/14
		KABB	Second		The Country Network		
		KMYS	Second		TheCoolTV		
Birmingham, Alabama	40	WTTO	Primary	O&O	CW	5 of 8	4/01/05 (f)(m)
		WABM	Primary	O&O	MNT	6 of 8	4/01/13
		WDBB	Primary	LMA	CW	5 of 8 (i)	4/01/13
		WTTO	Second		The Country Network		
		WABM	Second		TheCoolTV		
		WDBB	Second		The Country Network		
Las Vegas, Nevada	42	KVMY	Primary	O&O	MNT	6 of 7	10/01/14
		KVCW	Primary	O&O	CW	5 of 7	10/01/14
		KVMY	Second		Estella TV		
		KVCW	Second		This TV		
		KVCW	Third		The Country Network		
Norfolk, Virginia	43	WTVZ	Primary	O&O	MNT	6 of 7	10/01/12
		WTVZ	Second		TheCoolTV		
		WTVZ	Third		The Country Network		

Market	Market Rank (a)	Stations	Channel	Status (b)	Network/ Program Service Arrangement (c)	Station Rank in Market (d)	Expiration Date of FCC License
Oklahoma City, Oklahoma	45	KOKH	Primary	O&O	FOX	4 of 8	6/01/14
		KOCB	Primary	O&O	CW	5 of 8	6/01/14
		KOKH	Second		The Country Network		
		KOCB	Second		TheCoolTV		
Greensboro/Winston-Salem/Highpoint, North Carolina	47	WXLV	Primary	O&O	ABC	4 of 7	12/01/04 (f)(m)
		WMYV	Primary	O&O	MNT	5 of 7	12/01/04 (f)(m)
		WXLV	Second		The Country Network		
		WMYV	Second		TheCoolTV		
Buffalo, New York	51	WUTV	Primary	O&O	FOX	4 of 7	6/01/15
		WNYO	Primary	O&O	MNT	6 of 7	6/01/15
		WUTV	Second		The Country Network		
		WNYO	Second		TheCoolTV		
Richmond, Virginia	57	WRLH	Primary	O&O	FOX	4 of 6	10/01/12
		WRLH	Second		This TV and MNT		
		WRLH	Third		TheCoolTV		
Mobile, Alabama/ Pensacola, Florida	60	WEAR	Primary	O&O	ABC	2 of 8	2/01/13
		WFGX	Primary	O&O	This TV and MNT	6 of 8	2/01/13
		WFGX	Second		TheCoolTV		
		WFGX	Third		The Country Network		
Dayton, Ohio	62	WKEF	Primary	O&O	ABC	2 of 5	10/01/13
		WRGT	Primary	LMA(g)	FOX	4 of 5	10/01/05 (f)(m)
		WKEF	Second		TheCoolTV		
		WRGT	Second		This TV and MNT		
Lexington, Kentucky	63	WDKY	Primary	O&O	FOX	3 of 8	8/01/13
		WDKY	Second		TheCoolTV		
Charleston/Huntington, West Virginia	64	WCHS	Primary	O&O	ABC	2 of 6	10/01/12
		WVAH	Primary	LMA(g)	FOX	4 of 6	10/01/04 (f)(m)
		WCHS	Second		TheCoolTV		
		WVAH	Second		The Country Network		
Flint/Saginaw/Bay City, Michigan	69	WSMH	Primary	O&O	FOX	4 of 6	10/01/13
		WSMH	Second		TheCoolTV		
		WSMH	Third		The Country Network		
Des Moines, Iowa	73	KDSM	Primary	O&O	FOX	4 of 6	2/01/14
		KDSM	Second		TheCoolTV		
		KDSM	Third		The Country Network		
Portland, Maine	77	WGME	Primary	O&O	CBS	2 of 6	4/01/15
		WGME	Second		TheCoolTV		
Cape Girardeau, Missouri/ Paducah, Kentucky	80	KBSI	Primary	O&O	FOX	4 of 6	2/01/14
		WDKA	Primary	LMA	MNT	5 of 6	8/01/13
		KBSI	Second		MNT		
		WDKA	Second		TheCoolTV		
		WDKA	Third		The Country Network		
Rochester, New York	81	WUHF	Primary	O&O(j)	FOX	not available	6/01/15
		WUHF	Second		TheCoolTV		
Syracuse, New York	82	WSYT	Primary	O&O	FOX	4 of 6	6/01/15
		WNYS	Primary	LMA	MNT	5 of 6	6/01/15
		WSYT	Second		The Country Network		
		WNYS	Second		TheCoolTV		
Springfield/Champaign, Illinois	84	WICS	Primary	O&O	ABC	2 of 6	12/01/05 (f)(m)
		WICD	Primary	O&O	ABC	2 of 6 (k)	12/01/13
		WICS	Second		The Country Network		
		WICD	Second		TheCoolTV		
Madison, Wisconsin	85	WMSN	Primary	O&O	FOX	4 of 6.	12/01/13
		WMSN	Second		TheCoolTV		
		WMSN	Third		The Country Network		
Cedar Rapids, Iowa	88	KGAN	Primary	O&O	CBS	3 of 5	2/01/06 (f)(m)
		KFXA	Primary	OSA(l)	FOX	4 of 5	2/01/14
		KGAN	Second		TheCoolTV		
		KFXA	Second		The Country Network		
Charleston, South Carolina	98	WTAT	Primary	LMA(g)	FOX	4 of 6	12/01/04 (f)(m)
		WMMP	Primary	O&O	MNT	5 of 6	12/01/04 (f)
		WMMP	Second		TheCoolTV		
		WMMP	Third		The Country Network		

Market	Market Rank (a)	Stations	Channel	Status (b)	Network/ Program Service Arrangement (c)	Station Rank in Market (d)	Expiration Date of FCC License
Tallahassee, Florida	105	WTWC	Primary	O&O	NBC	3 of 6	2/01/13
		WTWC	Second		TheCoolTV		
		WTWC	Third		The Country Network		
Peoria/Bloomington, Illinois	116	WYZZ	Primary	O&O(j)	FOX	not available	12/01/13
		WYZZ	Second		TheCoolTV		
		WYZZ	Third		The Country Network		

a) Rankings are based on the relative size of a station's designated market area (DMA) among the 210 generally recognized DMAs in the United States as estimated by Nielsen as of November 2010.

b) "O & O" refers to stations that we own and operate. "LMA" refers to stations to which we provide programming services pursuant to a local marketing agreement. "OSA" refers to stations to which we provide or receive sales services pursuant to an outsourcing agreement.

c) When we negotiate the terms of our network affiliations or program service arrangements, we negotiate on behalf of all of our stations affiliated with that entity simultaneously. This results in substantially similar terms for our stations, including the expiration date of the network affiliations or program service arrangements. A summary of these expiration dates for our primary channels as of December 31, 2010 is as follows:

Network/ Program Service Arrangement	Expiration Date
FOX	All 20 agreements expire on December 31, 2012
MNT	All 16 agreements expire in the Fall of 2014
ABC	All 8 agreements expire on August 31, 2015
CW	All 10 agreements expire on August 31, 2011
CBS	Both agreements expire on December 31, 2012
NBC	Agreement expires on December 31, 2016

d) The first number represents the rank of each station in its market and is based upon the November 2010 Nielsen estimates of the percentage of persons tuned into each station in the market from 6:00 a.m. to 2:00 a.m., Monday through Sunday. The second number represents the estimated number of television stations designated by Nielsen as "local" to the DMA, excluding public television stations and stations that do not meet the minimum Nielsen reporting standards (weekly cumulative audience of at least 0.1%) for the Monday through Sunday 6:00 a.m. to 2:00 a.m. time period as of November 2010. This information is provided to us in a summary report by Franco Research Group.

e) The license assets for this station are currently owned by Bay Television, Inc., a related party. See *Note 11. Related Person Transactions*, in the Notes to our Consolidated Financial Statements for more information.

f) We, or subsidiaries of Cunningham Broadcasting Company (Cunningham), timely filed applications for renewal of these licenses with the FCC. Unrelated third parties have filed petitions to deny or informal objections against such applications. We opposed the petitions to deny and the informal objections and those applications are pending. See *Note 10. Commitments and Contingencies*, in the Notes to our Consolidated Financial Statements for more information.

g) The license assets for these stations are currently owned by a subsidiary of Cunningham.

h) We have entered into an outsourcing agreement with the unrelated third party owner of WNAB-TV to provide certain non-programming related sales, operational and administrative services to WNAB-TV. On July 21, 2005, we filed with the FCC an application to acquire the license television broadcast assets of WNAB-TV in Nashville, Tennessee. The Rainbow/PUSH Coalition ("Rainbow/PUSH") filed a petition to deny that application and also requested that the FCC initiate a hearing to investigate whether WNAB-TV was improperly operated with WZTV-TV and WUXP-TV, two of our stations also located in Nashville. The FCC is in the process of considering the transfer of the broadcast license and we believe the Rainbow/PUSH petition has no merit.

i) WDBB-TV simulcasts the programming broadcast on WTTO-TV pursuant to a programming services agreement. The station rank applies to the combined viewership of these stations. In fourth quarter 2010, the FCC approved Cunningham's acquisition of WDBB's license assets. In February 2011, Cunningham acquired the license assets and we will continue to operate WDBB pursuant to a LMA agreement.

j) We have entered into outsourcing agreements with unrelated third parties, under which the unrelated third parties provide certain non-programming related sales, operational and managerial services to these stations. We continue to own all of the assets of these stations and to program and control each station's operations.

k) WICD-TV, a satellite of WICS-TV under FCC rules, simulcasts all of the programming aired on WICS-TV except the news broadcasts. WICD-TV airs its own news broadcasts. The station rank applies to the combined viewership of these stations.

l) On February 1, 2008, we entered into an outsourcing agreement with the unrelated third party owner of KFXA-TV to provide certain non-programming related sales, operational and administrative services to KFXA-TV. During 2008, we entered into an agreement with an unrelated third party for the right to acquire the FCC license of KFXA-TV in Cedar Rapids, Iowa, pending FCC approval.

m) We timely filed applications for renewal of these licenses with the FCC. Unrelated third parties have filed informal objections against the stations based on alleged violations of either the FCC's sponsorship identification or indecency rules.

FORWARD-LOOKING STATEMENTS

This report includes or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things, the following risks:

General risks

- the impact of changes in national and regional economies and credit and capital markets;
- consumer confidence;
- the activities of our competitors;
- terrorist acts of violence or war and other geopolitical events;

Industry risks

- the business conditions of our advertisers particularly in the automotive and service industries;
- competition with other broadcast television stations, radio stations, multi-channel video programming distributors (MVPDs), internet and broadband content providers and other print and media outlets serving in the same markets;
- availability and cost of programming and the continued volatility of networks and syndicators that provide us with programming content;
- the effects of the Federal Communications Commission's (FCC's) National Broadband Plan and the potential reclamation of some of our broadcasting spectrum;
- the effects of governmental regulation of broadcasting or changes in those regulations and court actions interpreting those regulations, including ownership regulations, indecency regulations, retransmission regulations and political or other advertising restrictions;
- labor disputes and legislation and other union activity;
- the broadcasting community's ability to develop a viable mobile digital broadcast television (mobile DTV) strategy and platform and the consumer's appetite for mobile television;
- the operation of low power devices in the broadcast spectrum, which could interfere with our broadcast signals;
- the effects of new ratings system technologies including "people meters" and "set-top boxes", and the ability of such technologies to be a reliable standard that can be used by advertisers;

Risks specific to us

- the effectiveness of our management;
- our ability to attract and maintain local and national advertising;
- our ability to service our substantial debt obligations and operate our business under restrictions contained in our financing agreement;
- our ability to successfully renegotiate retransmission consent agreements;
- our ability to renew our FCC licenses;
- our ability to maintain our affiliation and programming service agreements with our networks and program service providers and at renewal, to successfully negotiate these agreements with favorable terms;
- the impact of reverse network compensation payments made by us to networks pursuant to our affiliation agreements requiring compensation for network programming and the resulting negative effect on our operating results;
- the popularity of syndicated programming we purchase and network programming that we air;
- the strength of ratings for our local news broadcasts including our news sharing arrangements;
- changes in the makeup of the population in the areas where our stations are located;
- the successful execution of our multi-channel broadcasting initiatives including mobile DTV; and
- the results of prior year tax audits by taxing authorities.

Other matters set forth in this report and other reports filed with the Securities and Exchange Commission, including the *Risk Factors* set forth in Item 1A of our Form 10-K for the year ended December 31, 2010 may also cause actual results in the future to differ materially from those described in the forward-looking statements. However, additional factors and risks not currently known to us or that we currently deem immaterial may also cause actual results in the future to differ materially from those described in the forward-looking statements. You are cautioned not to place undue reliance on any forward-looking statements, which speaks only as of the date on which it is made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this report might not occur.

SELECTED FINANCIAL DATA

The selected consolidated financial data for the years ended December 31, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements. The consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 are included elsewhere in this report.

The information below should be read in conjunction with *Management's Discussion and Analysis of Financial Condition and Results of Operations* and the consolidated financial statements included elsewhere in this report.

STATEMENTS OF OPERATIONS DATA
(In thousands, except per share data)

For the Years Ended December 31,	2010	2009	2008	2007	2006
Statements of Operations Data:					
Net broadcast revenues (a)	$ **655,378**	$ 554,597	$ 639,163	$ 622,643	$ 627,075
Revenues realized from station barter arrangements	**75,210**	58,182	59,877	61,790	54,537
Other operating divisions revenues	**36,598**	43,698	55,434	33,667	24,610
Total revenues	**767,186**	656,477	754,474	718,100	706,222
Station production expenses	**154,133**	142,415	158,965	148,707	144,236
Station selling, general and administrative expenses	**127,091**	122,833	136,142	140,026	137,995
Expenses recognized from station barter arrangements	**67,083**	48,119	53,327	55,662	49,358
Depreciation and amortization (b)	**116,003**	138,334	147,527	157,178	153,399
Other operating divisions expenses	**30,916**	45,520	59,987	33,023	24,193
Corporate general and administrative expenses	**26,800**	25,632	26,285	24,334	22,795
Gain on asset exchange	**—**	(4,945)	(3,187)	—	—
Impairment of goodwill, intangible and other assets	**4,803**	249,799	463,887	—	15,589
Operating income (loss)	**240,357**	(111,230)	(288,459)	159,170	158,657
Interest expense and amortization of debt discount and deferred financing cost	**(116,046)**	(80,021)	(87,634)	(102,228)	(115,217)
(Loss) gain from extinguishment of debt	**(6,266)**	18,465	5,451	(30,716)	(904)
(Loss) income from equity and cost investees	**(4,861)**	354	(2,703)	601	6,338
Other income, net	**2,667**	1,972	3,461	6,305	6,117
Income (loss) from continuing operations before income taxes	**115,851**	(170,460)	(369,884)	33,132	54,991
Income tax (provision) benefit	**(40,226)**	32,512	121,362	(16,163)	(6,589)
Income (loss) from continuing operations	**75,625**	(137,948)	(248,522)	16,969	48,402
Discontinued operations:					
(Loss) income from discontinued operations, net of related income taxes	**(577)**	(81)	(141)	1,219	3,701
Gain on sale of discontinued operations, net of related income taxes	**—**	—	—	1,065	1,774
Net income (loss)	$ **75,048**	$ (138,029)	$ (248,663)	$ 19,253	$ 53,877
Net loss (income) attributable to noncontrolling interest	**1,100**	2,335	2,133	(279)	100
Net income (loss) attributable to Sinclair Broadcast Group	$ **76,148**	$ (135,694)	$ (246,530)	$ 18,974	$ 53,977

For the Years Ended December 31,	2010	2009	2008	2007	2006
Earnings (Loss) Per Common Share Attributable to Sinclair Broadcast Group:					
Basic earnings (loss) per share from continuing operations	$ **0.96**	$ (1.70)	$ (2.87)	$ 0.19	$ 0.57
Basic (loss) earnings per share from discontinued operations	$ **(0.01)**	$ —	$ —	$ 0.03	$ 0.06
Basic earnings (loss) per share	$ **0.95**	$ (1.70)	$ (2.87)	$ 0.22	$ 0.63
Diluted earnings (loss) per share from continuing operations	$ **0.95**	$ (1.70)	$ (2.87)	$ 0.19	$ 0.57
Diluted (loss) earnings per share from discontinued operations	$ **(0.01)**	$ —	$ —	$ 0.03	$ 0.06
Diluted earnings (loss) per share	$ **0.94**	$ (1.70)	$ (2.87)	$ 0.22	$ 0.63
Dividends declared per share	$ **0.430**	$ —	$ 0.800	$ 0.625	$ 0.450
Balance Sheet Data:					
Cash and cash equivalents	$ **21,974**	$ 23,224	$ 16,470	$ 20,980	$ 67,408
Total assets	$ **1,485,924**	$ 1,590,029	$ 1,816,407	$ 2,224,187	$ 2,271,580
Total debt (c)	$ **1,212,065**	$ 1,366,308	$ 1,362,278	$ 1,320,417	$ 1,413,623
Total (deficit) equity	$ **(157,082)**	$ (202,222)	$ (58,700)	$ 269,581	$ 267,329

(a) Net broadcast revenues is defined as broadcast revenues, net of agency commissions.

(b) Depreciation and amortization includes amortization of program contract costs and net realizable value adjustments, depreciation and amortization of property and equipment and amortization of definite-lived intangible assets and other assets.

(c) Total debt is defined as notes payable, capital leases and commercial bank financing, including the current and long-term portions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis provides qualitative and quantitative information about our financial performance and condition and should be read in conjunction with our consolidated financial statements and the accompanying notes to those statements. This discussion consists of the following sections:

Executive Overview – a description of our business, financial highlights from 2010, information about industry trends and sources of revenues and operating costs;

Critical Accounting Policies and Estimates – a discussion of the accounting policies that are most important in understanding the assumptions and judgments incorporated in the consolidated financial statements and a summary of recent accounting pronouncements;

Results of Operations – a summary of the components of our revenues by category and by network affiliation or program service arrangement, a summary of other operating data and an analysis of our revenues and expenses for 2010, 2009 and 2008, including comparisons between years and certain expectations for 2011; and

Liquidity and Capital Resources – a discussion of our primary sources of liquidity, an analysis of our cash flows from or used in operating activities, investing activities and financing activities, a discussion of our dividend policy and a summary of our contractual cash obligations and off-balance sheet arrangements.

We have two reportable operating segments, "broadcast" and "other operating divisions" that are disclosed separately from our corporate activities. Our broadcast segment includes our stations. Our other operating divisions segment primarily earned revenues in 2010 from sign design and fabrication; regional security alarm operating and bulk acquisitions; and real estate ventures. In addition to the revenues noted in 2010, in 2009, our other operating divisions segment earned revenues from information technology staffing, consulting and software development; and transmitter manufacturing. Corporate and unallocated expenses primarily include our costs to operate as a public company and to operate our corporate headquarters location. Corporate is not a reportable segment.

STG, included in the broadcast segment and a wholly owned subsidiary of Sinclair Broadcast Group, Inc. (SBG), is the primary obligor under our Bank Credit Agreement, the 9.25% Notes and the 8.375% Notes and was the primary obligor under the 8.0% Senior Subordinated Notes, due 2012 (the 8.0% Notes) until they were fully redeemed in 2010. Our Class A Common Stock, Class B Common Stock, the 6.0% Notes, the 4.875% Convertible Senior Notes due 2018 (the 4.875% Notes) and the 3.0%

Convertible Senior Notes due 2027 (the 3.0% Notes) remain obligations and securities of SBG and are not obligations or securities of STG. SBG is a guarantor under the Bank Credit Agreement, the 9.25% Notes and the 8.375% Notes.

EXECUTIVE OVERVIEW

2010 Events

- In January, we entered into a one-year retransmission consent agreement with Mediacom for continued carriage of the signals of 22 stations owned and/or operated by us in 15 markets; In December, we entered into a further renewal of our retransmission consent agreement with Mediacom for a term expiring January 1, 2013;
- In February, we entered into an agreement for carriage of TheCoolTV, a music video provider on certain of our stations' secondary digital signal;
- In February, we entered into a network affiliation agreement effective September 1, 2010 with The CW for KMYS-TV in San Antonio, Texas, expiring August 31, 2011. KMYS-TV switched from MyNetworkTV to The CW on the effective date;
- In February, we purchased at par approximately $12.3 million and $14.3 million of the 3.0% and 4.875% Notes, respectively, pursuant to tender offers;
- In March, we entered into a renewal of nine ABC network affiliation agreements which represents all of our ABC affiliates, effective January 1, 2010 and expiring August 31, 2015;
- In April, we prepaid $25.0 million of the Bank Credit Agreement's Term Loan B;
- In May, the put right period for the 3.0% Notes expired and holders representing $10.0 million of the notes exercised their put rights. Holders of the remaining $5.4 million of 3.0% Notes can exercise put rights again in May 2017;
- In August, we entered into an agreement with The Country Network, a country music video network, to air on 34 of our stations' second or third digital signal;
- In August, we entered into an amendment of our Bank Credit Agreement. Under the amendment we paid down $35.0 million of the outstanding $305.0 million balance of our Term Loan B and repriced the remaining outstanding amount of $270.0 million;
- In September, we repurchased, in the open market, $17.0 million of the 4.875% Notes;
- In October, we issued $250.0 million of 8.375% Notes;
- In October, we received $8.4 million in federal tax refunds;
- In October, we purchased approximately $58.0 million and $175.7 million of 6.0% and 8.0% Notes, respectively, pursuant to tender offers;
- In November, our Board of Directors declared a $0.43 per share common stock dividend paid in December 2010;
- In November, we redeemed all of the remaining $49.0 million of 8.0% Notes;
- In December, we renewed our FOX affiliation agreements, which were due to expire on March 2012, until December 31, 2012. We also entered into a programming licensing agreement with the FOX network which allows the Company to enter into retransmission consent agreements with distributors for the remainder of the affiliation agreement;
- Excluding political, local revenues have increased 13.0% and national revenues have increased 8.9% during 2010 versus 2009 as advertising levels and retransmission revenues have gained momentum. Production, selling and general and administrative expenses combined have increased 6.0% over the same period primarily due to higher revenues and commissions; and
- Political revenues increased 2.2% compared to 2008 and 34.9% compared to 2006.

2011 Events

- In January, the put right period for the 4.875% Notes expired and no holders of the remaining $5.7 million outstanding exercised put rights. There are no further put rights through final maturity on July 15, 2018;
- In January, we extended our program service arrangement with MyNetworkTV until Fall 2014;
- In January, we entered into a multi-year retransmission consent agreement with Bright House Networks, LLC for the carriage of six of the stations owned and/or operated by us in four markets;
- In February, our Board of Directors reinstated a quarterly common stock dividend of $0.12 per share;
- In February, we entered into a multi-year retransmission consent agreement with Time Warner Cable for continued carriage of 28 of the stations owned and /or operated by us in 17 markets;
- In February, revenue related to the Super Bowl, which aired on our 20 FOX affiliates was $6.2 million, a 26.5% increase from revenue generated in 2008, the last time FOX aired the Super Bowl;

- In February, we disclosed our intention to refinance a portion of and to amend certain terms of the Bank Credit Agreement; and
- In March, we reached an agreement-in-principle with Comcast Corporation for a multi-year retransmission consent agreement for the continued carriage of 36 stations in 22 markets owned and/or operated by us or to which we provide sales services.

Industry Trends

- Political advertising increases in even-numbered years, such as 2010, due to the advertising expenditures from candidates running in local and national elections. In addition, political revenue has consistently risen between presidential election or mid-term election years such as from 2004 to 2008 or from 2006 to 2010, respectively. In every fourth year, such as 2008, political advertising is usually elevated further due to presidential elections. However, due to the contentious mid-term elections our political revenues in 2010 not only exceeded 2006 results, but exceeded 2008 presidential election year revenues as well;
- The FCC has permitted broadcast television stations to use their digital spectrum for a wide variety of services including multi-channel broadcasts. The FCC "must carry" rules only apply to a station's primary digital stream;
- A number of other broadcasters, including Sinclair, have joined together in organizations such as the OMVC, M500 and the MCV to focus on efforts to accelerate the nationwide availability of mobile DTV service and work through programming, distribution and aggregation opportunities. There is potential for broadcasters to create an additional revenue stream by providing their signals to mobile devices as well as through other multi-channel initiatives;
- Retransmission consent rules provide a mechanism for broadcasters to seek payment from multi-channel video programming distributors (MVPDs) who carry broadcasters' signals. Recognition of the value of the programming content provided by broadcasters, including local news and other programming and network programming all in HD has generated increased local revenues;
- Automotive-related advertising is a significant portion of our total net revenues in all periods presented and these revenues trended downward in most of 2009 due to the economic turmoil. However, this sector has dramatically trended upward in 2010 and into 2011 as of the date of this filing, due to improved economic conditions;
- Many broadcasters are enhancing/upgrading their websites to use the internet to deliver rich media content, such as newscasts and weather updates, to attract advertisers;
- Seasonal advertising increases in the second and fourth quarters due to the anticipation of certain seasonal and holiday spending by consumers;
- Broadcasters have found ways to increase returns on their news programming initiatives while continuing to maintain locally produced content through the use of news sharing arrangements;
- Station outsourcing arrangements are becoming more common as broadcasters seek out ways to improve revenues and margins;
- Advertising revenue related to the Olympics occurs in even numbered years and the Super Bowl is aired on a different network each year. Both of these popularly viewed events can have an impact on our advertising revenues; and
- Compensation from networks to their affiliates in exchange for broadcasting of network programming has halted. Networks now require compensation from broadcasters for the use of network programming.

Sources of Revenues and Costs

Our operating revenues are derived from local and national advertisers and, to a much lesser extent, from political advertisers. From 2006 to 2010, we began to generate new local revenues from our retransmission consent agreements. Our revenues from local advertisers had seen a continued upward trend until 2008 and 2009 when non-political revenues fell from 2007 due to the economic recession. We saw an increase in local revenues in 2010. Revenues from national advertisers have continued to trend downward when measured as a percentage of total broadcast revenues. We believe this trend is the result of our focus on increasing local advertising revenues as a percentage of total advertising revenues, combined with a decrease in overall spending by national advertisers and an increase in the number of competitive media outlets providing national advertisers multiple alternatives in which to advertise their goods or services. Our efforts to mitigate the effect of these increasingly competitive media outlets for national advertisers include continuing our efforts to increase local revenues and developing innovative sales and marketing strategies to sell traditional and non-traditional services to our advertisers including the success of multi-channel digital initiatives together with mobile DTV. In addition, our revenue success is dependent on the success and advertising spending levels of the automotive industry.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates including those related to bad debts, program contract costs, intangible assets, income taxes, property and equipment, investments and derivative contracts. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates have been consistently applied for all years presented in this report and in the past we have not experienced material differences between these estimates and actual results. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and such differences could be material.

We have identified the policies below as critical to our business operations and to the understanding of our results of operations. For a detailed discussion of the application of these and other accounting policies, see *Note 1. Nature of Operations and Summary of Significant Accounting Policies,* in the Notes to our Consolidated Financial Statements.

Valuation of Goodwill, Long-Lived Assets, Intangible Assets and Equity and Cost Method Investments. We periodically evaluate our goodwill, broadcast licenses, long-lived assets, intangible assets and equity and cost method investments for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on estimated future cash flows, market conditions, operating performance of our stations and legal factors. Future events could cause us to conclude that impairment indicators exist and that the net book value of long-lived assets, intangible assets and equity and cost method investments is impaired. Any resulting impairment loss could have a material adverse impact on our consolidated balance sheets and consolidated statements of operations.

We have determined our broadcast licenses to be indefinite-lived intangible assets in accordance with the accounting guidance for goodwill and other intangible assets, which requires such assets along with our goodwill to be tested for impairment on an annual basis or more often when certain triggering events occur. As of December 31, 2010, we had $660.0 million of goodwill, $47.4 million in broadcast licenses, and $184.7 million in definite-lived intangibles. We test our broadcast licenses and goodwill by estimating the fair market value of the broadcast licenses, or the fair value of our reporting units in the case of goodwill, using a combination of quoted market prices, observed earnings/cash flow multiples paid for comparable television stations, discounted cash flow models and appraisals. We then compare the estimated fair market value to the book value of these assets to determine if an impairment exists. We aggregate our stations by market for purposes of our goodwill and license impairment testing and we believe that our markets are most representative of our broadcast reporting units because we view, manage and evaluate our stations on a market basis. Furthermore, in our markets operated as duopolies, certain costs of operating the stations are shared including the use of buildings and equipment, the sales force and administrative personnel. Our discounted cash flow model is based on our judgment of future market conditions within each designated marketing area, as well as discount rates that would be used by market participants in an arms-length transaction. Future events could cause us to conclude that market conditions have declined or discount rates have increased to the extent that our broadcast licenses and/or goodwill could be impaired. Any resulting impairment loss could have a material adverse impact on our consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows. Based on assessments performed during the year ended December 31, 2010, we recorded $4.8 million of impairment on our broadcast licenses and other assets, and during the years ended December 31, 2009 and 2008 we recorded $249.8 million and $463.9 million, respectively, in impairment losses on our goodwill, broadcast licenses and other assets. The impairment charge taken in 2008 was primarily due to the severe economic downturn during the fourth quarter, and as a result, we made downward revisions to forecasted cash flows, cash flow multiples and growth rates. Of the $249.8 million in impairment recorded in 2009, we recorded $130.1 million in the first quarter of 2009. We performed an interim impairment test in the first quarter of 2009 due to the severe economic downturn and continued decrease in our market capitalization. Accordingly, we made further revisions to our forecasted cash flows, cash flow multiples, and discount rates. The impairment charge taken during the fourth quarter of 2009 was primarily due to the continued deterioration of the economy which resulted in further decreases in our forecasted cash flows and increases in our discount rates. The $4.8 million impairment charge recorded in 2010 was primarily the result of additional cash outflows for increased signal strength necessary to maintain competitive market positions.

The implied value of our broadcast goodwill is calculated using a discounted cash flow model for 4 years and estimating the terminal value of the reporting units using a multiple of cash flows. The value of our broadcast licenses is calculated using a discounted cash flow model for eight years and estimating the terminal value based on the constant growth model and a compound annual growth rate.

The key assumptions used to determine the fair value of our reporting units to test our goodwill for impairment and to determine the fair value of our broadcast licenses consist of discount rates, revenue and expense growth rates, constant growth rates and comparable business multiples. The revenue and expense growth rates used in our goodwill impairment testing and the revenue, expense and constant growth rates used in determining the fair value of our broadcast licenses have decreased slightly from 2009 to 2010. However, the baseline cash flows to which these growth rates were applied have increased due to a stronger than expected recovery in revenue in 2010. The growth rates are based on market studies, industry knowledge and historical performance.

The discount rates used to determine the fair value of our reporting units to test our goodwill for impairment and to determine the fair value of our broadcast licenses have slightly decreased from 2009 to 2010. The discount rate is based on a number of factors including market interest rates, a weighted average cost of capital analysis based on the target capital structure for a television station, and includes adjustments for market risk and company specific risk. The decrease in the discount rate is primarily due to a slight decrease in the general cost of equity in 2010.

The comparable business multiple used to determine the fair value of our reporting units to test our goodwill for impairment has not changed from 2009 to 2010. Due to the lack of data from comparable sales transactions in the past two years, we estimated the multiple that would most likely be paid for a mature, cash flowing television station in the current marketplace.

After taking the effect of the above mentioned impairment, as of December 31, 2010, all of our reporting units tested for goodwill impairment had fair values that were greater than the carrying value by more than 10%.

For the year ended December 31, 2010, an increase in our discount rate of 10% and/or a decrease in our multiple of 10% would not result in a goodwill impairment. An increase in our discount rate of greater than 89% or a decrease in our multiple of greater than 39% would likely cause reporting units to fail our Step 1 test for goodwill impairment and could lead to goodwill impairment.

When factors indicate that there may be a decrease in value of an equity or cost method investment, we assess that investment and determine whether a loss in value has occurred. If that loss is deemed to be other than temporary an impairment loss is recorded. For any investments that indicate a potential impairment, we estimate the fair value of those investments using discounted cash flow models, unrelated third party valuations or industry comparables, based on the various facts available to us. During 2010, we recorded $6.7 million of impairment on equity method investments. No impairment of our equity or cost method investments was recorded in 2009 or 2008.

Revenue Recognition. Advertising revenues, net of agency commissions, are recognized in the period during which commercials are aired. All other revenues are recognized as services are provided. The revenues realized from station barter arrangements are recorded as the programs are aired at the estimated fair value of the advertising airtime given in exchange for the program rights.

Our retransmission consent agreements contain both advertising and retransmission consent elements that are paid in cash. We have determined that our agreements are revenue arrangements with multiple deliverables. Advertising and retransmission consent deliverables sold under our agreements are separated into different units of accounting based on fair value. Revenue applicable to the advertising element of the arrangement is recognized consistent with the advertising revenue policy noted above. Revenue applicable to the retransmission consent element of the arrangement is recognized ratably over the life of the agreement.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from extending credit to our customers that are unable to make required payments. If the economy and/or the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. For example, a 10% increase in the balance of our allowance for doubtful accounts as of December 31, 2010, would increase bad debt expense by approximately $0.3 million. The allowance for doubtful accounts was $3.2 million and $2.9 million as of December 31, 2010 and 2009, respectively.

Program Contract Costs. We have agreements with distributors for the rights to televise programming over contract periods, which generally run from one to seven years. Contract payments are made in installments over terms that are generally equal to or shorter than the contract period. Each contract is recorded as an asset and a liability at an amount equal to its gross cash contractual commitment when the license period begins and the program is available for its first showing. The portion of program contracts which become payable within one year is reflected as a current liability in the consolidated balance sheets. As of December 31, 2010 and 2009, we recorded $45.7 million and $60.2 million, respectively, in program contract assets and $97.9 million and $140.4 million, respectively, in program contract liabilities.

The programming rights are reflected in the consolidated balance sheets at the lower of unamortized cost or estimated net realizable value (NRV). Estimated NRVs are based on management's expectation of future advertising revenue, net of sales commissions, to be generated by the remaining program material available under the contract terms. In conjunction with our

NRV analysis of programming rights reflected in our consolidated balance sheets, we perform similar analysis on future programming rights yet to be reflected in our consolidated balance sheets and establish allowances when future payments exceed the estimated NRV. Amortization of program contract costs is generally computed using a four-year accelerated method or a straight-line method, depending on the length of the contract. Program contract costs estimated by management to be amortized within one year are classified as current assets. Program contract liabilities are typically paid on a scheduled basis and are not reflected by adjustments for amortization or estimated NRV. If our estimate of future advertising revenues declines, then additional write downs to NRV may be required.

Income Tax. We recognize deferred tax assets and liabilities based on the differences between the financial statements carrying amounts and the tax bases of assets and liabilities. As of December 31, 2010 and 2009, we recorded $9.7 million and $7.3 million, respectively, in deferred tax assets and $210.3 million and $169.5 million, respectively, in deferred tax liabilities. We provide a valuation allowance for deferred tax assets if we determine, based on the weight of all available evidence, that it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2010, valuation allowances have been provided for a substantial amount of our available state net operating losses. Management periodically performs a comprehensive review of our tax positions and accrues amounts for tax contingencies. Based on these reviews, the status of ongoing audits and the expiration of applicable statute of limitations, accruals are adjusted as necessary in accordance with income tax accounting guidance.

Recent Accounting Pronouncements

In September 2009, the Financial Accounting Standards Board (FASB) ratified the Emerging Issues Task Force's (EITF's) amended guidance on accounting for revenue arrangements with multiple deliverables. The amended guidance allows the use of an estimated selling price for the undelivered units of accounting in transactions in which vendor-specific objective evidence (VSOE) or third-party evidence (TPE) does not exist. The amended guidance no longer allows the use of the residual method when allocating arrangement consideration between the delivered and undelivered units of accounting if VSOE and TPE of selling price does not exist for all units of accounting. Entities are required to estimate the selling price of the deliverables, when VSOE and TPE are not available, and then allocate the consideration based on the relative selling prices of the deliverables. This guidance also requires additional disclosures including the amount of revenue recognized each reporting period and the amount of deferred revenue as of the end of each reporting period under this guidance. This guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010 and should be applied on a prospective basis. We do not believe that this guidance will have a material impact on our consolidated financial statements.

In January 2010, the FASB amended the guidance on fair value measurements and disclosures to add two new disclosure provisions to the current fair value disclosure guidance, including (1) details of transfers in and out of level 1 and level 2 measurements, and (2) gross presentation of activity within the level 3 roll forward. The guidance also amends two existing fair value disclosure requirements so that entities are required to disclose (1) the valuation techniques and inputs used to develop fair value measurements for assets and liabilities that are measured at fair value on both a recurring basis and nonrecurring basis in periods subsequent to initial recognition and (2) fair value measurement disclosures for each class of assets and liabilities. A class is defined as a subset of assets or liabilities within a line item in the statement of financial position. The guidance is for interim and annual reporting periods beginning after December 15, 2009, except for the changes to the level 3 roll forward which are effective for fiscal years beginning after December 15, 2010. We added the required disclosures under this guidance to our consolidated financial statements.

In November 2010, the FASB ratified the EITF's amended guidance with respect to goodwill impairment. The amended guidance requires that step two of the goodwill impairment test be performed if the carrying amount of a reporting unit is zero or negative and it is more likely than not that a goodwill impairment exists based on any adverse qualitative factors including an evaluation of the triggering circumstances noted in the guidance. The change is effective for fiscal years and interim changes within those years beginning after December 15, 2010. We do not believe that this guidance will have a material impact on our consolidated financial statements.

RESULTS OF OPERATIONS

In general, this discussion is related to the results of our continuing operations, except for discussions regarding our cash flows, which also include the results of our discontinued operations. Unless otherwise indicated, references in this discussion to 2010, 2009 and 2008 are to our fiscal years ended December 31, 2010, 2009 and 2008, respectively. Additionally, any references to the first, second, third or fourth quarters are to the three months ended March 31, June 30, September 30 and December 31, respectively, for the year being discussed. We have two reportable segments, "broadcast" and "other operating divisions" that are disclosed separately from our corporate activities.

Seasonality/Cyclicality

Our operating results are usually subject to seasonal fluctuations. Usually, the second and fourth quarter operating results are higher than the first and third quarters because advertising expenditures are increased in anticipation of certain seasonal and holiday spending by consumers. The negative financial and economic conditions effected the usual seasonal fluctuations in 2009. In 2010, as the economy started to stabilize and recover, our seasonal fluctuations returned to normal.

Our operating results are usually subject to fluctuations from political advertising. In even numbered years, political spending is usually significantly higher than in odd numbered years due to advertising expenditures preceding local and national elections. Additionally, every four years, political spending is elevated further due to advertising expenditures preceding the presidential election. Due to the contentious mid-term elections our political revenues in 2010 not only exceeded 2006 results, but exceeded 2008 presidential election year revenues as well.

BROADCAST SEGMENT

Operating Data

The following table sets forth certain of our operating data from continuing operations for the years ended December 31, 2010, 2009 and 2008 (in millions). For definitions of terms, see the footnotes to the table in *Selected Financial Data.*

	Years Ended December 31,		
	2010	**2009**	**2008**
Net broadcast revenues	**$ 655.4**	$ 554.6	$ 639.2
Revenues realized from station barter arrangements	**75.2**	58.2	59.9
Other operating divisions revenues	**36.6**	43.7	55.4
Total revenues	**767.2**	656.5	754.5
Station production expenses	**154.1**	142.4	159.0
Station selling, general and administrative expenses	**127.1**	122.8	136.1
Expenses recognized from station barter arrangements	**67.1**	48.1	53.3
Depreciation and amortization	**116.0**	138.4	147.6
Gain on asset exchange	**—**	(4.9)	(3.2)
Other operating divisions expenses	**30.9**	45.5	60.0
Corporate general and administrative expenses	**26.8**	25.6	26.3
Impairment of goodwill, intangible and other assets	**4.8**	249.8	463.9
Operating income (loss)	**$ 240.4**	$ (111.2)	$ (288.5)
Net income (loss) attributable to Sinclair Broadcast Group	**$ 76.1**	$ (135.7)	$ (246.5)

Broadcast Revenues

The following table presents our revenues from continuing operations, net of agency commissions, for the three years ended December 31, 2010, 2009 and 2008 (in millions):

				Percent Change	
	2010	**2009**	**2008**	**'10 vs. '09**	**'09 vs. '08**
Local revenues:					
Non-political	**$ 463.6**	$ 410.2	$ 431.4	13.0%	(4.9%)
Political	**12.8**	2.3	11.0	(a)	(a)
Total local	**476.4**	412.5	442.4	15.5%	(6.8%)
National revenues:					
Non-political	**149.8**	137.5	166.7	8.9%	(17.5%)
Political	**29.2**	4.6	30.1	(a)	(a)
Total national	**179.0**	142.1	196.8	26.0%	(27.8%)
Total net broadcast revenues	**$ 655.4**	$ 554.6	$ 639.2	18.2%	(13.2%)

(a) Political revenue is not comparable from year to year due to the cyclicality of elections. See *Political Revenues* below for more information.

Our largest categories of advertising and their approximate percentages of 2010 net time sales, which includes the advertising portion of our local and national revenues, were automotive (17.9%), professional services (15.5%), political (8.0%), schools

(7.7%) and fast food (6.2%). No other advertising category accounted for more than 5.0% of our net time sales in 2010. No advertiser accounted for more than 1.0% of our consolidated revenue in 2010. We conduct business with thousands of advertisers.

Our primary types of programming and their approximate percentages of 2010 net time sales were syndicated programming (41.1%), network programming (25.2%), news (20.0%), sports programming (7.4%) and direct advertising programming (6.3%).

From a network affiliation or program service arrangement perspective, the following table sets forth our affiliate percentages of net time sales for the years ended December 31, 2010 and 2009:

	# of Stations	Percent of Net Time Sales for the Twelve Months Ended December 31,		Net Time Sales Percent Change	
		2010	2009	**'10 vs. '09**	**'09 vs. '08**
FOX	20	**45.5%**	45.0%	17.7%	(19.0%)
ABC	9	**21.9%**	20.0%	27.4%	(25.6%)
MyNetworkTV	16	**15.8%**	17.1%	7.4%	(13.8%)
The CW	10	**13.0%**	14.2%	6.3%	(20.3%)
CBS	2	**3.0%**	2.8%	23.4%	(16.9%)
NBC	1	**0.7%**	0.7%	8.3%	(21.9%)
Digital	(a)	**0.1%**	0.2%	12.5%	22.3%
Total	58				

(a) We broadcast programming from network affiliations or program service arrangements with TheCoolTV, The Country Network, MyNetworkTV, This TV and Estrella on 69 channels through our stations' second and third digital signals.

Net Broadcast Revenues. From a revenue category standpoint, 2010 when compared to 2009 was impacted by increases in most of the advertising sectors as the country's economic conditions in general began to strengthen. Automotive, our largest category in 2010, was up 36.9% compared to 2009 as automotive dealers and manufacturers increased spending in response to an increase in auto sales.

From a revenue category standpoint, 2009 when compared to 2008 was impacted by decreases in virtually all of the advertising sectors. However, during the later half of the year, we did see a positive trend in increased advertising spending which continued through the end of the year. Services was our largest category in 2009; however, during the fourth quarter we began to see a trend back towards the historical norm of automotive advertising representing our largest category as automotive dealers and manufacturers increased spending. During 2009, automotive revenues were helped by the government's "Cash for Clunkers" program, however, our net times sales from the automotive sector were down 33.6% for 2009 compared to 2008.

Political Revenues. Political revenues, which include time sales from political advertising, increased by $35.1 million to $42.0 million for 2010 when compared to 2009. Political revenues are typically higher in election years such as 2010. A contentious mid-term election, resulted in 2010 political spending exceeding 2008's $41.1 million. Political revenues were only $6.9 million in 2009 due to the absence of significant elections. We expect political revenues to decrease in 2011 from 2010 levels.

Local Revenues. Excluding political revenues, our local broadcast revenues, which include local times sales, retransmission revenues and other local revenues, were up $53.4 million for 2010, compared to 2009. The increase is due to an increase in advertising spending particularly in the automotive sector and an increase in retransmission revenues from MVPDs. Excluding political revenues, our local broadcast revenues were down $21.2 million for 2009 when compared to 2008. This decrease was primarily due to negative financial and economic conditions, which impeded 2009 advertising spending levels, as well as, a decrease due to a change in networks for the Super Bowl programming from FOX to NBC. These decreases were offset by an increase in revenues from retransmission consent agreements with MVPDs.

National Revenues. Our national broadcast revenues, excluding political revenues, which include national time sales and other national revenues, were up $12.3 million for 2010 when compared to 2009. Over the past few years, national revenues have trended downward; however, our 2010 results were up. This was primarily due to the amplified decline in 2009 from the effects of the recent recession and a rebound in advertising spending in 2010 along with the assistance from an improved automotive sector. Excluding political revenues, our national broadcast revenues were down $29.2 million for 2009 when compared to 2008. This decrease was partially due to negative financial and economic conditions, which impeded 2009 advertising spending levels.

Broadcast Expenses

The following table presents our significant operating expense categories for the years ended December 31, 2010, 2009 and 2008 (in millions):

	2010	2009	2008	Percent Change (Increase/(Decrease)) '10 vs. '09	'09 vs. '08
Station production expenses	**$ 154.1**	$ 142.4	$ 159.0	8.2%	(10.4%)
Station selling, general and administrative expenses	**$ 127.1**	$ 122.8	$ 136.1	3.5%	(9.8%)
Amortization of program contract costs and net realizable value adjustments	**$ 60.9**	$ 73.1	$ 84.4	(16.7%)	(13.4%)
Corporate general and administrative expenses	**$ 23.7**	$ 8.6	$ 7.3	175.6%	17.8%
Gain on asset exchange	**$ —**	$ 4.9	$ 3.2	(100.0%)	53.1%
Impairment of goodwill, intangible and other assets	**$ 4.8**	$ 249.6	$ 462.3	(98.1%)	(46.0%)

Station production expenses. Station production expenses for 2010 increased compared to 2009. This increase was primarily due to an increase in fees pursuant to network affiliation agreements, increased promotional advertising expenses, increased compensation expense and increased maintenance costs to remove analog equipment. Additionally, news profit share expenses increased due to increased news performance which resulted in higher payments to our news share partner pursuant to news share arrangements with another broadcaster. These increases were partially offset by a decrease in electric expense due to the digital signal conversion in June 2009 and cessation of analog transmission.

Station production expenses for 2009 decreased compared to 2008. This decrease was primarily due to lower compensation expense and electric expenses due to the digital signal conversion in June 2009 and cessation of analog transmission. Additionally, promotional advertising decreased due to our revised media-spending plan.

Station selling, general and administrative expenses. Station selling, general and administrative expenses increased for 2010 compared to 2009. This increase was primarily due to higher national sales representative and local commissions costs due to an increase in sales and increased non-income based tax expenses. These increases were partially offset by decreased trade transaction expense and bad debt expense.

Station selling, general and administrative expenses decreased for 2009 compared to 2008. This decrease was primarily due to lower compensation expense and local commissions and national rep commissions savings due to lower revenues in 2009 compared to 2008.

We expect 2011 station production and station selling, general and administrative expenses, excluding barter, to trend higher than our 2010 results.

Amortization of program contract costs and net realizable value adjustments. The amortization of program contract costs decreased during 2010 compared to 2009 and 2009 compared to 2008. Over the past few years, we have entered into barter arrangements for short-term program contracts which are less expensive and result in lower contract cost amortization. We expect program contract amortization to trend lower in 2011 compared to 2010.

Corporate general and administrative expenses. See explanation under *Corporate and Unallocated Expenses*

Gain on asset exchange. During 2009 and 2008, we recognized a non-cash gain of $4.9 million and $3.2 million, respectively, from the exchange of equipment under agreements with Sprint Nextel Corporation and in association with the FCC's decision to allow Sprint Nextel Corporation to utilize our vacated analog spectrum in exchange for the new digital equipment. We received all applicable equipment pursuant to the agreement in 2009.

Impairment of goodwill, intangible and other assets. We completed our annual test of goodwill and broadcast licenses for impairment in fourth quarter 2010, 2009 and 2008. Due to the severity of the economic downturn and the decrease of our market capitalization, we also tested our goodwill and broadcast licenses for impairment during the first quarter 2009. See *Note 4. Goodwill, Broadcast Licenses and Other Intangible Assets*, in the Notes to our Consolidated Financial Statements. During 2010, we recorded impairments of $4.8 million related to our broadcast licenses and other assets. During 2009, we recorded impairments of $164.2 million and $80.4 million related to our goodwill and broadcast licenses and other assets, respectively. During 2008, we recorded impairments of $270.4 million and $191.8 million related to our broadcast licenses and goodwill, respectively.

OTHER OPERATING DIVISIONS SEGMENT REVENUE AND EXPENSE

The following table presents our other operating divisions segment revenue and expenses related to Triangle Signs & Services, LLC (Triangle), a sign designer and fabricator, Alarm Funding Associates, LLC. (Alarm Funding), a regional security alarm operating and bulk acquisition company, G1440 Holdings, Inc. (G1440), an information technology staffing, consulting and software development company, Acrodyne Communications, Inc. (Acrodyne), a manufacturer of television transmissions systems, and real estate ventures and other nominal businesses for the years ended December 31, 2010, 2009, and 2008 (in millions):

				Percent Change	
	2010	2009	2008	'10 vs. '09	'09 vs. '08
Revenues:					
G1440	$ —	$ 6.7	$ 10.9	(100.0%)	(38.5%)
Acrodyne	$ —	$ 4.2	$ 7.7	(100.0%)	(45.5%)
Triangle	$ **19.1**	$ 20.4	$ 28.9	(6.4%)	(29.4%)
Alarm Funding	$ **10.0**	$ 6.7	$ 2.7	49.3%	148.1%
Real Estate Ventures and other	$ **7.5**	$ 5.7	$ 5.2	31.6%	9.6%
Expenses: (a)					
G1440	$ —	$ 8.5	$ 11.4	(100.0%)	(25.4%)
Acrodyne	$ —	$ 6.8	$ 9.5	(100.0%)	(28.4%)
Triangle	$ **19.8**	$ 20.6	$ 27.0	(3.9%)	(23.7%)
Alarm Funding	$ **8.0**	$ 5.8	$ 2.9	37.9%	100.0%
Real Estate Ventures and other	$ **9.8**	$ 8.5	$ 13.6	15.3%	(37.5%)

(a) Comprises total expenses of the entity including other operating divisions expenses, depreciation and amortization and applicable other income (expense) items such as interest expense.

G1440 was sold in fourth quarter 2009 and Acrodyne closed its business September 30, 2009.

The decreases in Triangle's results for the year ended December 31, 2010 are primarily due to a decline in order volume in the early part of 2010; however, in later half of 2010 sales were up compared to the same period in 2009 as the economy improved. The increases in Alarm Funding's results are primarily due to the acquisition of new alarm monitoring contracts and the expansion of sales efforts.

Revenues have increased for our consolidated real estate ventures due to the ramp up of leasing activity for properties previously being developed. As of December 31, 2010, we held $52.6 million of real estate for development and sale and $49.7 million in equity method investments in real estate ventures.

(Loss) Income from Equity and Cost Method Investments. Results of our equity and cost method investments in private investment funds and real estate ventures are included in (loss) income from equity and cost method investments in our consolidated statements of operations. During 2010, we determined three of our investments were impaired, primarily due to decreases in the underlying values of our real estate investments, and we recorded impairments totaling $6.7 million. Additionally, during 2010, we recorded losses of $1.7 million related to other real estate ventures and income of $3.6 million related to certain private investment funds. During 2009, we recorded income of $0.4 million primarily related to certain private investment funds. During 2008, we recorded a loss of $1.0 million related to certain private investment funds and a loss of $2.8 million related to our real estate ventures. The losses were partially offset by a distribution of $0.7 million from a direct investment in a privately held small business.

CORPORATE AND UNALLOCATED EXPENSES

	2010	2009	2008	Percent Change (Increase/(Decrease)) '10 vs. '09	'09 vs. '08
Corporate general and administrative expenses	$ 2.2	$ 16.0	$ 17.7	(86.3%)	(9.6%)
Interest expense	$ 114.1	$ 78.5	$ 86.6	45.4%	(9.4%)
(Loss) gain from extinguishment of debt	$ (6.3)	$ 18.5	$ 5.5	(134.1%)	236.4%
Income tax (provision) benefit	$ (40.2)	$ 32.5	$ 121.4	(223.7%)	(73.2%)

Corporate general and administrative expenses In conjunction with our recent debt restructuring activities, we re-examined our corporate overhead cost allocation methodologies and made applicable changes to the way we allocate costs resulting in greater overhead absorption by our broadcast segment. This allocation change resulted in more corporate general and administrative expenses allocated to the *Broadcast Segment*, thus increasing that segment's corporate general and administrative expenses for 2010 accordingly. Therefore, rather than examining the yearly costs on a segment basis, we will examine the cost variance on an overall basis. The results that follow combine the corporate general and administrative expenses found in the *Broadcast Segment* with the corporate general and administrative expenses found in this section, *Corporate and Unallocated Expenses.* These results exclude general and administrative costs from our other operating divisions segment which are included in the expenses discussed in the *Other Operating Divisions Segment* section.

	2010	2009	2008	Percent Change (Increase/(Decrease)) '10 vs. '09	'09 vs. '08
Combined: *Broadcast Segment* and *Corporate and Unallocated Expenses*- corporate general and administrative expenses	$ 25.9	$ 24.6	$ 25.0	5.3%	(1.6%)

Combined corporate general and administrative expenses increased to $25.9 million in 2010 from $24.6 million in 2009. This is primarily due to a 2010 increase in compensation expense including an increase in executive bonuses and stock-based compensation related to stock-settled appreciation rights. The increases were partially offset by a reduction in health and other insurance costs as well as accounting and legal fees.

Combined corporate general and administrative expenses decreased to $24.6 million in 2009 from $25.0 million in 2008. This is primarily due to a 2009 decrease in compensation expense and stock-based compensation due to cost cutting efforts.

We expect corporate general and administrative expenses to increase in 2011 compared to 2010.

Interest expense. Interest expense has increased primarily due to the debt refinancings in fourth quarter 2009 and during 2010. As part of these comprehensive debt refinancings, we issued new 9.25% Notes in fourth quarter 2009, amended and restated our Bank Credit Agreement in fourth quarter 2009 and issued new 8.375% Notes in fourth quarter 2010, all of which accrue interest at higher rates than the debt replaced. Additionally, in the third quarter 2010, we further amended our Bank Credit Agreement. Our interest rate was reduced, however, certain costs amounting to $3.7 million associated with the amendment were expensed as interest. These increases were partially offset by the redemption or partial redemption of our 8.0% Notes, a portion of our 6.0% Notes in fourth quarter 2010, and our 3.0% Notes and 4.875% Notes. (See *Liquidity and Capital Resources* below for more information).

The decrease in interest expense in 2009 compared to 2008 was primarily due to a decrease in LIBOR, lowering our interest expense in 2009 on our Bank Credit Agreement. In addition, open market purchases during the first half of 2009 of our 6.0% Notes, 4.875% Notes and 3.0% Notes and partial extinguishment of the 3.0% Notes and 4.875% Notes pursuant to tender offers closed in fourth quarter 2009 lowered interest expense in 2009.

We expect interest expense to decrease in 2011 compared to 2010.

(Loss) gain from extinguishment of debt. During 2010, through a combination of tender offers, the exercise of holder put rights, and open market repurchases, we redeemed $64.1 million, $31.3 million and $22.3 million of our 6.0% Notes, 4.875% Notes and 3.0% Notes, respectively, resulting in a loss on extinguishment of $3.2 million, $0.5 million and $0.1 million, respectively. Additionally, we made a prepayment on our Term Loan B in second quarter 2010 and amended our Term Loan B in third quarter 2010, resulting in a loss of $3.1 million from extinguishment of debt. During fourth quarter, we redeemed $224.7 million in principal amount of our 8.0% Notes resulting in a gain of $0.7 million from extinguishment of debt.

During 2009, we redeemed $266.6 million and $106.5 million face value of the 3.0% Notes and 4.875% Notes, respectively, resulting in a gain of $0.4 million and $0.2 million, respectively, from extinguishment of debt. We repurchased, in the open market, $1.0 million face value of the 6.0% Notes and $50.7 million face value of the 3.0% Notes, resulting in a gain of $0.4 million and $18.5 million, respectively, from extinguishment of debt.

During 2008, we repurchased, in the open market, $38.7 million face value of the 8.0% Notes, $18.1 million face value of the 6.0% Notes and $6.5 million face value of the 4.875% Notes, resulting in a gain of $5.5 million from extinguishment of debt.

Income tax (provision) benefit. The 2010 income tax provision for our pre-tax income from continuing operations (including the effects of the noncontrolling interest) of $117.0 million resulted in an effective tax rate of 34.4%. The 2009 income tax benefit for our pre-tax loss from continuing operations (including the effects of the noncontrolling interest) of $168.1 million resulted in an effective tax rate of 19.3%. The increase in the absolute value of the effective tax rate from 2010 to 2009 is primarily attributable to more impairments in 2009 relating to assets that are not deductible for income tax purposes.

As of December 31, 2010, we had a net deferred tax liability of $200.7 million as compared to a net deferred tax liability of $162.2 million as of December 31, 2009. The increase primarily relates to: 1) an increase in net deferred tax liabilities associated with book and tax differences attributable to the amortization and impairment of intangible and FCC license assets and 2) a decrease in deferred tax assets associated with the utilization of federal net operating losses.

The 2009 income tax benefit for our pre-tax loss from continuing operations (including the effects of the noncontrolling interest) of $168.1 million resulted in an effective tax rate of 19.3%. The 2008 income tax benefit for our pre-tax loss from continuing operations (including the effects of the noncontrolling interest) of $367.8 million resulted in an effective tax rate of 33.0%. The decrease in the effective tax rate benefit from 2008 to 2009 is primarily attributable to more impairments in 2009 relating to assets that are not deductible for income tax purposes.

As of December 31, 2009, we had a net deferred tax liability of $162.2 million as compared to a net deferred tax liability of $195.0 million as of December 31, 2008. The decrease primarily relates to: 1) a decrease in net deferred tax liabilities associated with book and tax differences attributable to the amortization and impairment of intangible and FCC license assets and 2) an increase in deferred tax assets associated with the generation of 2009 federal net operating losses; partially offset by an increase in deferred tax liabilities associated with book and tax differences attributable to contingent convertible debt instruments.

As of December 31, 2010, we had $26.1 million of gross unrecognized tax benefits. Of this total, $15.1 million (net of federal effect on state tax issues) and $6.8 million (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively. As of December 31, 2009, we had $26.1 million of gross unrecognized tax benefits. Of this total, $15.0 million (net of federal effect on state tax issues) and $6.8 million (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively. See *Note 9. Income Taxes* in the Notes to our Consolidated Financial Statements for further information.

We recognized $1.0 million and $1.1 million of income tax expense for interest related to uncertain tax positions for the years ended December 31, 2010 and 2009, respectively.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2010, we had $22.0 million in unrestricted cash and cash equivalent balances and working capital of approximately $31.3 million, excluding restricted cash. Cash generated by our operations and availability under the Revolving Credit Facility are used as our primary source of liquidity. As of December 31, 2010, we had $135.9 million of borrowing capacity available on our Revolving Credit Facility. We anticipate that existing cash and cash equivalents, cash flow from our operations and borrowing capacity under the Revolving Credit Facility will be sufficient to satisfy our debt service obligations, capital expenditure requirements and working capital needs for the next twelve months. For our long-term liquidity needs, in addition to the sources described above, we may rely upon the issuance of long-term debt, the issuance of equity or other instruments convertible into or exchangeable for equity, or the sale of non-core assets. However, there can be no assurance that additional financing or capital or buyers of our non-core assets will be available, or that the terms of any transactions will be acceptable or advantageous to us.

On January 26, 2010, we commenced tender offers to purchase for cash any and all of the outstanding 3.0% and 4.875% Notes at 100% of the face value of such notes. The tender offers expired February 23, 2010 and approximately $12.3 million and $14.3 million principal amount of the 3.0% and 4.875% Notes, respectively, were tendered and purchased. On May 17, 2010, the put right period for the 3.0% Notes expired and holders representing $10.0 million in principal amount of the 3.0% Notes exercised their put rights. Holders of the remaining $5.4 million principal amount of 3.0% Notes can exercise put rights again in May 2017. As of December 31, 2010, the face amount of the outstanding 4.875% Notes was $5.7 million. As of December 31, 2010, we held $5.1 million in restricted cash to pay holders of the 4.875% Notes if they exercised their put rights on January 15, 2011. In January 2011, the put option was not exercised, however, pursuant to our Bank Credit Agreement, the $5.1 million in restricted cash must remain restricted and be used within 120 days towards reducing our overall debt balance. The 4.875% Notes mature on July 15, 2018.

On August 19, 2010, we entered into an amendment of our Bank Credit Agreement. Under the Amendment, we paid down $35.0 million of the outstanding $305.0 million balance under the Term Loan B and repriced the remaining $270.0 million outstanding. The final terms of the Amendment are as follows:

- The Term Loan B bears interest at LIBOR plus 4.00% with a 1.5% LIBOR floor and will continue to amortize principal at a rate of 0.25% per quarter commencing on March 31, 2011, continuing until the scheduled final payment on October 29, 2015 with 94.19% due at maturity or upon earlier termination of the Term Loan B pursuant to the terms in the Bank Credit Agreement.
- We have the right to prepay the Term Loan B at any time; provided, however, that if we prepay, reprice downward or otherwise refinance all or any portion of the Term Loan B prior to August 19, 2011, then we will be required to pay the Term Loan B lenders a prepayment premium equal to 1.00% of the aggregate amount prepaid, repriced or otherwise refinanced. Any prepayments on the Term Loan B are deducted from the scheduled final payment due on October 29, 2015.
- Provision for an additional incremental term loan capacity up to $100.0 million.
- The terms of the Revolving Credit Facility were not materially effected by the Amendment.

On September 20, 2010, we commenced tender offers to purchase for cash up to $60.0 million of the outstanding 6.0% Notes and any and all of the outstanding 8.0% Notes. We offered to purchase the 6.0% Notes at a purchase price of $987.50 per $1,000 principal amount plus accrued and unpaid interest. We offered to purchase the 8.0% Notes at a purchase price of $1,002.50 per $1,000 principal amount, if tendered within the first ten business days of the tender offer period or $972.50 per $1,000 principal amount if tendered after such time, plus accrued and unpaid interest. The tender offers expired on October 19, 2010 and approximately, $58.0 million and $175.7 million principal amount of the 6.0% and 8.0% Notes, respectively, were tendered and purchased. The net proceeds from the offering of the 8.375% Notes, discussed below, were used to fund these tender offers. We redeemed the remaining $49.0 million of the 8.0% Notes on November 19, 2010 at a purchase price of 100% of the principal amount plus accrued and unpaid interest. As of December 31, 2010, the face amount of the outstanding 6.0% Notes was $70.0 million.

On October 4, 2010, we issued $250.0 million aggregate principal amount of 8.375% Notes due October 15, 2018 at 98.567% of their par value. Interest on the 8.375% Notes will be paid on April 15 and October 15 of each year, beginning April 15, 2011. Prior to October 15, 2014, we may redeem the 8.375% Notes in whole or in part, at any time or from time to time at a price equal to 100% of the principal amount of the 8.375% Notes plus accrued and unpaid interest, plus a "make-whole premium" as set forth in the Indenture.

In February 2011, we disclosed our intention to refinance a portion of and to amend certain terms of the Bank Credit Agreement.

Our ability to finance working capital needs, capital expenditures and general corporate needs from the public and private markets, as well as the associated cost of funding is dependent, in part, on our credit ratings. During 2010, in conjunction with the Amendment of the Bank Credit Agreement, the 8.375% Notes issuance, and the 6.0% and 8.0% Notes tenders, both Moody's Investor Services (Moody's) and Standard & Poor's Ratings Services (S&P) raised our credit ratings. The 6.0% Notes are not rated. As of the filing date, our credit ratings, as assigned by Moody's and S&P were:

	Moody's	S&P
Corporate Credit	Ba3	BB-
8.375% Notes	B2	B
4.875% and 3.0% Notes	B2 (a)	B (b)
9.25% Notes	Ba3	BB-
Bank Credit Agreement	Baa3	BB+

(a) The 3.0% Notes have not been rated by Moody's; this rating reflects the rating for the 4.875% Notes.

(b) The 4.875% Notes have not been rated by S&P; this rating reflects the rating for the 3.0% Notes.

There can be no assurance that our credit ratings will remain at these levels or will not be downgraded in the future, in some cases for reasons beyond our control.

Sources and Uses of Cash

The following table sets forth our cash flows for the years ended December 31, 2010, 2009 and 2008 (in millions):

	2010	2009	2008
Net cash flows from operating activities	**$ 155.0**	$ 105.4	$ 211.8
Cash flows from (used in) investing activities:			
Acquisition of property and equipment	**$ (11.7)**	$ (7.7)	$ (25.2)
Payments for acquisition of television stations	**—**	—	(17.1)
Consolidation of variable interest entity	**—**	—	1.3
Payments for acquisitions of other operating divisions companies	**—**	—	(53.5)
Decrease (increase) in restricted cash	**59.6**	(64.9)	—
Dividends and distributions from cost method investees	**0.9**	1.5	1.6
Purchase of alarm monitoring contracts	**(10.1)**	(12.3)	(7.7)
Investments in equity and cost method investees	**(7.2)**	(10.6)	(42.0)
Other	**0.4**	0.2	0.3
Net cash flows from (used in) investing activities	**$ 31.9**	$ (93.8)	$ (142.3)
Cash flows (used in) from financing activities:			
Proceeds from notes payable, commercial bank financing and capital leases	**$ 283.9**	$ 980.9	$ 274.6
Repayments of notes payable, commercial bank financing and capital leases	**(427.4)**	(931.6)	(255.6)
Repurchase of Class A Common Stock	**—**	(1.5)	(29.8)
Payments for deferred financing costs	**(7.0)**	(28.8)	(0.5)
Dividends paid on Class A and Class B Common Stock	**(34.2)**	(16.0)	(66.7)
Proceeds from derivative terminations	**—**	—	8.0
Purchase of subsidiary shares from noncontrolling interest	**—**	(5.0)	—
Noncontrolling interests distributions	**(0.3)**	—	(0.6)
Other	**(3.1)**	(2.8)	(3.4)
Net cash flows used in financing activities	**$ (188.1)**	$ (4.8)	$ (74.0)

Net cash flows from operating activities increased during the year ended December 31, 2010 compared to the same period in 2009. During 2010, we received more cash receipts from customers, net of cash payments to vendors, however, we paid more interest and program payments. In 2010, we received larger tax refunds than in 2009.

Net cash flows from operating activities decreased during the year ended December 31, 2009 compared to the same period in 2008. During 2009, we received less cash receipts from customers, net of cash payments to venders for operating expenses and working capital cash activities and received less in tax refunds. In 2009, we made a payment of original issuance discount associated with our 3.0% Notes. These decreases to operating cash were partially offset by less interest and tax payments in 2009.

We expect program payments to decrease in 2011 compared to 2010. We expect net interest expense to decrease in 2011 compared to 2010.

With the exception of restricted cash, net cash flows used in investing activities decreased slightly during the year ended December 31, 2010 compared to the same period in 2009. We decreased our investment in restricted cash in order to use the cash to pay for redemptions of the 3.0% and 4.875% Notes through a combination of tender offers, put rights and open market purchases.

With the exception of restricted cash, net cash flows used in investing activities decreased during the year ended December 31, 2009 compared to the same period in 2008. In 2009, we focused our cash use towards debt and stock redemptions in the first quarter and conservation of cash during the second, third and fourth quarters instead of new investment opportunities. We purchased no other operating divisions companies or television stations during 2009. We decreased our equity investments and capital expenditures. In addition, we increased the purchase of alarm monitoring contracts in 2009 as that business continued to grow. Finally, the increase in 2009 in restricted cash was primarily related to the cash collateral account associated with the 3.0% and 4.875% Notes.

In 2011, we anticipate incurring more capital expenditures than incurred in 2010.

Financing Activities

Net cash flows used in financing activities increased during the year ended December 31, 2010 compared to the same period in 2009. During 2010, we purchased $117.7 million principal amount of our 3.0% Notes, 4.875% Notes and 6.0% Notes pursuant to a combination of tender offers, put rights and open market purchases. We reduced our Term Loan B by $60.0 million through a combination of an early repayment and the amendment of our Bank Credit Agreement in 2010. In addition, we fully extinguished the outstanding $224.7 million principal amount of 8.0% Notes in 2010. During 2010, we issued $250.0 million in principal amount of our 8.375% Notes.

Net cash flows used in financing activities decreased during the year ended December 31, 2009 compared to the same period in 2008. We had more debt proceeds than debt repayments in 2009 compared to 2008 primarily due to the cash required to be held in the cash collateral account associated with the 3.0% and 4.875% Notes. In addition, the volume of proceeds and repayment activity was greater in 2009 compared to 2008 as well as the payments made for deferred financing costs due to the refinancings that occurred in the fourth quarter of 2009.

From time to time, we may repurchase additional outstanding debt and stock on the open market. We expect to fund any repurchases with cash generated from operating activities and in some cases, borrowings under our Revolving Credit Facility.

We ceased paying our cash dividend after the first quarter of 2009, however, in November 2010, our Board of Directors declared a $0.43 per share common stock dividend paid in December 2010. In February 2011, our Board of Directors reinstated a quarterly common stock dividend of $0.12 per share. Future dividends on our common shares, if any, will be at the discretion of our Board of Directors and will depend on several factors including our results of operations, cash requirements and surplus, financial condition, covenant restrictions and other factors that the Board of Directors may deem relevant. Under the terms of the Bank Credit Agreement, in certain circumstances we may make up to $40.0 million in unrestricted cash payments including but not limited to dividends and other strategic investments.

Contractual Obligations

We have various contractual obligations which are recorded as liabilities in our consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts are not recognized as liabilities in our consolidated financial statements but are required to be disclosed. For example, we are contractually committed to acquire future programming and make certain minimum lease payments for the use of property under operating lease agreements.

The following table reflects a summary of our contractual cash obligations as of December 31, 2009 and the future periods in which such obligations are expected to be settled in cash (in thousands):

CONTRACTUAL OBLIGATIONS RELATED TO CONTINUING OPERATIONS (a)

	Total	2011	2012-2013	2014-2015	2016 and thereafter (b)
Notes payable, capital leases and commercial bank financing (c), (d)	$ 1,748.7	$ 95.8	$ 265.8	$ 419.7	$ 967.4
Notes and capital leases payable to affiliates (c)	34.9	5.4	9.9	6.8	12.8
Operating leases	22.8	3.9	6.9	5.8	6.2
Employment contracts	13.8	8.6	4.8	0.4	—
Program content (e)	284.8	111.4	142.8	30.6	—
Programming services (f)	106.5	39.9	43.1	16.1	7.4
Maintenance and support	1.8	1.6	0.2	—	—
Other operating contracts	4.8	0.6	1.0	0.8	2.4
LMA and outsourcing agreements (g)	2.9	0.9	1.3	0.2	0.5
Investments and loan commitments (h)	14.9	14.9	—	—	—
Total contractual cash obligations	$ 2,235.9	$ 283.0	$ 475.8	$ 480.4	$ 996.7

(a) Excluded from this table are $26.1 million of accrued unrecognized tax benefits. Due to inherent uncertainty, we can not make reasonable estimates of the amount and period payments will be made.

(b) Includes a one-year estimate of $7.3 million in payments related to contracts that automatically renew. We have not calculated potential payments for years after 2016.

(c) Includes interest on fixed rate debt and capital leases. Estimated interest on our recourse variable rate debt has been excluded. Recourse variable rate debt represents $270.0 million of our $1.2 billion total face value of debt as of December 31, 2010.

(d) During 2010, we repurchased $22.3 million, $31.3 million, $64.1 million and $224.7 million of our 3.0% Notes, 4.875% Notes, 6.0% Notes and 8.0% Notes, respectively. As of December 31, 2010, the outstanding face amount of the 3.0% Notes, 4.875% Notes, 6.0% Notes and 8.0% Notes was $5.4 million, $5.7 million, $70.0 million and zero, respectively.

(e) Our Program content includes contractual amounts owed through the expiration date of the underlying agreement for active and future program contracts, network programming and additional advertising inventory in various dayparts, including prime-time and NFL programming. Active program contracts are included in the balance sheet as an asset and liability while future program contracts are excluded until the cost is known, the program is available for its first showing or telecast and the licensee has accepted the program. Industry protocol typically enables us to make payments for program contracts on a three-month lag, which differs from the contractual timing within the table. Network programming agreements may include variable fee components such as subscriber levels, which in certain circumstances have been estimated and reflected in the table.

(f) Includes obligations related to rating service fees, music license fees, market research, weather and news services.

(g) Certain LMAs require us to reimburse the licensee owner their operating costs. Certain outsourcing agreements require us to pay a fee to another station for providing non-programming services. The amount will vary each month and, accordingly, these amounts were estimated through the date of the agreements' expiration, based on historical cost experience. Excluded from the table are estimated amounts due pursuant to LMAs and outsourcing agreements where we consolidate the counterparty, as well as, prepayments towards purchase options to acquire the counterparty. These amounts totaled $18.1 million, $25.0 million, $13.9 million and $3.8 million for the periods 2011, 2012-2013, 2014-2015 and 2016 and thereafter, respectively.

(h) Commitments to contribute capital or provide loans to Allegiance Capital, LP, Sterling Ventures Partners, LP and Patriot Capital II, LP.

Off Balance Sheet Arrangements

Off balance sheet arrangements as defined by the SEC means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the registrant is a party, under which the registrant has: obligations under certain guarantees or contracts; retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangements; obligations under certain derivative arrangements; and obligations arising out of a material variable interest in an unconsolidated entity. As of December 31, 2010, we do not have any material off balance sheet arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates. At times we enter into derivative instruments primarily for the purpose of reducing the impact of changing interest rates on our floating rate debt and to reduce the impact of changing fair market values on our fixed rate debt. See *Note 8. Derivative Instruments* and *Note 5. Notes Payable and Commercial Bank Financing,* in the Notes to our Consolidated Financial Statements.

On August 19, 2010, we entered into an amendment of our Bank Credit Agreement. Under the Amendment, we paid down $35.0 million of the outstanding $305.0 million balance under the Term Loan B and repriced the remaining $270.0 million outstanding. As of December 31, 2010, we had $270.0 million outstanding under our Term Loan B and no amount drawn on our Revolving Credit Facility. The Term Loan B will initially bear interest at LIBOR plus 4.0% with a 1.5% LIBOR floor. Any outstanding amounts accrue interest with a variable rate and therefore increases our risk to increases from interest rates. During 2010, the three-month LIBOR rate slightly increased.

We are exposed to risk from a change in interest rates to the extent we are required to refinance existing fixed rate indebtedness at rates higher than those prevailing at the time the existing indebtedness was incurred. The fair value of the 4.875% Notes, 3.0% Notes, 6.0% Notes, 8.375% Notes and 9.25% Notes combined was $884.9 million as of December 31, 2010. We estimate that adding 1.0% to prevailing interest rates would result in a decrease in fair value of these notes by $42.3 million as of December 31, 2010. Generally, the fair market value of these notes will decrease as interest rates rise and increase as interest rates fall.

Under certain circumstances, we have contingent cash interest features related to the 3.0% Notes and the 4.875% Notes. The contingent cash interest feature for both issuances were embedded derivatives which have negligible fair values.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the design and effectiveness of our disclosure controls and procedures and our internal control over financial reporting as of December 31, 2010.

The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The term "internal control over financial reporting," as defined in Rules 13a-15d-15(f) under the Exchange Act, means a process designed by, or under the supervision of our Chief Executive and Chief Financial Officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP) and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that our receipts and expenditures are being made in accordance with authorizations of management or our Board of Directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material adverse effect on our financial statements.

Assessment of Effectiveness of Disclosure Controls and Procedures

Based on the evaluation of our disclosure controls and procedures as of December 31, 2010, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as of December 31, 2010, our internal control over financial reporting was effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

As of December 31,	2010	2009
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 21,974	$ 23,224
Current portion of restricted cash	5,058	27,667
Accounts receivable, net of allowance for doubtful accounts of $3,242 and $2,932, respectively	121,283	106,792
Affiliate receivable	88	69
Current portion of program contract costs	37,000	43,741
Income taxes receivable	—	8,073
Prepaid expenses and other current assets	6,064	6,130
Deferred barter costs	3,156	2,825
Deferred tax assets	9,658	7,277
Total current assets	204,281	225,798
PROGRAM CONTRACT COSTS, less current portion	8,729	16,417
PROPERTY AND EQUIPMENT, net	272,231	296,227
RESTRICTED CASH, less current portion	223	37,216
GOODWILL	660,017	660,017
BROADCAST LICENSES	47,375	51,988
DEFINITE-LIVED INTANGIBLE ASSETS, net	184,652	193,405
OTHER ASSETS	108,416	108,961
Total assets	$ 1,485,924	$ 1,590,029
LIABILITIES AND EQUITY (DEFICIT)		
CURRENT LIABILITIES:		
Accounts payable	$ 5,952	$ 3,746
Accrued liabilities	68,071	60,523
Income taxes payable	298	—
Current portion of notes payable, capital leases and commercial bank financing	19,556	40,632
Current portion of notes payable and capital leases payable to affiliates	3,196	2,995
Current portion of program contracts payable	68,301	91,995
Deferred barter revenues	2,522	2,810
Total current liabilities	167,896	202,701
LONG-TERM LIABILITIES:		
Notes payable, capital leases and commercial bank financing, less current portion	1,169,740	1,297,964
Notes payable and capital leases to affiliates, less current portion	19,573	24,717
Program contracts payable, less current portion	29,593	48,448
Deferred tax liabilities	210,335	169,527
Other long-term liabilities	45,869	48,894
Total liabilities	1,643,006	1,792,251
EQUITY (DEFICIT):		
SINCLAIR BROADCAST GROUP SHAREHOLDERS' EQUITY (DEFICIT):		
Class A Common Stock, $.01 par value, 500,000,000 shares authorized, 50,284,052 and 47,375,437 shares issued and outstanding, respectively	503	474
Class B Common Stock, $.01 par value, 140,000,000 shares authorized, 30,083,819 and 32,453,859 shares issued and outstanding, respectively, convertible into Class A Common Stock	301	325
Additional paid-in capital	609,640	605,340
Accumulated deficit	(771,953)	(813,876)
Accumulated other comprehensive loss	(3,914)	(4,213)
Total Sinclair Broadcast Group shareholders' deficit	(165,423)	(211,950)
Noncontrolling interest	8,341	9,728
Total deficit	(157,082)	(202,222)
Total liabilities and equity (deficit)	$ 1,485,924	$ 1,590,029

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(In thousands, except per share data)

	2010	2009	2008
REVENUES:			
Station broadcast revenues, net of agency commissions	$ 655,378	$ 554,597	$ 639,163
Revenues realized from station barter arrangements	75,210	58,182	59,877
Other operating divisions revenues	36,598	43,698	55,434
Total revenues	767,186	656,477	754,474
OPERATING EXPENSES:			
Station production expenses	154,133	142,415	158,965
Station selling, general and administrative expenses	127,091	122,833	136,142
Expenses recognized from station barter arrangements	67,083	48,119	53,327
Amortization of program contract costs and net realizable value adjustments	60,862	73,087	84,422
Other operating divisions expenses	30,916	45,520	59,987
Depreciation of property and equipment	36,307	42,892	44,765
Corporate general and administrative expenses	26,800	25,632	26,285
Amortization of definite-lived intangible assets	18,834	22,355	18,340
Gain on asset exchange	—	(4,945)	(3,187)
Impairment of goodwill, intangible and other assets	4,803	249,799	463,887
Total operating expenses	526,829	767,707	1,042,933
Operating income (loss)	240,357	(111,230)	(288,459)
OTHER INCOME (EXPENSE):			
Interest expense and amortization of debt discount and deferred financing costs	(116,046)	(80,021)	(87,634)
(Loss) gain from extinguishment of debt	(6,266)	18,465	5,451
(Loss) income from equity and cost method investments	(4,861)	354	(2,703)
Other income, net	2,667	1,972	3,461
Total other expense	(124,506)	(59,230)	(81,425)
Income (loss) from continuing operations before income taxes	115,851	(170,460)	(369,884)
INCOME TAX (PROVISION) BENEFIT	(40,226)	32,512	121,362
Income (loss) from continuing operations	75,625	(137,948)	(248,522)
DISCONTINUED OPERATIONS:			
Loss from discontinued operations, net of related income tax provision of ($77), ($350) and ($358), respectively	(577)	(81)	(141)
NET INCOME (LOSS)	75,048	(138,029)	(248,663)
Net loss attributable to the noncontrolling interest	1,100	2,335	2,133
NET INCOME (LOSS) ATTRIBUTABLE TO SINCLAIR BROADCAST GROUP	$ 76,148	$ (135,694)	$ (246,530)
Dividends declared per share	$ 0.43	$ —	$ 0.80
EARNINGS (LOSS) PER COMMON SHARE ATTRIBUTABLE TO SINCLAIR BROADCAST GROUP:			
Basic earnings (loss) per share from continuing operations	$ 0.96	$ (1.70)	$ (2.87)
Basic loss per share from discontinued operations	$ (0.01)	$ —	$ —
Basic earnings (loss) per share	$ 0.95	$ (1.70)	$ (2.87)
Diluted earnings (loss) per share from continuing operations	$ 0.95	$ (1.70)	$ (2.87)
Diluted loss per share from discontinued operations	$ (0.01)	$ —	$ —
Diluted earnings (loss) per share	$ 0.94	$ (1.70)	$ (2.87)
Weighted average common shares outstanding	80,245	79,981	85,794
Weighted average common and common equivalent shares outstanding	83,606	79,981	85,794
AMOUNTS ATTRIBUTABLE TO SINCLAIR BROADCAST GROUP COMMON SHAREHOLDERS:			
Income (loss) from continuing operations, net of tax	$ 76,725	$ (135,613)	$ (246,389)
Loss from discontinued operations, net of tax	(577)	(81)	(141)
Net income (loss)	$ 76,148	$ (135,694)	$ (246,530)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(In thousands)

	Sinclair Broadcast Group Shareholders						
	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Equity (Deficit)
BALANCE, December 31, 2007	$ 528	$ 345	$ 631,621	$ (364,049)	$ (1,931)	$ 3,067	$269,581
Dividends declared on Class A and Class B Common Stock	—	—	—	(67,603)	—	—	(67,603)
Class A Common Stock issued pursuant to employee benefit plans	4	—	4,021	—	—	—	4,025
Issuance of subsidiary stock awards	—	—	—	—	—	2,479	2,479
Contributions from noncontrolling interest, net of distributions	—	—	—	—	—	10,989	10,989
Consolidation of variable interest entity	—	—	—	—	—	1,900	1,900
Tax provision on employee stock awards	—	—	(8)	—	—	—	(8)
Change in pension funded status and amortization of net periodic pension benefit costs, net of taxes	—	—	—	—	(1,564)	—	(1,564)
Repurchase of 6,722,310 shares of Class A Common Stock	(67)	—	(29,769)	—	—	—	(29,836)
Net loss	—	—	—	(246,530)	—	(2,133)	(248,663)
BALANCE, December 31, 2008	$ 465	$ 345	$ 605,865	$ (678,182)	$ (3,495)	$ 16,302	$ (58,700)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(In thousands)

	Sinclair Broadcast Group Shareholders						
	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Equity (Deficit)
BALANCE, December 31, 2008	$ 465	$ 345	$ 605,865	$ (678,182)	$ (3,495)	$ 16,302	$ (58,700)
Class A Common Stock issued pursuant to employee benefit plans	4	—	1,378	—	—	—	1,382
Class B Common Stock converted into Class A Common Stock	20	(20)	—	—	—	—	—
Contribution from noncontrolling interests, net of distributions	—	—	—	—	—	26	26
Purchase of subsidiary shares from noncontrolling interest	—	—	(220)	—	—	(4,807)	(5,027)
Repurchase of 1,536,633 shares of Class A Common Stock	(15)	—	(1,439)	—	—	—	(1,454)
Removal of noncontrolling interest deficit related to disposition of other operating divisions companies	—	—	—	—	—	542	542
Tax provision on employee stock awards	—	—	(244)	—	—	—	(244)
Change in pension funded status and amortization of net periodic pension benefit costs, net of taxes	—	—	—	—	(718)	—	(718)
Net (loss) income	—	—	—	(135,694)	—	(2,335)	(138,029)
BALANCE, December 31, 2009	$ 474	$ 325	$ 605,340	$ (813,876)	$ (4,213)	$ 9,728	$ (202,222)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(In thousands)

	Sinclair Broadcast Group Shareholders						
	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Equity (Deficit)
BALANCE, December 31, 2009	$ 474	$ 325	$ 605,340	$ (813,876)	$ (4,213)	$ 9,728	$ (202,222)
Dividends declared on Class A and Class B Common Stock	—	—	—	(34,225)	—	—	(34,225)
Class A Common Stock issued pursuant to employee benefit plans	5	—	4,423	—	—	—	4,428
Class B Common Stock converted into Class A Common Stock	24	(24)	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	(287)	(287)
Tax provision on employee stock awards	—	—	(123)	—	—	—	(123)
Change in pension funded status and amortization of net periodic pension benefit costs, net of taxes	—	—	—	—	299	—	299
Net income (loss)	—	—	—	76,148	—	(1,100)	75,048
BALANCE, December 31, 2010	$ 503	$ 301	$ 609,640	$ (771,953)	$ (3,914)	$ 8,341	$ (157,082)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(In thousands)

	2010	2009	2008
Net income (loss)	$ 75,048	$ (138,029)	$ (248,663)
Change in pension funded status and amortization of net periodic pension benefit.costs, net of taxes	299	(718)	(1,564)
Comprehensive income (loss)	75,347	(138,747)	(250,227)
Comprehensive loss attributable to the noncontrolling interest	1,100	2,335	2,133
Comprehensive income (loss) attributable to Sinclair Broadcast Group	$ 76,447	$ (136,412)	$ (248,094)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(In thousands)

	2010	2009	2008
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:			
Net income (loss)	$ **75,048**	$ (138,029)	$ (248,663)
Adjustments to reconcile net (loss) income to net cash flows from operating activities:			
Amortization of debt discount, net of debt premium	**4,963**	10,286	13,404
Depreciation of property and equipment	**36,563**	43,217	45,027
Recognition of deferred revenue	**(25,967)**	(25,512)	(29,416)
Impairment of goodwill, intangible and other assets	**4,803**	249,799	463,887
Amortization of definite-lived intangible assets	**18,834**	22,355	18,340
Amortization of program contract costs and net realizable value adjustments	**60,862**	73,087	84,422
Loss (gain) on extinguishment of debt, non-cash portion	**5,525**	(18,465)	2,000
Original debt issuance discount paid	**(14,393)**	(18,176)	—
Deferred tax provision (benefit)	**38,636**	(24,949)	(121,077)
Changes in assets and liabilities, net of effects of acquisitions and dispositions:			
(Increase) decrease in accounts receivable, net	**(14,491)**	823	22,884
Decrease (increase) in income taxes receivable	**8,073**	(5,739)	13,938
Increase in accounts payable and accrued liabilities	**33,312**	12,654	14,465
(Increase) decrease in other assets and liabilities	**6**	6,778	5,937
Payments on program contracts payable	**(88,992)**	(82,184)	(82,285)
Other, net	**12,179**	(509)	8,908
Net cash flows from operating activities	**154,961**	105,436	211,771
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:			
Acquisition of property and equipment	**(11,694)**	(7,693)	(25,169)
Consolidation of variable interest entity	**—**	—	1,328
Purchase of alarm monitoring contracts	**(10,106)**	(12,291)	(7,675)
Payments for acquisition of television stations	**—**	—	(17,123)
Payments for acquisitions of other operating divisions companies	**—**	—	(53,487)
Decrease (increase) in restricted cash	**59,602**	(64,883)	—
Dividends and distributions from equity and cost method investees	**894**	1,501	1,575
Investments in equity and cost method investees	**(7,224)**	(10,601)	(41,971)
Proceeds from the sale of assets	**110**	126	199
Proceeds from insurance settlements	**372**	—	—
Loans to affiliates	**(136)**	(162)	(178)
Proceeds from loans to affiliates	**117**	157	179
Net cash flows from (used in) investing activities	**31,935**	(93,846)	(142,322)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:			
Proceeds from notes payable, commercial bank financing and capital leases	**283,930**	980,875	274,643
Repayments of notes payable, commercial bank financing and capital leases	**(427,421)**	(931,566)	(255,597)
Purchase of subsidiary shares from noncontrolling interests	**—**	(5,000)	—
Repurchase of Class A Common Stock	**—**	(1,454)	(29,836)
Dividends paid on Class A and Class B Common Stock	**(34,225)**	(16,038)	(66,683)
Payments for deferred financing costs	**(7,020)**	(28,815)	(524)
Proceeds from derivative terminations	**—**	—	8,001
Noncontrolling interests (distributions) contributions	**(287)**	26	(637)
Repayments of notes and capital leases to affiliates	**(3,123)**	(2,864)	(3,326)
Net cash flows used in financing activities	**(188,146)**	(4,836)	(73,959)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(1,250)**	6,754	(4,510)
CASH AND CASH EQUIVALENTS, beginning of year	**23,224**	16,470	20,980
CASH AND CASH EQUIVALENTS, end of year	$ **21,974**	$ 23,224	$ 16,470

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations

Sinclair Broadcast Group, Inc. is a diversified television broadcasting company that owns or provides certain programming, operating or sales services to television stations pursuant to broadcasting licenses that are granted by the Federal Communications Commission (the FCC or Commission). We currently own, provide programming and operating services pursuant to local marketing agreements (LMAs) or provide, or are provided, sales services pursuant to outsourcing agreements to 58 television stations in 35 markets. For the purpose of this report, these 58 stations are referred to as "our" stations. Our broadcast group is a single reportable segment for accounting purposes and includes the following network affiliations: FOX (20 stations); MyNetworkTV (16 stations; not a network affiliation, however is branded as such); ABC (9 stations); The CW (10 stations); CBS (2 stations) and NBC (1 station). In addition, certain stations broadcast programming on second and third digital signals through network affiliation or program service arrangements with TheCoolTV, The Country Network, MyNetworkTV, This TV and Estrella TV.

Principles of Consolidation

The consolidated financial statements include our accounts and those of our wholly-owned and majority-owned subsidiaries and variable interest entities (VIEs) for which we are the primary beneficiary. Noncontrolling interest represents a minority owner's proportionate share of the equity in certain of our consolidated entities. All intercompany transactions and account balances have been eliminated in consolidation.

Variable Interest Entities

In June 2009, the Financial Accounting Standards Board (FASB) issued amended guidance on the consolidation of variable interest entities (VIEs). The intent of this guidance is to improve financial reporting by enterprises involved with VIEs and to provide more relevant and reliable information to users of financial statements. The new guidance requires a number of new disclosures and we are required to perform ongoing reassessments of whether we are the primary beneficiary of a VIE for financial reporting purposes. For us, this guidance was effective as of January 1, 2010.

In determining whether we are the primary beneficiary of a VIE for financial reporting purposes, we consider whether we have the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and whether we have the obligation to absorb losses or the right to receive returns that would be significant to the VIE. We consolidate VIEs when we are the primary beneficiary. The assets of our consolidated VIEs can only be used to settle the obligations of the VIE. All the liabilities including debt held by our VIEs are non-recourse to us. However, the VIE debt of Cunningham Broadcasting Corporation (Cunningham) contains cross-default provisions under our senior secured credit facility (Bank Credit Agreement). See *Note 11. Related Person Transactions* for more information.

We have entered into LMAs to provide programming, sales and managerial services for television stations of Cunningham, the license owner of six television stations as of December 31, 2010. In February 2011, we entered into another LMA agreement with Cunningham for WDBB-TV, in Birmingham, Alabama. We pay LMA fees to Cunningham and also reimburse all operating expenses. We also have an acquisition agreement in which we have a purchase option to buy the license assets of the television stations which includes the FCC license and certain other assets used to operate the station (License Assets). Our applications to acquire the Federal Communications Commission (FCC) licenses are pending approval. We have determined that the Cunningham stations are VIEs and that based on the terms of the agreements, we are the primary beneficiary of the variable interests because we have the power to direct the activities which significantly impact the economic performance of the VIE through the sales and managerial services we provide and we absorb losses and returns that would be considered significant to Cunningham. See *Note 11. Related Person Transactions* for more information on our arrangements with Cunningham. Included in the accompanying consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008 are net revenues of $118.5 million, $100.9 million and $109.7 million, respectively, that relate to LMAs.

We have outsourcing agreements with other license owners, which we provide certain non-programming related sales, operational and administrative services. We pay a fee to the license owner based on a percentage of broadcast cash flow and we reimburse all operating expenses. We also have a purchase option to buy the License Assets. For the same reasons noted above regarding the LMA, we have determined that the outsourced license station assets are VIEs and we are the primary beneficiary.

As of the dates indicated, the carrying amounts and classification of the assets and liabilities of the VIEs mentioned above which have been included in our consolidated balance sheets as of December 31, 2010 and 2009 were as follows (in thousands):

ASSETS	2010	2009
CURRENT ASSETS:		
Cash and cash equivalents	$ 5,319	$ 4,127
Income taxes receivable	—	33
Current portion of program contract costs	480	430
Prepaid expenses and other current assets	105	129
Deferred tax assets	—	27
Total current asset	5,904	4,746
PROGRAM CONTRACT COSTS, less current portion	491	649
PROPERTY AND EQUIPMENT, net	7,461	8,239
GOODWILL	6,357	6,357
BROADCAST LICENSES	4,183	4,320
DEFINITE-LIVED INTANGIBLE ASSETS, net	6,959	7,393
OTHER ASSETS	914	213
Total assets	$ 32,269	$ 31,917
LIABILITIES		
CURRENT LIABILITIES:		
Accounts payable	$ 37	$ 37
Accrued liabilities	773	774
Income taxes payable	44	—
Current portion of notes payable, capital leases and commercial bank financing	11,056	11,039
Current portion of program contracts payable	649	576
Total current liabilities	12,559	12,426
LONG-TERM LIABILITIES:		
Notes payable, capital leases and commercial bank financing, less current portion	13,484	24,540
Program contracts payable, less current portion	190	444
Deferred tax liabilities	—	218
Total liabilities	$ 26,233	$ 37,628

The amounts above represent the consolidated assets and liabilities of the VIEs related to our LMA and outsourcing agreements and have been aggregated as they all relate to our broadcast business. In addition the risk and reward characteristics of the VIEs are similar.

Under the previously applicable accounting guidance for consolidation, we had determined that we had a variable interest in four real estate ventures and that we were the primary beneficiary of those VIEs and should consolidate the assets and liabilities of those entities. However, under the new accounting guidance for consolidation which was effective January 1, 2010, we no longer consider one of these investments to be a VIE since the investment does not meet the VIE criteria under the new accounting guidance. We still consolidate the assets and liabilities of this entity pursuant to other accounting guidance based on voting-interests. Under the new accounting guidance for consolidation, we no longer consider ourselves the primary beneficiary of the other three real estate ventures since, as the manager of the venture, the other partner holds the power to direct activities that significantly impact the economic performance of the VIE and can participate in returns that would be considered significant to the VIE. The effect of this change is not material to our consolidated financial statements.

We have investments in other real estate ventures and investment companies which are considered VIEs. However, we do not participate in the management of these entities including the day-to-day operating decisions or other decisions which allow us to control the entity, and therefore, we are not considered the primary beneficiary of the VIE. We account for these entities using the equity or cost method of accounting.

The carrying amounts of our investments in these VIEs for which we are not the primary beneficiary as of December 31, 2010 and 2009 are as follows (in thousands):

	2010		2009	
	Carrying amount	Maximum exposure	Carrying amount	Maximum exposure
Investments in real estate ventures	$ 7,769	$ 7,769	$ 8,796	$ 8,796
Investments in investment companies	24,872	24,872	21,108	21,108
Total	$ 32,641	$ 32,641	$ 29,904	$ 29,904

The carrying amounts above are included in other assets in the consolidated balance sheets. The income and loss related to these investments are recorded in (loss) income from equity and cost method investments in the consolidated statement of operations. We recorded income of $2.1 million, a loss of $0.6 million and $4.4 million for the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010 and December 31, 2009, our unfunded commitments totaled $14.9 million and $16.8 million, respectively.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the consolidated financial statements and in the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Nonmonetary Asset Exchanges

In 2004, Sprint Nextel Corporation (Nextel) agreed to relocate its airwaves to end interference between its cellular signals and the wireless signals used by the country's public safety agencies. As part of this agreement, the FCC granted Nextel the right to a certain spectrum within the 1.9 GHz band that was used by television broadcasters for electronic news gathering. Accordingly, Nextel entered into agreements with several of our stations to exchange our existing analog equipment for comparable digital equipment. As equipment was exchanged and placed in service, we recorded a gain to the extent that the fair market value of the equipment received exceeds the carrying amount of the equipment relinquished. The equipment is recorded at the estimated fair market value and is depreciated over a useful life of eight years. For the year ended December 31, 2009 and 2008, we recorded a gain of $4.9 million and $3.2 million, respectively, for the equipment received. We received all applicable equipment pursuant to the agreement in 2009.

Recent Accounting Pronouncements

In September 2009, the FASB ratified the Emerging Issues Task Force's (EITF's) amended guidance on accounting for revenue arrangements with multiple deliverables. The amended guidance allows the use of an estimated selling price for the undelivered units of accounting in transactions in which vendor-specific objective evidence (VSOE) or third-party evidence (TPE) does not exist. The amended guidance no longer allows the use of the residual method when allocating arrangement consideration between the delivered and undelivered units of accounting if VSOE and TPE of selling price does not exist for all units of accounting. Entities are required to estimate the selling price of the deliverables, when VSOE and TPE are not available, and then allocate the consideration based on the relative selling prices of the deliverables. This guidance also requires additional disclosures including the amount of revenue recognized each reporting period and the amount of deferred revenue as of the end of each reporting period under this guidance. This guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010 and should be applied on a prospective basis. We do not believe that this guidance will have a material impact on our consolidated financial statements.

In January 2010, the FASB amended the guidance on fair value measurements and disclosures to add two new disclosure provisions to the current fair value disclosure guidance, including (1) details of transfers in and out of level 1 and level 2 measurements, and (2) gross presentation of activity within the level 3 roll forward. The guidance also amends two existing fair value disclosure requirements so that entities are required to disclose (1) the valuation techniques and inputs used to develop fair value measurements for assets and liabilities that are measured at fair value on both a recurring basis and nonrecurring basis in periods subsequent to initial recognition and (2) fair value measurement disclosures for each class of assets and liabilities. A class is defined as a subset of assets or liabilities within a line item in the statement of financial position. The guidance is for interim and annual reporting periods beginning after December 15, 2009, except for the changes to the level 3 roll forward which are effective for fiscal years beginning after December 15, 2010. We added the required disclosures under this guidance to our consolidated financial statements.

In November 2010, the FASB ratified the EITF's amended guidance with respect to goodwill impairment. The amended guidance requires that step two of the goodwill impairment test be performed if the carrying amount of a reporting unit is zero or negative and it is more likely than not that a goodwill impairment exists based on any adverse qualitative factors including an evaluation of the triggering circumstances noted in the guidance. The change is effective for fiscal years and interim changes within those years beginning after December 15, 2010. We do not believe that this guidance will have a material impact on our consolidated financial statements.

2009 Retrospective Application of New Accounting Standards

In December 2007, the FASB issued accounting guidance that requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest is included in consolidated net income on the face of the statement of operations. The new guidance was effective for financial statements issued after December 15, 2008. We applied the requirements of this guidance retrospectively to our consolidated financial statements resulting in a change to the presentation of loss attributable to noncontrolling interest and net income (loss) attributable to Sinclair Broadcast Group on the face of the income statement for the year ended December 31, 2008.

In May 2008, the FASB issued new accounting guidance that requires issuers of convertible debt instruments that may be settled in cash upon conversion to account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. Issuers were required to determine the carrying value of just the liability portion of the debt by measuring the fair value of a similar liability (including any embedded features other than the conversion option) that does not have an associated equity component. The excess of the initial proceeds received from the debt issuance and the fair value of the liability component are recorded as a debt discount with the offset recorded to equity. The discount is amortized to interest expense using the interest method over the life of a similar liability that does not have an associated equity component. Transaction costs incurred with third parties shall be allocated between the liability and equity components in proportion to the allocation of proceeds and accounted for as debt issuance costs and equity issuance costs, respectively, with the debt issuance costs amortized to interest expense. This guidance was effective for financial statements issued after December 15, 2008. In 2009, we recorded the impact of this guidance retrospectively by recording additional interest expense on our 3.0% Convertible Senior Notes, due 2027 (the 3.0% Notes) related to the amortization of the debt discount and deferred financing costs of approximately $9.9 million for the year ended December 31, 2008. As of December 31, 2008, accumulated deficit increased, net of taxes, $8.8 million and additional paid in capital increased $17.5 million as a result of the retrospective impact of this guidance. In addition, the adjusted net income attributable to Sinclair Broadcast Group for the year ended December 31, 2008 decreased $5.0 million, with a resulting decrease to earnings per share of $0.06. For the year ended December 31, 2009, the application of this new guidance increased our net loss attributable to Sinclair Broadcast Group approximately $8.7 million and resulted in an approximate increase to loss per share of $0.11.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

In October 2009, we established a cash collateral account with the proceeds from the sale of 9.25% Senior Secured Second Lien Notes due 2017 (the 9.25% Notes). The cash collateral account restricted the use of cash therein to repurchase the 3.0% Notes and our 4.875% Convertible Senior Notes due 2018 (the 4.875% Notes) upon, or prior to, the expiration of the put periods for such notes in May 2010 and January 2011, respectively. Upon expiration of such put periods, the unused cash is released to us to be used for general corporate purposes. During 2010, we used $53.6 million of restricted cash to redeem the 3.0% and 4.875% Notes. See *Note 5. Notes Payable and Commercial Bank Financing* for more information. As of December 31, 2010, we held $5.1 million in the restricted cash collateral account to be used for the redemption of the remaining $5.7 million aggregate principal amount of the 4.875% Notes. As of December 31, 2010, primarily all of the restricted cash classified as current related to the January 2011 put option. In January 2011, the put option was not exercised, however, pursuant to our Bank Credit Agreement the cash must be used within 120 days towards reducing our overall debt balance.

Additionally, under the terms of certain lease agreements, as of December 31, 2010, we are required to hold $0.2 million of restricted cash related to the removal of analog equipment from some of our leased towers. As of December 31, 2009, we were required to hold $0.5 million of restricted cash related to the removal of analog tower equipment.

Accounts Receivable

Management regularly reviews accounts receivable and determines an appropriate estimate for the allowance for doubtful accounts based upon the impact of economic conditions on the merchant's ability to pay, past collection experience and such other factors which, in management's judgment, deserve current recognition. In turn, a provision is charged against earnings in order to maintain the appropriate allowance level.

Programming

We have agreements with distributors for the rights to television programming over contract periods, which generally run from one to seven years. Contract payments are made in installments over terms that are generally equal to or shorter than the contract period. Pursuant to accounting guidance for the broadcasting industry, an asset and a liability for the rights acquired and obligations incurred under a license agreement are reported on the balance sheet where the cost of each program is known or reasonably determinable, the program material has been accepted by the licensee in accordance with the conditions of the license agreement and the program is available for its first showing or telecast. The portion of program contracts which becomes payable within one year is reflected as a current liability in the accompanying consolidated balance sheets.

The rights to this programming are reflected in the accompanying consolidated balance sheets at the lower of unamortized cost or estimated net realizable value. Estimated net realizable values are based on management's expectation of future advertising revenues, net of sales commissions, to be generated by the program material. With the exception of one-year contracts amortization of program contract costs is computed using either a four-year accelerated method or based on usage, whichever method results in the earliest recognition of amortization for each program. Program contract cost are amortized on a straight-line basis for one-year contracts. Program contract costs estimated by management to be amortized in the succeeding year are classified as current assets. Payments of program contract liabilities are typically made on a scheduled basis and are not affected by adjustments for amortization or estimated net realizable value.

Barter Arrangements

Certain program contracts provide for the exchange of advertising airtime in lieu of cash payments for the rights to such programming. The revenues realized from station barter arrangements are recorded as the programs are aired at the estimated fair value of the advertising airtime given in exchange for the program rights. Program service arrangements are accounted for as station barter arrangements, however, network affiliation programming is excluded from these calculations. Revenues are recorded as revenues realized from station barter arrangements and the corresponding expenses are recorded as expenses recognized from station barter arrangements. In conjunction with the 2009 termination of our MyNetworkTV affiliation agreements described in *Note 10. Commitments and Contingencies*, in September 2009 our relationship with MyNetworkTV changed to a program service arrangement and is accounted for as a station barter arrangement.

We broadcast certain customers' advertising in exchange for equipment, merchandise and services. The estimated fair value of the equipment, merchandise or services received is recorded as deferred barter costs and the corresponding obligation to broadcast advertising is recorded as deferred barter revenues. The deferred barter costs are expensed or capitalized as they are used, consumed or received and are included in station production expenses and station selling, general and administrative expenses, as applicable. Deferred barter revenues are recognized as the related advertising is aired and are recorded in revenues realized from station barter arrangements.

Other Assets

Other assets as of December 31, 2010 and 2009 consisted of the following (in thousands):

	2010	2009
Equity and cost method investments	$ **76,275**	$ 75,176
Unamortized costs related to debt issuances	**30,017**	30,913
Other	**2,124**	2,872
Total other assets	$ **108,416**	$ 108,961

We have equity and cost method investments primarily in private investment funds and real estate ventures. These investments are included in our other operating divisions segment. In the event that one or more of our investments are significant, we are required to disclose summarized financial information. For the years ended December 31, 2010, 2009, and 2008, none of our investments were significant individually or in the aggregate.

When factors indicate that there may be a decrease in value of an equity or cost method investment, we assess that investment and determine whether a loss in value has occurred. If that loss is deemed to be other than temporary, an impairment loss is recorded accordingly. For any investments that indicate a potential impairment, we estimate the fair values of those investments using discounted cash flow models, unrelated third party valuations or industry comparables, based on the various facts available to us. For the year ended December 31, 2010, we recorded impairments of $6.7 million related to three of our investments. The impairments are recorded in the gain (loss) from equity and cost method investees in our consolidated statement of operations. No impairment was recorded for the years ended December 31, 2009 or 2008.

In addition to our equity and cost method investments mentioned above, we hold one loan in a real estate venture. During 2008, we reserved 100% of the loan through a $3.9 million charge to other operating divisions expense in our consolidated statements of operations.

Impairment of Intangible and Long-Lived Assets

The accounting guidance for goodwill and other intangible assets requires that goodwill and indefinite-lived intangible assets be tested for impairment at least annually. The guidance prescribes a two-step method for determining goodwill impairment. In the first step, the Company determines the fair value of the reporting unit and compares that fair value to the net book value of the reporting unit. The fair value of the reporting unit is determined using various valuation techniques, including quoted market prices, observed earnings /cash flow multiples paid for comparable television stations and discounted cash flow models. If the net book value of the reporting unit were to exceed the fair value, we would then perform the second step of the impairment test, which requires allocation of the reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. An impairment charge will be recognized only when the implied fair value of a reporting unit's goodwill is less than its carrying amount. Broadcast licenses are analyzed at the market level. When evaluating whether a broadcast license is impaired, we compare the fair value of the broadcast licenses to the carrying amount of those same broadcast licenses. If the carrying amount of the broadcast licenses exceeds the fair value, then an impairment loss is recorded to the extent that the carrying value of the broadcast licenses exceeds the fair value.

We periodically evaluate our long-lived assets for impairment and continue to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. We evaluate the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time that such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are tested for impairment by comparing their estimated fair value to the carrying value. We typically estimate fair value using discounted cash flow models and appraisals. See *Note 4. Goodwill and Other Intangible Assets*, for more information.

Accrued Liabilities

Accrued liabilities consisted of the following as of December 31, 2010 and 2009 (in thousands):

	2010	2009
Compensation and employee insurance	$ **16,637**	$ 13,989
Interest	**13,528**	16,653
Other accruals relating to operating expenses	**29,027**	20,093
Deferred revenue	**8,879**	9,788
Total accrued liabilities	$ **68,071**	$ 60,523

We expense these activities when incurred.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We provide a valuation allowance for deferred tax assets if we determine, based on the weight of all available evidence, that it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2010, valuation allowances have been provided for a substantial amount of our available state net operating losses. Management periodically performs a comprehensive review of our tax positions and accrues amounts for tax contingencies. Based on these reviews, the status of ongoing audits and the expiration of applicable statute of limitations, accruals are adjusted as necessary in accordance with income tax accounting guidance.

Supplemental Information – Statements of Cash Flows

During 2010, 2009 and 2008, we had the following cash transactions (in thousands):

	2010	2009	2008
Income taxes paid related to continuing operations	$ 1,211	$ 537	$ 3,477
Income tax refunds received related to continuing operations	$ 8,435	$ 2,975	$ 11,810
Income tax refunds received related to discontinued operations	$ —	$ —	$ 5,501
Interest paid	$ 110,833	$ 61,266	$ 73,041

Non-cash barter and trade expense are presented in the consolidated statements of operations. Non-cash transactions related to capital lease obligations were $1.4 million, $2.3 million and $10.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Revenue Recognition

Total revenues include: (i) cash and barter advertising revenues, net of agency commissions; (ii) retransmission consent fees; (iii) network compensation; (iv) other broadcast revenues and (v) revenues from our other operating divisions.

Advertising revenues, net of agency commissions, are recognized in the period during which time spots are aired.

Our retransmission consent agreements contain both advertising and retransmission consent elements. We have determined that our retransmission consent agreements are revenue arrangements with multiple deliverables. Advertising and retransmission consent deliverables sold under our agreements are separated into different units of accounting at fair value. Revenue applicable to the advertising element of the arrangement is recognized similar to the advertising revenue policy noted above. Revenue applicable to the retransmission consent element of the arrangement is recognized ratably over the life of the agreement.

Network compensation revenue is recognized ratably over the term of the contract. All other significant revenues are recognized as services are provided.

Advertising Expenses

Advertising expenses are recorded in the period when incurred and are included in station production expenses. Total advertising expenses from continuing operations, net of advertising co-op credits, were $6.2 million, $3.9 million and $7.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Financial Instruments

Financial instruments, as of December 31, 2010 and 2009, consisted of cash and cash equivalents, trade accounts receivable, notes receivable (which are included in other current assets), derivatives, accounts payable, accrued liabilities and notes payable. The carrying amounts approximate fair value for each of these financial instruments, except for the notes payable. See *Note 5. Notes Payable and Commercial Bank Financing,* for additional information regarding the fair value of notes payable.

Pension

We are required to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of our pension plan in our consolidated financial statements. As of December 31, 2010 and 2009, we held a liability of $3.2 million and $3.9 million, respectively, representing the under funded status of our defined benefit pension plan.

Reclassifications

Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current year's presentation.

2. STOCK-BASED COMPENSATION PLANS:

Description of Awards

We have seven types of stock-based compensation awards: compensatory stock options (options), restricted stock awards (RSAs), an employee stock purchase plan (ESPP), employer matching contributions (the Match) for participants in our 401(k) plan, stock-settled appreciation rights (SARs), subsidiary stock awards and stock grants to our non-employee directors. Stock-based compensation expense has no effect on our consolidated cash flows. Below is a summary of the key terms and methods of valuation of our stock-based compensation awards:

Options. In June 1996, our Board of Directors adopted, upon approval of the shareholders by proxy, the 1996 Long-Term Incentive Plan (LTIP). The purpose of the LTIP is to reward key individuals for making major contributions to our success and the success of our subsidiaries and to attract and retain the services of qualified and capable employees. Options granted pursuant to the LTIP must be exercised within 10 years following the grant date. A total of 14,000,000 shares of Class A Common Stock are reserved for awards under this plan. As of December 31, 2010, 10,335,259 shares (including forfeited shares) were available for future grants.

The following is a summary of changes in outstanding stock options:

	Options	Weighted-Average Exercise Price	Exercisable	Weighted-Average Exercise Price
Outstanding at December 31, 2009	389,500	$ 10.74	389,500	$ 10.74
2010 Activity:				
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(89,000)	10.51	—	—
Outstanding at December 31, 2010	300,500	$ 10.81	300,500	$ 10.81

RSAs. RSAs are granted to employees pursuant to the LTIP. RSAs issued in 2010 have certain restrictions that lapse over two years at 50% and 50%, respectively. RSAs issued prior to 2010 have certain restrictions that lapse over three years at 25%, 25% and 50%, respectively. As the restrictions lapse, the Class A Common Stock may be freely traded on the open market. We awarded 173,000 RSAs that had a fair value of $5.75 per share and 95,500 RSAs that had a fair value of $8.94 per share on March 12, 2010 and April 1, 2008, respectively. The fair value assumes the value of the stock on the trading date immediately prior to the grant date. No RSAs were granted in 2009. In 2010 and 2009, 51,625 and 57,750, respectively, RSAs vested. As of December 31, 2010, 220,750 shares were unvested. For the years ended December 31, 2010, 2009 and 2008, we recorded expense of $0.8 million, $0.6 million and $0.6 million, respectively. RSAs are included in basic earnings (loss) per share upon grant date.

ESPP. In March 1998, the Board of Directors adopted, subject to approval of the shareholders, the ESPP. The ESPP provides our employees with an opportunity to become shareholders through a convenient arrangement for purchasing shares of Class A Common Stock. On the first day of each payroll deduction period, each participating employee receives options to purchase a number of shares of our common stock with money that is withheld from his or her paycheck. The number of shares available to the participating employee is determined at the end of the payroll deduction period by dividing the total amount of money withheld during the payroll deduction period by the exercise price of the options (as described below). Options granted under the ESPP to employees are automatically exercised to purchase shares on the last day of the payroll deduction period unless the participating employee has, at least thirty days earlier, requested that his or her payroll contributions stop. Any cash accumulated in an employee's account for a period in which an employee elects not to participate is distributed to the employee.

The initial exercise price for options under the ESPP is 85% of the lesser of the fair market value of the common stock as of the first day of the quarter and as of the last day of that quarter. No participant can purchase more than $25,000 worth of our common stock over all payroll deduction periods ending during the same calendar year. We value the stock options under the ESPP using the Black-Scholes option pricing model, which incorporates the following assumptions as of December 31, 2010, 2009 and 2008:

	2010	2009	2008
Risk-free interest rate	0.29%	0.28%	1.36%
Expected life	91 days	91 days	91 days
Expected volatility	78.86%	137.40%	117.70%
Annual dividend yield	0.00%	0.00%	15.22%

We use the Black-Scholes model as opposed to a lattice pricing model because employee exercise patterns are not relevant to this plan. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life is based on the approximate number of days in the quarter assuming the option was issued on the first day of the quarter. The expected volatility is based on our historical stock prices over the previous 90-day period. The annual dividend yield is based on the annual dividend per share divided by the share price on the grant date.

The stock-based compensation expense recorded related to the ESPP for the years ended December 31, 2010, 2009 and 2008 was $0.2 million, $0.3 million and $0.2 million, respectively. Less than 0.2 million shares were issued to employees during the year ended December 31, 2010.

Match. The Sinclair Broadcast Group, Inc. 401(k) Profit Sharing Plan and Trust (the 401(k) Plan) is available as a benefit for our eligible employees. Contributions made to the 401(k) Plan include an employee elected salary reduction amount, company-matching contributions (the Match) and an additional discretionary amount determined each year by the Board of Directors. The Match and any additional discretionary contributions may be made using our Class A Common Stock if the Board of Directors so chooses. Typically, we make the Match using our Class A Common Stock.

The value of the Match is based on the level of elective deferrals into the 401(k) plan. The amount of shares of our Class A Common Stock used to make the Match is determined using the closing price on or about March 1st of each year for the previous calendar year's Match. The Match is discretionary and is equal to a maximum of 50% of elective deferrals by eligible employees, capped at 4% of the employee's total cash compensation. For the years ended December 31, 2010, 2009 and 2008, we recorded $1.5 million, zero and $2.0 million, respectively, of compensation expense related to the Match. We did not make a 401(k) plan Match in 2009.

SARs. On March 12, 2010, 300,000 SARs were granted to David Smith, our President and Chief Executive Officer, pursuant to the LTIP. The base value of each SAR is $5.75 per share, which was the closing price of our Class A Common Stock on the grant date. The SARs had a grant date fair value of $1.6 million. On April 1, 2008, 350,000 SARs were granted to David Smith, pursuant to the LTIP. The base value of each SAR is $8.94 per share, which was the closing price of our Class A Common Stock on the grant date. The SARs had a grant date fair value of $0.5 million. No SARs were granted in 2009. The SARs have a 10-year term and vest immediately. As of December 31, 2010, 850,000 SARs were outstanding. We valued the SARs using the Black-Scholes model and the following assumptions:

	2010	2008
Risk-free interest rate	**3.85%**	4.25%
Expected life	**10 years**	10 years
Expected volatility	**110.38%**	46.10%
Annual dividend yield	**0.00%**	9.23%

For the years ended December 31, 2010 and 2008, we recorded compensation expense of $1.6 million and $0.5 million, respectively, related to these grants. During 2009 and 2008, these SARs had no effect on the shares used in our basic and diluted loss per share. During 2010, SARs had a dilutive effect on our earnings per share. In 2011, David Smith exercised 650,000 of his SARs for 237,947 shares. As of February 28, 2011, 200,000 SARs were outstanding.

Subsidiary Stock Awards. From time to time, we grant subsidiary stock awards to employees. The subsidiary stock is typically in the form of a membership interest in a consolidated limited liability company, not traded on a public exchange and valued based on the estimated fair value of the subsidiary. Fair value is typically estimated using discounted cash flow models and appraisals. These stock awards vest immediately. For the year ended December 31, 2008, we recorded compensation expense of $2.5 million related to these awards. We did not issue any subsidiary stock awards in 2010 or 2009. These awards have no effect on the shares used in our basic and diluted earnings per share.

Stock Grants to Non-Employee Directors. In addition to directors fees paid, on the date of each of our annual meetings of shareholders, each non-employee director receives a grant of shares of Class A Common Stock pursuant to the LTIP. In 2010, 2009 and 2008, each non-employee director received 5,000 shares, respectively. On June 3, 2010, June 4, 2009 and May 15, 2008, we granted 25,000 shares that had a fair value of $6.61 per share, 25,000 shares that had a fair value of $2.09 per share and 25,000 shares that had a fair value of $9.28 per share, respectively. The fair value assumes the closing value of the stock on the date of grant. We recorded an expense of $0.2 million, less than $0.1 million and $0.2 million on the date of grant for the years ended December 31, 2010, 2009 and 2008, respectively. Additionally, these shares are included in the total shares outstanding, which results in a dilutive effect on our basic and diluted earnings (loss) per share.

3. PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed under the straight-line method over the following estimated useful lives:

Buildings and improvements	10 - 30 years
Station equipment	5 - 10 years
Office furniture and equipment	5 - 10 years
Leasehold improvements	Lesser of 10 - 30 years or lease term
Automotive equipment	3 - 5 years
Property and equipment under capital leases	Lease term

Property and equipment consisted of the following as of December 31, 2010 and 2009 (in thousands):

	2010	2009
Land and improvements	$ **20,183**	$ 20,060
Real estate held for development and sale	**54,474**	52,049
Buildings and improvements	**93,514**	91,396
Station equipment	**341,022**	345,809
Office furniture and equipment	**44,735**	44,120
Leasehold improvements	**15,336**	15,286
Automotive equipment	**12,040**	12,006
Capital leased assets	**79,259**	80,483
Construction in progress	**3,005**	1,368
	663,568	662,577
Less: accumulated depreciation	**(391,337)**	(366,350)
	$ 272,231	$ 296,227

Capital leased assets are related to building, tower and equipment leases. Depreciation related to capital leases is included in depreciation expense in the consolidated statements of operations. We recorded capital lease depreciation expense of $4.0 million, $4.7 million and $5.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

4. GOODWILL, BROADCAST LICENSES AND OTHER INTANGIBLE ASSETS:

Goodwill and broadcast licenses are required to be tested for impairment at least annually. We test our broadcast licenses and goodwill annually during the fourth quarter each year and between annual evaluations if events occur or circumstances change that indicate that the fair value of our reporting units or licenses may be below their carrying amount. We did not have any indicators of impairment in the first, second or third quarters of 2010 and therefore did not perform impairment tests for those periods. We performed our annual impairment test in the fourth quarter of 2010.

When evaluating whether goodwill is impaired, we aggregate our stations by market for purposes of our goodwill impairment testing. We believe that our markets are most representative of our broadcast reporting units because we view, manage and evaluate our stations on a market basis. Furthermore, in our markets operated as duopolies, certain costs of operating the stations are shared including the use of buildings and equipment, the sales force and administrative personnel. We then compare the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. We estimate the fair market value of our reporting units using a combination of quoted market prices, observed earnings/cash flow multiples paid for comparable television stations, and discounted cash flow models. Our discounted cash flow model is based on our judgment of future market conditions within each designated market area, as well as discount rates that would be used by market participants in an arms-length transaction. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss is calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value.

When evaluating our broadcast licenses for impairment, the testing is done at the unit of accounting level using the income approach method. The income approach method involves an eight-year model that incorporates several variables, including, but not limited to, discounted cash flows of a typical market participant, market revenue and long term growth projections, estimated market share for the typical participant and estimated profit margins based on market size and station type. The model also assumes outlays for capital expenditures, future terminal values, an effective tax rate assumption and a discount rate based on the weighted-average cost of capital of the television broadcast industry.

The impairment charge taken during the year ended December 31, 2008 was primarily due to the severe economic downturn during the fourth quarter and, as a result, we made further revisions to our forecasted cash flows, cash flow multiples and discount rates. Broadcast licenses were impaired in 31 of 35 markets. We recorded goodwill impairment in four markets including Flint/Saginaw/Bay City, Michigan; Las Vegas, Nevada; Springfield/Champaign, Illinois and St. Louis, Missouri.

During the year ended December 31, 2008, certain events led us to test our goodwill associated with an other operating division company, Acrodyne Communications, Inc. As a result of this testing, we recorded a $1.6 million impairment charge in our consolidated statements of operations. There was no impairment related to our other operating division companies for the years ended December 31, 2010 and 2009.

We recorded an impairment charge in the first quarter of 2009 based on an interim impairment test performed as a result of the severe economic downturn and continued decrease in our market capitalization. As a result of this test, we recorded $69.5 million and $60.6 million in impairment charges related to our goodwill and broadcast licenses, respectively, in the first quarter of 2009. Broadcast licenses were impaired in 28 of 35 markets. The fair value of the broadcast licenses was $85.3 million. We recorded goodwill impairment in three markets including Cedar Rapids, Iowa; Charleston, West Virginia; and Madison, Wisconsin.

The impairment charge taken during the fourth quarter of 2009 was primarily due to the continued deterioration of the economy and further revisions to our forecasted cash flows, cash flow multiples and discount rates. As a result of this test, we recorded $94.7 million and $24.3 million in impairment charges related to our goodwill and broadcast licenses, respectively, in the fourth quarter of 2009. Broadcast licenses were impaired in 18 of 35 markets. We recorded goodwill impairment in two markets including Buffalo, New York; and Pensacola, Florida.

As a result of our 2010 annual impairment test, we recorded an impairment charge related to our broadcast licenses of $4.6 million. Broadcast licenses were impaired in 7 of 35 markets and were primarily the result of additional cash outflows for increased signal strength necessary to maintain competitive market positions. The fair value of the broadcast licenses was $55.5 million. There was no impairment to goodwill in 2010.

The carrying value, fair value and impairment loss of the goodwill and broadcast licenses which were impaired during 2010 and 2009 were as follows (in thousands):

		Fair Value Measurements Using			
Description	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Impairment Losses
Year Ended December 31, 2010					
Broadcast licenses (a)	**$ 14,850**	**$ —**	**$ —**	**$ 14,850**	**$ 4,613**
Year Ended December 31, 2009					
Goodwill of markets which were impaired during the year (b)	$ 55,762	$ —	$ —	$ 55,762	$ 164,171
Broadcast licenses (a)	$ 51,542	$ —	$ —	$ 51,542	$ 80,434
Year Ended December 31, 2008					
Goodwill of markets which were impaired during the year (b)	$ 20,094	$ —	$ —	$ 20,094	$ 191,840
Broadcast licenses (a)	$ 112,415	$ —	$ —	$ 112,415	$ 270,422

(a) The fair value above represents the fair value of the broadcast licenses that were impaired in 2010, 2009 and 2008 and recorded to fair value. It excludes carrying values of $32.5 million, $0.4 million and $20.0 million related to broadcast licenses as of December 31, 2010, 2009 and 2008, respectively, which were not impaired during those years and had fair values in excess of carrying value.

(b) The fair value above represents the implied fair value of the goodwill assigned to the five impaired markets in 2009 and four impaired markets in 2008 for which we were required to calculate this amount. It excludes carrying values related to goodwill of $604.2 million and $804.1 million at December 31, 2009 and 2008, respectively, for which we were not required to calculate the fair value.

The key assumptions used to determine the fair value of our reporting units to test our goodwill for impairment and to determine the fair value of our broadcast licenses consist of discount rates, revenue and expense growth rates, constant growth rates and comparable business multiples. The revenue and expense growth rates used in our goodwill impairment testing and the revenue, expense and constant growth rates used in determining the fair value of our broadcast licenses have decreased slightly from 2009 to 2010. However, the baseline cash flows to which these growth rates are applied have increased due to a stronger than expected recovery in revenue in 2010. The growth rates are based on market studies, industry knowledge and historical performance.

The discount rates used to determine the fair value of our reporting units to test our goodwill for impairment and to determine the fair value of our broadcast licenses have slightly decreased from 2009 to 2010. The discount rate is based on a number of factors including market interest rates, a weighted average cost of capital analysis based on the target capital structure for a television station, and includes adjustments for market risk and company specific risk. The minimal decrease in the discount rate is primarily due to a slight decrease in the general cost of equity in 2010.

The comparable business multiple used to determine the fair value of our reporting units to test our goodwill for impairment has not changed from 2009 to 2010 due to the lack of data from sales transactions in the market in the past two years. It is an estimate of the multiple that would most likely be paid for a mature, cash flowing television station in the current marketplace.

As of December 31, 2010 and 2009, the carrying amount of our broadcast licenses related to continuing operations was as follows (in thousands):

	As of December 31,	
	2010	**2009**
Beginning balance	**$ 51,988**	$ 132,422
Broadcast license impairment charge (a)	**(4,613)**	(80,434)
Ending balance (b)	**$ 47,375**	$ 51,988

(a) In 2010 and 2009, an impairment of $0.2 million and $4.5 million, respectively, was recorded against purchase option assets included in other assets in the consolidated balance sheet. These purchase options give us the right to purchase the license assets of certain stations.

(b) Approximately $4.2 million and $4.3 million of broadcast licenses relate to consolidated VIEs as of December 31, 2010 and 2009, respectively.

The change in the carrying amount of goodwill related to continuing operations was as follows (in thousands):

	2010	**2009**
Balance as of January 1,	**$ 1,073,590**	$ 1,073,590
Accumulated impairment losses	**(413,573)**	(249,402)
	660,017	824,188
Impairment losses (a)	**—**	(164,171)
Balance as of December 31,		
Goodwill	**1,073,590**	1,073,590
Accumulated impairment losses	**(413,573)**	(413,573)
	$ 660,017	$ 660,017

(a) In 2009, all of the goodwill impairment charge related to our broadcast segment.

Definite-lived intangible assets and other assets subject to amortization are being amortized on a straight-line basis over periods of 5 to 25 years. We analyze specific definite-lived intangibles for impairment when events occur that may impact their value in accordance with the respective accounting guidance for long-lived assets. There was no impairment charge recorded for the years ended December 31, 2010 and 2009, respectively.

The following table shows the gross carrying amount and accumulated amortization of intangibles and estimated amortization related to continuing operations (in thousands):

	Weighted Average Amortization Period	As of December 31, 2010		As of December 31, 2009	
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:					
Network affiliation	25 years	$ 245,025	$ (132,013)	$ 245,160	$ (122,718)
Decaying advertiser base	15 years	122,375	(111,675)	122,375	(106,248)
Other	15 years	97,200 (a)	(36,260)	86,983 (a)	(32,147)
Total		$ 464,600	$ (279,948)	$ 454,518	$ (261,113)

(a) During 2010 and 2009, we purchased $10.2 million and $15.2 million, respectively, in additional alarm monitoring contracts.

The amortization expense of the definite-lived intangible assets and other assets for the years ended December 31, 2010, 2009 and 2008 was $18.8 million, $22.4 million and $18.3 million, respectively. The following table shows the estimated amortization expense of the definite-lived intangible assets and other assets for the next five years (in thousands):

For the year ended December 31, 2011	$ 17,952
For the year ended December 31, 2012	16,796
For the year ended December 31, 2013	14,877
For the year ended December 31, 2014	12,552
For the year ended December 31, 2015	12,349
Thereafter	110,126
	$ 184,652

5. NOTES PAYABLE AND COMMERCIAL BANK FINANCING:

Bank Credit Agreement

On October 29, 2009, concurrently with the closing of the offering of the 9.25% Notes we entered into the Bank Credit Agreement by amending and restating the previous bank credit agreement. On August 19, 2010, we entered into an amendment (the Amendment) of our Bank Credit Agreement. The final terms of the Bank Credit Agreement, as amended, are set forth below:

- A six-year term loan facility (Term Loan B) of $330.0 million. Under the Amendment, we paid down $35.0 million of the outstanding $305.0 million balance under the Term Loan B and repriced the remaining $270.0 million outstanding. The Term Loan B bears interest at LIBOR plus 4.00% with a 1.5% LIBOR floor and will continue to amortize principal at a rate of 0.25% per quarter commencing on March 31, 2011, continuing until the scheduled final payment on October 29, 2015 with 94.19% due at maturity or upon earlier termination of the Term Loan B pursuant to the terms in the Bank Credit Agreement.
- We have the right to prepay the Term Loan B at any time; provided, however, that if we prepay, reprice downward or otherwise refinance all or any portion of the Term Loan B prior to August 19, 2011, then we will be required to pay the Term Loan B lenders a prepayment premium equal to 1.00% of the aggregate amount prepaid, repriced or otherwise refinanced. Any prepayments on the Term Loan B are deducted from the scheduled final payment due on October 29, 2015.
- An amended and restated revolving credit facility (the Revolving Credit Facility). Under the terms of the Revolving Credit Facility, $60.5 million in existing commitments will remain in place under the revolving credit facility pricing in the previous bank credit agreement, which as of December 31, 2010 was LIBOR plus 0.75% and will expire June 2011. In addition, $75.4 million in commitments were extended until December 31, 2013 at a price of LIBOR plus 4.00% with a 2.0% LIBOR floor. We have the right to prepay the Revolving Credit Facility at any time without prepayment penalty. As of December 31, 2010, we did not have any amounts drawn under the Revolving Credit Facility.
- Provision for additional incremental term loan capacity up to $100.0 million.

The Bank Credit Agreement is collateralized by $1,001.8 million of our tangible and intangible assets.

During 2010, debt refinancing costs of $3.6 million were recorded to interest expense in our consolidated statement of operations in accordance with debt modification accounting guidance that applied to the amendment. Interest expense, excluding the debt refinancing costs, was $19.9 million, $8.5 million and $14.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The weighted average interest rate of the Term Loan B for the years ended December 31, 2010 and 2009 was 6.86% and 6.96%, respectively.

In February 2011, we disclosed our intention to refinance a portion of and to amend certain terms of the Bank Credit Agreement.

8.0% Senior Subordinated Notes, Due 2012

From March 2002 through May 29, 2003, we issued $650.0 million aggregate principal amount of 8.0% Senior Subordinated Notes, due 2012 (the 8.0% Notes). Interest on the 8.0% Notes was paid semiannually on March 15 and September 15 of each year, beginning September 15, 2002. The 8.0% Notes were issued under an indenture among us, certain of our subsidiaries (the guarantors) and the trustee.

In addition to partial redemptions in 2007, during 2008, we repurchased, in the open market, $38.8 million of the 8.0% Notes at face value. As a result of these redemptions, we recorded a gain from extinguishment of debt of $0.4 million for the year ended December 31, 2008. We did not repurchase any 8.0% Notes in 2009.

On September 20, 2010, we commenced a tender offer to purchase for cash any and all of the outstanding 8.0% Notes. We offered to purchase the 8.0% Notes at a purchase price of $1,002.50 per $1,000 principal amount, if tendered within the first ten business days of the tender offer period or $972.50 per $1,000 principal amount if tendered after such time, plus accrued and unpaid interest. The tender offers expired October 19, 2010 and approximately $175.7 million principal amount of the 8.0% Notes were tendered and purchased. On November 19, 2010, we completed the redemption of the remaining $49.0 million outstanding of 8.0% Notes. These Notes were redeemed for cash at a redemption price of 100% of the principal amount of the Notes plus accrued and unpaid interest. The redemption of the Notes was effected in accordance with the terms of the indenture governing the Notes and was funded from the net proceeds of the 8.375% Senior Unsecured Notes, due 2018 (8.375% Notes) offering described below and available cash on hand. As a result of these redemptions, we recorded a gain from extinguishment of debt of $0.7 million for the year ended December 31, 2010.

Interest expense was $13.9 million, $17.6 million and $19.4 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The weighted average interest rate for the 8.0% Notes including the amortization of its bond premium was 7.88% and 7.83% for the years ended December 31, 2010 and 2009, respectively.

6.0% Convertible Debentures, Due 2012

On June 15, 2005, we completed an exchange of our Series D Convertible Exchangeable Preferred Stock (the Preferred Stock) into 6.0 % Convertible Debentures, due 2012 (the 6.0% Notes). The 6.0% Notes mature September 15, 2012, and bear interest at a rate of 6.0% per annum, payable quarterly on each March 15, June 15, September 15 and December 15, beginning September 15, 2005. The 6.0% Notes are convertible into Class A Common Stock at the option of the holders at a conversion price of $22.813 per share, subject to adjustment. The difference in the carrying amount of the Preferred Stock and the fair value of the 6.0% Notes was recorded as a $31.7 million discount on the 6.0% Notes and is being amortized over the life of the 6.0% Notes using the effective interest method.

During 2009 and 2008, we redeemed, on the open market, $1.0 million and $18.1 million principal amount of the 6.0% Notes. In connection with these redemptions, we recorded a gain from extinguishment of debt of $0.4 million and $2.2 million for the years ended December 31, 2009 and 2008, respectively.

During 2010, we repurchased, on the open market, $6.1 million in principal amount of the 6.0% Notes. On September 20, 2010, we commenced tender offers to purchase for cash up to $60.0 million in principal amount of the outstanding 6.0% Notes. We offered to purchase the 6.0% Notes at a purchase price of $987.50 per $1,000 principal amount plus accrued and unpaid interest. The tender offer expired October 19, 2010 and approximately $58.0 million of the 6.0% Notes were tendered and purchased. The net proceeds from the offering of the 8.375% Notes described below and cash on hand were used to fund this tender offer.

Interest expense was $10.6 million, $11.6 million, and $9.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The weighted average interest rate for the 6.0% Notes including the amortization of its bond discount was 8.96% and 8.65% for the years ended December 31, 2010 and 2009, respectively.

9.25% Senior Secured Second Lien Notes, Due 2017

On October 29, 2009, we issued $500.0 million aggregate principal amount of the 9.25% Notes that mature on November 1, 2017, pursuant to an indenture, dated as of October 29, 2009 (the Indenture). The 9.25% Notes were priced at 97.264% of their par value and accrue interest at a rate of 9.25% beginning on the issue date. Interest on the 9.25% Notes is paid on May 1 and November 1 of each year, beginning May 1, 2010. Prior to November 1, 2013, we may redeem the 9.25% Notes in whole, but not in part, at any time at a price equal to 100% of the principal amount of the 9.25% Notes plus accrued and unpaid interest, plus a "make-whole premium" as set forth in the Indenture. Beginning on November 1, 2013, we may redeem some or all of the 9.25% Notes at any time or from time to time at the redemption prices set forth in the Indenture. In addition, on or prior to November 1, 2012, we may redeem up to 35.0% of the 9.25% Notes using the proceeds of certain equity offerings. Upon the sale of certain of our assets or certain changes of control, the holders of the 9.25% Notes may require us to repurchase some or all of the 9.25% Notes. The 9.25% Notes are collateralized by $1,001.8 million of our tangible and intangible assets.

The weighted average interest rate for the 9.25% Notes including the amortization of its bond discount was 9.71% and 9.72% for the years ended December 31, 2010 and 2009, respectively.

Interest expense was $47.3 million and $8.3 million for the years ended December 31, 2010 and 2009, respectively.

8.375% Senior Unsecured Notes, due 2018

On October 4, 2010, we issued $250.0 million aggregate principal amount of 8.375% Notes due October 15, 2018 at 98.567% of their par value pursuant to an indenture, dated as of October 4, 2010 (the Indenture). Interest on the 8.375% Notes will be paid on April 15 and October 15 of each year, beginning April 15, 2011. Prior to October 15, 2014, we may redeem the 8.375% Notes in whole or in part, at any time or from time to time at a price equal to 100% of the principal amount of the 8.375% Notes plus accrued and unpaid interest, plus a "make-whole premium" as set forth in the Indenture. Beginning on October 15, 2014, we may redeem some or all of the 8.375% Notes at any time or from time to time at the redemption prices set forth in the Indenture. In addition, on or prior to October 15, 2013, we may redeem up to 35% of the 8.375% Notes using the proceeds of certain equity offerings. Upon certain changes of control, we must offer to purchase the 8.375% Notes at a price equal to 101% of the face amount of the Notes plus accrued and unpaid interest. The net proceeds from the offering of the 8.375% Notes were used to fund the tender offers for our 6.0% and 8.0% Notes described above. Concurrent to entering into the Indenture we also entered into a registration rights agreement requiring us to complete an offer of an exchange of the 8.375% Notes for registered securities with the SEC by July 1, 2011. The 8.375% Notes registration became effective on November 23, 2010.

The weighted average interest rate of the 8.375% Notes for the year ended December 31, 2010 was 8.45%.

Interest expense was $5.1 million for the year ended December 31, 2010.

4.875% Convertible Senior Notes, Due 2018 and 3.0% Convertible Senior Notes, Due 2027

Any holder of the 4.875% Notes may surrender all or any portion of their notes for a conversion into our Class A Common Stock at any time. As of December 31, 2010, the conversion price of the 4.875% Notes was $22.37 per share and the number of Class A Common Stock that would be delivered upon conversion was 254,128. The 4.875% Notes bore cash interest at an annual rate of 4.875% until January 15, 2011 and now bear cash interest at an annual rate of 2.00% from January 15, 2011 through maturity. The principal amount of the 4.875% Notes will accrete to 125.66% of the original par amount from January 15, 2011 to maturity. As of January 15, 2011, no put rights were exercised for the 4.875% Notes and the put right expired.

Upon certain conditions, the 3.0% Notes are convertible into cash and, in certain circumstances, shares of Class A Common Stock at any time on or before November 15, 2026. Holders of the 3.0% Notes will have the right on May 15, 2017 and May 15, 2022, or any other such date to be determined by us at a repurchase price payable in cash equal to the aggregate principal amount plus accrued and unpaid interest (including contingent cash interest), if any, through the repurchase date. As of December 31, 2010, the conversion price of the 3.0% Notes was $18.99 per share and the number of Class A Common Stock that would be delivered upon conversion was 284,360.

During 2008, we redeemed, on the open market, $6.5 million of the 4.875% Notes. We recorded a $2.8 million gain on extinguishment of debt related to this redemption for the year ended December 31, 2008.

During 2009, we commenced tender offers at 98% of the face value of the Notes and purchased $266.6 million and $106.5 million of the 3.0% Notes and 4.875% Notes, respectively. Additionally, during 2009, we redeemed, on the open market, $50.7 million of the 3.0% Notes. We recorded $18.9 million and $0.2 million gain from extinguishment on the 3.0% Notes and 4.875% Notes, respectively for the year ended December 31, 2009.

During the first quarter of 2010, we completed tender offers to purchase for cash any and all of the outstanding 3.0% Notes and 4.875% Notes at 100% of the face value of such notes. We redeemed approximately $12.3 million and $14.3 million of the 3.0% and 4.875% Notes, respectively. During the second quarter of 2010, the put right period for the 3.0% Notes expired and holders representing $10.0 million in principal amount of the 3.0% Notes exercised their put rights. During the third quarter of 2010, we redeemed $17.0 million of the 4.875% Notes in a private transaction.

The weighted average interest rate for the 4.875% Notes was 4.875% for the year ended December 31, 2009. The effective interest rate on the liability portion of the 3.0% Notes at December 31, 2009 was 6.35%.

Interest expense for the 4.875% Notes was $1.0 million, $6.2 million and $7.3 million for the years ended December 31, 2010, 2009 and 2008, respectively. Interest expense for the 3.0% Notes was $0.5 million, $15.5 million and $20.5 million, respectively.

Cunningham Bank Credit Facility

Cunningham, one of our consolidated VIEs, holds a $33.5 million term loan facility originally entered into on March 20, 2002, with an unrelated third party. Primarily all of Cunningham's assets are collateral for its term loan facility, which is non-recourse. On June 5, 2009, the administrative agent under Cunningham's bank credit facility declared an event of default under the facility for failure to timely deliver certain annual financial statements as required. As of such date, a rate of interest of LIBOR plus 5.0%, which rate includes a 2.0% default rate of interest, was instituted on all outstanding borrowings under the Cunningham bank credit facility. On June 30, 2009, the default was waived and the termination date of the Cunningham bank credit facility was extended to July 31, 2009, subject to certain conditions, including maintaining the default interest rate. On July 31, 2009, the Cunningham bank credit facility was further extended to October 30, 2009. The extension required that Cunningham make $0.2 million principal payments on its term loan facility as of the first day of each of August, September and October with the balance due on October 30, 2009. To avoid any potential bankruptcy of Cunningham, the lenders under Cunningham's existing credit facility indicated their willingness to replace such credit facility with a new credit facility, which was conditioned upon Cunningham's demonstration that it can repay the outstanding principal balance due under the facility within three years maturing on October 1, 2012. The interest rate of the new credit facility is LIBOR plus 4.5% with a 2.0% floor. As a result, Cunningham asked us to restructure certain of its arrangements with us, including the LMAs. See *Note 11. Related Person Transactions* for more information.

Our Bank Credit Agreement contains certain cross-default provisions with certain material third-party licensees. As of December 31, 2010, Cunningham was the sole material third party licensee as defined in our Bank Credit Agreement. A default by a material third-party licensee including a default caused by insolvency would cause an event of default under our Bank Credit Agreement.

For the years ended December 31, 2010, 2009 and 2008, the interest expense relating to Cunningham's term loan facility was $1.7 million, $1.8 million and $2.0 million, respectively.

Other Operating Divisions Segment Debt

Other operating divisions segment debt includes the debt of our consolidated subsidiaries with non-broadcast related operations. This debt is non-recourse. Interest is paid on this debt at rates typically ranging from LIBOR plus 2.75% to a fixed 6.11% during 2010. During 2010, 2009 and 2008, interest expense on this debt was $4.3 million, $3.8 million and $1.0 million, respectively.

Summary

Notes payable, capital leases and the Bank Credit Agreement consisted of the following as of December 31, 2010 and 2009 (in thousands):

	2010	2009
Bank Credit Agreement, Term Loan B	**$ 270,000**	$ 330,000
Cunningham Term Loan Facility (non-recourse)	**21,933**	32,900
8.0% Senior Subordinated Notes, due 2012	**—**	224,663
6.0% Convertible Debentures, due 2012	**70,035**	134,121
9.25% Senior Secured Second Lien Notes, due 2017	**500,000**	500,000
4.875% Convertible Senior Notes, due 2018	**5,685**	37,016
8.375% Senior Unsecured Notes, due 2018	**250,000**	—
3.0% Convertible Senior Notes, due 2027	**5,400**	27,667
Capital leases	**43,689**	43,592
Other operating divisions segment debt (all non-recourse)	**48,000**	37,756
	1,214,742	1,367,715
Plus: Premium on 8.0% Senior Subordinated Notes, due 2012	**—**	2,734
Less: Discount on Bank Credit Agreement, Term Loan B	**(5,648)**	(6,449)
Less: Discount on 6.0% Convertible Debentures, due 2012	**(4,015)**	(11,639)
Less: Discount on 9.25% Senior Secured Second Lien Notes, due 2017	**(12,276)**	(13,481)
Less: Discount on 8.375% Senior Unsecured Notes, due 2018	**(3,507)**	—
Less: Discount on 3.0% Convertible Notes, due 2027	**—**	(284)
Less: Current portion	**(19,556)**	(40,632)
	$ 1,169,740	$ 1,297,964

Indebtedness under the notes payable, capital leases and the Bank Credit Agreement as of December 31, 2010 matures as follows (in thousands):

	Notes and Bank Credit Agreement	Capital Leases	Total
2011	$ 18,713	$ 4,946	$ 23,659
2012	113,078	5,090	118,168
2013	4,134	5,218	9,352
2014	17,243	5,359	22,602
2015	256,800	5,406	262,206
2016 and thereafter	762,544	59,418	821,962
Total minimum payments	1,172,512	85,437	1,257,949
Less: Discount on Term Loan B	(5,648)	—	(5,648)
Less: Discount on 6.0% Convertible Debentures, due 2012	(4,015)	—	(4,015)
Less: Discount on 9.25% Senior Secured Second Lien Notes, due 2017	(12,276)	—	(12,276)
Less: Discount on 8.375% Senior Unsecured Notes, due 2018	(3,507)	—	(3,507)
Less: Amount representing interest	(1,459)	(41,748)	(43,207)
	$ 1,145,607	$ 43,689	$ 1,189,296

Substantially all of our stock in our wholly-owned subsidiaries has been pledged as security for the Bank Credit Agreement.

As of December 31, 2010, our broadcast segment had 28 capital leases with non-affiliates, including 26 tower leases and two building leases; our other operating divisions segment had 2 capital equipment leases and corporate has one building lease. All of our tower leases will expire within the next 22 years and the building lease will expire within the next 7 years. Most of our leases have 5-10 year renewal options and it is expected that these leases will be renewed or replaced within the normal course of business. For more information related to our affiliate notes and capital leases, see *Note 11. Related Person Transactions.*

We filed a $500.0 million universal shelf registration statement with the SEC which became effective April 22, 2009 and expires March 8, 2012. We may use the universal shelf registration statement to issue common and preferred equity, debt securities and securities convertible into equity.

6. PROGRAM CONTRACTS:

Future payments required under program contracts as of December 31, 2010 were as follows (in thousands):

2011	$	68,301
2012		17,776
2013		10,477
2014		1,215
2015 and thereafter		125
Total		97,894
Less: Current portion		(68,301)
Long-term portion of program contracts payable	$	29,593

Each future periods' film liability includes contractual amounts owed, however, what is contractually owed does not necessarily reflect what we are expected to pay during that period. While we are contractually bound to make the payments reflected in the table during the indicated periods, industry protocol typically enables us to make film payments on a three-month lag. Included in the current portion amounts are payments due in arrears of $18.5 million. In addition, we have entered into non-cancelable commitments for future program rights aggregating $88.5 million as of December 31, 2010.

We perform a net realizable value calculation quarterly for each of our program contract costs in accordance with FASB guidance on Financial Reporting for Broadcasters. We utilize sales information to estimate the future revenue of each commitment and measure that amount against the commitment. If the estimated future revenue is less than the amount of the commitment, a loss is recorded in amortization of program contract costs and net realizable value adjustments in the consolidated statements of operations.

7. COMMON STOCK:

Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share, except for votes relating to "going private" and certain other transactions. The Class A Common Stock and the Class B Common Stock vote together as a single class, except as otherwise may be required by Maryland law, on all matters presented for a vote. Holders of Class B Common Stock may at any time convert their shares into the same number of shares of Class A Common Stock. During 2010 and 2009, 2,370,040 and 2,000,000, respectively, Class B Common Stock shares were converted into Class A Common Stock shares.

Our Bank Credit Agreement and some of our subordinated debt instruments have restrictions on our ability to pay dividends. Under our Bank Credit Agreement, in certain circumstances, we may make up to $40.0 million in unrestricted annual cash payments including but not limited to dividends. Under the indentures governing the 9.25% Notes and 8.375% Notes, we are restricted from paying dividends on our common stock unless certain specified conditions are satisfied, including that:

- no event of default then exists under the indenture or certain other specified agreements relating to our indebtedness; and
- after taking into account the dividends payment, we are within certain restricted payment requirements contained in the indenture.

In addition, under certain of our debt instruments, the payment of dividends is not permissible during a default thereunder.

No dividend payments were made in 2009. In November 2010, our Board of Directors declared a $0.43 per share common stock dividend. The dividend was paid on December 15, 2010 to holders of record on December 1, 2010. In February 2011, our Board of Directors reinstated our dividend policy, declaring a quarterly common stock dividend of $0.12 per share.

On February 5, 2008, our Board of Directors renewed its authorization to repurchase up to $150.0 million of the Class A Common Stock on the open market or through private transactions. During 2009, we repurchased approximately 1.5 million shares of Class A Common Stock for approximately $1.5 million on the open market, including transaction cost. We did not repurchase any shares of Class A Common Stock during 2010.

8. DERIVATIVE INSTRUMENTS:

We enter into derivative instruments primarily to reduce the impact of changing interest rates on our floating rate debt and to reduce the impact of changing fair market values on our fixed rate debt.

In February 2008, the counterparty to our then existing interest rate swap agreements, elected to change the termination dates of the $180.0 million and $120.0 million swaps from March 15, 2012 to March 25, 2008 and March 26, 2008, respectively. We received a termination fee of $3.2 million from the counterparty for the early termination of the $120.0 million swap. After the removal of the related $2.4 million derivative asset from our consolidated balance sheet, the resulting $0.8 million, along with $0.2 million of interest was recorded in gain from derivative instruments in the consolidated statements of operations. We received a termination fee of $4.8 million from the counterparty for the early termination of the $180.0 million swap. The carrying value of the underlying debt was adjusted to reflect the $4.8 million termination fee and that amount was treated as a premium on the underlying debt that was being hedged and is amortized over its remaining life as a reduction to interest expense. The total termination fees received of $8.0 million are included in the cash flows from financing activities section of the consolidated statement of cash flows for the year ended December 31, 2008.

As of December 31, 2010, we have embedded derivatives related to contingent cash interest features in our 4.875% Notes and 3.0% Notes, which had negligible fair values.

9. INCOME TAXES:

The provision (benefit) for income taxes consisted of the following for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	2010	2009	2008
Provision (benefit) for income taxes - continuing operations	$ 40,226	$ (32,512)	$ (121,363)
Provision for income taxes - discontinued operations	77	350	358
	$ 40,303	$ (32,162)	$ (121,005)
Current:			
Federal	$ 1,263	$ (7,882)	$ 76
State	596	669	(4)
	1,859	(7,213)	72
Deferred:			
Federal	37,010	(25,598)	(115,587)
State	1,434	649	(5,490)
	38,444	(24,949)	(121,077)
	$ 40,303	$ (32,162)	$ (121,005)

The following is a reconciliation of federal income taxes at the applicable statutory rate to the recorded provision from continuing operations:

	2010	2009	2008
Federal income tax (benefit) provision at statutory rate	35.0%	(35.0%)	(35.0%)
Adjustments-			
State income taxes, net of federal effect	1.5%	(0.3%)	(1.3%)
Non-deductible expense items	(0.1%)	18.0%	3.9%
Basis in subsidiaries stock	(2.1%)	(2.3%)	—%
Other	0.1%	0.3%	(0.6%)
Provision (benefit) for income taxes	34.4%	(19.3%)	(33.0%)

The non-deductible expense items include the tax effect of $27.9 million and $5.4 million of non-deductible goodwill impairment for the years ended December 31, 2009 and 2008, respectively, and $0.1 million, $2.0 million and $8.3 million of non-deductible FCC license impairment for the years ended December 31, 2010, 2009 and 2008, respectively.

We recorded a deferred tax benefit of $2.5 million and $3.8 million during the years ended December 31, 2010 and 2009, respectively, related to the recovery of historical losses attributable to the basis in stock of certain subsidiaries.

Temporary differences between the financial reporting carrying amounts and the tax bases of assets and liabilities give rise to deferred taxes. Total deferred tax assets and deferred tax liabilities as of December 31, 2010 and 2009 were as follows (in thousands):

	2010	2009
Current and Long-Term Deferred Tax Assets:		
Net operating losses:		
Federal	$ 4,063	$ 17,430
State	83,229	81,578
Broadcast licenses	24,782	31,725
Intangibles	8,669	11,774
Other	32,235	33,093
	152,978	175,600
Valuation allowance for deferred tax assets	(77,559)	(76,834)
Total deferred tax assets	$ 75,419	$ 98,766
Current and Long-Term Deferred Tax Liabilities:		
Broadcast licenses	$ (9,199)	$ (9,814)
Intangibles	(191,658)	(173,836)
Property and equipment, net	(19,019)	(24,424)
Contingent interest obligations	(52,212)	(51,044)
Other	(4,008)	(1,898)
Total deferred tax liabilities	(276,096)	(261,016)
Net tax liabilities	$ (200,677)	$ (162,250)

Our remaining federal and state net operating losses will expire during various years from 2011 to 2030.

We establish valuation allowances in accordance with the guidance related to accounting for income taxes. In evaluating our ability to realize net deferred tax assets, we consider all available evidence, both positive and negative, including our past operating results, tax planning strategies and forecasts of future taxable income. In considering these sources of taxable income, we must make certain assumptions and judgments that are based on the plans and estimates used to manage our underlying businesses. A valuation allowance has been provided for deferred tax assets based on past operating results, expected timing of the reversals of existing temporary book/tax basis differences, alternative tax strategies and projected future taxable income. Although realization is not assured for the remaining deferred tax assets, we believe it is more likely than not that they will be realized in the future. During the year ended December 31, 2010, we increased our valuation allowance by $0.7 million. The change in valuation allowance was primarily due to state net operating losses. During the year ended December 31, 2009, we decreased our valuation allowances by $8.0 million. The change in valuation allowance was primarily due to the removal of the fully valued federal net operating losses related to the closure of a subsidiary.

As of December 31, 2010 and 2009, we had $26.1 million of gross unrecognized tax benefits. Of this total, $15.1 million (net of federal effect on state tax issues) and $6.8 million (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively.

The following table summarizes the activity related to our accrued unrecognized tax benefits (in thousands):

	2010	2009	2008
Balance at January 1,	$ 26,148	$ 26,088	$ 27,972
(Reductions) increases related to prior years tax position	(210)	146	(1,017)
Increases related to current year tax positions	187	104	167
Reductions related to settlements with taxing authorities	—	(76)	(501)
Reductions related to expiration of the applicable statute of limitations	—	(114)	(533)
Balance at December 31,	$ 26,125	$ 26,148	$ 26,088

In addition, we recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. We recognized $1.0 million, $1.1 million and $1.4 million of income tax expense for interest related to uncertain tax positions for the years ended December 31, 2010, 2009 and 2008, respectively.

Management periodically performs a comprehensive review of our tax positions and accrues amounts for tax contingencies. Based on these reviews, the status of on-going audits and the expiration of applicable statute of limitations, these accruals are adjusted as necessary. The resolution of audits is unpredictable and could result in tax liabilities that are significantly higher or lower than for what we have provided. Amounts accrued for these tax matters are included in the table above and long-term liabilities in our consolidated balance sheets. We believe that adequate accruals have been provided for all years.

We are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. All of our 2007 and subsequent federal and state tax returns remain subject to examination by various tax authorities. Some of our pre-2007 federal and state tax returns may also be subject to examination. In addition, our 2006 and 2007 federal tax returns are currently under audit, and several of our subsidiaries are currently under state examinations for various years. We do not anticipate the resolution of these matters will result in a material change to our consolidated financial statements. In addition, it is reasonably possible that various statutes of limitations could expire by December 31, 2011. We do not expect such expirations, if any, would significantly change our unrecognized tax benefits over the next twelve months.

10. COMMITMENTS AND CONTINGENCIES:

Litigation

We are a party to lawsuits and claims from time to time in the ordinary course of business. Actions currently pending are in various stages and no material judgments or decisions have been rendered by hearing boards or courts in connection with such actions. After reviewing developments to date with legal counsel, our management is of the opinion that the outcome of our pending and threatened matters will not have a material adverse effect on our consolidated balance sheets, consolidated statements of operations or consolidated statements of cash flows.

Various parties have filed petitions to deny our applications for the following stations' license renewals: WXLV-TV, Winston-Salem, North Carolina; WMYV-TV, Greensboro, North Carolina; WLFL-TV, Raleigh/Durham, North Carolina; WRDC-TV, Raleigh/Durham, North Carolina; WLOS-TV, Asheville, North Carolina, WMMP-TV, Charleston, South Carolina; WTAT-TV, Charleston, South Carolina; WMYA-TV, Anderson, South Carolina; WICS-TV and WICD-TV in Springfield/Champaign, Illinois and WCGV-TV and WVTV-TV in Milwaukee, Wisconsin. The FCC is in the process of considering the renewal applications and we believe the petitions have no merit.

Operating Leases

We have entered into operating leases for certain property and equipment under terms ranging from one to 15 years. The rent expense from continuing operations under these leases, as well as certain leases under month-to-month arrangements, for the years ended December 31, 2010, 2009 and 2008 was approximately $3.7 million, $4.1 million and $4.3 million, respectively.

Future minimum payments under the leases are as follows (in thousands):

2011	$ 3,854
2012	3,615
2013	3,304
2014	3,199
2015	2,550
2016 and thereafter	6,246
	$ 22,768

We had no material outstanding letters of credit as of December 31, 2010.

Network Affiliation Agreements and Program Service Arrangements

Our 58 television stations that we own and operate, or to which we provide programming services or sales services, are affiliated as follows: FOX (20 stations); MyNetworkTV (16 stations; not a network affiliation, however is branded as such); ABC (9 stations); The CW (10 stations); CBS (2 stations) and NBC (1 station). The networks produce and distribute programming in exchange for each station's commitment to air the programming at specified times and for commercial announcement time during programming. In addition, certain stations broadcast programming on second and third digital signals through network affiliation or program service arrangements with TheCoolTV, the Country Network, MyNetworkTV, This TV and Estrella TV.

The non-renewal or termination of any of our other network affiliation agreements or program service arrangements would prevent us from being able to carry applicable programming. This loss of programming would require us to obtain replacement programming, which may involve higher costs and which may not be as attractive to our target audiences, resulting in reduced revenues. Upon the termination of any of the above affiliation agreements or program service arrangements, we would be required to establish a new affiliation agreement or program service arrangement with another party or operate as an independent station. At such time and if applicable, the remaining value of a network affiliation asset could become impaired and we would be required to write down the value of the asset to its estimated fair value. As of December 31, 2010, the net book value of network affiliation assets was $113.0 million.

On February 9, 2009, MyNetworkTV announced that it was moving to a new program services model pursuant to which it would obtain for its affiliates popular programming that has previously aired on other networks, rather than continuing to provide first-run programming as is generally the case in a typical network model. MyNetworkTV advised us that in connection with this change to what it refers to as a "hybrid" model, it believes it had the right to terminate all of its existing affiliate agreements and negotiate new agreements for this programming service with the television stations that have been MyNetworkTV affiliates. On March 3, 2009, we received notice from MyNetworkTV claiming that it had ceased to exist as a network and therefore, was terminating each of our affiliation agreements effective September 26, 2009. On March 25, 2009, each of our subsidiaries that owned or operated stations which were affiliated with MyNetworkTV entered into an agreement, effective September 28, 2009 with a party related to MyNetworkTV to provide such stations with programming during the following year for the time periods previously programmed by MyNetworkTV, excluding programming for Saturday night. This programming agreement is accounted for as a station barter arrangement. The amortization related to our network affiliation intangible assets associated with MyNetworkTV stations was accelerated during 2009, resulting in zero asset balances remaining as of September 30, 2009. On January 24, 2011, our MyNetworkTV program service arrangement was extended until the fall of 2014. The program service arrangement gives us the ability to exercise early cancellation options beginning in 2012.

On October 30, 2009, our affiliation agreements of the stations owned, programmed and/or to which we provide services that are affiliated with the CW were extended for an additional year to August 31, 2011.

On February 12, 2010, we entered into a network affiliation agreement with The CW, expiring on August 31, 2011. Effective April 26, 2010 KMYS-TV in San Antonio, Texas switched from MyNetworkTV to the CW.

On March 25, 2010, we agreed to terms on a renewal of the ABC network affiliation agreements, expiring August 31, 2015. Pursuant to the terms we are required to pay fees to ABC for network programming.

On December 21, 2010, we entered into a renewal of our FOX affiliation agreements, expiring December 31, 2012. Pursuant to the terms we are required to pay fees to FOX for network programming.

Changes in the Rules on Television Ownership and Local Marketing Agreements

Certain of our stations have entered into what have commonly been referred to as local marketing agreements or LMAs. One typical type of LMA is a programming agreement between two separately owned television stations serving the same market, whereby the licensee of one station programs substantial portions of the broadcast day and sells advertising time during such programming segments on the other licensee's station subject to the latter licensee's ultimate editorial and other controls. We believe these arrangements allow us to reduce our operating expenses and enhance profitability.

If we are required to terminate or modify our LMAs, our business could be affected in the following ways:

Losses on investments. As part of our LMA arrangements, we own the non-license assets used by the stations with which we have LMAs. If certain of these LMA arrangements are no longer permitted, we would be forced to sell these assets, restructure our agreements or find another use for them. If this happens, the market for such assets may not be as good as when we purchased them and, therefore, we cannot be certain that we will recoup our original investments.

Termination penalties. If the FCC requires us to modify or terminate existing LMAs before the terms of the LMAs expire, or under certain circumstances, we elect not to extend the terms of the LMAs, we may be forced to pay termination penalties under the terms of some of our LMAs. Any such termination penalty could be material.

The following paragraphs discuss various proceedings relevant to our LMAs.

In 1999, the FCC established a new local television ownership rule. LMAs fell under this rule, however the rule grandfathered LMAs that were entered into prior to November 5, 1996, and permitted the applicable stations to continue operations pursuant to the LMAs until the conclusion of the FCC's 2004 biennial review. The FCC stated it would conduct a case-by-case review of grandfathered LMAs and assess the appropriateness of extending the grandfathering periods. The FCC did not initiate any review of grandfathered LMAs in 2004 or as part of its 2006 quadrennial review. We do not know when, or if, the FCC will conduct any such review of grandfathered LMAs. For LMAs executed on or after November 5, 1996, the FCC required compliance with the 1999 local television ownership rule by August 6, 2001. We challenged the 1999 rules in the U.S. Court of Appeals for the D.C. Circuit (D.C. Circuit), resulting in the exclusion of post-November 5, 1996 LMAs from the 1999 rules. In 2002, the D.C. Circuit ruled in *Sinclair Broadcast Group, Inc. v. F.C.C.*, 284 F.3d 114 (D.C. Cir. 2002) that the 1999 local television ownership rule was arbitrary and capricious and sent the rule back to the FCC for further refinement.

In 2003, the FCC revised its ownership rules, including the local television ownership rule; however the U. S. Court of Appeals for the Third Circuit (Third Circuit) did not enable the 2003 rules to become effective and sent the 2003 rules back to the FCC for further refinement. Due to the court decisions, the FCC concluded the 1999 rules could not be justified as necessary in the public interest and as a result, we took the position that an issue exists regarding whether the FCC has any current legal right to enforce any rules prohibiting the acquisition of television stations. Several parties, including us; filed petitions with the Supreme Court of the United States seeking review of the Third Circuit decision, but the Supreme Court denied the petitions in June 2005.

In July 2006, the FCC released a Further Notice of Proposed Rule Making seeking comment on how to address the issues raised by the Third Circuit's decision. In January 2008, the FCC released an order containing ownership rules that re-adopted the 1999 rules. On February 29, 2008, several parties, including us, separately filed petitions for review in a number of federal appellate courts challenging the 1999 rules. Those petitions were consolidated in the U.S. Court of Appeals for the Ninth Circuit (Ninth Circuit) and in November 2008, transferred by the Ninth Circuit to the Third Circuit where the proceedings are still pending.

On November 15, 1999, we entered into an agreement to acquire WMYA-TV (formerly WBSC-TV) in Anderson, South Carolina from Cunningham Broadcasting Corporation (Cunningham), but that transaction was denied by the FCC. Since none of the FCC rule changes ever became effective, we filed a petition for reconsideration with the FCC and amended our application to acquire the license of WMYA-TV. We also filed applications in November 2003 to acquire the license assets of, at that time, the remaining five Cunningham stations: WRGT-TV, Dayton, Ohio; WTAT-TV, Charleston, South Carolina; WVAH-TV, Charleston, West Virginia; WNUV-TV, Baltimore, Maryland; and WTTE-TV, Columbus, Ohio. Rainbow/PUSH filed a petition to deny these five applications and to revoke all of our licenses. The FCC dismissed our applications and denied the Rainbow/PUSH petition due to the abovementioned 2003 Third Circuit decision. Rainbow/PUSH filed a petition for reconsideration of that denial and we filed an application for review of the dismissal. In 2005, we filed a petition with the D. C. Circuit requesting that the Court direct the FCC to take final action on our applications, but that petition was dismissed. On January 6, 2006, we submitted a motion to the FCC requesting that it take final action on our applications. The applications and the associated petition to deny are still pending. We believe the Rainbow/PUSH petition is without merit. On February 8, 2008, we filed a petition with the D.C. Circuit requesting that the Court direct the FCC to act on our applications and cease its use of the 1999 rules. In July 2008, the D.C. Circuit transferred the case to the Ninth Circuit, and we filed a petition with the D.C. Circuit challenging that decision; however, it was denied. We also filed with the Ninth Circuit a motion to transfer that case back to the D.C. Circuit. In November 2008, the Ninth Circuit consolidated and sent our petition seeking final FCC action on our applications to the Third Circuit. In December 2008, we agreed voluntarily with the parties to our proceeding to dismiss our petition seeking final FCC action on our applications.

11. RELATED PERSON TRANSACTIONS:

David, Frederick, Duncan and Robert Smith (collectively, the controlling shareholders) are brothers and hold substantially all of the Class B Common Stock and some of our Class A Common Stock. We engaged in the following transactions with them and/or entities in which they have substantial interests.

Related Person Leases. Certain assets used by us and our operating subsidiaries are leased from Cunningham Communications Inc., Keyser Investment Group, Gerstell Development Limited Partnership and Beaver Dam, LLC (entities owned by the controlling shareholders). Lease payments made to these entities were $4.5 million, $4.7 million and $4.8 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Bay TV. In January 1999, we entered into a LMA with Bay Television, Inc. (Bay TV), which owns the television station WTTA-TV in the Tampa/St. Petersburg, Florida market. Our controlling shareholders own a substantial portion of the equity of Bay TV. Payments made to Bay TV were $1.7 million, $3.0 million and $3.2 million for the years ended December 31, 2010, 2009 and 2008. We received $0.5 million for each of the years ended December 31, 2010, 2009 and 2008 from Bay TV for certain equipment leases which expired on November 1, 2010.

Notes and capital leases payable to affiliates consisted of the following as of December 31, 2010 and 2009 (in thousands):

	2010	2009
Capital lease for building, interest at 7.93%	$ 520	$ 1,312
Capital lease for building, interest at 8.54%	9,273	10,025
Capital leases for broadcasting tower facilities, interest at 9.0%	1,975	4,033
Capital leases for broadcasting tower facilities, interest at 10.5%	5,065	5,074
Liability payable to affiliate for local marketing agreement, interest at 7.69%	4,600	5,913
Capital leases for building and tower, interest at 7.93%	1,336	1,355
	22,769	27,712
Less: Current portion	(3,196)	(2,995)
	$ 19,573	$ 24,717

Notes and capital leases payable to affiliates as of December 31, 2010 mature as follows (in thousands):

2011	$ 5,372
2012	4,931
2013	5,028
2014	3,406
2015	3,371
2016 and thereafter	12,827
Total minimum payments due	34,935
Less: Amount representing interest	(12,166)
	$ 22,769

Cunningham Broadcasting Corporation. We have options from trusts established by Carolyn C. Smith, a parent of our controlling shareholders, for the benefit of her grandchildren that will grant us the right to acquire, subject to applicable FCC rules and regulations, 100% of the capital stock of Cunningham Broadcasting Corporation (Cunningham) or 100% of the capital stock or assets of Cunningham's individual subsidiaries. As of December 31, 2010 Cunningham was the owner-operator and FCC licensee of: WNUV-TV, Baltimore, Maryland; WRGT-TV, Dayton, Ohio; WVAH-TV, Charleston, West Virginia; WTAT-TV, Charleston, South Carolina; WMYA-TV, Anderson, South Carolina; and WTTE-TV, Columbus, Ohio. In 2011, Cunningham acquired WDBB-TV, in Birmingham, Alabama.

In addition to the option agreement, we entered into five-year LMA agreements (with five-year renewal terms at our option) with Cunningham pursuant to which we provide programming to Cunningham for airing on WNUV-TV, WRGT-TV, WVAH-TV, WTAT-TV, WMYA-TV and WTTE-TV. In February 2011, we entered into a LMA agreement for WDBB-TV.

On October 28, 2009 we entered into amendments and /or restatements of the following agreements between Cunningham and us: (i) the LMAs, (ii) option agreements to acquire Cunningham stock and (iii) certain acquisition or merger agreements relating to television stations owned by Cunningham (Cunningham stations). Such amendments and/or restatements were effective at the expiration of the tender offers for the 3.0% Notes and 4.875% Notes on November 5, 2009.

In consideration of the new terms of the LMAs and other agreements and the extension options, beginning on January 1, 2010 and ending on July 1, 2012, we are obligated to pay Cunningham the sum of approximately $29.1 million in 10 quarterly installments of $2.75 million and one quarterly payment of approximately $1.6 million, which amounts will be used to pay off Cunningham's bank credit facility and which amounts will be credited toward the purchase price for each Cunningham Station. An additional $3.9 million will be paid in two installments on July 1, 2012 and October 1, 2012 as an additional LMA fee. The aggregate purchase price of the television stations, $78.5 million pursuant to certain acquisition or merger agreements, will be decreased by each payment made by us to Cunningham up to $29.1 million in the aggregate, pursuant to the foregoing transactions with Cunningham as such payments are made. Beginning on January 1, 2013, we will be obligated to pay Cunningham an annual LMA fee for the television stations equal to the greater of (i) 3% of each station's annual net broadcast revenue and (ii) $5.0 million.

We continue to reimburse Cunningham for 100% of its operating costs. In addition, we continue to pay Cunningham a monthly payment of $50,000 through December 2012. In accordance with the effective date of the abovementioned agreements, the $50,000 monthly payment no longer reduces the option exercise price.

We made payments to Cunningham under these LMA and other agreements of $17.3 million, $6.5 million and $8.0 million for the years ended December 31, 2010, 2009 and 2008, respectively. For the year ended December 31, 2010, 2009 and 2008, Cunningham's stations provided us with approximately $94.3 million, $80.4 million and $90.0 million, respectively, of total revenue. The financial statements for Cunningham are included in our consolidated financial statements for all periods presented. Our Bank Credit Agreement contains certain cross-default provisions with certain material third-party licenses. As of December 31, 2010, Cunningham was the sole material third-party licensee. The amended or restated LMAs and option agreements have been approved pursuant to our related person transaction policy.

Cunningham accounts for income taxes and deferred taxes using the separate return method and those amounts are consolidated into our income taxes and deferred taxes, which are also calculated using the separate return method. For the years ended December 31, 2010, 2009 and 2008, Cunningham's benefit for income taxes was $0.9 million, $0.9 million and $1.3 million, respectively. As of December 31, 2010 and 2009, Cunningham's deferred tax liabilities were $0.5 million and $0.3 million, respectively. There were no deferred tax assets as of December 31, 2010 and 2009.

In fourth quarter 2010, the FCC approved Cunningham's acquisition of WDBB-TV license assets. In February 2011, Cunningham acquired the license assets and we will continue to operate WDBB pursuant to a LMA..

Atlantic Automotive. We sold advertising time to and purchased vehicles and related vehicle services from Atlantic Automotive Corporation (Atlantic Automotive), a holding company which owns automobile dealerships and an automobile leasing company. David D. Smith, our President and Chief Executive Officer, has a controlling interest in, and is a member of the Board of Directors of Atlantic Automotive. We received payments for advertising totaling $0.3 million, $0.3 million and $0.6 million during the years ended December 31, 2010, 2009 and 2008, respectively. We paid $0.8 million, $0.4 million and $0.9 million for vehicles and related vehicle services from Atlantic Automotive during the years ended December 31, 2010, 2009 and 2008, respectively.

Allegiance Capital Limited Partnership. In August 1999, we made an investment in Allegiance Capital Limited Partnership (Allegiance), a small business investment company. Our controlling shareholders and our Executive Vice President/Chief Financial Officer are also investors in Allegiance. Allegiance Capital Management Corporation (ACMC) is the general partner. An employee of ours is a non-controlling shareholder of ACMC. ACMC controls all decision making, investing and management of operations of Allegiance in exchange for a monthly management fee based on actual expenses incurred which currently averages approximately less than $0.1 million and which is paid by the limited partners. We did not make any contributions into Allegiance during 2010 or 2009. Allegiance did not make any distributions to us during 2010 or 2009. As of December 31, 2010, our remaining unfunded commitment was $5.3 million.

Thomas & Libowitz, P.A. Basil A. Thomas, a member of our Board of Directors, is the father of Steven A. Thomas, a partner and founder of Thomas & Libowitz, P.A. (Thomas & Libowitz), a law firm providing legal services to us on an ongoing basis. We paid fees of $0.5 million, $1.7 million and $1.0 million to Thomas & Libowitz during 2010, 2009 and 2008, respectively. During 2007, Steven A. Thomas received, in lieu of cash payment for certain legal fees, an ownership percentage in two of our real estate investments and one of our private equity investments. The fair value of the three ownership interests was $0.1 million as of the dates the investments were made.

Charter Aircraft. From time to time, we charter aircraft owned by certain controlling shareholders. We incurred less than $0.1 million during the years ended December 31, 2010 and 2009, and $0.1 million during the year ended December 31, 2008 related to these arrangements.

Other Leases. In September 2008, AP Management Company, the management company of Patriot Capital II, L.P., a small business investment company in which we have made investments, entered into a five-year office lease agreement with Skylar Development LLC, a subsidiary of one of our real estate ventures.

In October 2009, Bagby's Bistro, LLC, a company owned by David Smith and one of his sons, entered into a restaurant lease agreement with Skylar Development, LLC (Skylar), a subsidiary of one of our real estate ventures.

Other. One of our controlling shareholders, Frederick Smith, holds an investment in Patriot Capital II, L.P. Qualified employees, directors and officers have been approved to invest in entities we have an interest in pursuant to the current related person transaction policy.

12. EARNINGS (LOSS) PER SHARE:

The following table reconciles income (loss) (numerator) and shares (denominator) used in our computations of earnings (loss) per share for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	2010	2009	2008
Income (loss) (Numerator)			
Income (loss) from continuing operations	$ 75,625	$ (137,948)	$ (248,522)
Income impact of assumed conversion of the 4.875% Notes, net of taxes	166	—	—
Income impact of assumed conversion of the 6.0% Notes, net of taxes	2,521	—	—
Net loss attributable to noncontrolling interests included in continuing operations	1,100	2,335	2,133
Numerator for diluted earnings (loss) per common share from continuing operations available to common shareholders	79,412	(135,613)	(246,389)
Loss from discontinued operations, net of taxes	(577)	(81)	(141)
Numerator for diluted earnings (loss) available to common shareholders	$ 78,835	$ (135,694)	$ (246,530)
Shares (Denominator)			
Weighted-average common shares outstanding	80,245	79,981	85,794
Dilutive effect of stock-settled appreciation rights	37	—	—
Dilutive effect of 4.875% Notes	254	—	—
Dilutive effect of 6.0% Notes	3,070	—	—
Weighted-average common and common equivalent shares outstanding	83,606	79,981	85,794

Potentially dilutive securities representing 1.4 million, 9.9 million and 30.9 million shares of common stock for the years ended December 31, 2010, 2009 and 2008, respectively, were excluded from the computation of diluted earnings (loss) per common share for these periods because their effect would have been antidilutive. The decrease in 2010 compared to 2009 of potentially dilutive securities is primarily related to the partial redemption of our 3.0% Notes and the inclusion of the 4.875% Notes and 6.0% Notes in dilutive earnings (loss) per share. The decrease in 2009 compared to 2008 of potentially dilutive securities is primarily related to the partial redemption of our 3.0% and 4.875% Notes. The net income (loss) per share amounts are the same for Class A and Class B Common Stock because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation.

13. SEGMENT DATA:

We measure segment performance based on operating income (loss). Our broadcast segment includes stations in 35 markets located predominately in the eastern, mid-western and southern United States. Our 2010 other operating divisions segment primarily earned revenues from sign design and fabrication; regional security alarm operating and bulk acquisitions and real estate ventures. In addition to the revenues noted in 2010, in 2009 and 2008, our other operating divisions segment earned revenues from information technology staffing, consulting and software development and transmitter manufacturing. All of our other operating divisions are located within the United States. Corporate costs primarily include our costs to operate as a public company and to operate our corporate headquarters location. Corporate is not a reportable segment. In 2010, in conjunction with our debt restructurings, we re-examined our corporate overhead cost allocation methodologies and made applicable changes to the way we allocate costs resulting in greater overhead absorption by the broadcast segment. This allocation change resulted in approximately $14.5 million in more corporate general and administrative expenses allocated to the broadcast segment for the year ended December 31, 2010, than what would have been allocated pursuant to prior year's methodology. We had approximately $167.3 million and $161.9 million of intercompany loans between the broadcast segment, operating divisions segment and corporate as of December 31, 2010 and 2009, respectively. We had $19.3 million, $22.9 million and $9.9 million in intercompany interest expense related to intercompany loans between the broadcast segment, other operating divisions segment and corporate for the years ended December 31, 2010, 2009 and 2008, respectively. Intercompany loans and interest expense are excluded from the tables below. All other intercompany transactions are immaterial.

Financial information for our operating segments is included in the following tables for the years ended December 31, 2010, 2009 and 2008 (in thousands):

For the year ended December 31, 2010	Broadcast	Other Operating Divisions	Corporate	Consolidated
Revenue	$ 730,588	$ 36,598	$ —	$ 767,186
Depreciation of property and equipment	33,260	1,291	1,756	36,307
Amortization of definite-lived intangible assets	15,974	2,860	—	18,834
Amortization of program contract costs and net realizable value adjustments	60,862	—	—	60,862
Impairment of goodwill, intangible and other assets	4,803	—	—	4,803
General and administrative overhead expenses	23,685	918	2,197	26,800
Operating income (loss)	243,839	478	(3,960)	240,357
Interest expense	—	1,943	114,103	116,046
Loss from equity and cost method investments	—	(4,861)	—	(4,861)
Goodwill	656,629	3,388	—	660,017
Assets	1,232,332	242,033	11,559	1,485,924
Capital expenditures	9,859	1,835	—	11,694

For the year ended December 31, 2009	Broadcast	Other Operating Divisions	Corporate	Consolidated
Revenue	$ 612,758	$ 43,719	$ —	$ 656,477
Depreciation of property and equipment	39,982	1,035	1,875	42,892
Amortization of definite-lived intangible assets	20,228	2,127	—	22,355
Amortization of program contract costs and net realizable value adjustments	73,087	—	—	73,087
Impairment of goodwill, intangible and other assets	249,556	—	243	249,799
General and administrative overhead expenses	8,607	1,039	15,986	25,632
Operating loss	(86,885)	(5,969)	(18,376)	(111,230)
Interest expense	—	1,472	78,549	80,021
Income from equity and cost method investments	—	354	—	354
Goodwill	656,629	3,388	—	660,017
Assets	1,357,826	226,557	5,646	1,590,029
Capital expenditures	5,724	1,927	42	7,693

For the year ended December 31, 2008	Broadcast	Other Operating Divisions	Corporate	Consolidated
Revenue	$ 699,040	$ 55,434	$ —	$ 754,474
Depreciation of property and equipment	41,947	844	1,974	44,765
Amortization of definite-lived intangible assets	17,063	1,277	—	18,340
Amortization of program contract costs and net realizable value adjustments	84,422	—	—	84,422
Impairment of goodwill and broadcast licenses	462,261	1,626	—	463,887
General and administrative overhead expenses	7,288	1,274	17,723	26,285
Operating loss	(258,889)	(9,456)	(20,114)	(288,459)
Interest expense	—	1,025	86,609	87,634
Loss from equity and cost method investments	—	(2,703)	—	(2,703)

14. FAIR VALUE MEASUREMENTS:

Accounting guidance provides for valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). A fair value hierarchy using three broad levels prioritizes the inputs to valuation techniques used to measure fair value. The following is a brief description of those three levels:

- *Level 1:* Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
- *Level 2:* Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- *Level 3:* Unobservable inputs that reflect the reporting entity's own assumptions.

The carrying value and fair value of our notes, debentures, program contracts payable and non-cancelable commitments as of December 31, 2010 and 2009 were as follows (in thousands):

	2010		2009	
	Carrying Value	Fair Value	Carrying Value	Fair Value
8.0% Notes	**$ —**	**$ —**	$ 225,488	$ 220,731
6.0% Notes	**66,019**	**70,385**	122,482	111,991
4.875% Notes	**5,685**	**5,685**	37,016	36,091
3.0% Notes	**5,400**	**5,400**	27,383	27,044
8.375% Notes	**246,493**	**258,750**	—	—
9.25% Notes	**487,724**	**544,690**	486,519	518,125
Term Loan B	**264,352**	**273,240**	323,551	314,306
Cunningham Bank Credit Facility	**21,933**	**22,452**	32,900	32,900
Active program contracts payable	**97,894**	**89,145**	140,443	124,951
Future program liabilities (a)	**88,510**	**72,823**	70,038	56,202
Total fair value	**$ 1,284,010**	**$ 1,342,570**	$ 1,465,820	$ 1,442,341

(a) Future program liabilities reflect a license agreement for program material that is not yet available for its first showing or telecast and is, therefore, not recorded as an asset or liability on our balance sheet.

Our notes, except the 3.0% and 4.875% Notes are fair valued using Level 1 hierarchy inputs described above. The carrying value of our 3.0% and 4.875% Notes approximates their fair value. Our Term Loan B and Cunningham's bank credit facility are fair valued using Level 2 hierarchy inputs described above.

Our estimates of active program contracts payable and future program liabilities were based on discounted cash flows using Level 3 inputs described above. The discount rate represents an estimate of a market participants return and risk applicable to program contracts.

15. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:

Sinclair Television Group, Inc. (STG), a wholly-owned subsidiary and the television operating subsidiary of Sinclair Broadcast Group, Inc. (SBG), was the primary obligor under the Bank Credit Agreement, and the 8.0% Notes as of December 31, 2009. STG is the primary obligor under the Bank Credit Agreement, the 8.375% Notes and the 9.25% Notes and was the primary obligor under the 8.0% Notes until they were fully redeemed in 2010. Our Class A Common Stock, Class B Common Stock, the 6.0% Notes, the 4.875% Notes and the 3.0% Notes remain obligations or securities of SBG and are not obligations or securities of STG. SBG is a guarantor under the Bank Credit Agreement, the 9.25% Notes and the 8.375% Notes. As of December 31, 2010 our consolidated total debt of $1,212.1 million included $1,050.6 million of debt related to STG and its subsidiaries of which SBG guaranteed $998.6 million.

SBG, KDSM, LLC, a wholly-owned subsidiary of SBG, and STG's wholly-owned subsidiaries (guarantor subsidiaries), have fully and unconditionally guaranteed all of STG's obligations. Those guarantees are joint and several. There are certain contractual restrictions on the ability of SBG, STG or KDSM, LLC to obtain funds from their subsidiaries in the form of dividends or loans.

The following condensed consolidating financial statements present the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows of SBG, STG, KDSM, LLC and the guarantor subsidiaries, the direct and indirect non-guarantor subsidiaries of SBG and the eliminations necessary to arrive at our information on a consolidated basis. These statements are presented in accordance with the disclosure requirements under SEC Regulation S-X, Rule 3-10.

CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2010
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Cash	$ —	$ 5,071	$ 1,022	$ 15,881	$ —	$ 21,974
Restricted cash - current	—	5,058	—	—	—	5,058
Accounts and other receivables	43	99	115,615	5,765	(151)	121,371
Other current assets	1,477	5,492	46,231	2,962	(284)	55,878
Total current assets	1,520	15,720	162,868	24,608	(435)	204,281
Property and equipment, net	9,856	2,669	169,260	97,219	(6,773)	272,231
Investment in consolidated subsidiaries	—	609,737	—	—	(609,737)	—
Restricted cash – long term	—	—	223	—	—	223
Other long-term assets	79,184	318,137	10,207	89,956	(380,339)	117,145
Total other long-term assets	79,184	927,874	10,430	89,956	(990,076)	117,368
Acquired intangible assets	—	—	829,884	64,694	(2,534)	892,044
Total assets	$ 90,560	$ 946,263	$ 1,172,442	$ 276,477	$ (999,818)	$ 1,485,924
Accounts payable and accrued liabilities	$ 512	$ 19,733	$ 46,734	$ 8,110	$ (1,066)	$ 74,023
Current portion of long-term debt	363	3,300	391	15,502	—	19,556
Current portion of affiliate long-term debt	870	—	2,326	113	(113)	3,196
Other current liabilities	—	—	70,428	693	—	71,121
Total current liabilities	1,745	23,033	119,879	24,418	(1,179)	167,896
Long-term debt	79,091	995,269	38,098	57,282	—	1,169,740
Affiliate long-term debt	8,403	—	11,170	224,207	(224,207)	19,573
Dividends in excess of investment in consolidated subsidiaries	122,994	—	—	—	(122,994)	—
Other liabilities	43,750	1,709	394,192	47,154	(201,008)	285,797
Total liabilities	255,983	1,020,011	563,339	353,061	(549,388)	1,643,006
Common stock	804	—	10	282	(292)	804
Additional paid-in capital	609,640	123,695	445,577	78,637	(647,909)	609,640
Accumulated (deficit) earnings	(771,953)	(195,049)	165,316	(154,656)	184,389	(771,953)
Accumulated other comprehensive loss	(3,914)	(2,394)	(1,800)	(847)	5,041	(3,914)
Total Sinclair Broadcast Group shareholders' (deficit) equity	(165,423)	(73,748)	609,103	(76,584)	(458,771)	(165,423)
Noncontrolling interest in consolidated subsidiaries	—	—	—	—	8,341	8,341
Total liabilities and equity (deficit)	$ 90,560	$ 946,263	$ 1,172,442	$ 276,477	$ (999,818)	$ 1,485,924

CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2009
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Cash	$ —	$ 10,364	$ 217	$ 12,643	$ —	$ 23,224
Restricted cash - current	—	27,667	—	—	—	27,667
Accounts and other receivables	232	6,014	110,733	4,045	(6,090)	114,934
Other current assets	639	2,558	54,546	2,513	(283)	59,973
Total current assets	871	46,603	165,496	19,201	(6,373)	225,798
Property and equipment, net	11,597	2,135	194,139	95,437	(7,081)	296,227
Investment in consolidated subsidiaries	—	691,578	—	—	(691,578)	—
Restricted cash – long term	—	36,732	484	—	—	37,216
Other long-term assets	62,183	273,806	26,272	58,342	(295,225)	125,378
Total other long-term assets	62,183	1,002,116	26,756	58,342	(986,803)	162,594
Acquired intangible assets	—	—	838,998	57,512	8,900	905,410
Total assets	$ 74,651	$ 1,050,854	$ 1,225,389	$ 230,492	$ (991,357)	$ 1,590,029
Accounts payable and accrued liabilities	$ 2,886	$ 20,742	$ 32,200	$ 19,373	$ (10,932)	$ 64,269
Current portion of long-term debt	27,695	—	289	12,648	—	40,632
Current portion of affiliate long-term debt	753	—	2,242	136	(136)	2,995
Other current liabilities	—	—	94,229	576	—	94,805
Total current liabilities	31,334	20,742	128,960	32,733	(11,068)	202,701
Long-term debt	161,848	1,037,467	37,747	60,902	—	1,297,964
Affiliate long-term debt	9,272	—	15,445	192,097	(192,097)	24,717
Dividends in excess of investment in consolidated subsidiaries	59,402	—	—	—	(59,402)	—
Other liabilities	24,745	1,979	352,567	37,148	(149,570)	266,869
Total liabilities	286,601	1,060,188	534,719	322,880	(412,137)	1,792,251
Common stock	799	—	10	282	(292)	799
Additional paid-in capital	605,340	279,664	670,863	41,824	(992,351)	605,340
Accumulated (deficit) earnings	(813,876)	(286,414)	21,904	(131,677)	396,187	(813,876)
Accumulated other comprehensive loss	(4,213)	(2,584)	(2,107)	(2,817)	7,508	(4,213)
Total Sinclair Broadcast Group shareholders' (deficit) equity	(211,950)	(9,334)	690,670	(92,388)	(588,948)	(211,950)
Noncontrolling interest in consolidated subsidiaries	—	—	—	—	9,728	9,728
Total liabilities and equity (deficit)	$ 74,651	$ 1,050,854	$ 1,225,389	$ 230,492	$ (991,357)	$ 1,590,029

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Net revenue	$ —	$ —	$ 731,756	$ 45,351	$ (9,921)	$ 767,186
Program and production	—	893	161,746	369	(8,875)	154,133
Selling, general and administrative	2,205	23,530	125,106	3,597	(547)	153,891
Depreciation, amortization and other operating expenses	1,756	518	179,345	37,022	164	218,805
Total operating expenses	3,961	24,941	466,197	40,988	(9,258)	526,829
Operating (loss) income	(3,961)	(24,941)	265,559	4,363	(663)	240,357
Equity in earnings of consolidated subsidiaries	85,974	136,815	—	—	(222,789)	—
Interest expense	(13,611)	(95,089)	(5,204)	(22,334)	20,192	(116,046)
Other income (expense)	1,666	33,389	(36,048)	(7,026)	(441)	(8,460)
Total other income (expense)	74,029	75,115	(41,252)	(29,360)	(203,038)	(124,506)
Income tax benefit (provision)	6,080	31,654	(84,073)	6,113	—	(40,226)
Loss from discontinued operations, net of taxes	—	(577)	—	—	—	(577)
Net income (loss)	76,148	81,251	140,234	(18,884)	(203,701)	75,048
Net loss attributable to the noncontrolling interest	—	—	—	—	1,100	1,100
Net income (loss) attributable to Sinclair Broadcast Group	$ 76,148	$ 81,251	$ 140,234	$ (18,884)	$ (202,601)	$ 76,148

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Net revenue	$ —	$ —	$ 613,875	$ 52,278	$ (9,676)	$ 656,477
Program and production	—	721	149,528	480	(8,314)	142,415
Selling, general and administrative	16,249	8,701	119,779	4,334	(598)	148,465
Depreciation, amortization and other operating expenses	17,893	541	427,559	38,250	(7,416)	476,827
Total operating expenses	34,142	9,963	696,866	43,064	(16,328)	767,707
Operating (loss) income	(34,142)	(9,963)	(82,991)	9,214	6,652	(111,230)
Equity in losses of consolidated subsidiaries	(101,049)	(115,681)	—	—	216,730	—
Interest income	844	21,853	—	1,805	(24,443)	59
Interest expense	(36,454)	(35,828)	(5,871)	(27,346)	25,478	(80,021)
Other income (expense)	32,611	23,523	(35,233)	(699)	530	20,732
Total other (expense) income	(104,048)	(106,133)	(41,104)	(26,240)	218,295	(59,230)
Income tax benefit	2,577	7,749	10,421	11,765	—	32,512
Loss from discontinued operations, net of taxes	(81)	—	—	—	—	(81)
Net (loss) income	(135,694)	(108,347)	(113,674)	(5,261)	224,947	(138,029)
Net loss attributable to the noncontrolling interest	—	—	—	—	2,335	2,335
Net (loss) income attributable to Sinclair Broadcast Group	$ (135,694)	$ (108,347)	$ (113,674)	$ (5,261)	$ 227,282	$ (135,694)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2008
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Net revenue	$ —	$ —	$ 701,455	$ 65,970	$ (12,951)	$ 754,474
Program and production	—	1,002	167,043	219	(9,299)	158,965
Selling, general and administrative	18,147	6,429	133,650	4,631	(430)	162,427
Depreciation, amortization and other operating expenses	1,974	582	614,451	98,822	5,712	721,541
Total operating expenses	20,121	8,013	915,144	103,672	(4,017)	1,042,933
Operating loss	(20,121)	(8,013)	(213,689)	(37,702)	(8,934)	(288,459)
Equity in losses of consolidated subsidiaries	(187,454)	(172,429)	—	—	359,883	—
Interest income	1,081	8,892	9	1,181	(10,420)	743
Interest expense	(43,754)	(34,374)	(6,885)	(15,098)	12,477	(87,634)
Other income (expense)	21,174	27,134	(39,655)	(1,939)	(1,248)	5,466
Total other expense	(208,953)	(170,777)	(46,531)	(15,856)	360,692	(81,425)
Income tax benefit	15,308	5,195	87,923	12,936	—	121,362
(Loss) income from discontinued operations, net of taxes	(358)	—	217	—	—	(141)
Net loss	(214,124)	(173,595)	(172,080)	(40,622)	351,758	(248,663)
Net loss attributable to the noncontrolling interest	—	—	—	—	2,133	2,133
Net (loss) income attributable to Sinclair Broadcast Group	$ (214,124)	$ (173,595)	$ (172,080)	$ (40,622)	$ 353,891	$ (246,530)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2010
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
NET CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES	$ (25,213)	$ (76,450)	$ 265,706	$ (5,729)	$ (3,353)	$ 154,961
CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES:						
Acquisition of property and equipment	—	(3,686)	(6,173)	(1,835)	—	(11,694)
Purchase of alarm monitoring contracts	—	—	—	(10,106)	—	(10,106)
Decrease in restricted cash	—	59,342	260	—	—	59,602
Distributions from investments	709	—	—	185	—	894
Investments in equity and cost method investees	(2,000)	—	—	(5,224)	—	(7,224)
Proceeds from sale of assets	—	—	110	—	—	110
Loans to affiliates	(136)	—	—	—	—	(136)
Proceeds from loans to affiliates	117	—	—	—	—	117
Proceeds from insurance settlement	—	—	372	—	—	372
Net cash flows (used in) from investing activities	(1,310)	55,656	(5,431)	(16,980)	—	31,935
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:						
Proceeds from notes payable, commercial bank financing and capital leases	—	264,068	—	19,862	—	283,930
Repayments of notes payable, commercial bank financing and capital leases	(103,878)	(302,350)	(317)	(20,876)	—	(427,421)
Dividends paid on Class A and Class B Common Stock	(34,557)	—	—	—	332	(34,225)
Payments for deferred financing costs	—	(7,016)	—	(4)	—	(7,020)
Distributions from noncontrolling interests	—	—	—	(287)	—	(287)
Repayments of notes and capital leases to affiliates	(753)	—	(2,370)	—	—	(3,123)
Increase (decrease) in intercompany payables	165,711	60,799	(256,783)	27,252	3,021	—
Net cash flows from (used in) financing activities	26,523	15,501	(259,470)	25,947	3,353	(188,146)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	—	(5,293)	805	3,238	—	(1,250)
CASH AND CASH EQUIVALENTS, beginning of period	—	10,364	217	12,643	—	23,224
CASH AND CASH EQUIVALENTS, end of period	$ —	$ 5,071	$ 1,022	$ 15,881	$ —	$ 21,974

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
NET CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES	$ (56,248)	$ (3,833)	$ 171,883	$ (1,364)	$ (5,002)	$ 105,436
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:						
Acquisition of property and equipment	(43)	(1,215)	(4,508)	(1,927)	—	(7,693)
Purchase of alarm monitoring contracts	—	—	—	(12,291)	—	(12,291)
Increase in restricted cash	—	(64,399)	(484)	—	—	(64,883)
Distributions from investments	—	—	—	1,501	—	1,501
Investments in equity and cost method investees	(3,333)	—	—	(7,268)	—	(10,601)
Proceeds from sale of assets	—	—	126	—	—	126
Loans to affiliates	(162)	—	—	—	—	(162)
Proceeds from loans to affiliates	157	—	—	—	—	157
Net cash flows used in investing activities	(3,381)	(65,614)	(4,866)	(19,985)	—	(93,846)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:						
Proceeds from notes payable, commercial bank financing and capital leases	—	946,184	—	34,691	—	980,875
Repayments of notes payable, commercial bank financing and capital leases	(378,183)	(536,100)	(447)	(16,836)	—	(931,566)
Purchase of subsidiary shares from noncontrolling interest	—	—	—	(5,000)	—	(5,000)
Repurchase of Class A Common Stock	(1,454)	—	—	—	—	(1,454)
Dividends paid on Class A and Class B Common Stock	(16,193)	—	—	—	155	(16,038)
Payments for deferred financing costs	—	(28,278)	—	(537)	—	(28,815)
Contributions to noncontrolling interests	—	—	—	26	—	26
Repayments of notes and capital leases to affiliates	(648)	—	(2,216)	—	—	(2,864)
Increase (decrease) in intercompany payables	456,107	(311,643)	(164,366)	15,055	4,847	—
Net cash flows from (used in) financing activities	59,629	70,163	(167,029)	27,399	5,002	(4,836)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	716	(12)	6,050	—	6,754
CASH AND CASH EQUIVALENTS, beginning of period	—	9,649	227	6,594	—	16,470
CASH AND CASH EQUIVALENTS, end of period	$ —	$ 10,365	$ 215	$ 12,644	$ —	$ 23,224

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2008

(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
NET CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES	$ (23,968)	$ (2,756)	$ 243,780	$ (5,058)	$ (227)	$ 211,771
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:						
Acquisition of property and equipment	(57)	(561)	(22,269)	(2,282)	—	(25,169)
Consolidation of variable interest entity	—	—	—	1,328	—	1,328
Purchase of alarm monitoring contracts	—	—	—	(7,675)	—	(7,675)
Payments for acquisition of television stations	—	(17,123)	—	—	—	(17,123)
Payment for acquisition of other operating divisions companies	—	—	—	(53,487)	—	(53,487)
Distributions from investments	860	—	—	715	—	1,575
Investments in equity and cost method investees	(6,244)	—	—	(35,727)	—	(41,971)
Proceeds from the sale of assets	3	—	196	—	—	199
Loans to affiliates	(178)	—	—	—	—	(178)
Proceeds from loans to affiliates	179	—	—	—	—	179
Net cash flows used in investing activities	(5,437)	(17,684)	(22,073)	(97,128)	—	(142,322)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:						
Proceeds from notes payable, commercial bank financing and capital leases	—	257,173	—	17,470	—	274,643
Repayments of notes payable, commercial bank financing and capital leases	(24,778)	(216,608)	(207)	(14,004)	—	(255,597)
Repurchase of Class A Common Stock	(29,836)	—	—	—	—	(29,836)
Dividends paid on Class A and Class B Common Stock	(67,128)	—	—	—	445	(66,683)
Payments for deferred financing costs	—	—	—	(524)	—	(524)
Proceeds from derivative terminations	—	8,001	—	—	—	8,001
Distributions to noncontrolling interest	—	—	—	(637)	—	(637)
Repayments of notes and capital leases to affiliates	(722)	—	(2,604)	—	—	(3,326)
Increase (decrease) in intercompany payables	151,869	(32,955)	(221,268)	102,572	(218)	—
Net cash flows from (used in) financing activities	29,405	15,611	(224,079)	104,877	227	(73,959)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	—	(4,829)	(2,372)	2,691	—	(4,510)
CASH AND CASH EQUIVALENTS, beginning of period	—	14,478	2,599	3,903	—	20,980
CASH AND CASH EQUIVALENTS, end of period	$ —	$ 9,649	$ 227	$ 6,594	$ —	$ 16,470

16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

(in thousands, except per share data)

For the Quarter Ended	03/31/10	06/30/10	09/30/10	12/31/10
Total revenues, net	$ 169,628	$ 185,551	$ 186,452	$ 225,555
Impairment of goodwill, intangible and other assets	$ —	$ —	$ —	$ 4,803
Loss on extinguishment of debt	$ (289)	$ (149)	$ (3,939)	$ (1,889)
Operating income	$ 46,227	$ 56,691	$ 56,095	$ 81,344
Income from continuing operations	$ 11,060	$ 17,020	$ 14,213	$ 33,332
Loss from discontinued operations	$ (66)	$ (68)	$ (68)	$ (375)
Net income attributable to Sinclair Broadcast Group	$ 11,520	$ 17,273	$ 14,276	$ 33,079
Basic earnings per common share from continuing operations attributable to Sinclair Broadcast Group	$ 0.14	$ 0.22	$ 0.18	$ 0.42
Basic earnings per common share attributable to Sinclair Broadcast Group	$ 0.14	$ 0.22	$ 0.18	$ 0.41
Diluted earnings per common share from continuing operations attributable to Sinclair Broadcast Group	$ 0.14	$ 0.21	$ 0.18	$ 0.41
Diluted earnings per common share attributable to Sinclair Broadcast Group	$ 0.14	$ 0.21	$ 0.18	$ 0.40

For the Quarter Ended	03/31/09	06/30/09	09/30/09	12/31/09
Total revenues, net	$ 154,738	$ 158,272	$ 160,127	$ 183,340
Impairment of goodwill, intangible and other assets	$ 130,098	$ —	$ 243	$ 119,458
Gain (loss) on extinguishment of debt	$ 18,986	$ —	$ —	$ (521)
Operating (loss) income	$ (106,707)	$ 25,824	$ 35,733	$ (66,080)
(Loss) income from continuing operations	$ (87,039)	$ 2,695	$ 15,855	$ (69,459)
(Loss) income from discontinued operations	$ (108)	$ (109)	$ 245	$ (109)
Net (loss) income attributable to Sinclair Broadcast Group	$ (85,655)	$ 2,783	$ 14,938	$ (67,760)
Basic and diluted (loss) earnings per common share from continuing operations attributable to Sinclair Broadcast Group	$ (1.06)	$ 0.04	$ 0.18	$ (0.85)
Basic and diluted (loss) earnings per common share attributable to Sinclair Broadcast Group	$ (1.06)	$ 0.04	$ 0.19	$ (0.85)

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A Common Stock is listed for trading on the NASDAQ stock market under the symbol SBGI. Our Class B Common Stock is not traded on a public trading market or quotation system. The following tables set forth for the periods indicated the high and low closing sales prices on the NASDAQ stock market for our Class A Common Stock.

2010		High		Low
First Quarter	$	5.78	$	4.63
Second Quarter	$	7.79	$	5.33
Third Quarter	$	7.38	$	5.39
Fourth Quarter	$	8.47	$	7.12

2009		High		Low
First Quarter	$	3.86	$	0.89
Second Quarter	$	2.12	$	1.04
Third Quarter	$	3.81	$	1.07
Fourth Quarter	$	5.03	$	2.95

As of February 28, 2011, there were approximately 82 shareholders of record of our common stock. This number does not include beneficial owners holding shares through nominee names.

Dividend Policy

In February 2009, we decided it was prudent to suspend the dividend due to the negative economic climate. Amid improvements in general economic conditions and in our performance, in November 2010, our Board of Directors declared a $0.43 per share common stock dividend payable on December 15, 2010 to holders of record on December 1, 2010. In February 2011, our Board of Directors reinstated our dividend policy, declaring a quarterly common stock dividend of $0.12 per share. Future dividends on our common shares, if any, will be at the discretion of our Board of Directors and will depend on several factors including our results of operations, cash requirements and surplus, financial condition, covenant restrictions and other factors that the Board of Directors may deem relevant. The Class A Common Stock and Class B Common Stock holders have the same rights related to dividends. Our Bank Credit Agreement and some of our debt instruments contain restrictions on our ability to pay dividends. Under our Bank Credit Agreement, in certain circumstances we may make up to $40.0 million in unrestricted annual cash payments including but not limited to dividends. Under the indentures governing our 9.25% Second Lien Notes, due 2017 (the 9.25% Notes) and our 8.375% Senior Notes, due 2018 (the 8.375% Notes), we are restricted from paying dividends on our common stock unless certain specified conditions are satisfied, including that:

- no event of default then exists under each indenture or certain other specified agreements relating to our indebtedness; and
- after taking account of the dividends payment, we are within certain restricted payment requirements contained in each indenture.

In addition, under certain of our debt instruments, the payment of dividends is not permissible during a default thereunder.

Issuer Purchases of Equity Securities

During the fourth quarter 2010, we repurchased, pursuant to a tender offer, $58.0 million in principal amount of the 6.0% Convertible Subordinated Debentures, due 2012 (the 6.0% Notes).

Comparative Stock Performance

The following line graph compares the yearly percentage change in the cumulative total shareholder return on our Class A Common Stock with the cumulative total return of the NASDAQ Composite Index and the cumulative total return of the NASDAQ Telecommunications Index (an index containing performance data of radio and television broadcast companies and communication equipment and accessories manufacturers) from December 31, 2005 through December 31, 2010. The performance graph assumes that an investment of $100 was made in the Class A Common Stock and in each Index on December 31, 2005 and that all dividends were reinvested. Total shareholder return is measured by dividing total dividends (assuming dividend reinvestment) plus share price change for a period by the share price at the beginning of the measurement period.

Company/Index/Market	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	**12/31/10**
Sinclair Broadcast Group, Inc.	100.00	120.18	99.05	43.67	56.77	**121.45**
NASDAQ Telecommunications Index	100.00	131.50	146.22	85.43	118.25	**129.78**
NASDAQ Composite Index	100.00	111.74	124.67	73.77	107.12	**125.93**


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Sinclair Broadcast Group, Inc., the NASDAQ Composite Index
and the NASDAQ Telecommunications Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/05
12/06
12/07
12/08
12/09
12/10
Sinclair Broadcast Group, Inc.
NASDAQ Composite
NASDAQ Telecommunications

*$100 invested on 12/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS: CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of Sinclair Broadcast Group, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of equity (deficit) and other comprehensive (loss) income, and of cash flows present fairly, in all material respects, the financial position of Sinclair Broadcast Group, Inc. and its subsidiaries (the Company) at December 31, 2010 and December 31, 2009 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in Item 15(a) for the two years ended December 31, 2010, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Management on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for noncontrolling interests and convertible debt instruments that may be settled in cash upon conversion in 2009 and changed its method of accounting for variable interest entities in 2010.

We have also audited the adjustments to the 2008 consolidated financial statements to retrospectively apply the change in accounting for noncontrolling interests and convertible debt instruments that may be settled in cash upon conversion, as described in Note 1. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2008 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2008 consolidated financial statements taken as a whole.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Baltimore, Maryland
March 4, 2011

The Board of Directors and Shareholders of Sinclair Broadcast Group, Inc.

We have audited, before the effects of the adjustments to retrospectively apply the changes in accounting described in Note 1, the consolidated statements of operations, equity (deficit), comprehensive income (loss) and cash flows for the year ended December 31, 2008 of Sinclair Broadcast Group, Inc. (the 2008 financial statements before the effects of the adjustments discussed in Note 1 are not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2008 financial statements referred to above, before the effects of the adjustments to retrospectively apply the changes in accounting described in Note 1, present fairly, in all material respects, the consolidated results of Sinclair Broadcast Group, Inc's operations and its cash flows for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the changes in accounting described in Note 1 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by PricewaterhouseCoopers LLP.

Ernst & Young LLP

Ernst & Young LLP
Baltimore, Maryland
March 3, 2009

GROUP MANAGERS / GENERAL MANAGERS

Group Manager
William J. Fanshawe

- Baltimore, Maryland
- Norfolk, Virginia

General Managers

- Mary Margaret Johnson – Charleston, South Carolina
- Mike Wilson – Des Moines, Iowa
- Audra Swain – Las Vegas, Nevada
- Kerry Johnson – Cedar Rapids, Iowa and Madison, Wisconsin
- David Ford – Milwaukee, Wisconsin
- Philip Waterman – Minneapolis-St. Paul, Minnesota
- John Rossi – Oklahoma City, Oklahoma
- Steven Genett – Richmond, Virginia
- John Seabers – San Antonio, Texas

Group Manager
Alan B. Frank

- Pittsburgh, Pennsylvania
- Rochester, New York
- Tampa/St. Petersburg, Florida

General Managers

- Jay C. Lowe – Birmingham, Alabama
- Nick Magnini – Buffalo, New York
- Harold Cooper – Charleston/Huntington, West Virginia
- Chad Conklin – Flint/Saginaw/Bay City, Michigan
- Dominic Mancuso – Nashville, Tennessee
- John Hummel – Raleigh/Durham, North Carolina
- Rochester, New York
- Don O'Connor – Syracuse, New York
- John Dittmeier – Tallahassee, Florida

Group Manager
Daniel P. Mellon

- Columbus, Ohio
- Greensboro/Highpoint/Winston-Salem, North Carolina
- Peoria/Bloomington, Illinois

General Managers

- John V. Connors – Asheville, North Carolina-Greenville/Spartanburg/Anderson, South Carolina
- Thomas L. Tipton – Cape Girardeau, Missouri-Paducah, Kentucky and St. Louis, Missouri
- Jonathan P. Lawhead – Cincinnati, Ohio
- Dean Ditmer – Dayton, Ohio
- Michael C. Brickey – Lexington, Kentucky
- Terry Cole – Mobile, Alabama-Pensacola, Florida
- Tom Humpage – Portland, Maine
- Tim Mathis – Springfield/Champaign, Illinois

OFFICERS

David D. Smith
President & Chief Executive Officer

Frederick G. Smith
Vice President

J. Duncan Smith
Vice President

David B. Amy
Executive Vice President, Chief Financial Officer

David R. Bochenek
Vice President, Chief Accounting Officer

Barry M. Faber
Executive Vice President, General Counsel

Lucy A. Rutishauser
Vice President, Corporate Finance & Treasurer

Donald H. Thompson
Vice President, Human Resources

Thomas I. Waters, III
Vice President, Purchasing

OTHER OPERATING DIVISIONS

W. Gary Dorsch
President, Keyser Capital, LLC

BOARD OF DIRECTORS

David D. Smith
Chairman of the Board, President & Chief Executive Officer

Frederick G. Smith
Vice President

J. Duncan Smith
Vice President, Secretary

Robert E. Smith
Director

Daniel C. Keith
President and Founder of the Cavanaugh Group, Inc.

Martin R. Leader
Director

Lawrence E. McCanna
Director

Basil A. Thomas
Director

TELEVISION DIVISION

Steven M. Marks
Vice President, Chief Operating Officer

M. William Butler
Vice President, Programming & Promotion

Robert F. Malandra
Vice President, Finance Television

Delbert R. Parks III
Vice President, Engineering & Operations

David F. Schwartz
Vice President, Sales

Gregg L. Siegel
Vice President, National Sales

Robert D. Weisbord
Vice President, New Media

ANNUAL MEETING

The Annual Meeting of stockholders will be held at Sinclair Broadcast Group's corporate offices,
10706 Beaver Dam Road
Hunt Valley, MD 21030
Thursday, June 2, 2011 at 10:00am.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers, LLP
100 East Pratt Street
Suite 1900
Baltimore, MD 21202-1096

TRANSFER AGENT & REGISTRAR

Questions regarding stock certificates, change of address, or other stock transfer account matters may be directed to:

American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Ave.
Brooklyn, NY 11219
Toll Free: 1-800-937-5449
Email: info@amstock.com
Website: www.amstock.com

FORM 10-K, ANNUAL REPORT

A copy of the Company's 2010 Form 10-K, as filed with the Securities and Exchange Commission, is available at no charge on the Company's website www.sbgi.net or upon written request to:

Lucy A. Rutishauser
VP, Corporate Finance & Treasurer
Sinclair Broadcast Group, Inc.
10706 Beaver Dam Road
Hunt Valley, MD 21030
Phone: 410-568-1500
E-mail: investor@sbgi.net

COMMON STOCK

The Company's Class A Common Stock trades on the Nasdaq Global Select Market tier of the Nasdaq℠ Stock Market under the symbol SBGI.

SINCLAIR BROADCAST GROUP, INC.



SBG

SINCLAIR BROADCAST GROUP